
05008459

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Guangzhou Pharmaceutical Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 0 1 2005
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34656 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 6/1/05



2004
Annual Report







GPC

廣州藥業股份有限公司
Guangzhou Pharmaceutical Company Limited

Contents

IMPORTANT NOTICE

The Board of Directors (the "Board") and all the Directors of Guangzhou Pharmaceutical Company Limited ("GPC" or the "Company") collectively and individually accept full responsibility for the authenticity, accuracy and completeness of the information contained in this annual report and confirm that there are no false information, misleading statements or material omissions in this annual report.

Guangdong Yangcheng Certified Public Accountants Co., Ltd. (formerly known as "Guangzhou Yangcheng Certified Public Accountants Co., Ltd."), the domestic auditors, and PricewaterhouseCoopers, the international auditors, have audited the accounts of the Group and the Company for the year ended 31 December 2004 (the "Reporting Period" or the "Year") and issued unqualified auditors' reports thereon.

Mr. Yang Rongming, Chairman of the Board, Mr. Xie Bin, General Manager, Mr. Gao Fang, Financial Controller and Mr. Chen Binghua, Senior Finance Manager, individually accept responsibility for ensuring the authenticity and completeness of the financial reports contained in this annual report.

This annual report is prepared in both English and Chinese. In the event that different interpretation occurs, with the exception of the accounts prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP") and the international auditors' report thereon, the Chinese version shall prevail.

Company Profile

1.	Legal Chinese name:	廣州藥業股份有限公司
	Chinese name abbreviation:	廣州藥業
	English name:	Guangzhou Pharmaceutical Company Limited
	English name abbreviation:	GPC
2.	Legal representative:	Yang Rongming
3.	Company secretary:	He Shuhua
	Representative of securities affairs:	Huang Xuezhen
	Address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
	Telephone:	(8620) 8121 8119 / 8121 8086
	Fax:	(8620) 8121 6408
	E-mail:	hesh@gpc.com.cn / huangxz@gpc.com.cn
4.	Registered address:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
	Postal code:	510130
	Website:	http://www.gpc.com.cn
	E-mail:	sec@gpc.com.cn
	Principal place of business in Hong Kong:	Room 2005, 20th Floor, Tower Two, Lippo Center, 89 Queensway, Hong Kong
5.	Designated newspapers for information disclosure:	Shanghai Securities Hong Kong Economic Times The Standard
	Internet website designated by the China Securities Regulatory Commission for publishing this annual annual report:	http://www.sse.com.cn
	Internet website designated by The Stock Exchange of Hong Kong Limited for publishing this annual report:	http://www.hkex.com.hk
	Place where this annual report is available for inspection:	The Secretariat to the Board of Directors of Guangzhou Pharmaceutical Company Limited
6.	Place of listing, name and codes of the Company's shares:	A Shares: The Shanghai Stock Exchange Stock Code: 600332 Stock Abbreviation: GZ Phar. H Shares: The Stock Exchange of Hong Kong Limited Stock Code: 0874 Stock Abbreviation GZ Phar.

7. Other corporate information:

First registration date:	1 Septermber 1997
Place of first registration:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Registration date for change:	17 January 2001
Place of first registration for change:	45 Sha Mian North Street, Guangzhou City, Guangdong Province, PRC
Business licence number:	4401011101830
Tax registration number:	44010063320680x
Auditors:	International auditors: PricewaterhouseCoopers Certified Public Accountants 22nd Floor, Prince's Building Central, Hong Kong PRC auditors: Guangdong Yangcheng Certified Public Accountants Co., Ltd. 25th Floor, Jianlibao Plaza, 410 Dongfeng Zhong Road Guangzhou 510040, Guangdong, PRC

EXTRACTED FROM THE ACCOUNTS PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS

Items	2004 *RMB'000*
1. Total profit	**167,642**
2. Net profit	**55,292**
3. Net profit after non-operating items (note)	**63,170**
4. Profit from principal operations	**1,372,489**
5. Profit from other operations	**39,008**
6. Operating profit	**183,421**
7. Income from investments	**(4,736)**
8. Government grants and subsidies	**589**
9. Net non-operating results	**(11,632)**
10. Net cash inflows from operating activities	**200,542**
11. Net increase in cash and cash equivalents	**64,386**

Note: Non-operating items included

Items	Amount *(RMB'000)*
Losses on disposal of long-term equity investment, fixed assets, construction in progress, intangible assets and other long-term assets	(3,705)
Government grants and subsidies	589
Gain from short-term investments (excluding losses/gain from short-term investments entrusted to qualified financial institutions)	632
Net non-operating results	6,519
Non-operating expenses after deducting provision for value impairment of assets made in accordance with the Enterprise Accounting Regulations	13,795
Reversal of provisions for impairments made in the previous years	457
Income tax effect	(983)
Minority interests	(443)
Total	(7,878)

DIFFERENCES BETWEEN THE NET ASSETS AND NET PROFIT / PROFIT ATTRIBUTABLE TO SHAREHOLDERS CALCULATED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP

	As at 31 December 2004 *RMB'000*	As at 31 December 2003 *RMB'000*
Net assets under PRC accounting standards and systems	**2,440,230**	2,429,476
Intangible assets capitalised	**48,125**	58,571
Difference arising from fixed assets revaluation	**130,833**	132,808
Deferred government grants income	**(3,243)**	—
Difference in provision for employee benefits in medical insurance	**(61,306)**	(66,782)
Deferred taxation, net impact	**5,981**	12,708
Difference in minority interests	**(15,028)**	(15,364)
Net assets under HK GAAP	**2,545,592**	2,551,417

	2004 *RMB'000*	2003 *RMB'000*
Net profit under PRC accounting standards and systems	**55,292**	139,795
Amortisation of intangible assets	**(10,446)**	(10,446)
Additional depreciation on revalued fixed assets	**(1,975)**	(1,975)
Research and development cost underprovided	—	(4,228)
Government grants recognised as income	**361**	290
Reversal of difference in provision for employee benefits in medical insurance	**5,476**	4,980
Deferred taxation, net impact	**(6,727)**	(13,882)
Appropriation to staff bonus and welfare fund charged as expenses	**(2,693)**	(2,507)
Bad debt recovered	—	26,067
Income arising from dilution of equity interest in a subsidiary	—	3,565
Loss arising from dilution in minority interests in a subsidiary	**(1,908)**	—
Unsettled long outstanding payables written off recognised as income	**5,113**	7,224
Differences in minority interests	**336**	(2,216)
Profit attributable to shareholders under HK GAAP	**42,829**	146,667

PRINCIPAL FINANCIAL DATA AND FINANCIAL INDICATORS

1. **Extracted from the accounts prepared in accordance with PRC accounting standards and systems**

Indicators	2004	2003	2002 Before restatement	2002 After Restatement
Income from principal operations (RMB'000)	**7,708,314**	6,971,963	5,943,823	5,943,823
Net profit (RMB'000)	**55,292**	139,795	158,478	158,478
Total assets (RMB'000)	**5,182,878**	4,707,039	4,173,194	4,173,194
Shareholders' equity (excluding minority interests) (RMB'000)	**2,440,230**	2,429,476	2,286,929	2,335,583
Earnings per share (RMB)	**0.07**	0.17	0.20	0.20
Net assets per share (RMB)	**3.01**	3.00	2.82	2.88
Adjusted net assets per share (RMB)	**2.96**	2.92	2.74	2.80
Net cash inflows from operating activities per share (RMB)	**0.25**	(0.01)	0.21	0.21
Return on net assets (fully diluted) (%)	**2.27**	5.75	6.93	6.79
Return on net assets (weighted average) (%)	**2.27**	5.87	7.04	6.96
Return on net assets after deducting non-operating items (weighted average) (%)	**2.63**	6.06	7.20	7.12
Ratio of shareholders' funds (excluding minority interests)	**47.08**	51.61	54.80	55.97
Gearing ratio (%)	**49.13**	44.84	41.94	40.78

Note: Gearing ratio is calculated according to the following formula: total libilities/total assets x 100%

2. **Extracted from the accounts prepared in accordance with HK GAAP**

Indicators	**2004**	2003	As restated 2002	2001	2000
Turnover (RMB'000)	**7,709,565**	6,973,113	5,943,823	5,334,029	4,222,857
Profit before taxation (RMB'000)	**161,675**	307,829	196,360	205,987	204,572
Profit attributable to shareholders (RMB'000)	**42,829**	146,667	101,155	95,868	135,250
Total assets (RMB'000)	**5,413,438**	4,954,091	4,410,210	3,877,969	3,256,426
Total liabilities (including minority interests) (RMB'000)	**2,867,846**	2,402,674	1,956,130	1,469,539	1,657,609
Shareholders' funds (RMB'000)	**2,545,592**	2,551,417	2,454,080	2,408,430	1,598,817
Earnings per share (RMB)	**0.053**	0.181	0.125	0.119	0.185
Net assets per share (RMB)	**3.14**	3.15	3.03	2.97	2.18
Return on net assets (%)	**1.68**	5.75	4.12	3.98	8.46
Ratio of shareholders' funds (%)	**47.02**	51.50	55.65	62.11	49.10
Gearing ratio (%) (Note)	**52.98**	48.50	44.35	37.89	50.90

Note: Gearing ratio is calculated according to the following formula: total liabilities/total assets x 100%

FINANCIAL INDICATORS AS REQUIRED BY THE INFORMATION DISCLOSURE FOR COMPANIES ISSUING LISTED SECURITIES (NO. 9) PROMULGATED BY THE CHINA SECURITIES REGULATORY COMMISSION (THE "CSRC") (PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS)

	Return on net assets (%)		**Earnings per share (RMB)**	
Profit for the Reporting Period	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	56.24	56.42	1.69	1.69
Operating profit	7.52	7.54	0.23	0.23
Net profit	2.27	2.27	0.07	0.07
Net profit after deducting non-operating items	2.59	2.63	0.08	0.08

CHANGE IN SHAREHOLDERS' FUNDS DURING THE YEAR (CONSOLIDATED)

Extracted from the accounts prepared in accordance with PRC accounting standards and systems

Items	Share Capital	Capital Reserve	Surplus Reserve	Include: Statutory Public Welfare Fund	Retained Earnings	Total Equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Opening balance	810,900	1,119,572	416,446	134,459	82,558	2,429,476
Additions	—	8,932	64,150	19,114	55,445	128,527
Deductions	—	2,123	153	—	115,498	117,774
Closing balance	810,900	1,126,381	480,442	153,572	22,506	2,440,230

Reasons for the change:

1. Increase in capital reserve for the Reporting Period was mainly due to the transfer from the government subsidies capitalised into fixed assets and accounts payable;

2. The change in surplus reserve was mainly due to the amount transferred from the net profit of the Group for the Year.

EXTRACTED FROM THE ACCOUNTS PREPARED IN ACCORDANCE WITH HK GAAP

Items	Share Capital	Share Premium	Capital Reserve	Statutory Surplus Reserve	Statutory Public Welfare Fund	Discretionary Surplus Reserve	Retained Earnings	Total Equity
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As at 1 January 2004	810,900	781,134	397,589	194,306	134,459	87,681	145,348	2,551,417
Profit for the year	—	—	—	—	—	—	42,829	42,829
2003 final dividend paid	—	—	—	—	—	—	(48,654)	(48,654)
Transfer from retained earnings	—	—	2,243	23,716	19,114	21,319	(66,392)	—
As at 31 December 2004	810,900	781,134	399,832	218,022	153,573	109,000	73,131	2,545,592

CHANGE IN SHARE CAPITAL

1. Movement in share capital and its components

Unit: share

	Before change	Change (+/-) Right issues	Bonus issues	Reserves capitalised	New issues	Others	Sub-total	After change
A. Unlisted shares								
1. Founders' shares								
Including:								
State-owned shares	513,000,000	–	–	–	–	–	–	513,000,000
Domestic legal entities' shares	–	–	–	–	–	–	–	–
Overseas legal entities' shares	–	–	–	–	–	–	–	–
Others	–	–	–	–	–	–	–	–
2. Collective legal entities' shares	–	–	–	–	–	–	–	–
3. Inner staff shares	–	–	–	–	–	–	–	–
4. Preferred shares or others	–	–	–	–	–	–	–	–
Total unlisted shares	513,000,000	–	–	–	–	–	–	513,000,000
B. Listed shares								
1. Renminbi-denominated ordinary shares	78,000,000	–	–	–	–	–	–	78,000,000
2. Domestic listed foreign capital shares	–	–	–	–	–	–	–	–
3. Overseas listed foreign capital shares (H shares)	219,900,000	–	–	–	–	–	–	219,900,000
4. Others	–	–	–	–	–	–	–	–
Total listed shares	297,900,000	–	–	–	–	–	–	297,900,000
C. Total shares	810,900,000	–	–	–	–	–	–	810,900,000

2. Shares issued to the public

The Company issued 219,900,000 H shares in Hong Kong in October 1997. In January 2001, it issued 78,000,000 A shares in the PRC. Currently, the total number of shares issued by the Company amounted to 810,900,000 shares, out of which 63.26% are State-owned shares, 9.62% are A shares and the remaining 27.12% are H shares.

3. **The inner staff shares**

The Company does not have any inner staff shares.

INTRODUCTION OF SHAREHOLDERS

1. **Number of shareholders as at the end of the Reporting Period**

As at 31 December 2004, there were 47,042 shareholders in total, out of which two shareholders holding the State-owned shares, 47,000 shareholders holding the A shares and the remaining 41 shareholders holding the H shares.

2. **Shareholders' interests and short positions in the shares and underlying shares of the Company**

(1) As at 31 December 2004, the interests and short positions of persons (not being the Directors, Supervisors and Senior Management of the Company) in the shares and underlying shares of the Company which were notified to the Company and the Stock Exchange of Hong Kong Limited (the "HKEX") pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO") and as recorded in the register required to be maintained by the Company under Section 336 of the SFO were as follows:

Shareholders	Nature of shares held	Number of shares held (share)	% of total issued State-owned shares	% of total issued H shares
Guangzhou Pharmaceutical Holdings Limited ("GPHL")[1]	State-owned shares	491,000,000	95.71%	—
The Hongkong and Shanghai Banking Corporation Limited[2]	H shares	39,766,694	—	18.09%
HSBC Securites (Hong Kong) Company Limited[2]	H shares	21,616,000		9.83%
Guotai Junan (Hong Kong) Securities Company Limited[2]	H shares	16,996,000	—	7.73%
Citibank[2]	H Shares	15,058,000	—	6.85%
Bank of China (Hong Kong) Company Limited[2]	H shares	13,993,000	—	6.36%
Hang Seng Bank Limited[2]	H shares	11,118,274	—	5.06%

Notes:

(1) *During the Reporting Period, GPHL, the Company's controlling shareholder, disposed of part of its interests in the Company's State-owned shares for the purpose of financing the debt restructuring of Guangzhou Baiyunshan Pharmaceutical Co., Ltd ("Baiyunshan Pharmaceutical"). The total number of the State-owned shares involved was 152,600,000 shares, including a proposed disposal of 12,480,000 State-owned shares to Baiyunshan Pharmaceutical, and relevant procedures to complete the disposal are currently in progress. Relevant procedures in relation to the proposed disposal of 22,000,000 State-owned shares to the Guangzhou Office of China Greatwall Asset Management Corporation was completed in December 2004. During the Reporting Period, 15,160,000 shares of the Company held by GPHL which were previously pledged had been released, while 102,960,000 shares of the Company held by GPHL are still pledged.*

The Company was informed by GPHL, that 56,110,000 State-owned shares of the Company held by GPHL, representing approximately 6.91% of the Company's total issued share capital which has been pledged has been frozen with effect from 11 April 2005. The frozen period is from 11 April 2005 to 10 April 2006.

(2) *As notified by HKSCC Nominees Limited, as at 31 December 2004, the H shares held by each corporation in its securities account with the Central Clearing and Settlement System amounted to more than 5% of the total issued H shares of the Company.*

As far as the Directors are aware, as at 31 December 2004, other than those listed above, there was no other person or corporation having an interest or short position in the shares and underlying shares of the Company representing 5% or more of any class of the issued share capital of the Company.

3. The top ten shareholders of the Company as at 31 December 2004 are set out as follows:

Shareholders	Change during the Reporting Period (share)	No. of shares (share)	Type of shares	% of the issued share capital	Nature of shares
GPHL	-22,000,000	491,000,000	Unlisted	Approximately 60.55	State-owned shares
HKSCC Nominees Limited	+44,000	218,214,999	Listed	Approximately 26.91	H shares
China Greatwall Asset Management Corporation	+22,000,000	22,000,000	Unlisted	Approximately 2.71	State-owned shares
Bank of Communications - Xiang Cai He Feng Growth Sector Fund	+1,499,897	1,499,897	Listed	Approximately 0.18	A shares
HSBC Nominees (Hong Kong) Limited	0	862,000	Listed	Approximately 0.11	H shares
Bank of Communications - Xing Ke Securities Investment Fund	+365,500	365,500	Listed	Approximately 0.05	A shares
Wong Chung King	0	308,000	Listed	Approximately 0.04	H shares
Xu Wei Ping	+220,746	220,746	Listed	Approximately 0.03	A shares
Xing He Securities Investment Fund	-86,061	216,354	Listed	Approximately 0.03	A shares
Xing Gui Song	+144,420	144,420	Listed	Approximately 0.02	A shares

Notes:

- *According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.*
- *Among the top ten shareholders of the Company, GPHL is not connected with the other nine shareholders and are not persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholder's Shareholding in Listed Companies". The Company is not aware of any connection among the other nine shareholders, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".*

4. **Information of the shareholder holding 10% or more of the Company's total issued shares**

Name of shareholder	% of shares held	Legal representative	Date of establishment	Registered capital	Business scope
GPHL	60.55%	Yang Rongming	7 August 1996	RMB1,007.7 milillion	To invest in and manage State-owned assets, to sell and manufacture chemical medicine, Chinese and western medicine, Chinese raw medicine, bio-tech products, medical apparatus, packing materials for pharmaceutical products, health drinks and food, hygienic materials and pharmaceutical related merchandise; to undertake medicine-related import and export affairs and to develop real estate.

During the Reporting Period, the controlling shareholder of the Company is GPHL, the beneficial owner of which is the State-owned Assets Regulatory Commission of Guangzhou ("Guangzhou SARC").


Guangzhou SARC
100%
GPHL
60.55%
The Company

5. **Other shareholders holding 10% or more of the Company's total issued shares**

During the Reporting Period, the Company had no other shareholders holding 10% or more of the Company's total issued shares.

6. **The top ten shareholders holding the listed shares of the Company as at 31 December 2004 are set out as follows:**

Shareholders	No. of listed shares held (share)	Nature of shares
HKSCC Nominees Limited	218,214,999	H shares
Bank of Communications — Xiang Cai He Feng Growth Sector Fund	1,499,897	A shares
HSBC Nominees (Hong Kong) Limited	862,000	H shares
Bank of Communications — Xing Ke Securities Investment Fund	365,500	A shares
Wong Chung King	308,000	H shares
Xu Wei Ping	220,746	A shares
Xing He Securities Investment Fund	216,354	A shares
Xing Gui Song	144,420	A shares
Lian Yuan Jie	121,600	A shares
Liu Zhi Zhong	120,000	A shares

Notes:

- *According to the information provided by HKSCC Nominees Limited, the H shares held by it were held on behalf of several clients.*
- *The Company is not aware of any connection among the ten shareholders listed above, or whether they are persons acting in concert as stipulated in the "Rules Governing the Disclosure of Change in Shareholders' Shareholding in Listed Companies".*

7. **Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the Year.**

8. **During the Reporting Period, there was no change in the controlling shareholder of the Company.**

PUBLIC FLOAT

Based on the publicly available information and to the best knowledge of the Directors, the Company has maintained sufficient public float as at the latest practicable date prior to the date of this annual report.

PRE-EMPTIVE RIGHTS

According to the laws of the PRC and the Articles of Association of the Company, there is no pre-emptive right which would oblige the Company to issue new shares to existing shareholders on a pro-rata basis.

1. PROFILES OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Directors

Mr. Yang Rongming, aged 51, Chairman of the Company, is a postgraduate and currently the Chairman and General Manager of GPHL. Mr. Yang started his career in October 1970 and served as vice factory manager of Guangzhou Monosodium Glutmate and Food Factory, Deputy General Manager of Guangzhou Ao Sang Monosodium Glutmate & Food Co., Ltd, Director and General Manager of Guangzhou Eagle Coin Enterprises Group Corporation, Chairman and General Manager of Guangzhou Zhujiang Brewery Group Co., Ltd and Chairman of Guangzhou Zhujiang Brewery Co., Ltd. Mr. Yang has extensive experience in business management and sales and marketing.

Mr. Zhou Yuejin, aged 47, is the Vice Chairman of the Company. Mr. Zhou obtained a Bachelor degree of Industrial Study and a Master degree in Economics, and is qualified as a Senior Economist and a Certified Pharmacist. He joined GPHL in 1975. He was the supervisor of the business department of, assistant to the factory manager of, vice factory manager of and factory manager of Guangzhou He Ji Gong Pharmaceutical Co., Ltd., Director and Vice General Manager of Po Lian Development Co., Ltd ("Po Lian"), General Manager of the Company and Chairman of Guangzhou Hanfang Contemporary Medicine Research and Development Co., Ltd ("Guangzhou Hanfang"). Mr. Zhou is also a Director of Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd ("Wang Lao Ji") and a Director of Golden Eagle Asset Management Co., Ltd. He has extensive experience in business management and investment.

Mr. Feng Zansheng, aged 54, a Director of the Company, joined GPHL in 1970. He graduated from Guangzhou Medical College in 1977 with a Diploma in Medical Treatment. Mr. Feng is the Chairman and General Manager of Guangzhou Pharmaceutical Corporation, and Vice Chairman of the Chinese Medical Commerce Association. He is also an executive member of Guangdong Medical Society and Vice Commissioner of Trading Specialty.

Mr. He Shuhua, aged 48, a Director, Deputy General Manager and Company Secretary of the Company, joined GPHL in 1982. He graduated from Zhong Shan University in 1982 with a Bachelor degree in Biology. In 1995, he obtained a Master degree in Statistics from the same university. He is also a Director of China Pharmaceutical Group Co., Ltd, Chairman of Guangxi Yingkang Pharmaceutical Co., Ltd. ("Guangxi Yingkang"), an executive member of Guangdong Statistics Society and a representative of the 12th Guangzhou Municipal People's Congress. Mr. He has been the Company Secretary of the Company since 1997, Deputy General Manager of the Company since 2001 and Director of the Company since November 2004. He has extensive experience in business management and sales and marketing.

Independent Non-executive Directors

Mr. Wu Zhang, aged 47, has been an Independent Non-executive Director of the Company since 2000. He is currently Chairman of Golden Eagle Asset Management Co., Ltd and an independent director of Guangzhou Zhujiang Corporation Co., Ltd. Mr. Wu received a Master degree in Management from Murdoch University in Australia and has a strong theoretical knowledge in economics and finance and sound experience in securities management. From 1989 to 1999, he was General Manager of Guangzhou Yue Yin Finance Development Company, Directors and Deputy General Manager of Hong Kong Yue Xiu Finance Co., Ltd and Hong Kong Yue Xiu Securities Co., Ltd.

Mr. Wong Hin Wing, aged 42, was appointed as an Independent Non-executive Director of the Company on 26 March 2004. Mr. Wong holds a Master's degree in Executive Business Administration from the Chinese University of Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Institute of Directors, the Association of Chartered Certified Accountants, as well as a member of the American Institute of Certified Public Accountants. He is also a fellow member of the Institute of Chartered Secretaries and Administrators and a member of the Securities Institute in the United Kingdom. Mr. Wong is currently the managing director and Responsible Officer of Legend Capital Partners Inc., a licensed corporation under the Securities and Futures Ordinance. He has over 21 years of experience in accounting, finance, investment management and advisory. Mr. Wong had worked with an international audit firm for four years and was the chief financial officer of a listed public company for seven years. He is also an independent non-executive director of Aeon Credit Service (Asia) Company Limited, a public company listed on HKEX.

Mr. Zhang Heyong, aged 64, has been an Independent Non-executive Director of the Company since March 2004. Mr. Zhang graduated from the Medical Science Department of Shanghai Medical University, and is currently the consultant of the State Foods and Medicine Supervisory and Administration, Counsellor of State Council, Chairman of the China OTC Medicine Association, Chairman of the Association of China Medicine Quality Control, Chairman of the Association of China Medicine Packaging and Chairman of the Association of China Medicine Packaging Equipment Industry. Mr. Zhang has extensive experience in the pharmaceutical industry.

Supervisors

Mr. Chen Canying, aged 55, Chairman of the Supervisory Committee of the Company, joined GPHL in 1973. Mr. Chen graduated from Guangzhou Administration College in 1985. He is also Chairman of the Labor Union of GPHL and the Company. Mr. Chen is also an executive member of the Guangzhou Entrepreneurs Association, a member of the Editorial Committee of the "Chinese Medicine Affairs Paper", and an executive member of the Chinese Medicine Economic Research Association.

Mr. Ou Yangqiang, aged 42, an economist, has been a Supervisor of the Company since March 2004. He is the senior manager of the Human Resources Department of the Company. Mr. Ou graduated from Guangzhou Administration College and was awarded a diploma by the Economics Management University in 2000. He joined GPHL in 1999 and served as the deputy head and the head of the Administration Department of GPHL.

Mr. Zhong Yugan, aged 48, has been a Supervisor of the Company since March 2004. Mr. Zhong graduated from the Business Economics Department of Beijing Business College in 1982 and was awarded a Bachelor of arts in econimics. He studied abroad in the University of 契里爾・麥托蒂 in the former Yugoslavia. Mr. Zhong is currently the Head of the Business Administration Faculty in the Guangdong Business College, the professor of management studies and the tutor of Master degree postgraduates. He is also the Vice Chairman of the Association of Marketing Research of China higher institutes, Deputy General Secretary of the Association of China Marketing Study, committee member of academic work of the Association of China International Public Relations, the Vice Chairman of the Guangdong Provincial Business Economics Association and the executive member of the Guangdong Provincial Public Relations Association. Mr. Zhong has extensive experience in the fields of marketing and sales, strategic decision making and corporate management.

Senior Management

Mr. Xie Bin, aged 47, an economist with a Master degree in science, has been the General Manger of the Company since November 2004. Mr. Xie commenced working since August 1974 and served as the factory manager of Guangzhou Baiyunshan Chinese Medicine Factory and Guangzhou Baiyunshan Pharmaceutical Manufacturing General Factory, Deputy General Manager and General Manager of Baiyunshan Pharmaceutical. He is also Vice Chairman of Wang Lao Ji, Manager of Guangzhou Chinese Medicine Corporation and a Director of Baiyunshan Pharmaceutical. Mr. Xie has extensive experience in enterprise management, sales and marketing.

Mr. Gao Fang, aged 46, joined the Company in 2002. He is the Financial Controller of the Company. Mr. Gao received post-graduate education and is a qualified lawyer, Certified Public Accountant and Senior Economist. He was previously in charge of the audit department of the Shenzhen Stock Exchange, Director and Deputy General Manager of Hong Kong Guangxin Enterprise Company and Deputy General Manager and Financial Controller of Beijing Bi De Technology (Holdings) Co., Ltd.

2. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTERESTS IN SHARES (A SHARES) DURING THE REPORTING PERIOD

Name	Position	Shares held as at 1 January 2004	Shares held as at 31 December 2004
Yang Rongming	Chairman	—	—
Zhou Yuejin	Vice Chairman	28,900	28,900
Feng Zansheng	Executive Director	—	—
He Shuhua	Executive Director, Deputy General Manager and Company Secretary	27,700	27,700
Wu Zhang	Independent Non-executive Director	—	—
Wong Hin Wing	Independent Non-executive Director	—	—
Zhang Heyong	Independent Non-executive Director	—	—
Cai Zhixiang	Chairman (Resigned on 9 September 2004)	14,700	14,700
Li Yimin	Vice Chairman (Resigned on 22 June 2004)	14,700	14,700
Chu Youlin	Independent Non-executive Director (ceased to act on 26 March 2004)	—	—
Zhang Bohua	Independent Non-executive Director (ceased to act on 26 March 2004)	—	—
Liu Jinxiang	Independent Non-executive Director (ceased to act on 26 March 2004)	—	—
Huang Buren	Independent Non-executive Director (ceased to act on 26 March 2004)	—	—
Chen Canying	Chairman of the Supervisory Committee	9,800	9,800
Ou Yangqiang	Supervisor	10,100	10,100
Zhong Yugan	Supervisor	—	—
Tan Sima	Supervisor (ceased to act on 26 March 2004)	—	—
Luo Jidong	Supervisor (ceased to act on 26 March 2004)	—	—
Xie Bin	General Manager	1,000	1,000
Gao Fang	Financial Controller	—	—
Li Decheng	Deputy General Manager (resigned on 26 January 2004)	—	—

3. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY

(1) As at 31 December 2004, the interests or short positions of the Directors, Supervisors and Senior Management in the shares and underlying shares of the Company or any of associated corporations (within the meaning of Part XV of the SFO), which were notified to the Company and HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be recorded in the register referred therein, or which were required pursuant to the Model Code ("Model Code") of the Rules Governing the Listing of Securities on HKEX (the "Listing Rules") for Securities Transactions by Directors of Listed Issuers to be notified to the Company and HKEX were as follows:

Directors:

Name	Type of interest	Company	Number of shares
Zhou Yuejin	Personal	A shares of the Company	28,900
	Trust *	Po Lian Development Co., Ltd. ("Po Lian")	200,000
He Shuhua	Personal	A shares of the Company	27,700

Supervisors:

Name	Type of interest	Company	Number of shares
Chen Canying	Personal	A shares of the Company	9,800
	Personal	Wang Lao Ji**	22,150
Ou Yangqiang	Personal	A shares of the Company	10,100

Senior Management:

Name	Type of interest	Company	Number of shares
He Shuhua	Personal	A shares of the Company	27,700
Xie Bin	Personal	A shares of the Company	1,000

* *Mr. Zhou Yuejin holds the said shares in Po Lian as trustees only. The above said shares, except those in Po Lian and the A shares of the Company, are inner staff shares.*

** *The name of Guangzhou Yang Cheng Pharmaceutical Co., Ltd was changed to Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd with effect from 5 February 2004.*

(2) Save as disclosed above, as at 31 December 2004, none of the Directors, Supervisors, Senior Management and their associates had any personal, family, corporate or other interests of short positions in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which would have to be notified to the Company and HKEX pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), or which were required, pursuant to Section 352 of the SFO, to be entered in the register referred therein, or which were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, to be notified to the Company and HKEX.

4. ANNUAL EMOLUMENTS FOR THE YEAR

During the Year, the total emoluments of the Directors, Supervisors and Senior Management of the Company who received emolument from the Group amounted to RMB3,164,000 The total emoluments of the three highest paid Directors of the Company amounted to RMB2,232,000 and the total emoluments of the three highest paid Senior Management amounted to RMB1,523,000.

Allowances and other emoluments of the Independent Non-executive Directors are as follows:

Name	**Allowance for the Year**	**Other emoluments**
	RMB'000	*RMB'000*
Wu Zhang	74	Nil
Wong Hin Wing	67	Nil
Zhang Heyong	67	Nil
Chu Youlin, David	25	Nil
Liu Jinxiang	16	Nil
Zhang Bohua	25	Nil
Huang Buren	5	Nil

The number of Directors, Supervisors and Senior Management who received their emoluments from the Group was 14, out of whom 9 received emoluments below RMB100,000 for the Year, 1 received emoluments between RMB100,000 to RMB400,000 for the Year and 4 received their emoluments over RMB400,000 for the Year.

Notes:

- *Details of the five highest paid employees are set out on the notes to the accounts on page148.*
- *Details of the emoluments of the Directors for the Year are set out on the notes to the accounts on page147.*

Policy on determining emoluments:

Emoluments of Directors and Supervisors were proposed by the Board. A resolution has passed at the 2003 Annual General Meeting ("AGM") authorising the Board to determine the amount of emoluments and method of payment for services of the Company's Directors and Supervisors. The amount of emoluments and payment method of Senior Management were determined by the Board after taking into account of the Company's operating results and individual performance.

5. APPOINTMENT AND RESIGNATION OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

(1) At the Company's first Extraordinary General Meeting ("EGM") of 2004 held on 26 March 2004, Mr. Cai Zhixiang, Mr. Li Yimin, Mr. Zhou Yuejin and Mr. Feng Zansheng were elected as the Executive Directors of, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as the Independent Non-executive Directors of the Third Session of the Company's Board of Directors. Mr. Ou Yangqiang and Mr. Zhong Yugan were elected as the Supervisors of the Third Session of the Company's Supervisory Committee. The meeting reported that Mr. Chen Canying was elected at the employees' general meeting as the Supervisor representing employees at the Third Session of the Company's Supervisory Committee. Each of the above appointed Directors and Supervisors shall have a term of office from the date of appointment to the date of election of the Fourth Session of the Board and Supervisors.

(2) As approved at the 28th meeting of the Second Session of the Board, Mr. Li Decheng resigned on 26 January 2004 as the Deputy General Manager of the Company due to work relocation.

(3) As approved at the 2nd meeting of the Third Session of the Board, Mr. Li Yimin resigned as Director and Vice Chairman of the Company on 22 June 2004.

(4) As approved at the 4th meeting of the Third Session of the Board, Mr. Cai Zhixiang resigned as Director and Chairman of the Company on 9 September 2004.

(5) At the Company's second EGM of 2004 held on 1 November 2004, Mr. Yang Rongming and Mr. He Shuhua were elected as the Executive Directors of the Company, with a term of office commencing from the date of appointment until the date of election of the Fourth Session of the Board of the Company.

(6) As approved at the 9th meeting of the Third Session of the Board, Mr. Zhou Yuejin resigned as the General Manager of the Company on 26 November 2004. At the same date, Mr. Xie Bin was appointed as the General Manager of the Company, with a term of office commencing from the date of appointment until the date of election of the Fourth Session of the Board of the Company.

6. DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Each of the present Directors and Supervisors has entered into a service contract with the Company. Details are set out as follows:

(1) The service contracts entered into between the Company and Mr. Zhou Yuejin and Mr. Feng Zansheng as Executive Directors, Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as Independent Non-executive Directors and Mr. Chen Canying, Mr. Ou Yangqiang and Mr. Zhong Yugan as Supervisors were for a term commencing from 26 March 2004 up to the date of election of the Fourth Session of the Board and Supervisors.

(2) The service contracts entered into between the Company and Mr.Yang Rongming and Mr. He Shuhua as Executive Directors were for a term commencing from 1 November 2004 up to the date of election of the Fourth Session of the Board.

(3) The term of office of each Director and Supervisor of the Company commences from the date of their respective appointment to the date of election of the Fourth Session of the Board and Supervisors. The term shall be approximately three years. All Directors and Supervisors are eligible to offer themselves for re-election.

(4) The service contracts with the Directors and Supervisors do not contain any provisions for compensation for early termination of contract, or for failure in being re-elected after expiration of their term of office.

7. DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company, its fellow subsidiaries or its holding company was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the Year or at any time during the Year.

8. STANDARD CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISOR

During the Reporting Period, the Company had adopted Appendix 10 of the Listing Rules entitled "Model Code for Securities Transactions by Directors of Listed Issuers" as its own rules for securities transactions by Directors and Supervisors of the Company. After making specific inquiry of all the Directors and Supervisors, the Company confirms that its Directors and Supervisors have fully complied with the standard laid down in the said rules.

9. EMPLOYEES OF THE GROUP

As at 31 December 2004, the number of employees on the payroll register of the Group was 8,879, including:

	No. of employees
Production and supporting staff	4,526
Sales personnel	1,695
Technical and engineering	1,257
Finance and statistics staff	279
Other administrative staff	1,122

77 of the employees are holders of a master degree and 893 are holders of a bachelor degree. The number of retirees was 4,498. The total salary payment for the Year was approximately RMB399,000,000.

The remuneration of the employees of the Group includes salaries, bonuses and other fringe benefits. The Group applied different rates of remuneration to different employees, based on the employees' performance, experience, position and other factors and is in compliance with the relevant PRC rules and regulations.

CORPORATE GOVERNANCE

During the Reporting Period, the Company has been operating in strict compliance with the PRC Company Law (the "Company Law"), the Securities Law, the listing rules of the stock exchanges both in Shanghai and Hong Kong and other requirements set out in the relevant rules and regulations issued by the CSRC devoting to improving its corporate governance structure and regulating its operation. The corporate governance structure of the Company has complied with the requirements provided in the Code on Corporate Governance Practices for Listed Companies issued by the CSRC. The Company also focused on enhancing the information disclosure of the Company and the management of the relationships with investors in its routine operation.

THE COMPANY'S CORPORATE CHART


General meeting of shareholders
The Supervisory Committee
The Board
The Investment Management Committee
The Audit Committee
The Remuneration & Evaluation Committee
The Management

BOARD OF DIRECTORS

The Board is the core of decision - making body in charge of the operation and management of the Company's assets. The Board is accountable to the Shareholders.

The present Board is the third session since the establishment of the Company. It consists of 7 members, of which there are 4 Executive Directors and 3 Independent Non-executive Directors. Each Director has a term of office commencing from 26 March 2004 or the date of being elected to the date of election of a new session of the Board.

Directors shall be elected or removed by general meeting of shareholders, at which a cumulative voting system is adopted for the election of directors. Directors are eligible for re-election upon expiration of their term of office. All Independent Non-executive Directors are independent persons, and are not connected with the Company and its substantial shareholders. Their consecutive terms shall not be more than six years.

The role of Chairman and General Manager of the Company are performed by separate persons with clear division of responsibilities. The Board is presided over by the Chairman, who is in charge of the routines of the Board and the examination of the carrying out of the resolutions passed at Board meetings. Generous Manager works under the leadership of the record. The principal responsibilities of the General Manager include the management of the Company's daily operations and implementation of the resolutions passed at the Board.

Members of the Board have different industry backgrounds, having expertise and substantial experience in areas of business management, accounting, finance, pharmaceutics and investment planning.

Currently, the Company has 3 Independent Non-executive Directors, representing more than 1/3 of the total members of the Board. All the Independent Non-executive Directors of the Company are familiar with the rights and obligations of directors and independent non-executive directors of listed companies. During the Reporting Period, the Independent Non-executive Directors attended Board meetings and general meetings of shareholders in a careful, responsible and active manner. They have done a lot of work on improving the Company's corporate governance and material decision-making, and have expressed impartial and objective opinions on relevant matters, thus effectively safeguarding the interests of the shareholders. All of the 3 Independent Non-executive Directors of the Company are members of the special committees formed under the Board.

In the year of 2004, twelve Board meetings have been convened, at which the investment projects, connected transactions and financial matters of the Group were discussed. Effective discussions and prudent decisions were made at such meetings. During the Reporting Period, the Independent Non-executive Directors of the Company expressed no dissenting views to the Board resolutions and matters other than Board resolutions of the Company for the Year. All the Directors of the Company can obtain from the Company Secretary timely statutory and regulatory regulations that directors of listed companies must be abided by and other relevant information and updates related to continuing obligations to ensure that the Directors understand their duties and that the procedures of Board meeting be implemented and complied with appropriately. The Directors and the special committees of the Board are both entitled within the scope of their powers to engage the services of independent professional institutions for performing their duties or when need arising business. The Company shall bear the reasonable cost incurred thereof.

INDEPENDENCE OF THE INPENDENT NON-EXECUTIVE DIRECTORS

The Board confirmed receipt from each of the Independent Non-executive Directors a confirmation letter in regards to his independence pursuant to Rule 3.13 of the Listing Rules of HKEX. The Board considers the existing Independent Non-executive Directors to be independent persons and are in compliance with the relevant provisions of Rule 3.13 of the Listing Rules of HKEX.

During the Reporting Period, the Group had not made any loan or provided any guarantee for any loan, directly or indirectly, to the Directors, Supervisors and Senior Management of the Company, the Company's controlling shareholders or their respective connected persons.

SPECIAL COMMITTEES OF THE BOARD

1. Audit Committee

In August 1999, the Company established the Audit Committee. Its principal responsibilities include: review and monitor the quality, quantity and procedure of the Group's financial reporting; review the completeness and effectiveness of the Company's internal control system; consider the appointment of independent auditors and co-ordinate and review the efficiency and quality of their work.

The Audit Committee now comprises Mr. Wong Hin Wing (Head of the Committee), Mr. Wu Zhang and Mr. Zhang Heyong. All three of them are Independent Non-executive Directors of the Company and is in compliance with the relevant requirements. The term of office of the members of the Audit Committee commences from the date of their appointment to the date of election of the new session of the Board. In 2004, the Audit Committee has convened two meetings, which were chaired by Mr. Wong Hin Wing, Head of the Committee. In order to enhance the reporting independence of our external auditors, the Audit Committee and the external auditors attended only part of such meetings. All the resolutions passed at the Audit Committee meetings were recorded and filed in accordance with the relevant rules.

The followings are the major work completed by the Audit Committee during the Year:

- Review the annual, interim and quarterly business and financial reports of the Company, and management proposals issued by the external auditors and the reply from our management thereto;
- Review matters related to the accounting policies and accounting practices adopted by the Group;
- Assist the Board to make independent evaluation of the effectiveness of the financial reporting procedure and the internal control system of the Group; and
- Give advice on the material matters of the Company or remind management of relevant risks.

2. Investment Management Committee

In February 2001, the Company established the Investment Management Committee. Its principal responsibilities are to examine and review the strategic development of the Company, formulate strategic plans and control significant capital operations, assets operations and the execution of the investment items.

The Investment Management Committee now comprises Mr. Yang Rongming (Head of the Committee), Mr. Zhou Yuejin, Mr. He Shuhua and Mr. Feng Zansheng, all of whom are Executive Directors. The term of office of the members of the Investment Management Committee commences from the date of their respective appointments to the date of election of the new session of the Board. During the Year, the Investment Management Committee has convened seven meetings, at which the investment projects and investment proposals were considered.

3. Remuneration & Evaluation Committee

In February 2002, the Company established the Remuneration & Evaluation Committee. Its principal responsibilities are to consider or formulate the remuneration policies and incentive mechanism and their implementation, and to give proposals on the performance assessment, appointment and removal and nominations of Directors and Senior Management.

The Remuneration & Evaluation Committee now comprises of two Executive Directors, Mr. Yang Rongming and Mr. Zhou Yuejin, and three Independent Non-executive Directors, Mr. Wu Zhang (Head of the Committee), Mr. Wong Hin Wing and Mr. Zhang Heyong. The term of office of the above members commences from the date of their respective appointments to the date of election of the new session of the Board. During the Year, the Remuneration & Evaluation Committee has convened one meeting, at which the Company's long-term incentive and reward implementation scheme for the year 2003 was discussed and passed.

PERFORMANCE OF DUTIES BY INDEPENDENT NON-EXECUTIVE DIRECTORS

During the Reporting Period, the Independent Non-executive Directors of the Company worked diligently, attended meetings of the Board punctually, expressed their independent views on the connected transactions made during the Reporting Period and discharged their duties as Independent Non-executive Directors seriously.

ATTENDANCE OF BOARD MEETINGS BY INDEPENDENT NON-EXECUTIVE DIRECTORS

Name	Meetings supposed to attend	Meetings attended in person (times)	Meetings attended by proxy (times)	Absence (times)	Remarks
Chu Youlin, David	3	3	/	/	
Liu Jinxiang	3	2	1	/	Appointed Mr. Zhang Bohua to attend and vote on his behalf
Zhang Bohua	3	3	/	/	
Huang Buren	3	3	/	/	
Wu Zhang	12	12	/	/	
Wong Hin Wing	9	8	1	/	Appointed Mr. Wu Zhang to attend and vote on his behalf
Zhang Heyong	9	9	/	/	

SUPERVISORY COMMITTEE

The Supervisory Committee in accordance with the law executed their supervision power to safeguard the lawful interests of the shareholders, the Company and employees. The number and composition of the Supervisory Committee of the Company comply with the relevant laws and regulations. During the Year, five meetings were held by the Supervisory Committee. All the members of the Supervisory Committee attended all the meetings to monitor the Company' financial condition and the legitimacy of performance of the Company's Directors and Senior Management on behalf of the shareholders. They also attended all the meetings of the Board and discharged their duties seriously.

SHAREHOLDERS, INVESTOR RELATIONS AND OTHER INTERESTED PARTIES

The Company is endeavored to ensure equality among all shareholders, especially the medium and minority shareholders so that they can fully exercise their rights.

1. General meeting of shareholders

The general meeting of shareholders is the highest authority of the Company and exercises its power in accordance with the laws. It decides the important matters of the Company. The annual general meeting of shareholders and extraordinary general meetings of shareholders provide a direct channel for the Board to communicate directly with the shareholders. For this reason, the Company places great emphasis on these meetings. Notice convening the meeting is given 45 days prior to the meeting and all the Directors and members of Senior Management are required to be present at the meeting to the best of their availabilities. The Company encourages all shareholders to attend the meetings and welcome shareholders to speak at the meetings.

2. Substantial shareholders

GPHL (holding 60.55% equity), as the Company's controlling shareholder, has not acted beyond the shareholders' meetings to interfere directly or indirectly in the Company's decision-makings or operations. The Company and its substantial shareholders have been working separately in respect of human resources, assets, finance, organization and business.

3. Information disclosure and management of relationship with investors

The Company delegated the Company Secretary with the responsibility for the Company's information disclosure, handling company visits and enquiries from shareholders and investors, responding to correspondence from shareholders in a timely manner. The Company designated Shanghai Securities in the Mainland and Hong Kong Economic Times and The Standard in Hong Kong to publish the Company's information. The Company continued to disclose information in a truthful, accurate, comprehensive and timely manner in strict compliance with the relevant rules and regulations and the Code of Information Disclosure formulated by the Company. The Company also ensures that all shareholders have fair access to information relating to the Company.

4. Other interested parties

The Company respected and safeguarded the interests of the interested parties and realized the balance of interests among the shareholders, employees and the society so as to mutually promote the sustainable and sound development of the Company.

DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S PERFORMANCE ASSESSMENT, INCENTIVE MECHANISM AND RELEVANT REWARD SYSTEM

A Remuneration & Evaluation Committee has been established under the Board and is responsible for examining and reviewing the remuneration policies and performance appraisal standards and schemes for the Directors, Supervisors and Senior Management. A long-term incentive scheme had been considered and approved at the first Extraordinary General Meeting of the Company in 2002, and became effective in 2001. The scheme is available for the Directors (excluding Independent Directors), the Supervisors (excluding external Supervisors), Senior Management, middle Management and key technical staff. The incentive scheme aims to link the responsibilities, risk exposure and performance of the Senior Management and key personnel with the long-term development of the Company so as to maintain the continuous growth of its operation results.

Separation of Business, Human Resources, Assets, Organisation and Financial Arrangement from the Controlling Shareholder

1. **Separation of business**

   The Group operates with an extensive business scope that is independent from the controlling shareholder.

2. **Human resources**

   The Company maintains independency in areas of staffing, personnel and payroll management. The General Manager, Deputy General Manager, Company Secretary, Financial Controller, and other senior executives of the Company are remunerated by the Company.

3. **Assets**

   The Company is equipped with an independent production system, a supplementary production system and related facilities. It also has its own independent purchases and sales systems. There are currently 36 trademarks used by the Company, the titles of which are vested with GPHL, the controlling shareholder of the Company. The Company has entered into an agreement with GPHL in relation to the use of trademarks. In addition, the Company owns 4 trademarks, the registrations of which are still valid.

4. **Organization**

   The Company has its own independent and comprehensive organizational structure. The Board, the Supervisory Committee and other departments are operating independently and autonomously. Further, they possess independent decision-making mechanisms and complete production unit. There does not exist any supervisory or reporting relationships with the functional departments of the controlling shareholder of the Company.

5. **Finance**

   The Company has established an independent finance department, has set up an independent accounting system and has formulated an independent financial management policy. The Company has maintained separate bank accounts and paid tax independently.

During the Reporting Period, one AGM,three EGM and two class meetings have been convened

1. The resolution to convene the first EGM of the Company in 2004 was passed at the 26th meeting of the Second Session of the Board and a notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 9 February 2004. The first EGM in 2004 was held at the conference room of the Company at 11:00 on 26 March 2004. Two shareholders and proxies holding a total of 513,216,000 shares, representing 63.29% of the total issued share capital of the Company, were present. The meeting was chaired by Mr. Cai Zhixiang, the Chairman of the Board and the Directors, Supervisors and Senior Management of the Company as well as the Company's lawyers were present at the meeting. The meeting was convened accordance with the PRC Company Law and the Company's Articles of Association.

   The following matters were considered and passed at the first EGM in 2004:

   By way of ordinary resolutions:

   (1) Mr. Cai Zhixiang, Mr. Li Yimin, Mr. Feng Zansheng and Mr. Zhou Yuejin were elected as the Directors of the Third Session of the Board of the Company and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong were elected as the Independent Non-executive Directors of the Third Session of the Board of the Company. In addition, Mr. Ou Yangqiang and Mr. Zhong Yugan were elected as the Supervisors of the Third Session of the Supervisory Committee of the Company.

   It was also reported at the meeting that Mr. Chen Canying had been elected as the Supervisor representing the employees at the employees' general meeting.

   The term of office of each of the Directors and Supervisors appointed at the meeting is approximately three years, commencing from the date of appointment until the date of election of the new session of the Board and the Supervisory Committee.

   (2) The purchase of insurance of liability for the Directors and Senior Management of the Company and authorisation for the Board to deal with the procedures thereof.

   By way of special resolutions:

   (1) The amendment of the Articles of Association of the Company.

   The resolutions passed at the first EGM in 2004 were published on Shanghai Securities in the PRC , Hong Kong Economic Times and The Standard in Hong Kong on 10 February 2004.

2. The resolution to convene the 2003 AGM of the Company was passed at the 29th meeting of the Second Session of the Board and a notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 16 April 2004. The 2003 AGM was held at the conference room of the Company at 10:00 on 11 June 2004. Twenty-two shareholders and proxies holding a total of 513,405,600 shares, representing 63.31% of the issued share capital of the Company, were present. The 2003 AGM was chaired by Mr. Cai Zhixiang, the Chairman of the Board and the Directors, Supervisors and Senior Management of the Company as well as the Company's lawyers were present at the meeting. The 2003 AGM was convened in accordance with the PRC Company Law and the Company's Articles of Association

The following matters were considered and passed at the 2003 AGM:

By way of ordinary resolutions:

(1) the Directors' Report for the year 2003;

(2) the Report of the Supervisory Committee for the year 2003;

(3) the audited financial reports for the year 2003;

(4) the auditors' reports for the year 2003;

(5) the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as domestic and international auditors respectively, and the authorization to the Board to determine the auditors' remuneration;

(6) the proposed profit distribution and dividend payment for the year 2003 ;

(7) the projected profit distribution policy of the Company for the year 2004;

(8) the authorization to the Board to determine the remuneration of the Directors for 2004;

(9) the authorization to the Board to determine the remuneration of the Supervisors for 2004;

(10) the agreement relating to the continuing connected transaction entered into between the Company and GPHL dated 26 March 2004 and the transaction contemplated thereunder.

By way of special resolutions:

(1) the amendments of the Articles of Association of the Company;

(2) the amendments of the Rules of Shareholders' General Meetings of the Company;

(3) the amendments of the Rules of Board Meetings of the Company.

The resolutions passed at the 2003 AGM were published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 14 June 2004.

3. The resolution to convene the second EGM of 2004 was passed at the 4th meeting of the Third Session of the Board and a notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 15 September 2004. The Second Extraordinary General Meeting of 2004 was held at the conference room of the Company at 10:00 on 1 November 2004. Two shareholders and proxies holding a total of 520,880,600 shares, representing 64.23% of the issued share capital of the Company, were present. The second EGM of 2004 was chaired by Mr. Zhou Yuejin, the Vice Chairman of the Board and the Directors, Supervisors and Senior Management of the Company as well as the Company's lawyers and auditors were present at the meeting. The meeting was convened in accordance with the PRC Company Law and the Company's Articles of Association.

The following matters were considered and passed by way of ordinary resolutions at the Second EGM of 2004:

(1) the resolution in relation to the proposed subscription of newly issued shares of Guangzhou Hanfang by the Company;

(2) the resolution in relation to the proposed election of Mr. Yang Rongming as an Executive Director of the Company, with a term of office commencing from the date of appointment to the date of election of the new session of the Board;

(3) the resolution in relation to the proposed election of Mr. He Shuhua as an Executive Director of the Company, with a term of office commencing from the date of appointment to the date of election of the new session of the Board.

The resolutions passed at the Second EGM of 2004 were published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 3 November 2004.

4. The resolution to convene the third EGM of 2004 was passed at the 8th meeting of the Third Session of the Board and a notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 15 November 2004. The third EGM of 2004 was held at the conference room of the Company at 10:00 on 30 December 2004. Five shareholders and proxies holding a total of 525,325,000 shares, representing 64.73% of the issued share capital of the Company, were present. The second EGM of 2004 was chaired by Mr. Yang Rongming, the Chairman of the Board and the Directors, Supervisors and Senior Management as well as the Company's lawyers and auditors were present at the meeting. The meeting was convened accordance with the PRC Company Law and the Company's Articles of Association.

   The proposed subscription of new shares of Wang Lao Ji by Golden Force Pharmacy Limited ("Golden Force") was considered and passed by means of a special resolution at the third EGMof 2004.

   The resolution passed at the Third EGM of 2004 was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 31 December 2004.

5. The resolution to convene the class meeting of the holders of overseas listed foreign shares was passed at the 8th meeting of the Third Session of the Board. A notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 15 November 2004, and a second notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 14 December 2004. The class meeting of overseas listed foreign shares was held at the conference room of the Company at 11:00 on 30 December 2004. Three shareholders holding overseas listed foreign share and proxies holding a total of 12,224,000 shares, representing 5.56% of the issued share capital of the Company, were present. The Class Meeting was chaired by Mr. Yang Rongming, the Chairman of the Board and the Directors, Supervisors and Senior Management as well as the Company's lawyers and auditors were present at the meeting. The convening of the meeting was convened in accordance with the PRC Company Law and the Company's Articles of Association.

The proposed subscription of new shares of Wang Lao Ji by Golden Force was considered and passed by means of a special resolution at the Class Meeting of overseas listed foreign shares.

The resolutions passed at the class meeting of overseas listed foreign shares were published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 31 December 2004.

6. The resolution to convene the class meeting of the holders of domestic shares were passed at the 8th meeting of the Third Session of the Board and a notice to convene the meeting was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 15 November 2004. The class meeting of domestic shares was held at the conference room of the Company at 11:30 on 30 December 2004. Two shareholders holding domestic shares and proxies holding a total of 513,001,000 shares, representing 86.80% of the issued share capital of the Company, were present. The meeting was chaired by Mr. Yang Rongming, the Chairman of the Board and the Directors, Supervisors and Senior Management as well as the Company's lawyers and auditors were present at the meeting. The convening of the meeting was convened in accordance with the PRC Company Law and the Company's Articles of Association.

   The proposed subscription of new shares of Wang Lao Ji by Golden Force was considered and passed by means of a special resolution at the class meeting of holders of domestic shares.

   The resolutions passed at the class meeting of holders of domestic shares was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 31 December 2004.

(Unless otherwise stated, the financial data contained in this report is extracted from the accounts prepared in accordance with PRC accounting standards and systems.)

MANAGEMENT DISCUSSION AND ANALYSIS

Business Scope and Analysis of operations

1. *Scope of business*

   The Company and its subsidiaries (collectively the "Group") is principally engaged in (1) manufacture and sales of Chinese Patent Medicine ("CPM"); (2) wholesale, retail, import and export of western and Chinese pharmaceutical products and medical apparatus; and (3) research and development of natural medicine and biological medicine.

2. *Analysis of operating results*

   (1) Principal activities and geographical analysis of operations

   As affected by the increasingly keen competition in the domestic pharmaceutical market, the implementation of the national pricing policy on pharmaceutical products and the restriction on sales of antibiotics, together with the direct impact arising from the emergence of a large number of cheap chain pharmacies and the significant operating loss recorded by Guangzhou Chinese Medicine Corporation ("Chinese Medicine Corporation") a subsidiary of the Company, the operating results of the Group declined significantly.

   According to the Group's consolidated accounts for the year ended 31 December 2004 prepared under the PRC accounting standards and systems, the turnover of the Group was approximately RMB7,708,314,000, representing an increase of 10.56% over that of 2003. Total profit was approximately RMB167,642,000, representing a decrease of 41.13% over that of 2003 and net profit was approximately RMB55,292,000, representing a decrease of 60.45% over that of 2003. According to the Group's consolidated accounts for the Year prepared under HK GAAP, the Group's turnover amounted to approximately RMB7,709,565,000, representing an increase of 10.56% over that of 2003. Profit before taxation was approximately RMB161,675,000, representing a decrease of 47.48% over that of 2003, and profit attributable to shareholders was approximately RMB42,829,000, representing a decrease of 70.8% over that of 2003.

An analysis of the Group's turnover and profit from principal activities for the Reporting Period is set out as follows:

	Turnover		Profit from principal activities	
	Under PRC accounting standards and systems	Under HK GAAP	Under PRC accounting standards and systems	Under HK GAAP
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Principal activities:				
Manufacturing	1,918,980	1,920,231	986,998	1,004,786
Trading				
Wholesale	5,339,957	5,339,957	318,005	322,485
Retail	278,830	278,830	55,345	56,310
Import and export	170,547	170,547	12,141	12,351
Sub-total	5,789,334	5,789,334	385,491	391,146
Total	7,708,314	7,709,565	1,372,489	1,395,932

Geographical analysis of sales arising from the manufacturing operations ("Manufacturing Operations") and trading operations ("Trading Operations") is set out as follows:

	Manufacturing		Trading			
Region	Turnover	Percentage of the manufacturing turnover (%)	Turnover	Percentage of the trading turnover(%)	Total	Percentage of the total turnover
	RMB'000	*RMB'000*	*RMB'000*		*(%)*	
Southern China	1,183,878	61.69	4,918,798	84.96	6,102,676	79.17
Eastern China	257,945	13.44	279,111	4.82	537,056	6.97
Northern China	177,511	9.25	121,227	2.09	298,738	3.88
North-Eastern China	121,230	6.32	93,063	1.61	214,293	2.78
South-Western China	109,801	5.72	192,136	3.32	301,937	3.92
North-Western China	68,615	3.58	91,147	1.58	159,762	2.07
Exports			93,852	1.62	93,852	1.21
Total	1,918,980	100	5,789,334	100	7,708,314	100

(2) Chinese Patent Medicine manufacturing business (the "Manufacturing Operations")

During the year 2004, due to the implementation of the national policy regarding the administration on advertisement of pharmaceuticals and their price-restriction, the increased amortisation of fixed assets and higher operating cost upon completion of GMP renovation and the increase in the price of raw material all resulted in a decline of the operating results of the Company's certain manufacturing subsidiaries.

According to the Group's consolidated accounts prepared under the PRC accounting standards and systems, turnover of the Manufacturing Operations for the Year was RMB1,918,980,000, representing an increase of 1.58% over that of 2003. Total profit was RMB180,314,000, representing a decrease of 15.38% over that of 2003, and net profit was RMB94,211,000. According to the Group's consolidated accounts prepared under HK GAAP, turnover of the Manufacturing Operations for the Year was RMB1,920,231,000, representing an increase of 1.58% over that of 2003. Profit before taxation was RMB177,976,000, representing a decrease of 25.44% over that of 2003, and profit attributable to shareholders was RMB87,478,000.

In 2004, the Group has taken the following measures in its Manufacturing Operations:(i) it has endeavored to improve the promotion and marketing in its major products such as Xiao Ke Wan, Hua Tuo Zai Zao Wan, and the series of Wang Lao Ji Liao Cha, and Hua Zhi Shuan and further strengthened the marketing and promotion of products so as to expand the market share of its major products; (ii) it has strengthened the cooperation with large pharmaceutical companies in major cities, and enhanced the marketing and promotion in the retail market; (iii) it continued to strengthen the brand promotions to the academy and end-users market such as hospitals and medical institutions. During the Year, certain large promotions and academic exchange activities were conducted, by which the corporate identity and the brand popularity were improved; (iv) it has strengthened the contact and connection with major customers in marketing, and improved the credit management on customers and market control as well as accelerated the collection of the accounts receivable.

After the implementation of the aforesaid measures, there were 34 products whose sales income exceeded RMB10 million in 2004, of which annual sales income exceeding RMB100 million included Xiao Ke Wan, Hua Tuo Zai Zao Wan, Xia Shang Ju and the series of Wang Lao Ji Liang Cha, the annual sales income of 10 products ranged from RMB30 million to RMB100 million and the annual sales income of 20 products ranged from RMB10 million to RMB30 million. The sales income of certain key products such as Xiao Ke Wan, the series of Wang Lao Ji Liang Cha, Hua Zhi Shuan, Bao Ji Wan, Ru He San Jie Pian, Qing Re An Chuang Pian and An Shen Bu Nao Ye increased significantly by 11.88%, 73.20%, 18.21%, 17.32%, 24.86%, 20.60% and 53.46% respectively as compared with 2003.

As affected by the market environment, the turnover of the cough medicines decreased by 24.54% as compared with 2003, among which the series of She Dan Chuan Bei Pi Pa and Mi Lian Chuan Bei Pi Pa Gao decreased by 25.15% and 27.28% respectively as compared with 2003.

Analysis of sales of major products is as follows:

Products	Turnover for 2004	Gross profit for 2004
	RMB'000	*RMB'000*
Heat clearing and anti-toxic	484,136	223,593
Diabetes curing	348,513	237,073
Cough and phlegm clearing	187,574	87,194
Arthritis curing	209,206	133,658
Gastric	91,671	39,875

In 2004, the Company made its best efforts to accelerate its subsidiaries to pass the GMP and GAP examination to obtain the certifications smoothly. Currently, the Company's nine manufacturing subsidiaries have all passed the GMP examination. In addition, the Company has also aggressively promoted the progress of GAP examination. Currently, astragalus root GAP base of Guangzhou Zhong Yi Pharmaceutical Co., Ltd ("Zhong Yi Pharmaceutical") and Jiu Jie Cha GAP base of Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd ("Jing Xiu Tang Pharmaceutical") have been put into operation, while Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd ("Pan Gao Shou Pharmaceutical") and Wang Lao Ji have also started the construction of the GAP model base.

During the Year, the Group continued to accelerate the construction of technology platforms and to strengthen the research and development of new products. In 2004, there was one new medicine that obtained the new medicine certificates and production approval, four obtained the clinical research approvals and four under the clinical research, among which, Fu Li Tong Capsules (previously named as Feng Shi Ping Capsules), a new key product of the Group, has passed the third phase of clinical researches and the production of Ganoderma Lucidum Spore Oil, Gan Jin Pian and Yi Sheng Jun, etc. has been approved and started. Such items have established a solid foundation for the future development of the Group's principal business.

(3) Pharmaceutical trading business, including wholesale, retail, import and export (the "Trading Operations")

According to the consolidated financial accounts prepared in accordance with PRC accounting standards and systems, turnover of the Group's Trading Operations for the Year was about RMB5,789,334,000, representing an increase of 13.90% over that of the previous year. Loss before taxation was about RMB12,672,000, representing a sharp decrease of 117.68% year-on-year, and net loss was RMB38,920,000. According to the consolidated accounts prepared in accordance with HK GAAP, the turnover of the Group's Trading Operations this year was about RMB5,789,334,000, representing an increase of 13.90% over that of the previous year. Loss before taxation was about RMB16,302,000, representing a decrease of 123.58% year-on-year, and loss for the year was RMB44,649,000.

According to the market changes, the Trading Operations mainly focused on the following aspects: (i) they continued its active development as agent and distributor for prestigious pharmaceutical products, actively seeking and developing characteristic products with promising market prospect, and try to expand sales in the wholesale market. (ii) additional efforts were made to expand the sales market of hospitals by enhancing the capability of the hospital marketing teams. In addition, they also made an earnest effort in improving the bidding and supplying for hospitals with a wider range of medicines to increase the sales volume through hospital channels. (iii) they expedited the process of resource integration within the Group, and facilitated the purchases, supplies and services of traditional Chinese medicine and raw materials in large bulks. (iv) timely adjusted the development strategies on retail network with focus on the core retail business. (v) speeded up the construction of medicine logistics center to accelerate the delivery speed and inventory capital turnover. (vi) strengthened the credit management control of the clients and the monitoring on accounts receivable, and standardized the management flow of accounts receivable in order to reduce the risks of bad debts arising from accounts receivable. (vii) enhanced service consciousness, focused on all-rounded services for major customers and promoted the operation of our brand series products.

During the Reporting Period, the number of new customers of the Trading Operations increased by 633, products with distribution rights increased by 26 types and products with exclusive distribution rights grew by 24 types. During the Year, the Company has undertaken a re-structuring of its retail pharmacies and closed some retail outlets that operated at a loss. As at 31 December 2004, the Group had 163 chain pharmacies, including 89 "Cai Zhi Lin" which specialize in traditional chinese medicine and 73 "Jian Min" which specializes in chemical medicine.

The pharmaceutical logistics center of the Group has been put into operation in May 2004. During the Year, the GSP certification of the pharmaceutical products wholesale companies under the Group has also been completed as planned, and has passed the re-examination of the state pharmacy supervision authority.

In the year 2004, the operating results of the Trading Operations of the Group decreased. This was mainly due to the following reasons: (i) affected by the market entry of a large number of pharmacies offering lower selling prices and the implementation of the national pricing policy on pharmaceutical products and policy on restricting the sales of antibiotics, the gross profit margin of the Trading Operations continued to deline. In 2004, the gross profit margin of the Trading Operations was 6.76%, representing a decrease of 11.40% as compared with 7.63% in 2003. To a certain extent, this affected the increase of profit of the Trading Operations; (ii) the Company's trading subsidiary, Guangzhou Chinese Medicine Corporation recorded a significant loss due to provision for diminution in value of inventory it made and other extraordinary factors, which has a significant impact on the annual operation results of the Company for the Year.

3. *Details of operation and results of the Company's major subsidiaries*

Name	Principal activities and major products	Total assets as at 31 December 2004 *RMB'000*	Net assets as at 31 December 2004 *RMB'000*	Net profit as at 31 December 2004 *RMB'000*
Zhong Yi Pharmaceutical	Production and sales of CPM; major products are Xiao Ke Wan etc.	503,916	354,847	60,205
Guangzhou Chen Li Ji Pharmaceutical Factory	Production and sales of CPM; major products are Wu Ji Bai Feng Wan etc.	258,074	191,751	16,297
Guangzhou Qi Xing Pharmaceutical Factory	Production and sales of CPM; major products are Hua Tuo Zai Zhao Wan etc.	186,066	174,520	18,710
Guangzhou Xing Qun Pharmaceutical Co., Ltd	Production and sales of CPM; major products are Xia Shang Ju etc.	322,794	199,214	15,176
Jing Xiu Tang Pharmaceutical	Production and sales of CPM; major products are Qing Re Xiao Yan Ning, etc.	190,288	103,457	2,901
Pan Gao Shou Pharmaceutical	Production and sales of CPM; major products are Mi Lian Chuan Bei Pi Pa Gao, etc.	281,435	176,690	1,321
Wang Lao Ji	Production and sales of CPM; major products are Bao Ji Wan, etc.	188,686	145,413	15,755
Guangzhou Huan Ye Pharmaceutical Co., Ltd	Production and sales of phytochemical medicine	41,756	24,019	(134)
Guangxi Yingkang	Production and sales of CPM; major products include Hua Tuo Feng Tong Bao, etc.	47,511	39,148	(2,147)
Guangzhou Bai Di Bio-Technology Co., Ltd	Research and production of bio-tech medicine	68,757	55,018	(7,558)
Guangzhou Hanfang	Research and production of CPM	165,201	110,501	(5,185)
Guangzhou Pharmaceutical Corporation	Trading of chemical pharmaceutical products and medical apparatus	2,236,359	412,465	41,658
Guangzhou Chinese Medicine Corporation	Trading of CPM and Chinese raw medicine	252,694	8,994	(83,237)
Guangzhou Pharmaceutical Import & Export Corporation	Import and export of TCM and chemical medicine	103,821	21,293	1,472
Guangzhou Guangyao Ying Bang Marketing Co., Ltd	Trading of CPM, Chinese raw medicine and materials	32,080	6,084	247
Total		4,879,438	2,023,413	75,482

None of the Group's invested companies derived to the Group of any investment income, which equals to 10% or more of the Group's net profit.

4. *Major customers and suppliers*

During the Year, purchases of goods and services from the 5 largest suppliers amounted to RMB949,599,000, representing approximately 14.80% of the total purchases. The purchases from the largest supplier amounted to RMB273,258,000, representing 4.26% of the total purchases. Goods and services sold to the 5 largest customers amounted to RMB511,695,000, representing 6.64% of the total sales. Sales to the largest customer amounted to RMB148,693,000, representing 1.93% of the total sales of the Group.

To the knowledge of the Board, none of the Directors, their associates or shareholders holding more than 5% of the Company's total issued share capital had any interest in any of the major suppliers or customers noted above.

5. *Issues arising from operations and solutions*

The implementation of the national regulations on the advertisements and pricing of pharmaceutical products, the increase in the manufacturing costs caused by GMP renovation, the continuing decrease in the profit margin of the Trading Operations of the Company and the significant losses in the operations of Guangzhou Chinese Medicine Corporation, a subsidiary of the Company, have a definite impact on the Group's results for the Year.

The Company's Investments

1. *Use of net proceeds from the issue of A shares during the Reporting Period*

The Company issued 78,000,000 A shares at the issue price of RMB9.80 per share in the PRC on 10 January 2001. The net proceeds raised from the issue of A shares was RMB737,990,000. As at 31 December 2004, an aggregate of RMB660,380,000 of the net proceeds from the issue of A shares were utilised. The remaining unused proceeds amounting to RMB77,610,000 are currently placed as bank deposits or used as working capital. The Company will gradually utilise the funds according to the requirement of the projects.

2. As at 31 December 2004, the use of proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares. Details of the application of the proceeds are set out as follows:

Category	Projects	Budgeted injection from the proceeds *RMB'000*	Accumulated Amount injected up to the end of the year *RMB'000*	Stage of completion *%*
Projects for the technology upgrade and industrialization of new products				
Pills	Xiao Ke Wan upgrade	29,800	29,800	100%
	Bao Ji Wan upgrade	11,000	11,000	100%
	Industrilisation of Wei Re Qing	29,000	23,780	82%
	Automation of pill production	11,000	11,000	100%
	Technology upgrade of Hua Tuo Zai Zao Wan	17,000	17,000	100%
	Technology upgrade of throat, spleen and intestine pills	29,100	18,430	80%
Syrup	Technology upgrade for syrup production	29,500	29,500	100%
	Industrialisation of Ke Gan Li Yan Syrup	19,600	19,600	100%
Granules	Technology upgrade of Xu Han Ting Granules	12,000	12,000	100%
	Automation of granules upgrade	29,900	29,900	100%
	Technology upgrade of flu granules for children	23,000	23,000	100%
Tablets	Industrilisation of Fu Yan Solutable Tablets	29,500	23,300	79%
	Technology upgrade of spleen, intestine and pimples tablets	17,800	17,800	100%
	Technology upgrade of syrup workshops	29,500	29,500	100%
	Technology upgrade of suppository workshops	12,000	12,000	100%
Industrialization foundations				
Modernisation of extraction and purification technology		29,900	29,900	96%
Critical purification of CO_2 technology foundation		29,900	29,900	96%
Trading				
Expansion of chained pharmacies				
Jian Min		89,300	88,630	99%
Cai Zhi Lin		59,500	24,880	63%
Logistics centre upgrade		20,000	20,000	100%
ERP upgrade for the Trading Operations		20,000	16,020	80%
Bio-tech research centre		80,000	63,750	70%
Additional working capital		50,000	79,690	100%
Total		708,300	660,380	

Note:

The net proceeds from the issue of A shares were approximately RMB737,990,000. The portion exceeding the budgeted proceeds amounted to RMB29,690,000 was used as additional working capital.

(1) Explanatory note on return on projects and delay in completion of certain projects

During the Reporting Period, additional sales and gross profit from the completed projects mentioned above amounted to RMB1,354,540,000 and RMB309,690,000 respectively.

Among these, the expansion of chain pharmacies slowed down as a result of fierce competition in the domestic pharmaceutical market.

(2) As at the end of the Reporting Period, there was no change in the actual application of the proceeds and the proposed use of the proceeds from the issue of A shares as disclosed in the undertakings made in the prospectus for the issue of A shares.

3. *Other investments during the Reporting Period*

(1) Approved at the meeting of the Investment Management Committee of the Company held on 12 January 2004, the Company injected RMB90,000 to Guangzhou Jin Shen Pharmaceutical Co., Ltd ("GZ Jin Shen"). After that, the Company has invested a total of RMB765,000 in GZ Jin Shen, representing 38.25% of the equity interest thereof.

(2) Approved at the meeting of the Investment Management Committee of the Company held on 18 February 2004, the Company injected an investment of RMB21,717,000 in cash into Guangxi Yingkang, representing 51% of the equity interest thereof.

(3) Approved at the meeting of the Investment Management Committee of the Company held on 18 May 2004, Guangzhou Pharmaceutical Corporation, a subsidiary of the Company, invested RMB250,000 in Guangzhou Lian Jie Computer Technology Co., Ltd, representing 50% of the equity interest thereof.

(4) Approved at the meeting of the Investment Management Committee of the Company held on 21 June 2004, the Company injected, in proportion to its 24% equity interest, an additional amount of RMB1,200,000 in its associated company, Guangzhou Jihua Medical Appliance Company Limited.

(5) Approved at the meeting of the Investment Management Committee of the Company held on 7 July 2004, the Company agreed to inject RMB1,000,000 into Beijing Gugong Gongyuan Cultural Development Co., Ltd. Up to the date of this annual report, pursuant to the agreement entered into by the parties the Company has injected RMB200,000 into the aforementioned company, representing 10% of the equity interest thereof.

(6) On 8 November 2004, Wao Lao Ji, a then subsidiary of the Company, entered into a Subscription Agreement with Golden Force. Under the Subscription Agreement, Golden Force agreed to subscribe for the newly issued shares of Wang Lao Ji at the consideration of RMB168,880,000, representing 48.0465% of equity interest of the Wang Lao Ji as enlarged by the subscription. The above transaction was considered and passed at the Third Extraordinary General Meeting of 2004, the Class Meeting of holders of domestic shares and the Class Meeting of overseas listed foreign shares all held on 30 December 2004. The new joint venture company of Wang Lao Ji was established on 2 February 2005.

Financial Conditions

1. *Financial conditions of the Group*

Prepared in accordance with PRC accounting standards and systems

Items	**2004**	2003	**Change**
	RMB'000	*RMB'000*	*(%)*
Total assets	**5,182,878**	4,707,039	10.11
Shareholders' funds	**2,440,230**	2,429,476	0.44
Profit from principal activities	**1,372,489**	1,372,714	(0.02)
Net profit	**55,292**	139,795	(60.45)
Net increase/(decrease) in cash and cash equivalents	**64,386**	(201,038)	132.03

Prepared in accordance with HK GAAP

Items	**2004**	2003	**Change**
	RMB'000	*RMB'000*	*(%)*
Total assets	**5,413,438**	4,954,091	9.27
Shareholders' funds	**2,545,592**	2,551,417	(0.23)
Operating profit after finance costs	**162,236**	307,365	(47.22)
Profit attributable to shareholders	**42,829**	146,667	(70.80)
Net increase / (decrease) in cash and cash equivalents	**65,496**	(181,895)	136.01

Reason for changes:

Cash and cash equivalents of the Group for the Reporting Period recorded an increase of 132.03% as compared with 2003, which was mainly due to the significant increase in the net cash flows from operating activities during the Reporting Period.

2. *Liquidity*

As at 31 December 2004, the current ratio of the Company was 1.46, and its quick ratio was 0.97. Accounts receivable turnover rate was 9.77 times, representing a decrease of 4.48% as compared with that of 2003. Inventory turnover rate was 5.88 times, representing an increase of 1.11% as compared with last year.

3. *Financial resources*

As at 31 December 2004, cash and cash equivalents of the Group amounted to RMB880,825,000, out of which 96.59% and 3.41% were denominated in Renminbi and foreign currencies, like Hong Kong dollars, respectively.

As at 31 December 2004, the Group had bank borrowings of RMB1,094,639,000 in total. The long-term borrowings of the Group amounted to RMB157,180,000 (31 December 2003: RMB137,180,000), which was fixed interest loans denominated in RMB (out of which RMB47,680,000 is due in 2005 and RMB109,500,000 will be due in 2006). The short-term borrowings of the Group was RMB937,459,000 (31 December 2003: RMB664,230,000).

4. *Capital structure*

As at 31 December 2004, the Group's current liabilities amounted to RMB2,398,058,000 (31 December 2004: RMB1,948,139,000), representing an increase of 23.09% over that of 2003, and its long-term liabilities was RMB148,330,000 (31 December 2003: RMB162,691,000), with a decrease of 8.83% as compared with 2003. The shareholders' funds of the Group as at 31 December 2004 amounted to RMB2,440,230,000 (31 December 2003: RMB2,429,476,000), with an increase of 0.44% as compared with 2003.

5. *Capital expenditure*

The Group expects the capital expenditure for 2005 to amount to approximately RMB258,000,000 (2004: RMB329,000,000), which will be mainly applied in GMP renovation and other technology upgrades. The Group has sufficient financial resources to meet the capital expenditure and daily working capital requirements.

6. *Gearing ratio*

As at 31 December 2004, the Group's gearing ratio (calculated according to the formula: total liabilities/total assets) was 49.13%, with an increase of 9.56% as compared with the year 2003.

7. *Exposure to fluctuations in exchange rates*

As majority of the revenue, expenses, assets and liabilities of the Group are denominated in RMB, the Group does not have significant risks in exposure to fluctuations in exchange rates.

8. *Cash flows and its application*

As at 31 December 2004, cash and cash equivalents of the Group amounted to RMB880,825,000, with an increase of RMB64,386,000 as compared with last year. The net increase in cash and cash equivalents of the Group from operating activities amounted to RMB200,542,000, with an increase of RMB207,373,000 as compared with last year, which was mainly attributable to the fact that the increment in aspect of cash income was higher than that of the cash expenses of principal activities.

9. *Contingent liabilities*

As at 31 December 2004, the Group has no significant contingent liabilities.

10. *Charge on Group assets*

At 31 December 2004, part of the Group's bank loans were secured by fixed assets with a net book value of RMB130,344,000.

Impact caused by the changes in operation environment and macro economy on the Company

Factors such as the implementation of the national regulations on the pricing policy of pharmaceutical products and restriction on sales of antibiotics and the significant increase in the number of pharmacies offering lower selling price led to the increasingly fierce competition in the domestic pharmaceutical market have caused certain impact on the Group's results for the year 2004.

The accounts of the Group for the year ended 31 December 2004 have been audited by Guangdong Yangcheng Certified Public Accountants Co., Ltd, the domestic auditors, and PricewaterhouseCoopers, the international auditors. The Company's domestic and international auditors have both issued unqualified auditors' reports thereon.

Prospect and Plans for 2005

In the new year, the Group will adhere to its strategy of "To strengthen basic management, control cost and expenditure, expand product marketing and enhance profit-making capacity". While optimizing corporate governance and enhancing internal management and monitoring, the Company will make every effort to develop and make stronger the main business by sourcing and developing new profit-making points to achieve the operation targets set for 2005. The plans for 2005 mainly include:

(1) To further strengthen market planning and monitoring of our pillar products such as Xiao Ke Wan and Hua Tuo Zai Zao Wan while at the same time make a good market planning of our key nurturing products such as Xu Han Ting, Hua Zhi Shuan, Wu Ji Bai Feng Wan and An Shen Su Nao Ye, with a view to developing several mainstay products with cutting edge in the shortest time. Meanwhile we need to do a good marketing on our key products like Fu Li Tong Capsule and Ganoderma Lucidum Spore Oil featured by high content of science and technology, high value-added and promising prospect so as to increase the profit of our principal business.

(2) To continue strengthening the core business of Guangzhou Chinese Medicine Corporation and do our best to reverse the loss position of Guangzhou Chinese Medicine Corporate.

(3) To strengthen fund attraction and continuously seek opportunities for cooperation with outstanding pharmaceutical enterprises at home and abroad and to strengthen our efforts in merging with appropriate domestic pharmaceutical enterprises.

(4) To continue to expedite integration of internal resources within the Group, to better the uniform purchase of traditional Chinese medicine, raw materials in large bulks, packing materials and import materials. At the same time, to enlarge the market share of the Group's products by leveraging on the advantages of wholesale and retail networks of the Group's Trading Operations.

(5) To strengthen basic management and reasonable operating cost saving to increase the capital utilization rate, reduce operation risks by further strengthening management of account receivable.

The Company faces both new opportunities and challenges in 2005. We will continue to exercise the spirit of industry, progress, pragmatics and innovation so as to generate a better return for our shareholders.

DAILY OPERATIONS OF THE BOARD

Board Meetings

The Board has fulfilled their duties in strict compliance with the PRC Company Law and the Company's Articles of Association, and diligently executed the resolutions passed at the general shareholders' meetings. During the Reporting Period, 12 board meetings have been convened, details of which are set out as follows:

(1) The 27th meeting of the Second Session of the Board was held on 6 February 2004, at which the following resolutions were considered and passed:

- The resolution in relation to the connected transaction regarding the Company's acquisition of 51% equity interest of Guangzhou Yingbang held by GPHL;
- The resolution in relation to the connected transactions regarding the lease of office space from GPHL by the Company and the renewal of the lease of the existing office and other premises;
- The resolution in relation to the non-competition agreement entered into between the Company and Baiyunshan Pharmaceutical;
- The resolution in relation to the amendments of the Articles of Association of the Company and the relevant articles of "Rules of Board Meetings" of the Company;
- The recommendation of Mr. Cai Zhixiang, Mr. Li Yimin, Mr. Feng Zansheng and Mr. Zhou Yuejin as the candidates of Directors of the new session of the Board of the Company, and Mr. Wu Zhang, Mr. Wong Hin Wing and Mr. Zhang Heyong as the candidates of Independent Non-executive Directors of the next session of the Board of the Company;
- The resolution to appoint Ms. Huang Xuezhen as the representative of the securities affairs of the Board of the Company; and
- The resolution to propose the Company to hold the first EGM in 2004.

(2) The 28th meeting of the Second Session of the Board was held on 19 February 2004 by means of written resolution, by which the resignation of Mr. Li Decheng as Deputy General Manager of the Company was approved.

(3) The 29th meeting of the Second Session of the Board was held on 26 March 2004, at which the following resolutions were considered and passed:

- the Directors' Report for the year 2003;
- the Report of the Supervisory Committee for the year 2003;
- the audited financial reports for the year 2003;
- the auditors' reports for the year 2003;
- the re-appointment of Guangzhou Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as domestic and international auditors respectively, and authorization of the Board to determine the auditors' remunerations;
- the proposed profit distribution and dividend payment for the year 2003 ;
- the projected profit distribution policy of the Company for the year 2004;
- the remuneration of the Directors for 2004;
- the remuneration of the Supervisors for 2004;
- the agreement relating to the continuing connected transactions entered into between the Company and GPHL dated 26 March 2004 and the transaction contemplated thereunder;
- the proposed amendments to the Articles of Associations of the Company;
- the proposed amendments to the "Rules of Shareholders' General Meetings" of the Company;
- the proposed amendments to the "Rules of Board Meetings" of the Company; and
- the proposal for convening the 2003 AGM of the Company.

4. The 1st meeting of the Third Session of the Board was held on 28 April 2004, at which the following resolutions were considered and passed:

- the 2004 first quarterly report of the Company;
- the election of Mr. Cai Zhixiang as Chairman of the Third Session of the Board of the Company;

- the election of Mr. Li Yimin as Vice Chairman of the Third Session of the Board of the Company;
- the appointment of Mr. He Shuhua as Company Secretary of the Company;
- the appointment of Mr. Zhou Yuejin as the General Manager of the Company;
- the appointment of Mr. He Shuhua as the Deputy General Manager of the Company;
- the appointment of Mr. Gao Fang as the Financial Controller of the Company;
- the appointment of Messrs. Wu Zhang, Wong Hin Wing and Zhang Heyong as members of the Third Audit Committee and Mr. Wong Hin Wing as the Head of the Audit Committee;
- the appointment of Messrs. Cai Zhixiang, Li Yimin, Wu Zhang, Wong Hin Wing and Zhang Heyong as the members of the Second Remuneration and Evaluation Committee, and Mr. Wu Zhang as the Head of the Remuneration and Evaluation Committee;
- the appointment of Messrs. Cai Zhixiang, Li Yimin and Zhou Yuejin as members of the Second Investment Management Committee, and Mr. Cai Zhixiang as the Head of the Investment Management Committee; and
- the resolution regarding authorization of the Chairman of the Board to sign documents on behalf of the Board to guarantee credit facilities granted to the Company's direct wholly-owned subsidiaries or controlling subsidiaries.

5. The 2nd meeting of the Third Session of the Board was held on 22 June 2004 by means of written resolution, by which the resignation of Mr. Li Yimin as Director and Vice Chairman of the Company was approved.

6. The 3rd meeting of the Third Session of the Board was held on 27 August 2004, at which the following resolutions were considered and passed:

- the 2004 interim report of the Company;
- the unaudited financial statements of the Company for the first half of 2004;
- the opinion of the Audit Committee on the 2004 interim report of the Company;
- the proposed subscription of newly issued shares of Guangzhou Hanfang by the Company;
- the proposal for remuneration of the Independent Directors and external Supervisors for the year 2004; and
- the proposal for convening the second EGM in 2004.

7. The 4th meeting of the Third Session of the Board was held on 9 September 2004, at which the following resolutions were considered and passed:

   - the election of Mr. Zhou Yuejin as Vice Chairman of the Third Session of the Board;

   - the resignation of Mr. Cai Zhixiang as Chairman and Director of the Company, and the appointment of Mr. Zhou Yuejin, the Vice Chairman, to act as acting Chairman until the date of the election of the new Chairman; and

   - the resolution in relation to the nomination of Mr. Yang Rongming and Mr. He Shuhua as candidates for appointment as Directors.

8. The 5th meeting of the Third Session of the Board was held on 19 October 2004, at which the following matters were discussed:

   - matters in relation to the proposed subscription of newly issued shares of Wang Lao Ji by Golden Force; and

   - matters in relation to the lease of Wang Lao Ji trademark.

9. The 6th meeting of the Third Session of the Board was held on 28 October 2004, at which the 2004 3rd quarterly report of the Company was considered and passed.

10. The 7th meeting of the Third Session of the Board was held on 1 November 2004, at which the following matters were considered and passed:

    - the election of Mr. Yang Rongming as the Chairman of the Third Session of the Board of the Company;

    - the resolution in relation to the amendment of Article 3 of the "Implementation Details of the Investment Management Committee of the Board", in respect of the number of members constituting the Investment Management Committee, and the election of Mr. Yang Rongming, Mr. Feng Zansheng and Mr. He Shuhua as replacement members of the Investment Management committee; and

    - the resolution in relation to the election of Mr. Yang Rongming and Mr. Zhou Yuejin as replacement members of the Remuneration and Evalution Committee.

11. The 8th meeting of the Third Session of the Board was held on 5 November 2004, at which the following matters were considered and passed:

    - the proposed subscription of newly issued shares of Wang Lao Ji by Golden Force;
    - the proposed supplemental trademark licence agreement between GPHL and the Company;
    - the proposed trademark licence agreement between GPHL and Wang Lao Ji; and
    - the proposal for convening an EGM and separate class meetings of shareholders of the Company to consider the first resolution stated above.

12. The 9th meeting of the Third Session of the Board was held on 26 November 2004, at which the resignation of Mr. Zhou Yuejin as the General Manager of the Company was accepted, and Mr. Xie Bin was appointed as the General Manager of the Company, with a term of office commencing from the date of appointment until the date of election of the new session of Board.

The progress of Execution by the Directors in respect of the Resolutions passed at General Shareholders' Meetings

2003 final dividend

Pursuant to the resolution passed at the 2003 AGM, a final dividend of RMB0.06 per share (including withholding tax for A shares) for 2003 had been paid to the Company's shareholders by July 2004. The registration date for H Shares' shareholders for the final dividend was 11 May 2004, while the book closing date was 12 May 2004. The registration date for A Shares' shareholders for the final dividend was 24 June 2004 and the closing date was 25 June 2004.

PROPOSED SCHEME OF PROFIT DISTRIBUTION AND INCREASE IN SHARE CAPITAL FROM CAPITAL RESERVE

The amount of retained profits available for distribution to shareholders of the Company is the lower of the amount determined in accordance with RPC accounting standards and systems and the amount determined in accordance with HK GAAP. The Board recommended a final dividend of RMB0.025 per share (including withholding tax for A Shares) for the year ended 31 December 2004 (2003: RMB0.06). The proposed final dividend will be submitted to the forthcoming 2004 AGM for consideration and approval (the notice to convene the 2004 AGM will be published separately).

During the year, there was no increase in share capital from the capital reserve.

OTHER MATTERS

1. Accounts

The results of the Group for the year ended 31 December 2004 are set out in the consolidated profit and loss account prepared in accordance with PRC accounting standards and systems and HK GAAP on page 66 and page 129, respectively.

The financial conditions of the Group as at 31 December 2004 are set out in the consolidated balance sheet prepared in accordance with PRC accounting standards and systems and HK GAAP on page 64 and page 130, respectively.

The cash flows of the Group for the year ended 31 December 2004 is set out in the consolidated cash flow statement prepared in accordance with PRC accounting standards and systems and HK GAAP on page 69 and page 133, respectively.

The cash flows of the Company for the year ended 31 December 2004 is set out in the cash flow statement prepared in accordance with PRC accounting standards and systems on page 75.

2. Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years prepared in accordance with HK GAAP is set out on page 4.

A summary of the results and of the assets and liabilities of the Group for the last three financial years prepared in accordance with PRC accounting standards and systems is set out on page 4.

3. Reserves

Movements in the reserves of the Group during the year in accordance with PRC accounting standards and systems are set out on page 107 to 108.

Movements in the reserves of the Group and of the Company during the year in accordance with HK GAAP are set out on page 156 to 159.

4. Distributable Reserves

The profit available for distribution to shareholders is the lower of the amount determined in accordance with HK GAAP and the PRC accounting standards and systems. The distributable reserves of the Group as at 31 December 2004 amounted to RMB22,506,000, calculated under the PRC accounting standards and systems. The distributable reserves of the Company pursuant to Section 79B of the Hong Kong Companies Ordinance amounted to RMB51,869,000.

5. Fixed Assets

Details of the movements of fixed assets of the Group are set out on page 96 and page 150 to 151.

6. **Connected Transactions**

Pursuant to the rules of China Securities Regulatory Commission, details of the connected transactions were set out on pages 115 to 121.

Pursuant to the rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange), details of the connected transactions were set out as follows:

	2004
	RMB'000
Ultimate holding Company	
Licence fee expense	7,618
Service fee expense	910
Welfare facilities fee expense	480
Rental expense	3,971
Capital contribution to a subsidiary of the Company	48,369
Fellow subsidiaries	
Sales of finished goods and raw materials	6
Purchase of finished goods and raw materials	9,607

In addition, other transactions with jointly controlled entities, associated companies and Guangzhou Baiyunshan Pharmaceutical Co., Ltd and its subsidiaries which, pursuant to the rules of the Stock Exchange, do not constitute connected transactions, have been disclosed in notes to the accounts prepared in accordance with HK GAAP.

The Directors believe that the above-mentioned connected transactions have been conducted in full compliance with the relevant clauses stipulated in the Agreement in relation to the Sales and Purchase Connected Transactions entered into between the Company and GPHL on 26 March 2004.

The Independent Non-Executive Directors have reviewed the connected transactions and regarded the transactions as being carried out within the Company's ordinary operations and under ordinary business terms. The relative terms were considered normal business terms or terms to the Group no less favourable than those available to or from independent third parties. In addition, the aggregate amount of the above connected transactions during the Year has not exceeded the annual caps as stated in the Agreement in relation to the Sales and Purchase Connected Transactions entered into between the Company and GPHL.

The international auditors have confirmed that continuing connection transactions out of the above transactions pursuant to the rules of the Stock Exchange:

- had been approved by the board of directors of the Company;
- were entered into in accordance with the relevant pricing policies;
- were entered into in accordance with the terms of the relevant agreements governing such transactions; and
- had not exceeded the cap as described in the agreement entered into between the Company and GPHL on 26 March 2004.

7. Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

8. Compliance with the Code of Best Practice

Throughout the year, the Company was in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules.

9. Audit Committee

The Audit Committee of the Company had reviewed the accounting policies, accounting regulations and methods adopted by the Company, and had discussed with the Company's management about the audit, internal controls and financial reporting. The Committee also reviewed the audited accounts for the year ended 31 December 2004.

10. Tax Exemption

Pursuant to circular No. 45 of the Taxation Law of the PRC issued in 1993, companies established in the PRC and expatriates working in the PRC are exempt from income tax on dividend income derived from holdings shares in companies listed on overseas stock exchange. Except for the above, there is no other tax preferential scheme.

11. Retirement Scheme

Details of the retirement scheme and amounts of contributions charged to the profit and loss account for the year are set out on page 163 to 164 and page 145.

12. Staff quarters

Pursuant to the Accommodation Service Agreement entered into between the Company and GPHL, GPHL agreed to sell the staff quarters to the employees of the Group at a preferential price. The Company shall pay to GPHL the staff quarters reform costs, which represent the difference between the preferential price and the cost net of depreciation paid by GPHL on buildings acquired for such staff quarters. The total staff quarters reform costs, which are payable to GPHL, amounted to approximately RMB62,030,000 (2003: RMB62,030,000).

In addition, the Group has constructed or acquired certain staff quarters. As at 31 December 2004, the difference between the construction cost or acquisition cost and the revenue from disposal of the quarters totalled RMB42,437,000 (2003: RMB42,437,000).

The above mentioned staff quarters reform costs amounted to RMB104,467,000 as at 31 December 2004 (2003: RMB104,467,000). According to the regulation in Caiqi [2000] No.295, the Notice on accounting Treatment Method of Housing Reform Initiated in Enterprises, issued by the Ministry of Finance, the costs arising there from should be dealt with in retained earnings as at 1 January 2004. Subject to the approval by the Board of Directors, any deficit balance should be appropriated to the statutory public welfare fund, statutory surplus reserve fund, and capital reserve. This accounting treatment has been adopted in the accounts prepared in accordance with PRC accounting standards and systems.

For the accounts prepared in accordance with HK GAAP, the staff quarters reform costs have been deferred and amortized on a straight-line basis to the profit and loss account over a period of 10 years, which is the estimated remaining average service life of the employees. The total accumulated amortization as at 31 December 2004 was approximately RMB56,342,000, and the amortisation for 2004 was RMB10,446,000. As at 31 December 2004, the net carrying value of the deferred staff quarters reform costs was RMB48,125,000. In the opinion of the Board of Directors of the Company, if the aforesaid deferred staff quarter reform cost had been completely written off in 2004, the consolidated net assets of the Group as as 31 December 2004 would have been reduced by approximately RMB48,125,000. With respect to the document (Suifu [2000] 18) issued by the Guangzhou People's Municipal Government on concerning the one-time cash accommodation allowance to (i) those employees to whom the Group has not allocated staff quarters and (ii) those aged employees whose allocated staff quarters do not meet required standards, the Directors consider that the said document is not legally binding on the Group. In 2001, the Group has formulated its own cash accommodation allowance policy to employees based on the Group's situation.

13. Project under Development and for Sale

During the Reporting Period, the Group did not hold any properties for the purpose of development and/or for investment purpose of which the net book value is above 15% of the net book value of tangible assets of the Group or the contribution to profit before tax from these properties is over 15% of the Group's total profit before tax.

14. **Bank Loans, Overdraft and Other Loans**

Details of the bank loans, overdrafts, and other liabilities of the Group as at 31 December 2004 are set out on page 102 to 105 and page 106. In comparison to last year, there have been no material adverse changes in respect of the amounts of bank loans, overdrafts and total liabilities as at 31 December 2004.

15. **Auditors**

Guangdong Yangcheng Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers were respectively appointed as domestic and international auditors of the Company for the year 2003, as approved at the 2003 AGM.

There was no change in auditors in the past 3 years.

16. **Change in the Newspapers Designated by the Company for Information Disclosure**

During the Reporting Period, there was no change in the newspapers designated by Company for information disclosure.

17. **Explanation of Certified Public Accountants in respect of Funds Used by Controlling Shareholder and Other Connected Parties of the Company**

Guangdong Yangcheng Certified Public Accountants Co., Ltd., the domestic auditors of the Company, has made an explanation in respect of the flow of funds with the controlling shareholder and other parties of the Company.

In accordance with the requirements as set out in the Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Related Parties and the Provision of Guarantees by Listed Companies to External Parties (Zheng Jian Fa [2003] Directive No. 56) promulgated by the CSRC and the State Asset Management Commission under the State Council, the statement on the application of funds by the Company's controlling shareholder and other related parties for the year ended 31 December 2004 is set out below:

Connected parties	Relationship with the Company	Account	Balance as at 31 December 2004 RMB'000		Balance as at 1 January 2004 RMB'000		Transaction amount (debit) RMB'000		Transaction amount (credit) RMB'000		Nature
GPHL	Parent company	Other receivables	6,312	—	7,227	—	436	—	1,351	—	Deposits
Guangzhou Qiao Guang Pharmaceutical Factory	Under the same parent company	Accounts receivable	—	17,232	—	5,573	—	55,015	—	43,355	Purchase
Guangzhou Ming Xing Pharmaceutical Factory	Under the same parent company	Accounts receivable	—	739	—	288	—	1,903	—	1,452	Purchase
Guangzhou Tian Xin Pharmaceutical Co., Ltd	Under the same parent company	Accounts receivable	—	5,481	—	3,140	—	21,688	—	19,347	Purchase
Guangzhou He Ji Gong Pharmaceutical Factory	Under the same parent company	Accounts receivable	—	432	—	18	—	1,351	—	936	Purchase
Guangzhou He Ji Gong Pharmaceutical Factory	Under the same parent company	Other receivables	25	—	—	—	25	—	—	—	Borrowings
Guangzhou Guang Hua Pharmaceutical Co., Ltd	Under the same parent company	Accounts receivable	—	1,573	—	434	—	4,320	—	3,181	Purchase
Guangzhou Wei Cai Factory	Under the same parent company	Accounts receivable	—	—	—	329	—	5	—	334	Purchase
Guangzhou Hua Nan Medical Apparatus Co., Ltd	Under the same parent company	Other receivables	100	—	100	—	—	—	—	—	Borrowings
Po Lian	Under the same parent company	Other receivables	14,854	—	8,222	—	13,438	—	6,805	—	Temporarydeposits of the deposit of acquisition
Guangzhou Zhong Fu Medical Co., Ltd	Affiliated company	Accounts receivable	—	—	—	188	—	—	—	188	Purchase
Guangzhou Zhong Fu Medical Co., Ltd	Affiliated company	Other receivables	—	—	3	—	—	—	3	—	Borrowings
Guangzhou Baiyunshan Pharmaceutical Factory	Under the same parent company	Accounts receivable	—	1,753	—	7,766	—	8,868	—	14,880	Purchase
Guangzhou Baiyunshan Chinese Medicine Factory	Under the same parent company	Accounts receivable	—	1,154	—	852	—	1,628	—	1,326	Purchase
Guangzhou Chemical Pharmaceutical Factory	Under the same parent company	Accounts receivable	—	423	—	—	—	3,665	—	3,242	Purchase
Shenzhen Qixing Lanzao Biological Co., Ltd	Under the same parent company		2,631	—	2,631	—	—	—	—	—	
Total			23,923	28,786	18,183	18,587	13,899	98,442	8,159	88,243	

18. Explanation and Independent Opinions of Independent Non-excutive Directors in respect of Accumulated and Current External Guarantees Granted by the Company and the Funds Used by the Controlling Shareholders and Other Connected Parties of the Company

Pursuant to the principle as implied in the Notice Concerning the Regulation on the Flow of Funds between Listed Companies and their Related Parties and the Provision of Guarantees by Listed Companies to External Parties, the independent directors of the Company have conducted examination of the policies towards the guarantees provided to the external parties by the Company in a serious manner. The relevant details are as follows:

As at 31 December 2004, the Company has not provided any guarantee to its controlling shareholder or any other related parties.

19. Forecast on the Ordinary Connected Transactions in 2005

The Group and GPHL together with its associates have been selling certain pharmaceutical products, bulk pharmaceutical raw materials and medical equipment to each other. These transactions have been, and will continue to be carried out on normal commercial terms and on an arm's length basis. The forecasted amount of the connected transactions between the Group and GPHL together with its associates are set out as follows:

Connected transactions		Related parties	2005 forecasted amount	Amount in 2004
1. Purchases	Pharmaceutical products, bulk pharmaceutical raw materials, medical equipment and pharmaceutical packaging materials	GPHL and its associates	RMB482 million	Approximately RMB105 million
2. Sales	Pharmaceutical products, bulk pharmaceutical raw materials, medical apparatus and pharmaceutical packaging materials	GPHL and its assocatiates	RMB270 million	Approximately RMB8.4 million

Because the estimated annual amount of sales or purchase connected transaction between the Company and GPHL together with its associates for the year 2005 exceeds the caps of annual caps of sales or purchase connected transactions between the Company and GPHL together with its associates as stipulated in the Sales and Purchase Connected Agreement entered into on 26 March 2006, the Company has negotiated with GPHL to re-define the annual caps for the sales or purchase connected transactions between both parties (please refer to the announcement relating to the continuing connected transaction of the Company dated 27 April 2005 for details), which will be submitted for consideration and approval at the 2004 AGM of the Company.

On behalf of the Board
Yang Rongming
Chairman

Guangzhou, the PRC, 27 April 2005

To all the shareholders:

On behalf of the Supervisory Committee of the Company (the "Supervisory Committee"), I hereby report to you, the duties performed by the Supervisory Committee during the year ended 31 December 2004 in accordance with the Company's Articles of Association.

Meetings of the Supervisory Committee held during the Year

During the Year, five meetings were held by the Supervisory Committee, details of which are set out as follows:

1. The 16th meeting of the Second Session of the Supervisory Committee of Company was held on 6 Februaty 2004, at which the following resolutions were considered and passed: .

   - The resolution in relation to the connected transaction for the Company's acquisition of 51% equity interest of Guangzhou Yingbang held by GPHL;

   - The resolution in relation to the connected transactions regarding lease of offices by the Company and renewal of the lease of the office and other premises;

   - The resolution in relation to the non-competition agreement entered into between the Company and Baiyunshan Pharmaceutical;

   - The recommendation of Mr. Zhong Yugan and Mr. Ou Yangqiang as the candidates for appointment as Supervisors of the new session of the Supervisory Committee, and Mr. Chen Canying as the candidate for appointment as the Supervisor representing the employees of the new session of the Supervisory Committee of the Company; and

   - The proposal to convene the Company's first EGM.

2. The 17th meeting of the Second Session of the Supervisory Committee was held on 26 March 2004, at which the following resolutions were considered and passed:

   - the report of the Supervisory Committee for the year 2003; and

   - the audited financial report of the Company for the year 2003.

3. The 1st meeting of the Third Session of the Supervisory Committee was held on 28 April 2004, at which the following resolutions were considered and passed:

   - the 2004 1st quarterly report of the Company; and

   - the election of Mr. Chen Canying as the Chairman of the Third Session of the Supervisory Committee of the Company.

4. The 2nd meeting of the Third Session of the Supervisory Committee was held on 27 August 2004, at which the following resolutions were considered and passed:

   - 2004 interim report of the Company;

   - unaudited financial report of the Company for the first half of 2004;

   - opinion of the Audit Committee on the 2004 interim report of the Company; and

   - proposed subscription of newly issued shares of Guangzhou Hanfang by the Company.

5. The 3rd meeting of the Third Session of the Supervisory Committee was held on 28 October 2004, at which the 2004 3rd quarterly report of the Company was considered and passed.

Independent Opinion of the Supervisory Committee on the Company's Operations in 2004

During the Reporting Period, all the Supervisors of the Company have complied with the PRC Company Law, the Company's Articles of Association, and the listing rules of Shanghai Stock Exchange and HKEX, have fulfilled their responsibilities, have seriously monitor the daily operation and regulate the financial operation to ensure that they are operated in a lawful manners safeguarded the interests of the Company and the shareholders and devoted themselves.

The independent opinion of the Supervisory Committee on the Company's operations during the Reporting Period is set out as follows:

1. The Company's operations during the Reporting Period

   During the Reporting Period, the Supervisory Committee has monitor the procedures for convening Board meetings and shareholders' meetings and the resolutions proposed to be considered thereat, as well as the execution by the Board of the resolutions passed at the shareholders' meetings and considers that the operation decisions made by the management of the Company during the Year are in compliance with the rules and regulations of the State, the Articles of Association as well as the listing rules. The Company has established a set of relatively complete internal rules and the Board of the Company has executed the resolutions of the shareholders' meetings of the Company diligently. The Company's Directors and senior Management have not committed any acts in breach of the rules and regulations, the Articles of Association, nor have they engaged in any acts involving the infringement of the Company's interest or infringement of shareholder's interests.

2. The supervision of the Company's financial condition

   The Supervisory Committee has carefully reviewed the financial statements and other financial information of the Company during the Reporting Period, and considers that the Company's financial statements are clear, and the auditing and financial management are in line with relavant regulations. The 2004 auditors' reports issued by the domestic and international auditors was in line with their opinion that the accounts of the Company for the year ended 31 December 2004 exhibited a true and view of the state of the Company as at 31 December 2004 and the result of the Group for the year then ended. The domestic and international auditors issued unqualified audit reports respectively on the Company's accounts for the year ended 31 December 2004.

3. Use of proceeds raised from the issue of A shares

   During the Reporting Period, the use of the proceeds from the issue of A shares was in line with the undertakings made in the prospectus for the issue of A shares. There was no improper use of the proceeds.

4. Purchases and sales of assets of the Company

   During the Reporting Period, the consideration for the purchases and sales of assets are reasonable and arrived at on an arm's length basis. There have been no insider dealing transactions which would harm the interests of shareholders or cause loss of the Company's assets.

5. Connected transactions

   During the Reporting Period, the Company's connected transactions mainly include:

   (1) Company's acquisition of 51% equity interest of Guangzhou Yingbang held by GPHL;

   (2) agreements on the leasing of office building and renewal of office building and other premises, the Continuing Connected Transaction Agreement, and the supplemental trademark licence agreement between GPHL and the Company;

   (3) trademark licence agreement between GPHL and Wang Lao Ji; and

   (4) subscription by the Company of the newly issued shares of Guangzhou Hanfang at the consideration of RMB44,480,000.

   The above connected transactions are on an arm's length basis and do not involve any actions which may harm the interests of the Company and its shareholders.

On behalf of the Supervisory Committee
Chen Canying
Chairman

Guangzhou, PRC, 27 April 2005

1. SIGNIFICANT LITIGATION OR ARBITRATION

The Group had no significant litigation or arbitration during the Reporting Period.

2. SIGNIFICANT DISPOSAL OF ASSETS, OR MERGER AND ACQUISITION

During the Reporting Period, there is no significant disposal of assets, or merger and acquisition activities occurred in the Company, subsidiaries or associated companies.

3. CONNECTED TRANSACTIONS

(1) On 6 February 2004, the Company entered into a share transfer agreement with GPHL. Pursuant to the agreement, the Company acquired 51% equity interest of Guangzhou Yingbang (formerly known as Guangzhou Pharmaceutical Ying Bang Marketing Co., Ltd) at a consideration of RMB3,888,713.99.

(2) On 6 February 2004, the Company and GPHL entered into three agreements in relation to the leasing of offices and other premises. Pursuant to the agreements, the Company leased from GPHL the second floor and the third floor of the rear portion of the office building located at No. 45 Sha Mian North Street, Guangzhou, and renewed the lease of the second floor of the front portion of the office building located at No. 45 Sha Mian North Street, Guangzhou, and other premises.

The announcements of the above connected transactions were published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 9 February 2004.

(3) On 26 March 2004, the Company and GPHL entered into an agreement which governs the daily purchases and sales between both parties. The agreement and the transactions contemplated thereunder was considered and approved at the Board meeting held on 26 March 2004 and the 2003 AGM held on 11 June 2004 respectively.

The announcement of the above connected transaction was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 29 March 2004.

(4) on 27 August 2004, the Company and other shareholders of Guangzhou Hanfang, a subsidiary of the Company, entered into a subscription agreement. According to the subscription agreement, the Company subscribed the newly issued shares of Guangzhou Hanfang at a consideration of RMB44,480,000. Upon the completion of the subscription, the shareholding of the Company in Guangzhou Hanfang increased to 70.04%.

The announcement of the above connected transaction was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 29 August 2004.

(5) On 8 November 2004, the Company and GPHL entered into a supplemental trademark license agreement. On 3 November 2004, GPHL and Wang Law Ji, a subsidiary of the Comapny, entered into a trademark license agreement.

The announcement of the above connected transaction was published on Shanghai Securities in the PRC, Hong Kong Economic Times and The Standard in Hong Kong on 9 November 2004.

All of the above connected transactions have been considered and passed at Board meetings of the Company, and the Independent Non-executive Directors of the Company have issued independent opinions thereon. In addition, the connected transactions of (3) to (4) above have been considered and passed at EGM and/or class meetings of H shareholders and domestic shareholders of the Company. All of the connected transaction mentioned above have complied with relevant laws and regulations and relevant procedures have been completed.

Details of the connected transactions were set out on pages 115 to 121.

4. MAJOR CONTRACTS AND THEIR PERFORMANCE

(1) During the Reporting Period, the Group did not hold on trust, sub-contract or rent assets of other companies or vice versa, which generated profit that accounted for 10% or more of the total profits for the Year.

(2) The Company did not provide any guarantee in favour of any third parties during the Reporting Period.

(3) Trusted fund management

During the Reporting Period, the Company has not had any trusted fund management activities.

Save as aforementioned, the Company was not involved in other major contracts.

5. AS AT 31 DECEMBER 2004, THE CONSTRUCTION AND EQUIPMENT COMMITMENTS THAT WERE CONTRACTED BY THE GROUP BUT NOT PROVIDED FOR BY THE COMPANY WAS RMB24,836,000. THE LEASE COMMITMENTS THAT WERE CONTRACTED BUT NOT PROVIDED FOR BY THE COMPANY AMOUNTED TO RMB78,848,000.

6. DURING THE REPORTING PERIOD, THE COMPANY HAS PAID AUDITORS's REMUNERATION OF RMB1,050,000 AND RMB2,290,000 TO GUANGDONG YANGCHENG CERTIFIED PUBLIC ACCOUNTANTS CO., LTD. AND PRICEWATERHOUSECOOPERS RESPECTIVELY. OF THE AMOUNT PAID TO GUANGDONG YANGCHENG CERTIFIED PUBLIC ACCOUNTANTS CO., LTD., RMB800,000 WAS FOR 2003 ANNUAL AUDIT, RMB100,000 WAS FOR THE 2004 INTERIM REVIEW, RMB10,000 FOR CAPITAL VERIFICATION AND RMB140,000 WAS FOR SPECIAL AUDITING. AN AMOUNT OF RMB1,930,000 PAID TO PRICEWATERHOUSECOOPERS WAS FOR THE 2003 ANNUAL AUDIT AND RMB360,000 WAS FOR THE 2004 INTERIM REVIEW. BOTH THE DOMESTIC AND INTERNATIONAL AUDITORS HAVE PROVIDED AUDIT SERVICES TO THE COMPANY FOR 8 YEARS.

7. NO PUNISHMENT WAS IMPOSED ON THE COMPANY OR ANY OF ITS DIRECTORS, SUPERVISORS OR SENIOR MANAGEMENT BY THE REGULATORY BODIES DURING THE REPORTING PERIOD.

8. SAVE AS THOSE DISCLOSED ABOVE, THE GROUP DID NOT HAVE ANY OTHER SIGNIFICANT EVENT DURING THE REPORTING PERIOD.

(English version for reference only)
Our reperence: (2005) YC 5161)

To the shareholders of Guangzhou Pharmaceutical Company Limited

We have audited the Balance Sheet as at December 31, 2004, the Income Statement, the Statement of Profit Distribution, and the Statement of Cash Flows for the year then ended of Guangzhou Pharmaceutical Company Limited ("the Company"), and the Consolidated Balance Sheet of the Company and its subsidiaries ("the Group") as at December 31, 2004, the Group's Consolidated Income Statement, Consolidated Statement of Profit Distribution and Consolidated Statement of Cash Flows for the year then ended. The management of the Company shall be responsible for preparation of the above-mentioned statements. Our responsibility is to express an opinion on these accounting statements based on our audit.

We have planned and conducted our audit in accordance with China's Independent Auditing Standards, to obtain reasonable assurance about whether the accounting statements are free of material misstatement. Our audit includes examining evidences supporting the amounts and disclosures in the accounting statements on a sample test basis, assessing the accounting policies used and the significant accounting estimates made by the management, as well as valuating the overall presentation of the accounting statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforesaid accounting statements present fairly, in all material respects, the financial position of the Company and the Group as at December 31, 2004, and the results of operations and cash flows of the Group and the Company for the year then ended in conformity with the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises promulgated by the State.

Guangdong Yangcheng Certified Public Accountants Co., Ltd.

Guangzhou, China

27 April 2005

Chinese Certified Public Accountant
Huang Weicheng

Chinese Certified Public Accountant
Yi Xusheng

As at 31 December 2004

Form 1-1
In RMB Yuan

	Notes	31 December 2004	31 December 2003
ASSETS			
Current assets:			
Cash	VI-1	**880,824,597.90**	816,439,041.14
Short term investment	VI-2	**18,562,000.00**	49,499,310.37
Notes receivable	VI-3	**185,209,600.23**	52,280,755.19
Dividends receivable		—	6,316,510.00
Interest receivable		—	—
Accounts receivable	VI-4	**967,659,441.43**	878,361,678.85
Other receivable	VI-5	**111,782,083.42**	130,980,738.37
Advances to suppliers	VI-6	**160,243,931.81**	120,102,331.41
Subsidy receivable	VI-7	**2,224,155.35**	10,325,834.50
Inventories	VI-8	**1,077,924,756.16**	1,067,439,529.10
Prepaid expenses	VI-9	**89,835,431.99**	91,300,355.06
Long-term debentures investments due within one year		—	—
Other current assets			
Total current Assets		**3,494,265,998.29**	3,223,046,083.99
Long-term investment			
Long-term equity investment	VI-10	**74,610,894.56**	74,867,192.97
Long-term debentures investment		—	—
Total long-term investment		**74,610,894.56**	74,867,192.97
Including: consolidation variance	VI-10	**4,175,432.85**	2,461,219.14
Including: equity investment differences		**4,175,432.85**	2,461,219.14
Fixed assets			
Fixed assets-cost	VI-11	**1,980,499,364.41**	1,505,442,749.56
Less: Accumulated depreciation	VI-11	**583,351,522.12**	498,586,610.77
Fixed assets-net value		**1,397,147,842.29**	1,006,856,138.79
Less: Provisions for fixed assets	VI-11	**25,352,941.92**	25,786,824.47
Net of fixed assets	VI-11	**1,371,794,900.37**	981,069,314.32
Construction supplies		—	—
Construction work in progress	VI-12	**119,645,075.10**	305,928,588.83
Disposal of fixed assets		—	—
Total fixed assets		**1,491,439,975.47**	1,286,997,903.15
Intangible assets & other assets:			
Intangible assets	VI-13	**103,345,329.75**	93,715,205.21
Long-term prepaid expenses	VI-14	**19,215,827.64**	28,413,060.66
Other long-term assets		—	—
Total intangible assets & other assets		**122,561,157.39**	122,128,265.87
Deferred tax			
Deferred tax debits		—	—
TOTAL ASSETS		**5,182,878,025.71**	4,707,039,445.98

As at 31 December 2004

Form 1-2
In RMB Yuan

	Notes	31 December 2004	31 December 2003
LIABILITIES & OWNERS' EQUITY			
Current liabilities:			
Short-term loans	VI-15	**937,458,830.03**	664,230,000.00
Notes payable	VI-16	**137,052,834.12**	212,533,538.69
Accounts payable	VI-17	**848,628,472.16**	644,880,577.38
Advance from customers	VI-18	**22,901,240.89**	34,182,508.08
Accrued payroll	VI-19	**50,994,217.94**	77,634,473.67
Welfare payable		**51,590,272.62**	56,334,037.21
Dividends payable	VI-20	**26,383.04**	11,178.03
Tax payable	VI-21	**24,041,244.06**	21,605,390.47
Other liabilities	VI-22	**2,880,392.94**	2,651,595.11
Other payables	VI-23	**265,572,457.79**	199,619,096.28
Accrued expenses	VI-24	**9,231,282.20**	4,456,292.55
Estimated liabilities		—	—
Long-term liabilities due within 1 year	VI-25	**47,680,000.00**	30,000,000.00
Other current liabilities		—	—
Total current liabilities		**2,398,057,627.79**	1,948,138,687.47
Long-term liabilities:			
Long-term loans	VI-26	**109,500,000.00**	107,180,000.00
Bonds payable		—	—
Long-term payable	VI-27	**5,020,012.56**	3,616,783.17
Special payables	VI-28	**33,810,171.91**	46,893,897.48
Other long-term liabilities		—	5,000,000.00
Total long-term liabilities		**148,330,184.47**	162,690,680.65
Deferred tax			
Deferred tax credits		—	—
Total liabilities		**2,546,387,812.26**	2,110,829,368.12
Minority shareholders' equity		**196,260,508.34**	166,733,695.45
Shareholders' equity:			
Share capital	VI-29	**810,900,000.00**	810,900,000.00
Capital surplus	VI-30	**1,126,381,425.35**	1,119,572,202.41
Reserved fund	VI-31	**480,442,389.26**	416,445,683.07
Including:public welfare fund	VI-31	**153,572,065.40**	134,458,560.41
Less: unconfirmed investment loss		—	—
Retained earnings	VI-32	**22,505,890.50**	82,558,496.93
Including:cash dividend planed to allocate	VI-32	**20,272,500.00**	48,654,000.00
Exchange difference on foreign currency capital		—	—
Total Shareholders' equity		**2,440,229,705.11**	2,429,476,382.41
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**5,182,878,025.71**	4,707,039,445.98

For the year ended 31 December 2004

Form 2-1

In RMB Yuan

Item		Notes	2004	2003
I.	**Sales**	VI-33	**7,708,313,589.34**	6,971,963,246.21
	Less: Cost of sales	VI-34	**6,312,061,516.70**	5,575,381,494.57
	Sales tax and levies	VI-35	**23,762,977.68**	23,867,921.27
II.	**Profit from prencipal operations**		**1,372,489,094.96**	1,372,713,830.37
	Add: Profit from other operations	VI-36	**39,007,734.82**	43,331,577.75
	Less: Operating expenses		**533,614,941.06**	480,112,918.89
	General and administrative expenses		**656,588,252.79**	617,672,250.86
	Financial expenses	VI-37	**37,872,578.65**	22,200,163.99
III.	**Operating profit**		**183,421,057.28**	296,060,074.38
	Add: Investment income	VI-38	**(4,735,840.64)**	2,714,764.17
	Subsidies income		**588,921.00**	276,208.28
	Non-operating income	VI-39	**6,838,595.53**	2,616,643.99
	Less: Non-operating expenses	VI-40	**18,470,362.19**	16,894,247.44
IV.	**Total profit**		**167,642,370.98**	284,773,443.38
	Less: Income tax		**103,569,528.75**	134,425,044.95
	Less: Loss and gain of minority shareholders		**8,781,241.46**	10,552,991.99
V.	**Net profit**		**55,291,600.77**	139,795,406.44

Supplemental information:

No.	Item	2004	2003
1	Revenue from sale or disposal of department or invested company	**(522,942.99)**	969,762.78
2	Loss incurred from natural disaster	—	—
3	Total profit increased (decreased) due to accounting policy a alteration	—	—
4	Total profit increased (decreased) due to accounting estimation a alteration	—	—
5	Loss from debts reconstruction	—	—
6	Others	—	—

Form 2-2

In RMB Yuan

Profit for the period	**2004**				2003			
	Return on net assets		**Earnings per share**		Return on net assets		Earning per share	
	Fully diluted	**Weighted average**	**Fully diluted**	**Weighted average**	Fully diluted	Weighted average	Fully diluted	Weighted average
Profit from principal operations	**56.24%**	**56.42%**	**1.69**	**1.69**	56.50%	57.65%	1.69	1.69
Profit from operations	**7.52%**	**7.54%**	**0.23**	**0.23**	12.19%	12.43%	0.37	0.37
Net profit	**2.27%**	**2.27%**	**0.07**	**0.07**	5.75%	5.87%	0.17	0.17
Net profit after deduction of exceptional items	**2.59%**	**2.63%**	**0.08**	**0.08**	5.95%	6.06%	0.18	0.18

For the year ended 31 December 2004

Form 3

In RMB Yuan

Item		2004	2003
1.	**Net profit**	**55,291,600.77**	139,795,406.44
	Add: Retained earnings brought foreward	**82,558,496.93**	74,594,593.92
	Add: Transfer from others	**153,385.06**	-
2.	**Profit distributable**	**138,003,482.76**	214,390,000.36
	Less: Transfer to statutory surplus reserves	**21,697,098.56**	32,076,133.21
	Less: Transfer to public welfare fund	**19,113,504.99**	24,892,774.22
	Less: Transfer to staff bonus and welfare fund	**2,693,501.02**	2,507,077.69
	Less: Transfer to reserve fund	**1,010,062.88**	940,154.13
	Less: Enterprise expansion fund	**1,010,062.88**	940,154.13
	Less: Profit returned to investment	—	—
3.	**Profit distributable to shareholders**	**92,479,252.44**	153,033,706.98
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	**21,319,361.94**	21,821,210.05
	Less: Dividend for ordinary shares	**48,654,000.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
4.	**Retained earnings**	**22,505,890.50**	82,558,496.93

For the year ended 31 December 2004

Form 4-1
In RMB Yuan

Item		Notes	2004	2003
I.	**Cash flows from operating activities:**			
	Cash received from sales of goods or rendering of services		**8,914,281,463.31**	7,949,850,555.19
	Refund of tax and levy		**18,540,083.82**	7,702,554.51
	Other cash received relating to operating activities	VI-42	**78,958,875.02**	76,171,204.49
	Subtotal of cash inflows		**9,011,780,422.15**	8,033,724,314.19
	Cash paid for goods or services		**7,139,659,628.54**	6,463,193,346.47
	Cash paid to or on behalf of employees		**576,229,016.66**	491,208,618.60
	Taxes paid		**456,071,929.74**	439,393,768.03
	Other cash paid in relation to operating activities	VI-43	**639,277,649.21**	646,758,977.06
	Subtotal of cash outflows		**8,811,238,224.15**	8,040,554,710.16
	Net cash flows from operating activities		**200,542,198.00**	(6,830,395.98)
II.	**Cash flows from investing activities:**			
	Cash received from sale of investments		**46,803,573.16**	24,138,436.81
	Including: cash received from sales of subsidiaries		**6,459,376.03**	3,077,200.00
	Cash received from investment income		**8,402,627.39**	4,900,136.83
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		**1,010,598.15**	2,777,805.04
	Other cash received from investing activities		**14,621,805.19**	—
	Subtotal of cash inflows		**70,838,603.89**	31,816,378.68
	Cash paid to acquire fixed assets, intangible assets and other long-term assets		**308,690,297.77**	367,176,513.22
	Cash paid to acquire investments		**16,499,805.39**	9,825,000.00
	Including: cash paid for purchasing sibsidiaries		**6,468,713.99**	—
	Other cash paid in relation to investing activities		**1,520,000.00**	—
	Subtotal of cash outflows		**326,710,103.16**	377,001,513.22
	Net cash flows from investing activities		**(255,871,499.27)**	(345,185,134.54)
III.	**Cash flows from financing activities**			
	Proceeds from acquiring investments		**5,014,795.47**	7,650,000.00
	Including: cash received from minority shareholders equity investment of subsidiaries		**5,014,795.47**	7,650,000.00
	Proceeds from borrowings		**936,498,816.40**	678,230,000.00
	Other proceeds relating to financing activities		**401,729,801.27**	107,687,857.13
	Subtotal of cash inflows		**1,343,243,413.14**	793,567,857.13
	Cash repayments of amounts borrowed		**766,678,816.40**	521,840,000.00
	Cash payments for distribution of dividends, profits or interest expenses		**96,121,136.72**	90,481,193.50
	Including: cash payments for minority shareholders of subsidiaries		**10,282,963.03**	9,105,010.88
	Other cash payments relating to financing activities		**360,666,766.39**	30,422,628.06
	Subtotal of cash outflows		**1,223,466,719.51**	642,743,821.56
	Net cash flows from financing activities		**119,776,693.63**	150,824,035.57
IV.	**Effect of foreign exchange rate changes on cash**		**(61,835.60)**	153,235.76
V.	**Net increase in cash and cash equivalents**		**64,385,556.76**	(201,038,259.19)

For the year ended 31 December 2004

Supplemental Information Item

Form 4-2
In RMB Yuan

	2004	2003
1. Reconciliation of net profit to cash flows from operating activities:		
Net profit	55,291,600.77	139,795,406.44
Loss & gain of minority shariholders	8,781,241.46	10,552,991.99
Add: Provision for value impairment of assets	31,304,538.30	32,743,975.65
Depreciation of fixed assets	104,725,490.30	88,008,290.55
Amortization of intangible assets	4,077,196.86	3,684,535.13
Amortization of long-term prepaid expenses	14,538,987.42	10,506,483.88
Decrease in prepaid expenses (less: increase)	1,464,923.07	(9,572,735.87)
Increase in accrued expenses (less: decrease)	4,774,989.65	(168,814.27)
Losses on disposal of fixed assets, intangible assets and other long-term assets (less:gains)	177,188.37	1,311,332.19
Losses on scrapping of fixed assets	3,324,459.40	3,606,761.89
Financial expenses	37,199,378.70	32,678,736.34
Losses on investments (less: gains)	4,735,840.64	(2,714,764.17)
Deferred tax credit (less: debit)	—	—
Decrease in inventories (less: increase)	(34,941,011.89)	(218,920,454.79)
Decrease in operating receivables (less: increase)	(83,578,581.34)	(292,781,383.90)
Increase in operating payables (less: decrease)	48,665,956.29	190,126,875.89
Others	—	4,312,367.07
Net cash flows from operating activities	200,542,198.00	(6,830,395.98)
2. Investing and financing activities that do not involve cash receipts or payments:		
Repayment of debts by the transfer of investments	—	
Convertible bonds due within 1 year	—	
Fixed assets obtained by financing lease	—	
3. Net increase in cash and cash equivalents		
Cash at the end of period	880,824,597.90	816,439,041.14
Less: Cash at the beginning of the period	816,439,041.14	1,019,903,178.95
Add: Cash equivalents at the end of the period	—	
Less: Cash equivalents at the beginning of period	—	
Net increase in cash and cash equivalents	64,385,556.76	(203,464,137.81)

Note: there is a difference of 2,425,878.62 between the "Net increase in cash and cash equivalents" in the Consolidated Statement of Cash Flows and that in the supplemental information of last year. The reason is that consolidation scope changes in last year and the subsidiaries included in the closing balance and the beginning balance of cash and cash equivalents in the "supplemental information" are different. Cash and cash equivalents in the consolidated statement of cash flows exclude cash flows of the subsidiaries not included in the consolidation scope at the year-end and that of the subsidiaries whose equity is sold from the equity transfer date to the end of year.

As at 31 December 2004

Form 5-1
In RMB Yuan

ASSETS	Notes	31 December 2004	31 December 2003
Current assets			
Cash		**201,807,672.50**	231,542,044.04
Short-term investments		**18,562,000.00**	49,499,310.37
Notes receivable		—	—
Dividends receivable		—	6,316,510.00
Interest receivable		—	—
Accounts receivable		—	—
Other receivables	VII-1	**345,237,748.98**	319,285,854.82
Prepayments		—	—
Subsidy receivable		—	—
Inventories		—	—
Prepaid expenses		—	—
Long-term debentures investments due within 1 year		—	—
Others		—	—
Total current Assets		**565,607,421.48**	606,643,719.23
Long-term investments:			
Long-term equity investment	VII-2	**1,877,883,028.41**	1,853,732,823.78
Long-term investments investment		—	—
Total long-term investment		**1,877,883,028.41**	1,853,732,823.78
Fixed assets:			
Fixed assets-cost		**41,005,158.52**	37,407,029.02
Less: Accumulated depreciation		**13,438,004.00**	10,215,684.50
Fixed assets-net value		**27,567,154.52**	27,191,344.52
Less: Provision for fixed assets		**7,109,752.25**	7,109,752.25
Net of fixed assets		**20,457,402.27**	20,081,592.27
Construction materials		—	—
Construction work in progress		—	—
Disposal of fixed assets		—	—
Total fixed assets		**20,457,402.27**	20,081,592.27
Intangible assets & other assets:			
Intangible assets		—	—
Long-term deferred expenses		**1,492,460.43**	1,997,842.14
Other long-term assets		—	—
Total intangible assets & other assets		**1,492,460.43**	1,997,842.14
Deferred tax			
Deferred tax debits		—	—
TOTAL ASSETS		**2,465,440,312.59**	2,482,455,977.42

As at 31 December 2004

Form 5-2
In RMB Yuan

LIABILITIES & OWNERS' EQUITY	31 December 2004	31 December 2003
Current liabilities:		
Short-term loans	—	—
Notes payable	—	—
Accounts payable	—	—
Advances from customers	—	—
Accrued payroll	**2,430,268.38**	2,485,598.66
Welfare payable	**3,346,137.21**	3,074,976.99
Dividends payable	**25,980.20**	11,137.00
Tax payable	**424,662.76**	716,641.71
Other liabilities	**21,220.74**	13,161.85
Other payables	**18,585,121.28**	40,995,862.85
Accrued expenses	**2,150,000.00**	2,000,000.00
Estimated liabilities	—	—
Long-term liabilities due within 1 year	—	—
Other current liabilities	—	—
Total current liabilities	**26,983,390.57**	49,297,379.06
Long-term liabilities:		
Long-term loan	—	—
Bonds payable	—	—
Long-term payable	—	—
Special payables	—	1,000,000.00
Other long-term liabilities	—	—
Total long-term liabilities	—	1,000,000.00
Deferred tax		
Deferred tax credits	—	—
Total liabilities	**26,983,390.57**	50,297,379.06
Shareholders' equity:		
Share capital	**810,900,000.00**	810,900,000.00
Less: investment returned	—	—
Net share capital	**810,900,000.00**	810,900,000.00
Capital surplus	**1,125,595,838.66**	1,119,405,462.95
Reserved fund	**153,118,167.58**	145,803,875.54
Including:public welfare fund	**61,614,885.51**	59,176,788.16
Retained earnings	**348,842,914.78**	356,049,259.87
Including:cash dividend planed to allocate	**20,272,500.00**	48,654,000.00
Total Shareholders' equity	**2,438,456,921.02**	2,432,158,598.36
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,465,440,311.59**	2,482,455,977.42

For the year ended 31 December 2004

Form 6

In RMB Yuan

	Item	Notes	2004	2003
I.	**Sales**		**—**	—
	Less: Cost of sales		**—**	—
	Sales tax and levies		**—**	—
II.	**Profit from prencipal operations**		**—**	—
	Add: Profit from other operations		**8,408,475.17**	4,267,200.40
	Less: Operating expenses		**—**	—
	General and administrative expenses		**24,568,843.51**	31,534,143.01
	Financial expenses		**(2,129,172.49)**	(4,365,400.55)
III.	**Operating profit**		**(14,031,195.85)**	(22,901,542.06)
	Add: Investment income	VII-3	**62,978,959.10**	166,528,032.74
	Subsidies income		**—**	—
	Non-operating income		**10,807.00**	725.46
	Less: Non-operating expenses		**196,623.30**	110,957.22
IV.	**Total profit**		**48,761,946.95**	143,516,258.92
	Less: Income tax		**—**	—
V.	**Net profit**		**48,761,946.95**	143,516,258.92

THE STATEMENT OF PROFIT DISTRIBUTION

For the year ended 31 December 2004

Form 7
In RMB Yuan

Item		2004	2003
1.	**Net profit**	**48,761,946.95**	143,516,258.92
	Add: Retained earnings brought foreward	**356,049,259.87**	282,714,439.79
	Add: Transfer from others	—	—
2.	**Profit distributable**	**404,811,206.82**	426,230,698.71
	Less: Transfer to statutory surplus reserves	**4,876,194.69**	14,351,625.89
	Less: Transfer to public welfare fund	**2,438,097.35**	7,175,812.95
	Less: Transfer to staff bonus and welfare fund	—	—
	Less: Transfer to reserve fund	—	—
	Less: Enterprise expansion fund	—	—
	Less: Profit returned to investment	—	—
3.	**Profit distributable to shareholders**	**397,496,914.78**	404,703,259.87
	Less: Dividend for preferred shares	—	—
	Less: Transfer to discretionary surplus reserves	—	—
	Less: Dividend for ordinary shares	**48,654,000.00**	48,654,000.00
	Less: Dividend for ordinary shares transfer to share capital	—	—
4.	**Retained earnings**	**348,842,914.78**	356,049,259.87

For the year ended 31 December 2004

Form 8-1
In RMB Yuan

Item		2004	2003
I.	**Cash flows from operating activities:**		
	Cash received from sales of goods or rendering of services	—	—
	Refund of tax and levy	—	—
	Other cash received relating to operating activities	**11,954,078.34**	6,267,728.25
	Subtotal of cash inflows	**11,954,078.34**	6,267,728.25
	Cash paid for goods or services	—	—
	Cash paid to or on behalf of employees	**7,416,248.88**	10,467,841.34
	Taxes paid	**504,669.44**	233,370.03
	Other cash paid in relation to operating activities	**10,401,505.41**	8,449,750.42
	Subtotal of cash outflows	**18,322,423.73**	19,150,961.79
	Net cash flows from operating activities	**(6,368,345.39)**	(12,883,233.54)
II.	**Cash flows from investing activities:**		
	Cash received from sale of investments	**40,344,197.13**	20,000,000.00
	Including: cash received from sales of subsidiaries	—	—
	Cash received from investment income	**122,319,276.02**	109,477,064.46
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets	**690.00**	2,600.00
	Other cash received from investing activities	**217,655,488.19**	225,941,418.07
	Subtotal of cash inflows	**380,319,651.34**	355,421,082.53
	Cash paid to acquire fixed assets, intangible assets and other long-term assets	**1,554,975.55**	1,824,350.35
	Cash paid to acquire investments	**81,575,713.99**	29,775,000.00
	Including: cash paid for purchasing sibsidiaries	**71,575,713.99**	—
	Other cash paid in relation to investing activities	**236,270,697.60**	235,496,743.73
	Subtotal of cash outflows	**319,401,387.14**	267,096,094.08
	Net cash flows from investing activities	**60,918,264.20**	88,324,988.45
III.	**Cash flows from financing activities**		
	Proceeds from absorbing investments	—	—
	Proceeds from borrowings	—	—
	Other proceeds relating to financing activities	—	—
	Subtotal of cash inflows	—	—
	Cash repayments of amounts borrowed	—	—
	Cash payments for distribution of dividends, profits or interest expenses	**49,222,454.75**	48,677,066.35

For the year ended 31 December 2004

Form 8-2
In RMB Yuan

Item		2004	2003
	Other cash payments relating to financing activities	**35,000,000.00**	-
	Subtotal of cash outflows	**84,222,454.75**	48,677,066.35
	Net cash flows from financing activities	**(84,222,454.75)**	(48,677,066.35)
IV.	**Effect of foreign exchange rate changes on cash**	**(61,835.60)**	153,235.76
V.	**Net increase in cash and cash equivalents**	**(29,734,371.54)**	26,917,924.32

Supplemental Information

Item		2004	2003
1.	**Reconciliation of net profit to cash flows from operating activities:**		
	Net profit	**48,761,946.95**	143,516,258.92
	Add: Provision for value impairment of assets	—	100,408.71
	Depreciation of fixed assets	**3,334,302.86**	3,137,038.85
	Amortization of intangible assets	—	—
	Amortization of long-term prepaid expenses	**759,324.26**	1,186,247.13
	Decrease in prepaid expenses (less: increase)	—	—
	Increase in accrued expenses (less: decrease)	**150,000.00**	-1,250,000.00
	Losses on disposal of fixed assets, intangible assets and other long-term assets (less:gains)	**5,742.70**	—
	Losses on scrapping of fixed assets	**26,959.14**	43,703.78
	Financial expenses	—	153,235.76
	Losses on investments (less: gains)	**(62,978,959.10)**	(166,528,032.74)
	Deferred tax credit (less: debit)	—	—
	Decrease in inventories (less: increase)	—	—
	Decrease in operating receivables (less: increase)	**1,800,677.81**	5,225,701.10
	Increase in operating payables (less: decrease)	**1,771,659.99**	1,532,204.95
	Others	—	—
	Net cash flows from operating activities	**(6,368,345.39)**	(12,883,233.54)
2.	**Investing and financing activities that do not involve in cash receipts or payments:**		
	Repayment of debts by the transfer of investments	—	—
	Convertible bonds due within 1 year	—	—
	Fixed assets obtained by financing lease	—	—
3.	**Net increase in cash and cash equivalents**		
	Cash at the end of the period	**201,807,672.50**	231,542,044.04
	Less: Cash at the beginning of the period	**231,542,044.04**	204,624,119.72
	Add: Cash equivalents at the end of the period	—	—
	Less: Cash equivalents at the beginning of the period	—	—
	Net increase in cash and cash equivalents	**(29,734,371.54)**	26,917,924.32

(Supplementary Information of Consolidated Balance Sheet)
For the year ended 31 December 2004

In RMB Yuan

Item		Beginning balance	Current increase	Current recovery: Reversal due to recovery of assets value	Current recovery: Transfer-out due to other reasons	Current recovery: Sub-total	Closing balance
1.	Total provision for bad debts	65,482,576.86	11,321,538.82	—	9,028,898.02	9,028,898.02	67,775,217.66
	Including: Accounts receivable	55,547,492.63	5,557,010.67	—	6,648,229.72	6,648,229.72	54,456,273.58
	Other receivables	9,935,084.23	5,764,528.15	—	2,380,668.30	2,380,668.30	13,318,944.08
2.	Total provision for short-term investment	1,706,300.00	1,037,300.00	—	1,553,000.00	1,553,000.00	1,190,600.00
	Including: Stock investment	—	—	—	—	—	—
	Debenture investment	1,677,300.00	522,300.00	—	1,524,000.00	1,524,000.00	675,600.00
	Fund investment	29,000.00	515,000.00	—	29,000.00	29,000.00	515,000.00
3.	Total provision for inventories	859,734.19	25,148,330.66	—	692,545.83	692,545.83	25,315,519.02
	Including: Goods in stock	560,981.41	25,084,392.82	—	692,545.83	692,545.83	24,952,828.40
	Raw materials	298,752.78	—	—	—	—	298,752.78
4.	Total provision for long-term investment	1,782,698.40	12,524.66	181,593.22	—	181,593.22	1,613,629.84
	Including: Long-term equity investment	1,782,698.40	12,524.66	181,593.22	—	181,593.22	1,613,629.84
	Long term debenture investment	—	—	—	—	—	—
5.	Total provision for fixed assets	25,786,824.47	1,554,565.38	275,647.25	1,712,800.68	1,988,447.93	25,352,941.92
	Including: Houses & buildings	18,139,824.50	41,496.35	—	30,664.24	30,664.24	18,150,656.61
	Machinery equipment	7,239,412.42	1,513,069.03	275,647.25	1,460,459.62	1,736,106.87	7,016,374.58
6.	Provision for intangible assets	966,151.46	—	—	—	—	966,151.46
	Including: Patent	—	—	—	—	—	—
	Trademark	—	—	—	—	—	—
7.	Provision for construction work in progress	80,000.00	50,000.00	—	—	—	130,000.00
8.	Provision for loan by trust	—	—	—	—	—	—
9.	Total	96,664,285.38	39,124,259.52	457,240.47	12,987,244.53	13,444,485.00	122,344,059.90

(Supplementary Information of Consolidated Balance Sheet)
For the year ended 31 December 2004

In RMB Yuan

Item		Notes	2004	2003
I.	**Paid-in stock:**			
	Beginning balance	VI-29	810,900,000.00	810,900,000.00
	Increase in the current year	VI-29	—	—
	Decrease in the current year	VI-29	—	—
	Ending balance	VI-29	810,900,000.00	810,900,000.00
II.	**Capital surplus:**			
	Beginning balance	VI-30	1,119,572,202.41	1,114,334,224.64
	Increase in the current year	VI-30	8,932,224.94	5,237,977.77
	Including:Premium on stock		—	3,564,622.18
	Reseve of donated non-cash assets		391,662.19	—
	Receipt of cash donation		—	—
	Equity investment reserve		215,256.10	—
	Transfer-in from government appropriation		3,409,298.05	253,730.00
	Foreign currency capital translation difference		—	—
	Other capital surplus		4,916,008.60	1,419,625.59
	Decrease in the current year	VI-30	2,123,002.00	—
	Including:Recovery of losses		—	—
	Ending balance	VI-30	1,126,381,425.35	1,119,572,202.41
III.	**Statutory and discretionary surplus reserves:**			
	Beginning balance	VI-31	281,987,122.66	226,700,932.78
	Increase in the current year	VI-31	45,036,586.26	55,777,651.52
	Including:Amount appropriated from net income		45,036,586.26	55,777,651.52
	Including:Statutory surplus reserve		22,707,161.44	33,016,287.34
	Discretionary surplus reserve		22,329,424.82	22,761,364.18
	Transfer-in from statutory public welfare fund		—	—
	Decrease in the current year	VI-31	153,385.06	491,461.64
	Including:Recovery of losses		—	—
	Conversion into stock		—	—
	Distribution of cash dividend or profit		—	—
	Distribution of stock dividend		—	—
	Ending balance	VI-31	326,870,323.86	281,987,122.66
	Including:Statutory surplus reserve		216,051,925.08	193,344,763.64

(Supplementary Information of Consolidated Balance Sheet)
For the year ended 31 December 2004

In RMB Yuan

Item		Notes	2004	2003
IV.	**Statutory public welfare fund:**			
	Beginning balance	VI-31	134,458,560.41	109,728,912.38
	Increase in the current year	VI-31	19,113,504.99	24,892,774.22
	Including:Amount appropriated from net income		19,113,504.99	24,892,774.22
	Decrease in the current year	VI-31	—	163,126.19
	Including:Collective welfare expenditures		—	—
	Ending balance	VI-31	153,572,065.40	134,458,560.41
V.	**Undistributed profit:**			
	Undistributed profit at the beginning of the year	six-32	82,558,496.93	74,594,593.92
	Transferred from others	VI-32	153,385.06	—
	Net income(or losses) for the year	VI-32	55,291,600.77	139,795,406.44
	Profit distribution for the year	VI-32	115,497,592.26	131,831,503.43
	Lossed made up by capital surplus		—	—
	Undistriution profit/losses at end of the year	VI-32	22,505,890.50	82,558,496.93

I. BASIC CONDITION OF THE COMPANY

Guangzhou Pharmaceutical Company Limited (the "Company") is a joint stock company with limited liability established initially in this form in the People's Republic of China pursuant to a reorganization of eight Chinese patent medicine manufacturing entities and three pharmaceutical trading entities formerly under the supervision and control of Guangzhou Pharmaceutical Holdings Limited (the "Holding") with the capital injection of the state owned equity relating to the operating assets in accordance with the TGS [1997] 139 article issued by the Economic Structure Reform Committee of the State. The Company obtained an enterprise legal person business license with the official code of 4401011101830 on September 1, 1997.

Pursuant to the document with ref. TGS [1997] 145 issued by the Economic Structure Reform Committee of the State and the ZWF [1997] 56 article issued by the Securities Committee of the State Council, the Company issued 219.9 million H shares of stock listed on the Stock Exchange of Hong Kong Limited in October 1997. Approved by the China Securities Regulatory Committee, the Company issued 78 million A shares on January 10, 2001. The total amount of shares of the Company is RMB810,900,000, including RMB513,000,000 shares owned by the State, representing 63.26% of the total shares, and public shares of RMB297,900,000, representing 36.74% of the total shares.

The Company and its subsidiaries (the "Group") engage in capital management, investment, development, financing, the development and manufacturing of Chinese patent medicine, the manufacturing of biological products, health protection medicines and drinks, and the wholesale, retail and import & export of Chinese patent medicine, western pharmaceutical products and various medical apparatus.

The Group's current structure includes eight Chinese patent medicine manufacturing entities, one chemical materials medicine manufacturing entity, two medical research & development entities and four pharmaceutical trading entities.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting System

The Group implements the Accounting Standards for Business Enterprises and the Accounting System for Business Enterprises and the supplementary stipulations.

2. Accounting Year

Accounting year of the Group coincides with the calendar year, i.e., from January 1 to December 31 on the Gregorian calendar.

3. Bookkeeping Currency

The Group uses Renminbi ("RMB") as its bookkeeping currency.

4. Basis of Recording and Valuation

The Group adopts accrual concept as basis of recording and historical cost as basis of valuation.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

5. Foreign Currency Translation

Foreign currency transactions during the year are translated into RMB at the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated into RMB at the exchange rates prevailing at the balance sheet date. Exchange differences arising from these translations are recorded as financial expenses of the current period.

6. Cash Equivalents

Cash equivalents are defined as investments that are short-term, highly liquid, readily convertible to cash of known amount and are subject to a low risk of change in value at the time the Group prepares the statement of cash flows.

7. Accounting for Bad Debts

The Group provides provision for bad debts. The provision will be reversed when bad debts arise.

Certified standards of bad debts recognition:

A. If the debtor becomes bankrupt or dies, the amount remaining after repayment by liquidation property or legacy, will be the bad debts.

B. If the debtor does not make repayment for over three years and there is obvious evidence showing that the receivables can not be recalled, the amount remaining will be bad debts upon the approval of the board of directors.

According to the accrual standards of provision for bad debts approved by the board of directors, the Group provides provision for bad debts based on the aging of receivable balances. In addition, the Group provides special provision for high-risk receivables based on the financial status and solvency of the debtor.

The provision rates are based on the aging of receivable balances as follows:

Aging	Provision rate
Within 1 year	1%
1~2 years	10%
2~3 years	30%
3~4 years	50%
4~5 years	80%
Over 5 years	100%

The above receivables include accounts receivable and other receivables. The Group provides provision for other receivables after deduction of the balance of related party debtors, unreimbursed business disbursements and other current accounts irrelevant to repayment of accounts.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

8. Inventories

Inventories of the Group include finished goods, goods in stock, work-in-process, raw materials, goods in transit, low-valued consumables and packaging materials.

Inventories are valued based on the perpetual account record and cost of acquisition. Consolidated subsidiaries include manufacturing enterprises and commercial enterprises. The respective basis of valuation is as follows:

(1) Manufacturing enterprises:

If raw materials and finished products are stated at planned cost, inventories are recorded at planned cost upon daily receipt and dispatch. At the end of the month, the amount of inventories stated at planned cost will be adjusted for price variances borne by them to arrive at the actual cost; if stated at actual cost, inventories are accounted for on a weighted average basis or first-in-first-out basis.

Low-valued consumables and packaging materials are recorded at actual cost and fully amortized upon issuance for use.

(2) Commercial enterprises:

Inventories of wholesale enterprises are stated at acquisition cost and accounted for on first-in-first-out basis.

Inventories of retail enterprises are stated using the selling price method. The amount is adjusted for price variances to arrive at actual cost at month-end.

Inventories are checked at the period-end. In case the costs are higher than the net realizable values owing to damage, whole or partial obsoleteness or lower selling price than cost, the Group will provide provision for inventories for the difference.

9. Short-term Investments

Short-term investments of the Group are recorded at total price on acquisition deducting the cash dividends or interest that have been declared but not received. Cash dividends or interest will be offset against the carrying amount of investments upon receipt. On disposal of an investment, the difference between the sale proceeds received and the carrying amount of the investment will be recognized as an investment income in the current period.

Short-term investments of the Group are measured at the lower of cost and market value. At the period-end, if market value is lower than cost, provision will be made for the difference.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

10. Long-term Equity Investments

Long-term equity investments by the Group are stated at the actual cost.

The cost method will be applied if the Group holds less than 20% of the voting capital of the investee, or it holds 20% or more of the voting capital of the investee but does not have significant influence over the investee. The equity method will be applied if the Group holds 20% or more of the voting capital of the investee, or it holds less than 20% of the voting capital of the investee but has significant influence over the investee. The equity method will be applied and consolidated accounting statements will be prepared if the Group holds 50% or more of the voting capital of the investee, or it holds less than 50% of the voting capital of the investee but has significant influence over the investee.

When the equity method is adopted, the Group recognizes investment gain or loss according to its attributable share of the investee's net profit or loss. When the cost method is adopted, profits or cash dividends declared to be distributed by the investee are recognized as investment income in the current period.

Equity investment differences are amortized evenly over the investment period, if any, as stipulated in the investment contract. If the investment period is not specified in the contract, the excess of the investment cost over the investor's share of owner's equity of the investee is amortized over a period not more than 10 years. The shortfall of investment cost over the investor's share of owner's equity of the investee is recorded as capital surplus.

11. Long-term Debt Investments

Long-term debt investments of the Group are stated at actual cost and investment income is accounted for at cost method.

Premium or discount is amortized at a straight-line method when recognizing related interest income over the period between the acquisition date and the maturity date of the debenture.

12. Provision for Impairment of Long-term Investments

Approved by the board of directors, if the carrying amount of a long-term investment is lower than its recoverable amount as a result of continuous decline in market value or deterioration in operating conditions of the investment, and the decline will not be recovered in the foreseeable future, the Group will make the provision for this based on the difference between the recoverable amount and the carrying amount of the long-term investment.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

13. Fixed Assets and Depreciation

Fixed assets include houses and buildings, motor vehicles, machinery equipment and tools with useful lives over one year and unit cost more than RMB2, 000. Fixed assets are stated at cost and depreciated over their useful lives at straight-line method, taking into account the estimated residual value of 0% to 10%. The annual rates of depreciation are as follows:

Fixed assets category	Useful lives	Depreciation rate
Houses and buildings	15~50 years	1.80%~6.60%
Machinery equipment	4~18 years	5%~24.75%
Vehicles	5~10 years	9%~19.80%
Electric equipment	5~10 years	9%~19.80%
Office equipment	4~8 years	11.25%~24.75%
Renovation of fixed assets	5 years	20%
Other equipment	4~15 years	6%~24.75%

When depreciation is provided to the assets with provision for impairment, the depreciation rates and amounts are recomputed based on the book value of assets (i.e., original cost less accumulated depreciation and provision for impairment), and the remaining useful lives; in case the value of the fixed assets with provision is recovered, the depreciation rates and amounts will be recomputed at the new book value and the remaining useful life.

In the event that the fixed assets' recoverable amounts are less than the carrying amount due to a continuing decline in market value or obsolesce, damage, long idleness or other economic reasons, the Group will provide provision for the difference.

14. Construction Work in Progress

Project cost of construction work in progress is valued at actual cost, and transferred to fixed assets when the work reaches its expected usable condition.

In the event that the construction work is suspended for a long period and will not restart in the foreseeable future, or is outdated in function or technology, and the economic benefit flowed to the entities is very uncertain, or with other full elements proving that value of the construction work is impaired, provision will be made for the difference between the carrying amount and the lower recoverable amount.

15. Intangible Assets and Amortization

Intangible assets of the Group, which are mainly land use rights and proprietary technologies, are stated at actual cost and amortized evenly over their expected useful lives commencing from the month in which they are acquired.

At the end of the period, the intangible assets are measured at the lower of carrying amount and recoverable amount. If the recoverable amount is lower than the carrying amount, provision will be made for the difference.

II. PRINCIPAL ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND METHOD FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS *(continued)*

16. Long-term Deferred Expenses

Long-term deferred expenses are stated at actual cost and amortized evenly over the anticipated beneficial period.

Organization expenses are recorded in long-term deferred expenses upon occurrence, and fully amortized in the first month of formal operation.

17. Accounting for Borrowing Cost

Borrowing costs relating to operations are taken to financial expenses of the current period.

The borrowing costs incurred in the acquisition of long-term assets such as fixed assets are capitalized before the relevant assets are ready for their intended use and recognized as current financial expenses thereafter.

The capitalization amount of borrowing costs is calculated on the weighted average amount of accumulated expenditures incurred for the acquisition or construction of long-term assets like fixed assets at the period-end timing the capitalization rate.

18. Recognition of Revenue

Revenue from sales of goods is recognized when goods are dispatched, the title to the goods and the major risks and rewards are passed to customers and the Group does not execute the right of supervision and control over the goods, payment or payment evidences are obtained, and the cost of goods sold can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue should be recognized at the time that the services are completed, the total amount of service revenue and costs can be measured reliably, and the economic benefits associated with the transaction will flow to the enterprise. When the provision of services is started and completed in different accounting years and the outcome of the transaction involving the rendering of services can be estimated reliably, revenue should be recognized at the balance sheet date by the use of the percentage of completion method.

19. Accounting treatment for income tax

The Group accounts for income tax using the tax payable method.

20. Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with ref. [1995] 11 article Temporary Regulation of Consolidation on Financial Statements and CKEZ [1996] 2 article Reply on the Consolidation Scope for the Consolidated Financial Statements issued by the Ministry of Finance. The consolidated financial statements have included all principal subsidiaries under control in the consolidation scope and eliminated sufficiently the business activities between the Company and its subsidiaries or between subsidiaries, based on the individual financial statements of the Company and each subsidiary in the consolidation scope.

III. TAXATION AND OTHER ADDITIONAL TAXES *(continued)*

The type and rate of tax applicable to the Group is as follows:

1. Circulating tax and other additional taxes

1) Circulating tax

Taxable item	Tax	Rate
Revenue from sale of products	Value-added tax	17%
Revenue from transfer of materials	Value-added tax	17%
Revenue from rendering services	Business tax	5%
Revenue of rental	Business tax	5%
Revenue of capital employed	Business tax	5%
Revenue from sale of wine products	Consumption tax	10%

2) City construction tax

The city construction tax is calculated and paid based on 7% of the total amount of circulating tax. Subsidiaries of the Group that are foreign invested enterprises are exempted from city construction tax in accordance with PRC regulations.

3) Education surcharge

The education surcharge is calculated and paid based on 3% of total circulating tax. Subsidiaries of the Group that are foreign invested enterprises, are exempted from education surcharge in accordance with PRC regulations.

2. Enterprise income tax

The Group calculates and pays enterprise income tax at the rate of 33% in accordance with Temporary Regulation of Enterprise Income Tax in the People's Republic of China.

Pursuant to Enterprise Income Tax Law for Foreign Invested Enterprise in the People's Republic of China, Guangzhou Qixing Pharmaceutical Co., Ltd., a subsidiary of the Group, applies the enterprise income tax rate of 24% and local income tax rate of 3%.

IV. SUBSIDIARIES AND JOINT VENTURES

(1). Major subsidiaries in the consolidation scope of the consolidated financial statements

Company name	Registered Place	Paid-in capital/ share capital (RMB'000)	Actual investment of the Group to its subsidiaries (RMB'000)	% of equity interest	Principal Activities
Guangzhou Hanfang Modern Chinese Patent Medicine Research & Development Co., Ltd.	Guangzhou	127,760	93,330	72.96	Research & development of medicine and products of health care
Guangzhou Bio-technology Co., Ltd.	Guangzhou	70,100	66,500	94.87	Research & development of medicine
Guangzhou Huanye Pharmaceutical Co., Ltd.	Guangzhou	6,000	3,580	59.701	Manufacturing chemical material medicine
Guangzhou Xingqun Pharmaceutical Co., Ltd.	Guangzhou	77,170	68,670	88.99	Production of Chinese patent medicine
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	Guangzhou	166,000	161,050	97.016	Production of Chinese patent medicine
Guangzhou Chenliji Pharmaceutical Factory	Guangzhou	94,000	94,000	100	Production of Chinese patent medicine
Guangzhou Qixing Pharmaceutical Factory	Guangzhou	82,420	82,420	100	Production of Chinese patent medicine
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	Guangzhou	86,230	76,230	88.4	Production of Chinese patent medicine
Guangzhou Pangaoshou . Pharmaceutical Co., Ltd	Guangzhou	65,440	57,440	87.77	Production of Chinese patent medicine
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Guangzhou	106,380	98,380	92.48	Production of Chinese patent medicine
Guangzhou Pharmaceuticals Corporation	Guangzhou	222,000	215,330	96.9941	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation	Guangzhou	69,700	69,700	100	Trading of Chinese patent medicine and Chinese raw medicine
Guangzhou Pharmaceutical Import & Export Corporation	Guangzhou	15,000	15,000	100	Import and export of medicine
Guangzhou Pharmaceutical Ying Bang Trading Co.Ltd.	Guangzhou	18,410	3,889	51	Trading of Chinese patent medicine and Chinese raw madicine
Guangxi Ying Kang Pharmaceutical Co.Ltd.	Nanning	31,880	21,720	51	Production of Chinese patent medicine

IV. SUBSIDIARIES AND JOINT VENTURES *(continued)*

(2). Subsidiaries with over 50% equity interest held by the Group but not included in the consolidation scope are as follows:

The Group holds 72% of equity interest in Shenzhen Qixing Lanzhao Bio-technology Co., Ltd. and 66% of equity interest in Guangzhou Kangshou Pharmaceutical Co., Ltd but does not include them in the consolidation as both of them commenced their liquidation stage in the current year.

The Group holds 51% of equity interest in Guangzhou Jing Xiu Tang 1790 Trading Co., Ltd.. As the shares on the total of assets, sales and net profit of this company owned by the Group are under 10% of the total of assets, sales, and net profit of the Group, it is not included in the consolidation in accordance with the document CK2Z(1996)No.2 article Reply to the Quaere on Scope of Consolidation and the significance principle of the Group .

(3) The new subsidiaries of The Group are:

Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd

The Group obtained its 51% of equity interest by the way of transferring on February 27, 2004.

Guangxi Ying Kang Pharmaceutical Co., Ltd.

The Group obtained its 51% of equity interest by increasing capital on April 1, 2004.

The purchasing dates of above acquisition are the dates when the Group obtained the actual control on the net assets and operation of the companies.

V. PROFIT DISTRIBUTION

The profit after tax will be distributed in the following order:

1). Making up losses;

2). Allocation to statutory surplus reserve fund;

3). Allocation to statutory public welfare fund;

4). Allocation to discretionary surplus reserve fund;

5). Payment of dividends.

The distribution of profit after tax and payment of dividends will be proposed by the board of directors and approved by the shareholders' general meeting. Unless the shareholders come to another agreement, the board of directors is authorized by the shareholders' general meeting to declare and pay interim dividends.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED)

1. Monetary funds

	Closing balance	Beginning balance
Cash on hand	**1,192,326.45**	1,636,651.51
Cash in bank	**859,419,351.72**	813,935,035.65
Other monetary funds	**20,212,919.73**	867,353.98
	880,824,597.90	816,439,041.14

1) Breakdown of cash in bank

	Closing balance	Beginning balance
Current deposit	**715,712,994.49**	795,273,557.32
Fixed deposit	**143,706,357.23**	18,661,478.33
	859,419,351.72	813,935,035.65

2) Breakdown of other monetary funds

	Closing balance	Beginning balance
Out-port bank deposit	**51,175.67**	49,292.78
Credit card deposit	**290,109.98**	257,790.04
L/C guaranty deposit	**4,830,076.94**	453,121.55
Bank bill deposit	**10,165,833.00**	—
Other	**4,875,724.14**	107,149.61
	20,212,919.73	867,353.98

At the year-end, the Group held current deposit of HKD 2,162,101.05 (equivalent to RMB2,299,826.89) and USD862.81 (equivalent to RMB7,141.05) in Hong Kong.

2. Short-term investments

	Closing balance	Write-down provision	Market price at the year-end
Treasury bond	**9,752,600.00**	675,600.00	9,077,000.00
Fund	**10,000,000.00**	515,000.00	9,485,000.00
	19,752,600.00	1,190,600.00	

Note: According to the closing price of the Shanghai Stock Exchange and the Shenzhen Stock Exchange on December 31, 2004, the Group made provision for the amount of which the market price was lower than cost.

The closing balance of short term investment decreases by 62.50% compared with the beginning balance, because part of short term investments was sold by the Company in the current year.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

3. Notes receivable

	Closing balance	Beginning balance
Bank acceptance bill	**62,186,822.02**	35,611,830.71
Trade acceptance bill	**123,022,778.21**	16,668,924.48
	185,209,600.23	52,280,755.19

The closing notes receivable increases by 254.26% compared with the beginning balance, mainly because most of major customers of the Group used bills for settlement in the current year.

4. Accounts receivable

1) Aging analysis of accounts receivable

	Closing balance			
Aging	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	957,240,209.19	93.65%	9,609,444.44	1.00%
1~2 years	18,333,301.62	1.79%	3,516,319.01	19.18%
2~3 years	16,413,164.55	1.61%	13,273,231.44	80.87%
3~4 years	4,021,203.48	0.39%	2,581,749.92	64.20%
4~5 years	6,774,493.37	0.66%	6,142,185.98	90.67%
Over 5 years	19,333,342.80	1.89%	19,333,342.79	100.00%
	1,022,115,715.01	100.00%	54,456,273.58	5.33%

	Beginning balance			
Aging	Balance	Percentage	Bad debt provision	Provision Percentage
Within 1 year	870,056,908.56	93.16%	8,856,680.31	1.02%
1~2 years	22,879,523.01	2.45%	13,419,533.32	58.65%
2~3 years	8,144,462.74	0.87%	3,185,631.44	39.11%
3~4 years	6,774,493.37	0.73%	4,570,482.67	67.47%
4~5 years	7,191,215.04	0.77%	6,652,596.13	92.51%
Over 5 years	18,862,568.76	2.02%	18,862,568.76	100.00%
	933,909,171.48	100.00%	55,547,492.63	5.95%

From the balance aforementioned, no account is due from shareholders with 5% or more voting shares.

2) From the closing balance aforementioned, RMB72,156,031.38 is owed by the top five customers with largest balance, representing 7.06% of the total balance.

3) The current 473 reversals of accounts receivable amount to RMB6,648,229.72 and all are not involved in related party transactions.

4) Accounts receivable aged 2~3 years with a sum of RMB9,638,751.88 is due from Puning Honghai Pharmaceutical Co., Ltd.. As this debtor did not confirm the account, the Group accrued bad debts provision in full amount based on the conservatism principle.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

5. Other receivables

1) Aging analysis of other receivables:

	Closing balance			
Aging	**Balance**	**Percentage**	**Bad debt provision**	**Provision Percentage**
Within 1 year	64,888,082.69	51.87%	577,190.29	0.89%
1~2 years	31,298,696.04	25.02%	1,870,367.38	5.98%
2~3 years	5,443,619.75	4.35%	1,867,311.67	34.30%
3~4 years	11,711,184.50	9.36%	284.75	—%
4~5 years	2,040,251.54	1.63%	1,005,659.02	49.29%
Over 5 years	9,719,192.98	7.77%	7,998,130.97	82.29%
	125,101,027.50	100.00%	13,318,944.08	10.65%

	Beginning balance			
Aging	**Balance**	**Percentage**	**Bad debt provision**	**Provision Percentage**
Within 1 year	93,173,619.62	66.12%	119,286.94	0.13%
1~2 years	6,873,747.02	4.88%	63,544.95	0.92%
2~3 years	13,298,935.52	9.44%	26,706.28	0.20%
3~4 years	8,057,699.86	5.72%	512,939.25	6.37%
4~5 years	2,202,650.53	1.56%	265,780.12	12.07%
Over 5 years	17,309,170.05	12.28%	8,946,826.69	51.69%
	140,915,822.60	100.00%	9,935,084.23	7.05%

2) Closing balance of other receivables:

	Closing balance	Beginning balance
Petty cash	**2,268,239.88**	2,076,005.92
Security money, deposit	**4,217,943.36**	6,802,582.70
Prepayment for the projects and the equipments	**11,786,965.97**	17,762,100.48
Advances for operations	**19,335,088.32**	13,708,930.15
Staff borrowings	**245,585.58**	882,418.13
Current accounts between related parties	**23,923,424.79**	20,551,803.91
Others	**9,100,614.52**	16,303,997.28
Discounts and allowance receivables	**22,523,950.71**	8,554,968.38
Current account with external company	**31,699,214.37**	54,273,015.65
	125,101,027.50	140,915,822.60

Among the other receivable accounts, the amount due from shareholder with 5% or more voting shares is that due from the Holding with an amount of RMB6,312,343.14.

3) The five largest amounts of other receivables add up to RMB14,532,021.38, accounting for 10.84% of the total.

4) The current 8 reversals of other receivables amount to RMB2,380,668.30 and all are not involved in related party transactions.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

6. Advances to suppliers

(1) Among the closing balance, no advance is prepaid to shareholders with 5% or more voting shares.

(2) The closing advances to suppliers increases by 33.42% compared with the beginning balance, mainly because the purchase rose to meet the increase of sales in the pharmaceutical trading enterprises of the Group in the current year.

7. Subsidies receivable

	Closing balance	Beginning balance
Export tax refundable	**2,224,155.35**	10,325,834.50

The closing subsidies receivable decreases by 78.46% compared with the beginning balance, mainly because Guangzhou Pharmaceutical Import & Export Corporation, a subsidiary of the Group received export tax refund of value-added tax amounted to RMB16,984 thousand from tax authority for the year from 2002 to 2004 in the current year.

8. Inventories

	Closing balances		Beginning balance	
	Balance	Provision	Balance	Provision
Goods in transit	**1,761,969.43**	—	3,697,330.09	—
Raw materials	**84,240,197.29**	**298,752.78**	80,703,963.41	298,752.78
Work-in-process	**79,290,846.85**	—	62,052,049.41	—
Finished goods	**95,650,066.82**	**63,937.84**	80,545,553.20	111,066.72
Low-value Consumables	**1,715,469.16**	—	1,916,496.77	—
Packaging Materials	**32,304,739.81**	—	32,111,255.96	—
Consigned goods for process	**181,754.49**	—	600,394.57	—
Goods in stock	**808,089,816.93**	**24,952,828.40**	802,786,887.82	449,914.69
Others	**5,414.40**	—	3,885,332.06	—
	1,103,240,275.18	**25,315,519.02**	1,068,299,263.29	859,734.19

The closing balance of the provision for inventory write-down increases by 2,844.58% compared with the beginning balance, mainly because Guangzhou Chinese Medicine Corporation, a subsidiary of the Company, made the provision for inventory write-down in amount of RMB24,388,727.50 on the nearly mature or slow moving goods with the selling prices lower than their costs.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

9. Prepaid expenses

	Beginning balance	Addition	Amortization	Closing balance
Insurance premium prepaid	1,816,749.55	2,449,739.04	2,610,697.12	1,655,791.47
Repair and maintenance of fixes assets	—	1,035,564.41	1,035,564.41	—
Road toll	126,433.28	270,018.39	193,337.69	203,113.98
Advertising	6,239,158.00	8,332,780.00	14,505,938.00	66,000.00
Deductible input VAT	82,396,108.92	361,007,423.82	356,015,910.44	87,387,622.30
Others	721,905.31	9,417,715.04	9,616,716.11	522,904.24
	91,300,355.06	382,513,240.70	383,978,163.77	89,835,431.99

10. Long-term equity investment

(1). Details of long-term equity investment are as follows:

Investee	Period	Shareholder percentage	Initial amount of investment
Indonesia Sanyou Industrial Company Limited	2014	50.00%	1,521,562.82
Guangzhou Zhongfu Pharmaceutical Company Limited	N/A	50.00%	400,000.00
Shanghai Jiuhe Tang Chinese Medicine Company Limited	2007	32.37%	615,000.00
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	N/A	44.00%	440,000.00
Guangzhou Jing Xiu Tang 1790 Trading Co., Ltd.	N/A	51.00%	255,000.00
Guangzhou Kangshou Pharmaceutical Co., Ltd.	2006	66.00%	2,460,000.00
Ming Tai Industrial (Thailand) Company Limited	2007	40.00%	516,930.33
East China Pharmaceutical Co., Ltd.	N/A	13.47%	264,000.00
Guangzhou Lianjie Computer Technology Co., Ltd.	N/A	50.00%	250,000.00
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	N/A	20.00%	160,000.00
Golden Eagle Asset Management Co.	N/A	20.00%	20,000,000.00
Jihua Medical Apparatus Company Limited	N/A	24.00%	4,200,000.00
Guangzhou Jinshen Pharmaceutical Co., Ltd.	N/A	38.25%	765,000.00
Everbright Bank	N/A	0.30%	10,725,000.00
Nanhai Nanfang Packaging Co., Ltd.	2011	21.42%	30,000,000.00
Guoyao Group Industrial Co., Ltd.	N/A	10.00%	8,000,000.00
Guangzhou Huayin Bio-technology Co., Ltd.	N/A	15.00%	1,000,000.00
Shenzhen Qixing Lanzao Bio-technology Co., Ltd.	2016	72.00%	3,600,000.00
Qixing Mazhong Pharmaceutical Co., Ltd.	2005	40.00%	362,826.38
Bank of Communications	N/A		393,841.40

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

10. Long-term equity investment *(continued)*

(2). The movements of long-term equity investment in the current year are as follows

Investee	Closing balance	Current fluctuation under equity method	Accumulated fluctuation under equity method	Provision	Note
Indonesia Sanyou Industrial Company Limited	1,078,551.23	—	(261,418.37)	1,078,551.23	[1]
Guangzhou Zhongfu Pharmaceutical Company Limited	1,448,686.30	20,177.04	1,328,072.95	—	
Shanghai Jiuhe Tang Chinese Medicine Company Limited	615,000.00	—	—	—	
Hangzhou Zhe Da Han Fang Chinese Medicine Co.	268,823.07	(78,239.48)	(171,176.93)	—	
Guangzhou Jing Xiu Tang 1790 Trading Co.	255,000.00	—	—	—	
Guangzhou Kangshou Pharmaceutical Co., Ltd.	1,597,382.80	(222,860.82)	(862,617.20)	—	
Ming Tai Industrial (Thailand) Company Limited	285,375.56	(35,468.34)	(231,554.77	—	
East China Pharmaceutical Co., Ltd.	264,000.00	—	—	—	
Guangzhou Lianjie Computer Technology Co., Ltd.	188,005.46	(63,161.91)	(63,161.91)	—	
Guangzhou Chinese Medicine Corporation Beijing Road Chinese Medicine Bazaar	218,399.05	—	58,399.05	—	
Golden Eagle Asset Management Co.	11,540,543.71	(3,788,079.69)	(8,459,456.29)	—	
Jihua Medical Apparatus Company Limited	2,878,090.39	(293,962.40)	(1,321,909.61)	—	
Guangzhou Jinshen Pharmaceutical Co., Ltd.	394,487.59	(370,512.41)	(370,512.41)	—	
Everbright Bank	10,725,000.00	—	—	—	
Nanhai Nanfang Packaging Co., Ltd.	30,000,000.00	—	—	—	
Guoyao Group Industrial Co., Ltd.	8,000,000.00	—	—	—	
Guangzhou Huayin Bio-technology Co., Ltd.	1,000,000.00	—	—	—	
Shenzhen Qixing Lanzao Bio-technology Co., Ltd.	535,078.61	(335,844.64)	(3,064,921.39)	535,078.61	[2]
Qixing Mazhong Pharmaceutical Co., Ltd.	362,826.38	—	—	—	
Bank of Communications	393,841.40	—	—	—	
Guangzhou Pangaoshou Natural Health Product Co., Ltd. (Consolidation variance)	1,132,975.26	—	—	—	[3]
Guangzhou Huanye Pharmaceutical Co., Ltd. (Consolidation variance)	793,872.95	—	—	—	[4]
Guangzhou Bio-technology Co., Ltd. (Consolidation variance)	244,147.59	—	—	—	[5]
Fujian Guangyao Jieda Co.Ltd. (Consolidation variance)	561,689.58	—	—	—	[6]
Guangxi Ying Kang Pharmaceutical Co., Ltd. (Consolidation variance)	607,000.20	—	—	—	[7]
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd. (Consolidation variance)	835,747.27	—	—	—	[8]
	76,224,524.40	(5,167,952.65)	(13,420,256.88)	1,613,629.84	

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

10. Long-term equity investment *(continued)*

Note 1: The Group hasn't obtain the financial materials of Indonesia Sanyou Industrial Company Limited since the year 1997 and is not aware of the present condition of the investee as a result, provision was made in full amount for this investment on the basis of conservatism principle.

Note 2: Shenzhen Qixing Lanzao Bio-technology Co., Ltd. has suffered significant losses and it is hard to continue to operate, therefore it began liquidation at the end of 2003. The Group made provision for impairment in full amount for the investment.

Note 3: Consolidation variance of Guangzhou Pangaoshou Natural Health Product Co., Ltd. amounts to RMB1,132,975.26, representing the amortized balance of the difference between the payments made by Guangzhou Pangaoshou Pharmaceutical Co., Ltd., the subsidiary of the company for purchase of 32% and 15% of equity interest in Guangzhou Pangaoshou Natural Health Product Co., Ltd. in October 1999 and November 2002 respectively and the attributable share of owners' equity acquired. The initial amount of the equity investment difference is RMB1,990,885.94, which is to be amortized evenly from the next month of acquisition over the investment period as stipulated in the contract. The current amortization is RMB161,853.68 and the accumulated amortization is RMB857,910.68.

Note 4: Consolidation variance of Guangzhou Huanye Pharmaceutical Co., Ltd. amounts to RMB793,872.95, representing the amortized balance of the difference between the total payments for purchase of equity interest and the increment of capital in Guangzhou Huanye Pharmaceutical Co., Ltd. in December 2002 and the share of owners' equity acquired. The difference is amortized evenly from January 2003. The initial amount is RMB992,341.19, current amortization is RMB99,234.12 and the accumulated amortization is RMB198,468.24.

Note 5: Consolidation variance of Guangzhou Bio-technology Co., Ltd. amounts to RMB244,147.59, representing the amortized balance of difference between the Company's payments for increment of capital in June 2002 and November 2003 respectively and the share of owners' equity acquired in Guangzhou Bio-technology Co., Ltd.. The initial amount is RMB291,355.39. The current amortization is RMB29,135.54 and the accumulated amortization is RMB47,207.80.

Note 6: Consolidation variance of Fujian Guangyao Jieda Co. Ltd. is RMB561,689.58, representing the amortized balance of difference between the total payments made by Guangzhou Pharmaceutical Corporation, subsidiary of the Company, for purchase of 50% of equity interest in Fujian Guangyao Jieda Co. Ltd. on July 14, 2004 and the share of owners' equity acquired. The initial amount is RMB586,110.87, current amortization is RMB24,421.29 and the accumulated amortization is RMB24,421.29.

Note 7: Consolidation variance of Guangxi Ying Kang Pharmaceutical Co., Ltd. is RMB607,000.20, representing the amortized balance of difference between the total payments made by the Company on March 31,2004 for purchase of 51% of equity interest in Guangxi Ying Kang Pharmaceutical Co., Ltd. and the share of owners' equity acquired. The initial amount is RMB656,216.43, current amortization is RMB49,216.23 and the accumulated amortization is RMB49,216.23.

Note 8: Consolidation variance of Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd. is RMB835,747.27, representing the amortized balance of difference between the total payments made by the Company on February 27, 2004 for purchase of 51% of equity interest in Guangzhou Pharmaceutical Yingbang Trading Co. Ltd. and the share of owners' equity acquired. The initial amount is RMB911,724.29, current amortization is RMB75,977.02 and the accumulated amortization is RMB75,977.02.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

11. Fixed assets and accumulated depreciation

Cost	Beginning balance	Addition	Decrease	Closing balance
Houses & buildings	841,687,281.55	213,413,077.11	5,532,701.77	1,049,567,656.89
Machinery equipment	474,145,759.56	254,178,063.61	14,978,186.76	713,345,636.41
Vehicles	91,566,963.10	8,458,034.98	6,574,025.22	93,450,972.86
Electric equipment	25,646,585.28	6,522,206.32	1,640,606.51	30,528,185.09
Office equipment	54,586,961.69	18,793,313.00	2,087,812.10	71,292,462.59
Renovation of fixed assets	17,809,198.38	4,505,252.19	—	22,314,450.57
	1,505,442,749.56	505,869,947.21	30,813,332.36	1,980,499,364.41

Accumulated depreciation	Beginning balance	Addition	Decrease	Closing balance
Houses & buildings	163,377,827.36	36,876,124.90	2,619,054.37	197,634,897.89
Machinery equipment	239,579,345.63	38,944,800.23	8,453,126.36	270,071,019.50
Vehicles	51,875,612.54	13,493,422.66	5,938,207.97	59,430,827.23
Electric equipment	14,098,809.36	3,123,340.70	1,364,928.30	15,857,221.76
Office equipment	26,351,235.94	9,150,233.87	1,585,261.95	33,916,207.86
Renovation of fixed assets	3,303,779.94	3,137,567.94	—	6,441,347.88
	498,586,610.77	104,725,490.30	19,960,578.95	583,351,522.12

Provision for impairment:	Beginning balance	Addition	Decrease	Closing balance
Houses & buildings	18,139,824.50	41,496.35	30,664.24	18,150,656.61
Machinery equipment	7,239,412.42	1,513,069.03	1,736,106.87	7,016,374.58
Vehicles	278,067.41	—	100,668.83	177,398.58
Electric equipment	—	—	—	—
Office equipment	129,520.14	—	121,007.99	8,512.15
Renovation of fixed assets	—	—	—	—
	25,786,824.47	1,554,565.38	1,988,447.93	25,352,941.92

(1) During the year, construction work in progress transferred to fixed assets amounted to RMB429,539 thousand.

(2) As at December 31, 2004, the Group has pledged its fixed assets with net book value of RMB130,344 thousand for bank loans.

(3) At the year-end, the Group provided impairment provision of RMB25,353 thousand for the difference whose recoverable amount were lower than the book value owing to their technology obsolescence, damage or long idleness.

(4) The closing balance of fixed assets increases by 31.56% compared with the beginning balance, mainly due to the completed projects of construction work in progress being transferred to fixed assets such as relocation of Guangzhou Zhongyi Pharmaceutical Company, Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation and GMP reconstruction projects of the subsidiary companies.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

12. Construction work in progress

(1). Details of construction work in progress are as follows:

Project	Budget	Financing source	% of fund used to budget
Relocation of Guangzhou Xingqun Pharmaceutical Company	243,688,046.72	Working Capital and loan	78%
Xingqun Manufacture Workshop project at phase 3	16,835,778.76	Working Capital	111%
Floor 4 of Granule Manufacture Workshop project at phase 3	11,000,000.00	Working Capital	100%
Warehouse of District B at phase 3	11,000,000.00	Working Capital	100%
Zhong Yi relocation of Yunpu workshop	197,030,000.00	Working Capital, loan and government appropriation	99%
Relocation and expansion of Chenliji factory	126,000,000.00	Working capital	101%
Chenliji product technical alteration	29,100,000.00	Working capital and stock capital	85%
Chenliji product show room	4,000,000.00	Working capital	144%
Hanfang Conghua base construction	118,840,000.00	Stock capital and government appropriation	77%
Hanfang equipment installation project	3,786,349.50	Stock capital and government appropriation	100%
Jingxiutang prepayment for equipment		Working capital and loan	
Jingxiutang suppository production line	12,821,045.48	Working capital and stock capital	100%
Jingxiutang Zhuifengtouguwan production line	11,339,612.77	Working capital and stock capital	99%
Jingxiutang GMP reconstruction project	30,300,000.00	Working capital and loan	28%
Jingxiutang Wanhuayou GMP project	4,196,978.09	Working capital	97%
Jingxiutang sewage treatment pool		Working capital	
Jingxiutang other projects		Working capital	
Pangaoshou GMP reconstruction project	104,910,000.00	Loan and special fund from public debt	85%
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	52,980,000.00	Working capital, stock capital and loan	101%
Caizhiling store in Jiahong Garden of Guangzhou Chinese Medicine Corp.	2,179,473.00	Working capital and stock capital	100%
Chinese medicine GMP reconstruction project of of Guangzhou Chinese Medicine Corp.	5,000,000.00	Working capital	71%
Baidi equipment installation	3,000,000.00	Government appropriation	77%
Baidi equipment installation	8,000,000.00	Working capital	109%
Huanye solid preparation workshop project	4,738,900.00	Working capital	56%
Yinkang GMP reconstruction project	23,000,000.00	Working capital	88%
Qixing Warehouse project	6,000,000.00	Working capital	37%
Qixing Xinchuangju office building	16,000,000.00	Working capital	100%

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

12. Construction work in progress *(continued)*

(2). The movements of construction work in progress in the current period are as follows:

Project	Beginning balance	Addition	Transferred to fixed asset	Other reduction	Closing balance
Relocation of Guangzhou Xingqun Pharmaceutical Company	1,727,686.68	4,352,528.70	5,771,697.63	19,664.60	288,853.15
Xingqun Manufacture Workshop project at phase 3	1,792,452.73	2,286,445.06	—	126,400.00	3,952,497.79
Floor 4 of Granule Manufacture Workshop project at phase 3	6,345,236.85	3,690,000.00	10,035,236.85	—	—
Warehouse of District B at phase 3	8,226,712.57	2,600,000.00	10,826,712.57	—	—
Zhong Yi relocation of Yunpu workshop	74,743,400.45	91,309,458.67	165,216,009.49	—	836,849.63
Relocation and expansion of Chenliji factory	1,336,275.76	148,198.43	931,341.43	553,132.76	—
Chenliji product technical alteration	13,306,720.51	1,392,812.78	13,926,059.65	—	773,473.64
Chenliji product show room	1,923,248.86	3,833,357.41	5,673,045.27	—	83,561.00
Hanfang Conghua base construction	40,110,014.39	49,636,995.35	—	—	89,747,009.74
Hanfang equipment installation project	1,253,927.00	—	935,483.00	—	318,444.00
Jingxiutang prepayment for equipment	2,119,798.60	4,769,039.54	4,545,016.93	—	2,343,821.21
Jingxiutang suppository production line	3,952,666.48	63,500.00	2,326,166.48	—	1,690,000.00
Jingxiutang Zhuifengtouguwan production line	6,832,257.64	398,833.45	6,583,691.09	—	647,400.00
Jingxiutang GMP reconstruction project	1,727,864.16	—	517,864.16	—	1,210,000.00
Jingxiutang Wanhuayou GMP	2,955,553.43	72,730.00	3,028,283.43	—	—
Jingxiutang sewage treatment pool	558,281.00	—	—	—	558,281.00
Jingxiutang other projects	—	698,861.23	—	—	698,861.23
Pangaoshou GMP reconstruction project	65,603,308.09	22,290,845.79	85,321,237.88	—	2,572,916.00
Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	42,809,559.61	10,623,533.66	53,433,093.27	—	—
Caizhiling store in Jiahong Garden of Guangzhou Chinese Medicine Corp.	2,179,473.00	—	2,179,473.00	—	—
Chinese medicine GMP reconstruction project of Guangzhou Chinese Medicine Corp.	2,947,534.12	614,683.36	2,951,628.41	152,263.52	458,325.55
Baidi equipment installation	1,283,400.00	1,019,700.00	—	—	2,303,100.00
Baidi equipment installation	61,681.00	5,948,712.67	1,682,721.03	—	4,327,672.64
Huanye solid preparation workshop project in development zone	2,340,041.06	163,154.20	1,250,395.06	—	1,252,800.20
Yinkang GMP reconstruction project	—	20,351,486.71	19,705,496.71	—	645,990.00
Qixing warehouse project	—	2,202,351.19	—	—	2,202,351.19
Qixing Xinchuangju office building	16,872,455.01	—	16,872,455.01	—	—
Others	2,999,039.83	15,739,930.92	15,826,387.73	49,715.89	2,862,867.13
	306,008,588.83	244,207,159.12	429,539,496.08	901,176.77	119,775,075.10

The closing balance of construction work in progress decreases by 60.86% compared with the beginning balance, mainly resulting from completed projects of construction work in progress being transferred to fixed assets such as relocation of Guangzhou Zhongyi Pharmaceutical Company, Logistics in Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation and GMP reconstruction projects of the subsidiary companies.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

12. Construction work in progress *(continued)*

(3) The closing balance of provision for impairment of construction work in progress is RMB130,000.00 (beginning balance: RMB80,000.00).

the Group made provision for impairment for Jingxiutang Anbike equipment installation in a full amount of RMB50,000 in the current year because the project has been suspended for a long time and may not be resumed in the foreseeable future, together with the provision for Zhong Yi dust removing project in amount of 80,000 made in last year, the total amount of the provision for impairment is RMB130,000.00.

(4). Capitalized interest expenses included in the construction work in progress are RMB3,746 thousand (beginning balance: RMB63 thousand).

13. Intangible assets

(1) Details of intangible assets are as follows:

Items	Acquisition method	Cost	Provision for Impairment	Remaining amortization month
Land use right of Nanzhou Road factory	Purchase	4,301,046.00	—	492
Land use right of Renmin Road factory	Purchase	2,686,602.00	—	492
Land use right of No.19-29 of Ningxiheng Street	Purchase	1,618,067.38	—	462
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3 of Zhongshanba Road	Purchase	1,465,822.00	—	187
Land use right of Guangzhou Yunpu Industry District	Purchase	2,255,182.58	—	571
Land use right of No. 194 of Beijing Road	Purchase	2,362,581.08	—	521
Land use right of No. 1688 of Southern Guangzhou Avenue	Purchase	27,006,173.92	—	512
Land use right of Songgang Factory	Purchase	20,417,970.00	—	468
Land use right of Nanhai Huangqi	Purchase	4,090,000.00	—	457
Land use right of Panyu Dongsha Development Distric	Purchase	15,947,019.00	—	492
Land use right of Jiangcun factory in Guangzhou Baiyun District	Purchase	3,463,092.00	—	510
Land use right of #4-6 and #10-1 of Shi Er Pu New Street	Purchase	3,509,041.00	—	391
Land use right of No. 136-138 of He Ping West Road	Purchase	1,535,744.00\	—	391
Land use right of No.328 in Beijing Road	Purchase	1,306,988.00	—	90
Land use right of No.103 of Da Tong Road	Land appraisal appreciation	17,928,863.00	—	391
Logistics project software of Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	Purchase	5,052,929.55	—	53
Land use right of B area of Xin Zhou Warehouse	Purchase	2,676,141.00	480,700.24	491
Land use right of No.85 of Shang Jiu Road	Purchase	2,735,793.33	—	420
Land use right of No.12 of Fangcun Sai Ba Road	Purchase	1,764,522.90	—	509
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	Injection by investor	1,755,288.00	—	528

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Intangible assets *(continued)*

(1) Details of intangible assets are as follows: *(continued)*

Items	Acquisition method	Cost	Provision for Impairment	Remaining amortization month
Land use right of No. 5 of Panyu Dongsheng Factory	Purchase	3,078,097.91	—	468
Malotilate emulsion technology	Purchase	1,500,000.00	—	105
Trademark of Guangzhou Pharmaceutical	Injection by investor	3,807,722.31	—	115
Marketing network and trademark of Hubei Ankang Co.	Injection by investor	1,200,000.00	—	111
Others	Purchase	10,156,794.48	485,451.22	5~648
		143,621,481.44	966,151.46	

The closing balance of the provisions for impairment of intangible assets is RMB966,151.46 accrued at the difference of the carrying amount and the lower recoverable amount by the Group (beginning balance: RMB966,151.46).

(2). The movements of intangible assets in the current period are as below:

Project	Beginning balance	Current Addition	Current amortization	Accumulated amortization	Closing balance
Land use right of Nanzhou Road factory	3,786,878.29	—	88,377.66	602,545.37	3,698,500.63
Land use right of Renmin Road factory	2,310,756.19	—	54,828.61	430,674.42	2,255,927.58
Land use right of No.19-29 of Ningxiheng Street	1,374,074.73	—	34,420.37	278,413.02	1,339,654.36
Land use right of No. 32 of Duobao Road Changhua New Street and Shiguili No. 3 of Zhongshanba Road	1,201,796.00	—	68,664.00	332,690.00	1,133,132.00
Land use right of Guangzhou Yunpu Industry District	—	2,255,182.58	46,418.85	46,418.85	2,208,763.73
Land use right of No. 194 of Beijing Road	2,103,897.15	—	47,251.62	305,935.55	2,056,645.53
Land use right of No. 1688 of Southern Guangzhou Avenue	23,585,391.88	—	540,123.48	3,960,905.52	23,045,268.40
Land use right of Songgang Factory	1,775,391.73	—	44,384.76	18,686,963.03	1,731,006.97
Land use right of Nanhai Huangqi	3,229,630.94	—	82,634.52	943,003.58	3,146,996.42
Land use right of Panyu Dongsha Development Distric	13,732,928.00	—	318,940.38	2,533,031.38	13,413,987.62
Land use right of Jiangcun factory in Guangzhou Baiyun District	3,083,094.45	—	70,875.72	450,873.27	3,012,218.73
Land use right of #4-6 and #10-1 of Shi Er Pu New Street	3,185,007.75	—	94,839.00	418,872.25	3,090,168.75
Land use right of No. 136-138 of He Ping West Road	1,393,929.92	—	41,506.56	183,320.64	1,352,423.36

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

13. Intangible assets *(continued)*

(2). The movements of intangible assets in the current period are as below: *(continued)*

Project	Beginning balance	Current Addition	Current amortization	Accumulated amortization	Closing balance
Land use right of No.328 in Beijing Road	1,100,048.36	—	32,674.68	239,614.32	1,067,373.68
Land use right of No.103 of Da Tong Road	14,792,137.76	—	495,272.40	3,631,997.64	14,296,865.36
Logistics project software of Huangjinwei warehouse of Guangzhou Pharmaceuticals Corporation	—	5,052,929.55	589,508.43	589,508.43	4,463,421.12
Land use right of B area of Xin Zhou Warehouse	2,265,011.14	—	42,483.60	453,613.46	2,222,527.54
Land use right of No.85 of Shang Jiu Road	2,446,209.66	—	66,076.92	355,660.59	2,380,132.74
Land use right of No.12 of Fangcun Sai Ba Road	1,533,531.43	—	35,290.44	266,281.91	1,498,240.99
Land use right of No.33 of Xin Gang Zhong Road Chi Gang North Street	1,579,759.20	—	35,105.76	210,634.56	1,544,653.44
Land use right of No. 5 of Panyu Dongsheng Factory	2,267,419.10	—	60,781.20	871,460.01	2,206,637.90
Malotilate emulsion technology	1,462,500.00	—	150,000.00	187,500.00	1,312,500.00
Trademark of Guangzhou Pharmaceutical	—	3,807,722.31	158,655.10	158,655.10	3,649,067.21
Marketing network and trademark of Hubei Ankang Co.	—	1,200,000.00	90,000.00	90,000.00	1,110,000.00
Others	6,471,962.99	1,391,486.96	788,082.80	3,081,427.33	7,075,367.15
	94,681,356.67	13,707,321.40	4,077,196.86	39,310,000.23	104,311,481.21

14. Long-term prepaid expenses

(1). Details of long-term deferred expense are as follows:

Items	Acquisition method	Cost	Remaining amortization period
Renovation	5 years	34,817,752.76	1 to 5 years
Installation of telephone	5 years	2,756,400.00	2 months
Maintenance expenditure on fixed assets	5 years	7,162,070.45	6 months to 1 year
ERP system	5 years	5,826,766.25	1 to 5 years
Computer system	5 years	1,551,248.00	1 to 5 years
GMP project improvement	5 years	1,956,095.96	6 months
Medical fund for retired staff	5 years	2,414,500.00	1 to 3 years
Transitional medical fund for retired staff	10 years	3,049,676.46	7 to 8 months
Labor insurance premium	5 years	417,623.11	Amortized completely
Others	2-5 years	2,781,958.36	1 to 5 years
		62,734,091.35	

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

14. Long-term prepaid expenses *(continued)*

(2). The movements of long-term deferred expenses during the current year are as below:

Item	Beginning Balance	Current Addition	Accumulated Amortization	Closing Amortization	Balance
Renovation	19,172,580.45	3,366,247.69	9,970,900.63	22,249,825.25	12,567,927.51
Installation of telephone	105,959.26	—	46,899.96	2,697,340.70	59,059.30
Maintenance expenditure on fixed assets	2,009,940.74	—	1,321,106.34	6,473,236.05	688,834.40
ERP system	1,114,244.94	767,136.00	657,344.08	4,602,729.39	1,224,036.86
Computer system	552,252.56	407,000.00	312,514.99	904,510.43	646,737.57
GMP project improvement	129,510.60	338,402.26	298,711.80	1,786,894.90	169,201.06
Medical fund for retired staff	882,766.93	—	384,991.92	1,916,724.99	497,775.01
Transitional medical fund for retired staff	2,691,012.94	—	349,109.04	707,772.56	2,341,903.90
Labor insurance premium	167,049.37	—	167,049.37	417,623.11	—
Others	1,587,742.87	462,968.45	1,030,359.29	1,761,606.33	1,020,352.03
	28,413,060.66	5,341,754.40	14,538,987.42	43,518,263.71	19,215,827.64

15. Short-term loans

	Closing balance	Beginning balance
Loan by credit	**25,000,000.00**	50,000,000.00
Loan by mortgage and pledge	**255,958,830.03**	148,300,000.00
Loan by guaranty	**656,500,000.00**	465,930,000.00
	937,458,830.03	664,230,000.00

The closing balance of short-term loans increases by 41.13% compared with the beginning balance, mainly because:

(1) Up to December 31, 2004, subsidiaries of the Group have discounted on their promissory notes and RMB108,659 thousand has been raised in this way.

(2) Because the sales of Guangzhou Pharmaceuticals Corporation increased greatly in the current year compared with those of last year, leading to an increase of demand for working capital, and the short-term loans increased as a result.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

16. Notes payable

Item	Closing balance	Beginning balance
Bank acceptance bill	**118,321,134.12**	212,533,538.69
Trade acceptance bill	**18,731,700.00**	—
	137,052,834.12	212,533,538.69

The closing balance of notes payable decreases by 35.51% compared with the beginning balance, mainly because the pharmaceutical trading enterprises were required to make substantive downpayments and paid in notes for obtaining the sole agent of some medicine in last year, the impact did not exist in the current year as the sole agent has been obtained.

17. Accounts payable

Of the closing balance, no account is due to shareholders with 5% or more shareholding.

The closing balance of accounts payable increases by 31.59% compared with the beginning balance, mainly owing to the increase in purchases of the Group corresponding to the increasing sales.

18. Advances from customers

Within the closing balance, no advance is paid to shareholders with 5% or more shareholding.

19. Accrued Payroll

The closing balance of accrued payroll decreases by 34.31% compared with the beginning balance, mainly because of decrease bonus accrued in the current year.

20. Dividend payable

Name of shareholder	Closing balance	Beginning balance
Minor shareholders	**402.84**	41.03
Overseas public shares	**25,980.20**	11,137.00
	26,383.04	11,178.03

21. Taxes payable

	Closing balance	Beginning balance
Business tax	**796,463.34**	912,882.34
Value added tax	**(14,616,004.43)**	(27,869,188.13)
City construction tax	**924,123.73**	948,807.24
Enterprise income tax	**34,683,091.24**	44,824,745.71
Property tax	**329,787.24**	273,815.82
Withholding tax	**179,472.81**	2,318,100.42
Others	**1,744,310.13**	196,227.07
	24,041,244.06	21,605,390.47

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

22. Other liabilities

	Note	**Closing Balance**	**Beginning Balance**
Education surcharge	(1)	**414,328.26**	410,733.97
Flood prevention levy	(2)	**2,460,718.34**	2,216,500.01
Others		**5,346.34**	24,361.13
		2,880,392.94	2,651,595.11

(1). Education surcharge is paid at 3% of the payable amount of VAT, business tax and consumption tax.

(2). Flood prevention levy is paid at 0.05% of taxable revenue (on VAT, Business tax, consumption tax and resources tax) for commecial enterprises, 0.09% for foreign invested enterprises, and 0.13% for other enterprises.

23. Other payables

(1) Break down for closing balance of other payables

Item	**Closing balance**	**Beginning balance**
Deposits	**18,950,775.59**	8,975,189.47
Technology improvement	**1,235,485.85**	1,236,707.46
Labor union fund	**1,102,973.38**	1,216,230.20
Staff education fund	**10,924,318.13**	10,443,909.59
Current accounts to external companies	**36,085,243.34**	35,358,597.55
Tax addition and government levies	**334,210.29**	248,990.64
Advance from staff	**1,311,990.10**	2,894,381.70
Labor insurance	**913,448.63**	413,811.12
Monetary subsidies of staff housing	**10,399,116.96**	14,089,890.99
Staff bonus and welfare fund	**1,179,049.39**	1,964,745.69
Payables to Guangzhou Pharmaceutical Holdings Limited	**27,428,199.47**	13,813,546.79
Payables to Bank of Communications Guangzhou Branch (Collected on behalf)	**122,438,765.67**	79,954,738.54
Centralization fund	**10,500,071.25**	11,937,942.10
Operator incentive fund	**2,328,249.35**	3,800,000.00
Estimated payment for fixed assets	**12,560,604.18**	9,883,917.00
Others	**7,879,956.21**	3,386,497.44
	265,572,457.79	199,619,096.28

(2) Among the closing other payables, the amount payable to the shareholder who holds 5% or above of the total share is payable to the Holding RMB27,428,199.47.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

23. Other payables *(continued)*

(3) The closing balance of other payables increases by 33.04% compared with the beginning balance. The increment is mainly due to the following reasons:

A). The sales of Guangzhou Pharmaceuticals Corporation, a subsidiary, increased in the current year, and more accounts receivables were transferred to Bank of Communications Guangzhou Branch, the amount collected on behalf but not returned to the bank yet increased as a result.

B). Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd., a subsidiary of the Group, gained the Holding's support and obtained RMB11,350 thousand of pharmaceuticals research and development fund granted by finance department, leading to the payable to the Holdings.

24. Accrued expenses

Item	Closing balance	Beginning balance
Interest on loan	**1,242,290.73**	675,992.25
Rental	**1,548,786.28**	408,735.53
Audit fees	**2,150,000.00**	2,000,000.00
Advertising expenses	**1,802,639.86**	911,582.91
Transportation cost	**533,009.96**	—
Others	**1,954,555.37**	459,981.86
	9,231,282.20	4,456,292.55

The closing balance of accrued expenses increases by 107.15% compared with the beginning balance, mainly because the accrued advertising expenses, transportation cost and rental went up to meet the increased sales of the Group in the current year.

25. Long-term liabilities due within 1 year

Item	Closing balance	Beginning balance
Loan by credit	**20,000,000.00**	—
Loan by guaranty	**27,680,000.00**	30,000,000.00
	47,680,000.00	30,000,000.00

The closing balance of long-term liabilities due within 1 year increases by 58.93% compared with the beginning balance, mainly owing to RMB27,680 thousand of long-term loans of Guangzhou Pharmaceuticals Corporation, a subsidiary, will be due within one year.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

26. Long-term loans

Lender	Period	Annual interest rate	Closing balance	Condition
ICBC Guangzhou No. 1 Sub-branch	2004.01.05~2006.01.04	4.32%	20,000,000.00	Guaranty
ICBC Guangzhou No. 1 Sub-branch	2004.07.08~2006.07.07	4.94%	10,000,000.00	Guaranty
ICBC Guangzhou No. 1 Sub-branch	2004.08.05~2006.08.04	4.94%	20,000,000.00	Guaranty
ICBC Guangzhou Shisanhang Sub-branch	2003.01.06~2006.01.02	5.49%	59,500,000.00	Mortgage
			109,500,000.00	

27. Long-term payables

	Content	Closing balance	Beginning balance
Guangzhou Finance Bureau	State dividends	**2,170,889.31**	2,732,919.49
Finance Department of Guangxi Chuang Municipality	Payable for transferring equity interest	**2,264,426.47**	—
Others		**584,696.78**	883,863.68
		5,020,012.56	3,616,783.17

The closing balance of long-term payables increases by 38.80% compared with the beginning balance, mainly owing to RMB2,264 thousand of payable for transferring equity interest to Finance Department of Guangxi Chuang Municipality of Guangxi Ying Kang Pharmaceutical Co., Ltd. which was merged by the Company in the current year.

28. Special payables

	Closing balance	Beginning balance
Government appropriation as science and technology fund	**25,968,096.13**	28,402,491.94
Interest subsidies of government	**6,556,318.78**	16,926,405.54
Special fund for technology export	**645,757.00**	925,000.00
GMP relocation project-draining project	**640,000.00**	640,000.00
	33,810,171.91	46,893,897.48

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

29. Share Capital

	Beginning balance	Addition	Reduction	Closing balance
Shares owned by the State	513,000,000.00	—	—	**513,000,000.00**
Domestic public shares	78,000,000.00	—	—	**78,000,000.00**
Overseas public shares	219,900,000.00	—	—	**219,900,000.00**
Total	810,900,000.00	—	—	**810,900,000.00**

The share capital of the Company has been verified by Guangzhou Yangcheng Certified Public Accountants Co., Ltd. with a capital verification report with ref. (2001) YYZ No. 4526.

30. Capital Surplus

	Beginning balance	Addition	Reduction	Closing balance
Share premium	916,129,772.47	—	2,123,002.00	**914,006,770.47**
Reserve of donation in form of non-cash assets	1,773,107.29	391,662.19	—	**2,164,769.48**
Receipt of cash donation	219,652.84	—	—	**219,652.84**
Reserve of equity investment	—	215,256.10	—	**215,256.10**
Transfer-ins of appropriations	14,459,816.32	3,409,298.05	—	**17,869,114.37**
Other capital surpluses	186,615,960.40	4,916,008.60	—	**191,531,969.00**
Exchange difference on foreign currency capital	373,893.09	—	—	**373,893.09**
	1,119,572,202.41	8,932,224.94	2,123,002.00	**1,126,381,425.35**

The current increase of capital surplus amounts to RMB8,932 thousand, mainly consisting of:

(1) RMB392 thousand of donation in form of non-cash assets;

(2) RMB215 thousand of the Group's proportion for the capital surplus in the invested enterprises newly increased in the current year;

(3) RMB3,409 thousand of the fund appropriated by the government for special use converted into capital surplus upon the completion of the research and development project;

(4) RMB4,916 thousand of payables unable to pay back converted into capital surplus. fund appropriated by the government for special use;

The current decrease of capital surplus represents that the premium arising from the Company's capital increment to Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd. ("Hanfang) in the current year reversed the Company's proportion on other shareholders' investment premium to Hanfang in last year.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

31. Reserved fund

	Beginning balance	Addition	Reduction	Closing balance
Statutory reserve fund	193,344,763.64	22,707,161.44	—	**216,051,925.08**
Statutory public welfare fund	134,458,560.41	19,113,504.99	—	**153,572,065.40**
Discretionary reserve fund	83,668,865.95	22,329,424.82	153,385.06	**105,844,905.71**
Transfer from tax exemption	4,973,493.07	—	—	**4,973,493.07**
	416,445,683.07	64,150,091.25	153,385.06	**480,442,389.26**

The addition mainly represents the reserve fund based on the current net profit. According to the resolution of Session 11 of the 3rd meeting of the board of directors, the Company accrued statutory reserve fund and statutory public welfare fund at the rate of 10% of the profit after tax respectively; the manufacturing enterprises subordinate to the Company accrued statutory reserve fund, statutory public welfare fund and discretionary reserve fund at the same rate of 10% of the profit after tax; the commercial enterprises subordinate to the Company accrued statutory reserve fund and statutory public welfare fund at the rate of 10% of the profit after tax and discretionary reserve fund at the rate of 20% of the profit after tax.

The current reduction of reserve fund represents the decrease of the Group's proportion on the discretionary reserve fund in Guangzhou Kangshou Pharmaceutical Co., Ltd., which has gone into liquidation stage and was excluded in the consolidation in the current year.

32. Retained earnings

Please refer to Statement 3 for the details of undistributed profit.

(1) The profit distribution policy of the Company is stated in Note V.

(2) In accordance with the dividends allocation plan for the year 2003, the Company allocated RMB0.06 per share, therefore the total dividends allocated for the year 2003 in 2004 summed up to RMB48,654,000.00 at the total share of 810,900,000.

33. Sales

		2004	2003
(1)	Manufacturing and selling	**1,918,980,048.34**	1,889,214,683.01
(2)	Trading		
	Wholesale	**5,339,957,051.24**	4,544,133,795.01
	Retail	**278,829,765.91**	354,437,902.37
	Import & export sales	**170,546,723.85**	184,176,865.82
		5,789,333,541.00	5,082,748,563.20
		7,708,313,589.34	6,971,963,246.21

The total sales from the top five customers is RMB511,695 thousand, representing 6.64% of the total net sales.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

34. Cost of sales

		2004	2003
(1)	Manufacturing and selling	**913,873,690.79**	880,274,084.73
(2)	Trading		
	Wholesale	**5,017,472,309.13**	4,250,863,145.85
	Retail	**222,519,682.36**	270,293,631.73
	Import & export sales	**158,195,834.42**	173,950,632.26
		5,398,187,825.91	4,695,107,409.84
		6,312,061,516.70	5,575,381,494.57

35. Sales tax and levies

	2004	2003
Business tax	**557,779.55**	820,395.64
City construction tax	**16,157,433.46**	16,185,358.55
Education surcharge	**6,982,199.89**	6,852,172.95
Others	**65,564.78**	9,994.13
	23,762,977.68	23,867,921.27

36. Profit from other operations

		2004	2003
(1)	Income from other operations		
	Lease of Assets	**35,179,740.42**	33,362,108.14
	Sales of material	**2,426,392.37**	4,198,632.65
	Storage and meeting income	—	3,706,150.13
	Import and export agency charge	**808,543.96**	318,018.27
	Income of member stores	**504,770.00**	633,927.34
	Products promotion income	**1,270,174.85**	2,386,347.53
	Consultancy income	**6,025,372.16**	6,593,540.01
	Others	**2,624,618.40**	1,297,774.61
		48,839,612.16	52,496,498.68
(2)	Cost of other operations		
	Lease of Assets	**522,621.82**	4,338,101.44
	Sales of material	**2,209,781.58**	3,147,317.56
	Tax and sur-tax	**6,370,121.98**	1,106,800.99
	Others	**729,351.96**	572,700.94
		9,831,877.34	9,164,920.93
	Profit from other operations	**39,007,734.82**	43,331,577.75

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

37. Financial expenses

	2004	2003
Net interest expense	**28,489,449.02**	20,236,580.46
Exchange loss or gain	**120,280.90**	266,959.39
Financial institution charges	**9,767,289.44**	1,623,259.20
Others	**-504,440.71**	73,364.94
	37,872,578.65	22,200,163.99

The current financial expenses increase by 70.60% compared with those of last year, mainly because:

(1) The short-term loans increased in the current year, the related interest expenses increased as a result.

(2) The financial institution charges increased owing to more financing from discounting on notes receivable and transferring accounts receivable.

38. Investment income

	2004	2003
Stock investment	**759,370.43**	294,447.72
Bond investment	**(610,416.07)**	698,950.74
Fund investment	**1,519,857.39**	—
Profit form associate enterprises or joint-ventures	**588,950.94**	4,872,521.97
Net increase or decrease of stock investment under equity method	**(5,606,623.16)**	(5,410,972.27)
Provision for impairment of investment	**(864,037.18)**	1,290,053.23
Disposal income of equity investment	**(522,942.99)**	969,762.78
	(4,735,840.64)	2,714,764.17

The current investment income decreases by 274.45% compared with those of last year, mainly because:

(1) There was a decrease of RMB4,284 thousand of profit from associate enterprises and joint ventures in the current year.

(2) The provision for impairment of short-term investment was accrued and the disposal loss of equity investment arose in the current year.

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

39. Non-operating income

Items	2004	2003
Net profit from disposal of fixed assets	**319,588.41**	384,949.31
Sales of obsolete material	**106,612.10**	88,308.85
Fine	**131,847.34**	58,014.50
MTR removal compensation	**5,168,043.24**	603,472.42
Compensation for dismantling	—	519,520.00
Transfer gain	—	466,555.00
Others	**1,112,504.44**	495,823.91
	6,838,595.53	2,616,643.99

The current non-operating income increases by 161.35% compared with those of last year, mainly due to an increase of RMB4,565 thousand of income from compensation for dismantling obtained by Guangzhou Chinese Medicine Corporation, a subsidiary of the Group.

40. Non-operating expenses

	2004	2003
Net loss on disposal of fixed assets	**3,501,684.15**	5,303,043.39
Provision for impairment of fixed assets	**1,173,262.40**	1,263,270.00
Donation	**1,699,748.23**	3,814,592.99
Fine	**3,460,024.60**	153,383.69
Flood prevention levy	—	5,130,331.66
Family control bonus	**529,902.76**	923,350.13
Penal sum	**7,429,418.74**	—
Others	**676,321.31**	306,275.58
	18,470,362.19	16,894,247.44

The Group reclassified flood prevention levy in amount of RMB5,309,516.79 originally recorded in non-operating expenses into general & administration expenses in the current year.

41. Extraordinary gain or loss

Gain or loss from disposal of long-term equity investment	(3,705,038.73)
Government subsidies	588,921.00
Gain or loss from short-term investment	631,511.75
Other non-operating expenses than provision for assets impairment	(7,276,408.52)
Reversal of provision for impairment accrued in previous years	457,240.47
Impact of income tax	983,268.09
Impact of minority interest	442,510.49
	(7,877,995.45)

VI. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (ALL AMOUNTS ARE STATED IN RMB YUAN UNLESS OTHERWISE STATED) *(continued)*

42. Other cash received relating to operating activities

Main item	Amount (RMB1,000)
Non-operating income	6,376
Interest income	9,332
Financial special appropriation	13,822
Income from other operations	48,840

43. Cash paid relating to other operating activities

Main item	Amount (RMB1,000)
Operating expenses paid in cash	363,933
General & administration expenses paid in cash	248,027
Non-operating expenses	6,366
Charges of financial institutions	9,767

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED)

1. Other receivables

(1) Aging analysis of other receivable as at December 31, 2004

Aging	Closing balance			
	Balance	Proportion to the total	Bad debts provision	Accrual Proportion
Within 1 year	139,737,149.34	40.42%	—	—
1~2 years	17,043,976.42	4.93%	—	—
2~3 years	24,238,005.49	7.01%	—	—
3~4 years	82,050,301.97	23.73%	—	—
4~5 years	22,267,515.76	6.44%	—	—
Over 5 years	60,402,843.54	17.47%	502,043.54	0.83
	345,739,792.52	100%	502,043.54	0.15

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED) *(continued)*

1. Other receivables *(continued)*

(1) Aging analysis of other receivable as at December 31, 2004 *(continued)*

	Beginning balance			
Aging	Balance	Proportion to the total	Bad debts Provision	Accrual Proportion
Within 1 year	129,998,940.69	41%	—	—%
1~2 years	24,461,984.40	8%	—	—%
2~3 years	82,625,413.97	26%	—	—%
3~4 years	22,298,715.76	7%	—	—%
4~5 years	59,900,000.00	18%	—	—%
Over 5 years	502,843.54	0%	502,043.54	99.84%
	319,787,898.36	100%	502,043.54	0.16%

Within the aforesaid balance, receivables due from shareholders holding 5% or above of the total shares include the receivable from the Holding with an amount of RMB4,896,000.

2. Long-term equity investments

Name of investee	Original investment	Stock proportion to the investee	Accumulated increase (decrease) of the equity	Closing balance
Guangzhou Xingqun Pharmaceutical Co., Ltd.	5,322,18.71	88.99%	51,958,077.38	177,280,396.09
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	156,209,321.79	90.36%	164,436,477.32	320,645,799.11
Guangzhou Chenliji Pharmaceutical Factory	98,465,344.60	100.00%	93,286,121.71	191,751,466.31
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	89,480,000.00	70.04%	(12,085,330.35)	77,394,669.65
Guangzhou Qixing Pharmaceutical Factory	126,775,482.62	100.00%	45,522,049.89	172,297,532.51
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	101,489,814.94	88.40%	(10,034,166.25)	91,455,648.69
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	144,298,132.51	87.77%	10,782,311.68	155,080,444.19
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	102,035,124.44	92.48%	32,443,256.38	134,478,380.82
Guangzhou Pharmaceuticals Corporation	230,189,155.53	90.09%	141,400,178.98	371,589,334.51

VII. NOTES TO THE ACCOUNTS OF THE PARENT COMPANY (AMOUNTS ARE IN RMB UNLESS OTHERWISE STATED) *(continued)*

2. Long-term equity investments *(continued)*

Name of investee	Original investment	Stock proportion to the investee	Accumulated increase (decrease) of the equity	Closing balance
Guangzhou Chinese Medicine Corporation	69,051,978.34	100.00%	(60,057,996.16)	8,993,982.18
Guangzhou Pharmaceutical Import & Export Corporation	17,957,328.73	100.00%	3,336,111.02	21,293,439.75
Guangzhou Bio-Technology Co., Ltd.	66,500,000.00	94.86%	(14,013,319.29)	52,439,472.91
Guangzhou Huanye Pharmaceutical Co., Ltd.	15,331,246.76	59.70%	283.10	15,133,061.62
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	3,888,713.99	51.00%	125,903.86	3,938,640.83
Guangxi Ying Kang Pharmaceutical Co., Ltd.	21,717,000.00	51.00%	(1,095,146.22)	20,572,637.55
Golden Eagle Asset Management Co.	20,000,000.00	20.00%	(8,459,456.29)	11,540,543.71
Jihua Medical Apparatus Company Limited	4,200,000.00	24.00%	(1,321,909.61)	2,878,090.39
Guangzhou Jinshen Pharmaceutical Co., Ltd.	765,000.00	38.25%	(370,512.41)	394,487.59
Everbright Bank	10,725,000.00	0.30%	—	10,725,000.00
Guoyao Group Industry Corporation	8,000,000.00	10%	—	8,000,000.00
Nanhai Nanfang Packing Company Limited	30,000,000.00	21.42%	—	30,000,000.00
Total	1,442,400,962.96		435,852,934.74	1,877,883,028.41

3. Investment income

	2004	2003
Stock investment	**759,370.43**	281,205.24
Bond investment	**(610,416.07)**	698,950.74
Fund investment	**1,519,857.39**	—
Profit form associate enterprises or joint-ventures	**181,500.00**	4,324,345.00
Net increase or decrease of equity investment under equity method	**62,165,947.35**	160,534,295.00
Provision for impairment of investment	**(1,037,300.00)**	689,236.76
	62,978,959.10	166,528,032.74

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS

(1) Related parties with control relationship

Name	Registered address	Principal business	Relationship with the Company	Economic nature and type	Legal representative
Guangzhou Pharmaceutical Holdings Company Limited	No. 45, Shamian North Street, Guangzhou	Production and sales	Holding	Company with limited liabilities	Yang Rongming
Guangzhou Xingqun Pharmaceutical Co., Ltd.	No. 162, Nanzhou Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Wen Xinmin
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	West Building of 11F, No. 28, Times Square, Tianhe North, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Mai Qijie
Guangzhou Chenliji Pharmaceutical Factory	No. 1688, Guangzhou Avenue South, Guangzhou	Production and sales	Subsidiary	Controlled by the State	Li Guoju
Guangzhou Qixing Pharmaceutical Factory	No. 33, Chigang North Street, Xingang Central Road, Guangzhou	Production and sales	Subsidiary	Controlled by the State	Wen Xianwen
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	No. 179, Renmin South Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Huang Haitao
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	No. 618~620, Jiefang North Road, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Wei Dahua
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	Bridge side, Jiang Village, Baiyun District, Guangzhou	Production and sales	Subsidiary	Joint stock company with limited liabilities	Shi Shaobin
Guangzhou Pharmaceuticals Corporation	No.97, Datong Road, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	Feng Zansheng
Guangzhou Chinese Medicine Corporation	No. 140, Guangfu South Road, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Zhou Lushan
Guangzhou Pharmaceutical Import & Export Corporation	No. 59, Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Controlled by the State	Tu Kejin
Guangzhou Huanye Pharmaceutical Co., Ltd.	No. 195, Fangcun Avenue East, Fangcun District, Guangzhou	Production and sales	Subsidiary	Company with limited liabilities	Feng Jinglin
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	No. 134, Jiangnan Avenue Central, Haizhu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Zhou Yuejin
Guangzhou Bio-Technology Co., Ltd.	Shiguang Roadside, Xiecun Village, Zhongcun Town, Panyu District, Guangzhou	Wholesale & retail, research & development	Subsidiary	Company with limited liabilities	Zhang Mingsen
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	Back building of 59 Shamian North Street, Guangzhou	Wholesale and retail	Subsidiary	Company with limited liability	He Shuhua
Guangxi Ying Kang Pharmaceutical Co., Ltd.	No. 193, Changgang Road, Nanning, Guangxi	Production and sales	Subsidiary	Company with limited liability	He Shuhua

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS *(continued)*

(2) Registered capital (paid-in capital) of related parties with control relationship and its change

Monetary unit: RMB'000

Company name	Beginning balance	Addition	Reduction	Balance Closing
Guangzhou Pharmaceutical Holdings Limited	1,007,700	—	—	**1,007,700**
Guangzhou Xingqun Pharmaceutical Co., Ltd.	77,170	—	—	**77,170**
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	166,000	—	—	**166,000**
Guangzhou Chenliji Pharmaceutical Factory	94,000	—	—	**94,000**
Guangzhou Qixing Pharmaceutical Factory	82,420	—	—	**82,420**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	86,230	—	—	**86,230**
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	65,440	—	—	**65,440**
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	106,380	—	—	**106,380**
Guangzhou Pharmaceuticals Corporation	222,000	—	—	**222,000**
Guangzhou Chinese Medicine Corporation	69,700	—	—	**69,700**
Guangzhou Pharmaceutical Import & Export Corporation	15,000	—	—	**15,000**
Guangzhou Huanye Pharmaceutical Co., Ltd.	6,000	—	—	**6,000**
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	83,280	44,480	—	**127,760**
Guangzhou Bio-Technology Co., Ltd.	70,100	—	—	**70,100**
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	18,410	—	—	**18,410**
Guangxi Ying Kang Pharmaceutical Co., Ltd.	11,250	20,630	—	**31,880**

(3) Shareholding or equity interest held by related parties with control relationship and its change

Monetary unit: RMB'000

Company name	Beginning balance		Addition		Reduction		Closing balance	
	Amount	%	Amount	%	Amount	%	Amount	%
Guangzhou Pharmaceutical Holdings Company Limited	513,000	63.26	—	—	22,000	2.71	**491,000**	**60.55**
Guangzhou Xingqun Pharmaceutical Co., Ltd.	68,670	88.99	—	—	—	—	**68,670**	**88.99**
Guangzhou Zhongyi Pharmaceutical Co., Ltd.	150,000	90.36	—	—	—	—	**150,000**	**90.36**
Guangzhou Chenliji Pharmaceutical Factory	94,000	100	—	—	—	—	**94,000**	**100**
Guangzhou Qixing Pharmaceutical Factory	82,420	100	—	—	—	—	**82,420**	**100**
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.	76,230	88.40	—	—	—	—	**76,230**	**88.40**
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	57,440	87.77	—	—	—	—	**57,440**	**87.77**
Guangzhou Wanglaoji Pharmaceutical Co., Ltd.	98,380	92.48	—	—	—	—	**98,380**	**92.48**

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS *(continued)*

(3) Shareholding or equity interest held by related parties with control relationship and its change *(continued)*

Monetary unit: RMB'000

Company name	Beginning balance Amount	%	Addition Amount	%	Reduction Amount	%	Closing balance Amount	%
Guangzhou Pharmaceuticals Corporation	200,000	90.09	—	—	—	—	**200,000**	**90.09**
Guangzhou Chinese Medicine Corporation	69,700	100	—	—	—	—	**69,700**	**100**
Guangzhou Pharmaceutical Import & Export Corporation	15,000	100	—	—	—	—	**15,000**	**100**
Guangzhou Huanye Pharmaceutical Co., Ltd.	3,580	59.70	—	—	—	—	**3,580**	**59.70**
Guangzhou Hanfang Modern Chinese Patent medicine Research & Development Co., Ltd.	45,000	54.04	44,800	16.00	—	—	**89,480**	**70.04**
Guangzhou Bio-Technology Co., Ltd.	66,500	94.87	—	—	—	—	**66,500**	**94.87**
Guangzhou Pharmaceutical Ying Bang Trading Co., Ltd.	—	—	9,390	51.00	—	—	**9,390**	**51.00**
Guangxi Ying Kang Pharmaceutical Co., Ltd.	—	—	16,260	51.00	—	—	**16,260**	**51.00**

(4) Related party transactions

1. Nature of related parties with no control relationship

Name	Relationship with the Company
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Mingxing Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Tianxin Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Hejigong Pharmaceutical Co., Ltd.	Fellow subsidiary
Guangzhou Guanghua Pharmaceutical Company Limited	Fellow subsidiary
Guangzhou Officinal Glass Factory	Fellow subsidiary
Guangzhou Sanitation Pharmaceutical Co., Ltd.	Fellow subsidiary
Gunagzhou South-china Medical Appliance Co., Ltd.	Fellow subsidiary
Guangzhou Guangyao Real Estate Industry Co., Ltd.	Fellow subsidiary
Baolian Development Company Limited	Fellow subsidiary
Guangzhou Zhongfu Medical Company Limited	Joint venture
Guangzhou Medical Industry Research Center	Fellow subsidiary
Guangzhou Baiyunshan Chinese Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan Pharmaceutical Factory	Fellow subsidiary
Guangzhou Baiyunshan Chemistry Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan External Use Medicine Factory	Fellow subsidiary
Guangzhou Baiyunshan Enterprise Group Co., Ltd.	Fellow subsidiary
Guangzhou Pharmaceutical Goods and Supply Company	Fellow subsidiary
Guangzhou Pharmaceutical Economic Development Company	Fellow subsidiary

Guangxi Ying Kang Pharmaceutical Co., Ltd. was the related party with no control relationship of the Company in last year, the Company obtained its 51% of equity interest by transferring on February 27, 2004 and included it in the consolidation.

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS *(continued)*

(4) Related party transactions *(continued)*

2. Purchase of goods

Monetary unit: RMB'000

Company name	2004	2003
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**26,595**	26,602
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**22,484**	24,975
Guangzhou Tianxin Pharmaceutical Company Limited	**6,769**	6,815
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**2,439**	3,081
Guangzhou Guanghua Pharmaceutical Company Limited	**32,568**	29,538
Guangzhou Officinal Glass Factory	**—**	413
Guangzhou Sanitation Pharmaceutical Co., Ltd.	**2,089**	4,581
Gunagzhou South-china Medical Appliance Co., Ltd.	**—**	124
Guangzhou Pharmaceutical Economic Development Company	**—**	15
Baolian Development Company Limited	**9,607**	6,244
Guangzhou Zhongfu Medical Company Limited	**108**	—
Guangzhou Baiyunshan Chinese Medicine Factory	**1,744**	3,601
Guangzhou Baiyunshan Pharmaceutical Factory	**155**	785
Guangzhou Pharmaceutical Goods and Supply Company	**—**	19
Guangzhou Baiyunshan Enterprise Group Co., Ltd.	**—**	109
	104,558	106,902

The above purchases are settled at market prices.

3. Sales of goods

Monetary unit: RMB'000

Company name	2004	2003
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**47,021**	37,068
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**1,626**	1,424
Guangzhou Tianxin Pharmaceutical Company Limited	**18,537**	17,776
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**1,154**	1,066
Guangzhou Guanghua Pharmaceutical Company Limited	**3,692**	2,767
Guangzhou Sanitation Pharmaceutical Co., Ltd.	**5**	1,544
Gunagzhou South-china Medical Appliance Co., Ltd.	**—**	1
Guangzhou Pharmaceutical Economic Development Company	**—**	152
Guangzhou Zhongfu Medical Company Limited	**—**	1,459
Guangzhou Medical Industry Research Center	**7**	62
Guangzhou Baiyunshan Chinese Medicine Factory	**1,392**	1,352
Guangzhou Baiyunshan Pharmaceutical Factory	**7,580**	22,756
Guangzhou Baiyunshan Chemistry Medicine Factory	**3,132**	—
	84,146	87,427

The above sales are settled at market prices.

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS *(continued)*

(4) Related party transactions *(continued)*

4. Receivables and payables

Monetary unit: RMB'000

Company name	Closing balance	Beginning balance
Accounts receivable:		
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**17,232**	5,572
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**739**	288
Guangzhou Tianxin Pharmaceutical Company Limited	**5,481**	3,140
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**432**	18
Guangzhou Guanghua Pharmaceutical Company Limited	**1,573**	434
Guangzhou Sanitation Pharmaceutical Co., Ltd.	—	329
Guangzhou Baiyunshan Chinese Medicine Factory	**1,154**	852
Guangzhou Baiyunshan Pharmaceutical Factory	**1,753**	7,766
Guangzhou Baiyunshan Chemistry Medicine Factory	**423**	—
Guangzhou Zhongfu Medical Company Limited	—	188
Guangzhou Pharmaceutical Economic Development Company	—	26
Accounts payable:		
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**240**	987
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**274**	487
Guangzhou Tianxi Pharmaceutical Company Limited	**-87**	438
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**106**	106
Guangzhou Guanghua Pharmaceutical Company Limited	**394**	782
Guangzhou Sanitation Pharmaceutical Co., Ltd.	**70**	962
Gunagzhou South-china Medical Appliance Co., Ltd.	—	23
Guangzhou Pharmaceutical Goods and Supply Company	—	22
Balance		
Baolian Development Company Limited	**20,201**	361
Guangzhou Zhongfu Medical Company Limited	**42**	—
Guangzhou Baiyunshan Chinese Medicine Factory	**621**	297
Guangzhou Baiyunshan Pharmaceutical Factory	**202**	47
Guangzhou Pharmaceutical Economic Development Company	—	17
Guangzhou Medical Industry Research Center	—	18
Other receivables:		
Guangzhou Pharmaceutical Holdings Company Limited	**6,312**	7,227
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**25**	—
Gunagzhou South-china Medical Appliance Co., Ltd.	**100**	100
Baolian Development Company Limited	**14,854**	8,222
Guangzhou Zhongfu Medical Company Limited	—	3
Other payables:		
Guangzhou Pharmaceutical Holdings Company Limited	**27,428**	13,814
Guangzhou Zhongfu Medical Company Limited	**207**	207
Guangzhou Medical Industry Research Center	—	831
Guangzhou Baiyunshan Pharmaceutical Factory	**101**	—
Guangzhou Pharmaceutical Goods and Supply Company	**1,724**	—

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS *(continued)*

(4) Related party transactions *(continued)*

4. Receivables and payables *(continued)*

Monetary unit: RMB'000

Company name	Closing balance	Beginning balance
Advances from Customers		
Guangzhou Qiaoguang Pharmaceutical Co., Ltd.	**30**	—
Guangzhou Mingxing Pharmaceutical Co., Ltd.	**48**	—
Guangzhou Hejigong Pharmaceutical Co., Ltd.	**24**	—
Guangzhou Guanghua Pharmaceutical Company Limited	**1**	—
Guangzhou Baiyunshan Chinese Medicine Factory	**18**	—
Guangzhou Baiyunshan Chemistry Medicine Factory	**36**	—

5. Receipt of services

Monetary unit: RMB'000

Item	*Note*	2004	2003
Service fee on staff housing	[1]	**480**	361
Comprehensive service fee	[2]	**910**	857
		1,390	1,218

Note[1] Pursuant to the Accommodation Service Agreement entered into by the Company and the Holding on September 1, 1997 and supplemented by a notice dated December 31, 1997, the Holding agreed providing continuously staff quarters to the employees of the Company. The Company agreed to pay a service fee equal to 6% of the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on December 31, 2007.

Note[2] Pursuant to the Composite Services Agreement entered into by the Company and the Holding on September 1, 1997, the Holding agreed to provide certain welfare facilities to the Group. The Company agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to the Holding's total depreciation charges of the welfare facilities in the year ended December 31, 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Service Agreement will expire on December 31, 2007.

IX. RELATED PARTY RELATIONSHIPS & TRANSACTIONS *(continued)*

(4) Related party transactions *(continued)*

6. Rental

Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and the Holding on September 1, 1997, the Holding granted to the Company the right to use certain premises as warehouses and offices, in which the term of the Office Tenancy Agreement was 3 years, the agreement has been renewed when expired, the rental was paid at a fixed annual amount which were subject to the adjustment of standard rental as prescribed from time to time by Guangzhou Real Estate Administration Bureau; the tenancy agreements for other properties will expire on September 1, 2007 at rentals which were determined by the utilities and other outgoings which were payable based on the actual consumption.

Pursuant to the Office Tenancy Agreement entered into by the Company and the Holding on February 6, 2004, the Company rented the back tower of the Holding's building at No. 45 Shamian North Street from January 1, 2003 at a fixed annual rent which was subject to the adjustment of standard rental as prescribed from time to time by Guangzhou Real Estate Administration Bureau, the term will be expired until the rental prepayment is fully offset.

The Company shall pay such rental charges of RMB3,871 thousand for the current period (last cumulated: RMB3,242 thousand).

7. License fee

Pursuant to the Trademark License Agreement entered into by the Company and the Holding on September 1, 1997, the Holding granted the Company an exclusive right to use 38 trademarks owned by the Holding for a term of 10 years commencing at the signature date. The Company agreed to pay license fees for the use of the trademarks at 0.1% of its aggregate net sales. The Trademark License Agreement will expire on September 1, 2007. The Company shall pay the above License fee of RMB7,618 thousand for the current period (last cumulated: RMB7,542 thousand).

8. Prepaid rental

Pursuant to the Premises Agreement entered into by the Company and the Holding on August 28, 1998, the Holding agreed to grant the Company the right to use certain units of its new office building. The rent paid by the Company was determined by reference to a 38% discount on the market rent when the formal tenancy agreement was signed. As the Holding required funds for constructing the new office building, the Company made an advance payment of RMB6,000 thousand to the Holding during the year as agreed in the aforementioned agreement. The Holding has consented to use the advance payment exclusively for the construction of the new office building and offset the rental for the premises owed by the Company. The term will be expired until the advance payment is fully offset. The Company has prepaid such rental charges of RMB4,896 thousand as at December 31, 2004.

IX. CONTINGENT EVENTS

1. The Group

(1) Up to December 31, 2004, there are no guaranties for external companies.

(2) Discount of bank acceptance bills

Up to December 31, 2004, the Group has discounted on promissory notes for RMB8,904 thousand.

2. The Company

As at December 31, 2004, the Company has provided guaranties for the following subsidiaries:

Monetary unit: RMB'000

Company guaranteed	Guaranty content	Amount	Period
Guangzhou Pangaoshou Pharmaceutical Co., Ltd.	Discounting trade acceptance bills	4,200	1 year
Guangzhou Pharmaceuticals Corporation	Loan of current fund	447,680	1 year
Guangzhou Pharmaceuticals Corporation	Making out bank acceptance bills	67,000	1 year
Guangzhou Chinese Medicine Corporation	Loan of current fund	107,000	1 year
Guangzhou Chinese Medicine Corporation	Discount of trade acceptance bills	4,770	1 year
Guangzhou Pharmaceutical Import & Export Corporation	Loan of current fund	22,000	1 year
Total		652,650	

X. COMMITMENTS

As at December 31, 2004, material commitments of the Group are as follows:

Monetary unit: RMB'000

	2004	2003
Project and equipment payables with contract signed	**24,836**	231,101
Leasing payables with contract signed	**78,848**	69,355

XI. NON-ADJUSTING EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

1. Pursuant to the Subscription Agreement on Share Equity entered into by the Company and Golden Force Pharmacy Limited on November 8, 2004, Golden Force Pharmacy Limited agreed to invest RMB168,880 thousand in installments to Guangzhou Wanglaoji Pharmaceutical Co., Ltd., a subsidiary of the Company, to gain 48.0465% of equity interest in Guangzhou Wanglaoji Pharmaceutical Co., Ltd.. The Company's proportion of the equity interest in Guangzhou Wanglaoji Pharmaceutical Co., Ltd. will change from 92.48% to 48.0465% when Golden Force Pharmacy Limited injects all its investment.

   Ministry of Commerce of the People's Republic of China has approved the capital increment mentioned above, and Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has modified its business license on January 25, 2005, its economic nature has been changed into joint stock company with limited liabilities and foreign investment. Guangzhou Wanglaoji Pharmaceutical Co., Ltd. has received the first installment on the capital increment amounted to HKD47,932 thousand from Golden Force Pharmacy Limited on February 28, 2005.

2. According to the resolution of Session 11 of the 3rd meeting of the board of directors, the board of directors of the Company proposed to allocate RMB0.025 per share for the year 2004, the total dividends planed to allocate were RMB20,272,500.00 at the total share of 810,900,000.

XII. DEBT RESTRUCTURING EVENTS

During the current reporting period, there are no debt restructuring events in the Group.

XIII. NON-MONETARY TRANSACTIONS

During the current reporting period, there are no material non-monetary transactions in the Group.

XIV. ANALYSIS ON SIGNIFICANT CHANGES IN THE ITEMS OF THE ACCOUNTS

Items	Notes	As at 31 December 2004 RMB'000	As at 31 December 2003 RMB'000	Difference Amount RMB'000	Difference Change(%)
Notes receivable	1	185,210	52,281	132,929	254.26
Prepayments	2	160,244	120,102	40,142	33.42
Fixed assets-cost	3	1,980,499	1,505,443	475,056	31.56
Short-term loans	4	937,459	664,230	273,229	41.13
Accounts payable	5	848,629	644,881	203,748	31.59
Other payables	6	265,572	199,619	65,953	33.04

Items		2004 RMB'000	2003 RMB'000	Difference Amount RMB'000	Difference Change(%)
Financial expenses	7	37,873	22,200	15,672	70.60
Non-operating income	8	6,839	2,617	4,222	161.35
Net cash flows from operating activities	9	200,542	(6,830)	207,372	3036.20

(1) Notes receivable of the Group as at 31 December 2004 increased by 254.26% as compared with 1 January 2004, which was because major customers of the Group used notes to settle the debtor as the business of the Group grew.

(2) Advances to suppliers of the Group as at 31 December 2004 increased by 33.42% as compared with 1 January 2004, because purchases of Group's trading subsidiaries increased significantly as a result of the growth in their business, and more downpayments were required accordingly.

(3) As at 31 December 2004, the cost of fixed assets increased by 31.56% over that of 1 January 2004, which was mainly because several projects had been transferred to fixed assets on completion during the year, such as relocation and renovation of Yunpu Plant by Guangzhou Zhong Yi Pharmaceutical Co., Ltd, the Huangjinwei Logistics Center by Guangzhou Pharmaceutical Corporation and the GMP renovation projects by each of the subsidiaries of the Company. Therefore, the construction on progress decreased accordingly;

(4) Short-term borrowings as at 31 December 2004 of the Group increased by 41.13% over those as at 1 January 2004, which was mainly due to the discount of the undue notes payable to banks for cash by the Company's subsidiaries. Meanwhile, the revenue from the principal businesses of Guangzhou Pharmaceutical Corporation in 2004 recorded a significant increase over that of 2003, and its short-term borrowings increased in line with increasing requirement of liquidity;

(5) The accounts payable as at 31 December 2004 increased by 31.59% over that of 1 January 2004, which was mainly due to the increase of purchase as a result of the business growth of the Group;

XIV. ANALYSIS ON SIGNIFICANT CHANGES IN THE ITEMS OF THE ACCOUNTS *(continued)*

(6) Other amounts payable as at 31 December 2004 increased by 33.04% over those of 1 January 2004, which was mainly due to: (i) the increase in the amounts receivable entrusted to be collected by and payable to Bank of Communications, Guangzhou Branch as the transfer of accounts receivable of Guangzhou Pharmaceuticals Corporation, a subsidiary of the Company, increased with the growth of its sales volume; (ii) the accounts due and payable to GPHL Hanfang Contemporary Medicine Research & Development Co., Ltd , a subsidiary of the Company, was granted by the Ministry of Finance of PRC, with the support from GPHL, special funds for pharmaceutical research and development.

(7) Finance cost of the Group for the Year increased by 70.60% over that of 2003, which was mainly due to the increase of interest expenses as a result of increase in short-term borrowings for the Year; and the increase of handling expenses charged by financial institutes as the funds were mainly financed by way of discounting of notes receivable and transfer of accounts receivable.

(8) Income from other operations of the Group for the Year increased by 161.35% as compared with last year, mainly due to the compensation fee of RMB4,565,000 for relocation received by Guangzhou Chinese Medicine Corporation, a subsidiary of the Company.

(9) Net cash inflows from operating activities of the Group for the Year increase by 3,036.20% as compared with last year, which was mainly due to the substantial growth of cash inflows from operating activities over the cash outflows from operating activities during the Reporting Period.

XV. DIFFERENCES BETWEEN THE ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004 PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP:

		31 December 2004	**31 December 2003**
		RMB'000	*RMB'000*
Net assets under PRC accounting standards and systems		**2,440,230**	2,429,476
Intangible assets capitalised	1	**48,125**	58,571
Difference in fixed assets revaluation	2	**130,833**	132,808
Deferred income on government grants	3	**(3,243)**	—
Provision for employee benefits	4	**(61,306)**	(66,782)
Deferred taxation	5	**5,981**	12,708
Difference in minority interests	9	**(15,028)**	(15,364)
Net assets under HK GAAP		**2,545,592**	2,551,417

XV. DIFFERENCES BETWEEN THE ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004 PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP: *(continued)*

		2004	2003
		RMB'000	*RMB'000*
Net profit under PRC accounting and standards and systems		**55,292**	139,795
Amortisation of intangible assets	1	**(10,446)**	(10,446)
Additional depreciation on revalued fixed assets	2	**(1,975)**	(1,975)
Research and development cost overcharged		**—**	(4,228)
Government grant recognised as income	3	**361**	290
Reversal for difference in provision for employee benefits in medical insurance	4	**5,476**	4,980
Deferred taxation, net impact	5	**(6,727)**	(13,882)
Appropriation to staff bonus and welfare fund charged as expenses	6	**(2,693)**	(2,507)
Reversal of bad debts provision		**—**	26,067
Income arising from dilution of interest in a subsidiary		**—**	3,565
Loss arising from dilution of minority interest in a subsidiary	7	**(1,908)**	—
Unsettled long outstanding payables written off recognised as income	8	**5,113**	7,224
Differences in minority interests	9	**336**	(2,216)
Profit attributable to shareholders under HK GAAP		**42,829**	146,667

1) This was the costs of renovation for staff quarters and was the losses incurred in 2000 for Guangzhou Pharmaceutical Company Limited and its subsidiaries (the "Group") in relation to the purchase of staff quarters by its employees. Under HK GAAP, such cost are recognised as an intangible asset and are subject to amortisation on a straight line basis over a period of 10 years for the estimated remaining average service life of its employees. Under PRC accounting standards and systems, the relevant losses adjusted the undistributed profit of the then beginning of the year.

2) The Group's assets were revalued by an international valuer in 1997 for the purpose of listing of the Company's H Shares. The said revaluation has been reflected in the accounts prepared under HK GAAP instead of the accounts prepared under PRC accounting standards and systems. The depreciation charged in the accounts prepared under HK GAAP was higher than that calculated under PRC accounting standards and systems as the former was calculated on the basis of revalued amount of fixed assets.

3) Government subsidies transferred to fixed assets were recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, income of government subsidies were deferred and were changed in the profit and loss account and calculated by straight line method in accordance with estimated useful life of the relevant assets.

XV. DIFFERENCES BETWEEN THE ACCOUNTS FOR THE YEAR ENDED 31 DECEMBER 2004 PREPARED IN ACCORDANCE WITH PRC ACCOUNTING STANDARDS AND SYSTEMS AND HK GAAP: *(continued)*

4) On 1st December 2001, the Group has participated in a medical insurance scheme set up and managed by the Guangzhou People's Municipal Government as required by the Pilot Scheme of Basic Medical Insurance for Employees of Guangzhou issued by the Guangzhou People's Municipal Government. Under the requirement of HK GAAP, the medical insurance for the past services of the retired and would-be retired staff was recognised as costs in the previous years. However, in the accounts prepared under PRC accounting standards and systems, such medical insurance was recognised as expenses on an reimbursement basis. Cash reimbursement is not acceptable by HK GAAP.

5) The Group has not made provision for deferred tax in the accounts prepared in accordance with PRC accounting standards and systems. For accounts prepared under HK GAAP, liability method was used to make full provision for the deferred tax liability in relation to all the temporary time differences, which made it possible to offset against the recognized deferred tax assets by future assessable profit and utilizable temporary time differences.

6) This was the staff bonus and welfare fund appropriated from profit after taxation in the accounts prepared under PRC accounting standard and systems. Under HK GAAP, it was recognised as expenses in the profit and loss account of the period.

7) Loss arising from the increase in capital by the Group in a subsidiary was recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, it was recognised in the profit and loss account in the then period and is transferred from profit after taxation to capital reserve.

8) Write-off of payables was recognised as capital reserve in the accounts prepared in accordance with PRC accounting standards and systems. Under HK GAAP, it was recognised in the profit and loss account and was transferred from profit after tax to capital reserve.

9) As there were differences between net profit/profit attributable to shareholders prepared under HK GAAP and that prepared under the PRC accounting standards and systems due to the above adjustments, resulting in the differences in minority interest.

(Prepared in accordance with HK GAAP)

TO THE SHAREHOLDERS OF GUANGZHOU PHARMACEUTICAL COMPANY LIMITED
(a joint stock company established in the People's Republic of China with limited liability)

We have audited the accounts on pages 129 to 169 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 27 April 2005

For the year ended 31 December 2004
(Prepared in accordance with HK GAAP)

	Note	**2004 Rmb'000**	2003 Rmb'000
Turnover	2	**7,709,565**	6,973,113
Cost of sales		**(6,313,633)**	(5,576,164)
Gross profit		**1,395,932**	1,396,949
Other revenues	2	**65,146**	74,923
Distribution costs		**(557,377)**	(504,230)
Administrative expenses		**(666,716)**	(606,298)
Other operating expenses		**(27,555)**	(19,807)
Operating profit	3	**209,430**	341,537
Finance costs	4	**(47,194)**	(34,172)
Operating profit after finance costs		**162,236**	307,365
Share of profits less losses of associated companies/joint ventures		**(561)**	464
Profit before taxation		**161,675**	307,829
Taxation	5	**(110,295)**	(148,393)
Profit after taxation		**51,380**	159,436
Minority interests		**(8,551)**	(12,769)
Profit attributable to shareholders		**42,829**	146,667
Dividend	21(c)	**20,273**	48,654
Earnings per share	7	**Rmb0.053**	Rmb0.181

Consolidated Balance Sheet

As at 31 December 2004
(Prepared in accordance with HK GAAP)

	Note	**2004 Rmb'000**	2003 Rmb'000
Non-current assets			
Intangible assets	9	**57,546**	61,483
Fixed assets	10	**1,618,624**	1,231,917
Construction in progress	11	**119,645**	305,929
Interests in associated companies/joint ventures	13	**6,066**	5,292
Investment securities	14	**64,863**	68,873
Deferred tax assets	23	**49,155**	56,533
		1,915,899	1,730,027
Current assets			
Inventories	15	**1,077,959**	1,067,900
Trade and other receivables	16	**1,518,633**	1,289,775
Trading securities	17	**18,562**	49,500
Bank balances and cash		**882,385**	816,889
		3,497,539	3,224,064
Current liabilities			
Trade and other payables	18	**1,430,214**	1,271,128
Taxation payable		**34,680**	44,825
Current portion of long-term bank loans	22	**47,680**	30,000
Short-term bank loans	19	**937,459**	664,230
		2,450,033	2,010,183
Net current assets		**1,047,506**	1,213,881
Total assets less current liabilities		**2,963,405**	2,943,908
Financed by:			
Share capital	20	**810,900**	810,900
Reserves	21	**1,734,692**	1,740,517
Shareholders' funds		**2,545,592**	2,551,417
Minority interests		**212,287**	182,627
Non-current liabilities			
Long-term bank loans	22	**109,500**	107,180
Deferred tax liabilities	23	**43,174**	43,826
Employee benefits	25	**52,852**	58,858
		2,963,405	2,943,908

Zhou Yuejin — *Director*
He Shuhua — *Director*

As at 31 December 2004
(Prepared in accordance with HK GAAP)

	Note	2004 Rmb'000	2003 Rmb'000
Non-current assets			
Intangible assets	9	**1,215**	1,458
Fixed assets	10	**21,949**	21,740
Investments in subsidiaries	12	**1,477,475**	1,504,535
Interests in associated companies/joint ventures	13	**3,273**	2,648
Investment securities	14	**64,739**	68,527
		1,568,651	1,598,908
Current assets			
Other receivables	16	**433,873**	382,125
Trading securities	17	**18,562**	49,500
Bank balances and cash		**201,801**	231,542
		654,236	663,167
Current liabilities			
Other payables	18	**27,942**	50,363
Net current assets		**626,294**	612,804
Total assets less current liabilities		**2,194,945**	2,211,712
Financed by:			
Share capital	20	**810,900**	810,900
Reserves	21	**1,384,045**	1,400,812
		2,194,945	2,211,712

Zhou Yuejin *Director*   **He Shuhua** *Director*

For the year ended 31 December 2004
(Prepared in accordance with HK GAAP)

	Note	2004 Rmb'000	2003 Rmb'000
Total equity as at 1 January		**2,551,417**	2,454,080
Profit for the year	21	**42,829**	146,667
Reserve transferred to profit and loss account upon disposal of a subsidiary	21	**—**	(676)
Dividend	21	**(48,654)**	(48,654)
Total equity as at 31 December		**2,545,592**	2,551,417

For the year ended 31 December 2004
(Prepared in accordance with HK GAAP)

	Note	**2004** **Rmb'000**	2003 Rmb'000
Cash generated from operations	24(a)	**299,499**	106,268
Interest paid		**(50,424)**	(34,252)
Taxation paid-PRC enterprise income tax		**(113,714)**	(131,633)
Net cash inflow/(outflow) generated from operating activities		**135,361**	(59,617)
Investing activities			
Purchase of fixed assets		**(71,609)**	(46,620)
Payments for construction in progress		**(232,602)**	(314,313)
Purchase of intangible assets		—	(2,980)
Sale of fixed assets		**1,011**	5,254
Sale of a subsidiary, net of cash disposed		—	1,569
Purchase of a subsidiary, net of cash acquired	24(d)	**(2,150)**	—
Government grants received		**13,822**	23,075
Interest received		**9,326**	11,202
Dividends received from investments		**8,403**	3,671
Dividends received from an associated company		—	281
Sale of trading securities		**41,413**	20,000
Purchase of trading securities		**(10,000)**	(8,000)
Proceeds received from disposal of a joint venture		**6,000**	—
Purchase of associated companies		**(1,795)**	(1,675)
Disposal of associated companies		**181**	—
Sales of investment securities		**277**	—
Purchase of investment securities		**(881)**	(150)
Deposit received for partial disposal of a subsidiary		**8,880**	—
Repayment of amount borrowed by a joint venture		**800**	—
Repayment of amount borrowed by a fellow subsidiary		**2,131**	—
Net cash outflow from investing activities		**(226,793)**	(308,686)
Net cash outflow before financing activities		**(91,432)**	(368,303)
Financing activities	24(b)		
Capital contribution from minority shareholders		**3,265**	7,650
New loans payable		**1,256,482**	882,685
Repayment of amounts borrowed		**(1,044,178)**	(646,340)
Dividend paid		**(48,654)**	(48,654)
Dividends paid to minority shareholders		**(9,987)**	(8,933)
Net cash inflow from financing activities		**156,928**	186,408
Increase/(decrease) in cash and cash equivalents		**65,496**	(181,895)
Cash and cash equivalents at 1 January		**816,889**	998,784
Cash and cash equivalents at 31 December	24(e)	**882,385**	816,889

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") ("HK GAAP"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain properties and investments in securities are stated at fair value.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the accounts for the year ended 31 December 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account and any related accumulated foreign currency translation reserve.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Group accounting *(continued)*

(ii) Joint ventures

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The consolidated profit and loss account includes the Group's share of the results of jointly controlled entities for the year, and the consolidated balance sheet includes the Group's share of the net assets of the jointly controlled entities.

(iii) Associated companies

An associated company is a company, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(iv) Translation of foreign currencies

The Company and its principal subsidiaries maintain their books and records in Renminbi.

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries, jointly controlled entities and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Intangibles

(i) Goodwill/negative goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary/joint venture/associated company at the date of acquisition.

Goodwill on acquisitions occurring on or after 1 January 2001 is included in intangible assets and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a maximum period of 15 years. For all other acquisitions goodwill is generally amortised over 5-10 years.

Goodwill on acquisitions that occurred prior to 1 January 2001 was eliminated against reserves. Any impairment arising on such goodwill is accounted for in the profit and loss account.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition.

For acquisitions after 1 January 2001, negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the remaining weighted average useful life of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

For acquisitions prior to 1 January 2001, negative goodwill was taken directly to reserves on acquisition.

(ii) Patents and trademarks

Expenditure on acquired patents and trademarks is capitalised and amortised using the straight-line method over their useful lives, but not exceeding 20 years. Patents and trademarks are not revalued as there is no active market for these assets.

(iii) Staff quarters reform costs

Staff quarters reform costs are expenditures incurred by the Group prior to year 2000 in relation to purchases of staff quarters by its employees. Such costs are recognised as an asset. These costs are amortised on a straight-line basis over a period of not more than 10 years to reflect the estimated remaining average service life of the employees the Group in which the related economic benefits are recognised.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Intangibles *(continued)*

(iv) Research and development costs

Research costs are expensed as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so, costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset and amortised on a straight-line basis over a period of not more than 5 years to reflect the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are expensed as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(v) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount.

(d) Fixed assets

(i) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed and which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are valued annually by independent valuers. The valuations are on an open market value basis related to the usage of individual properties and separate values are not attributed to land and buildings. The valuations are incorporated in the annual accounts. Increases in valuation are credited to the investment properties revaluation reserve. Decreases in valuation are first set off against increases on earlier valuations on a portfolio basis and thereafter are debited to operating profit. Any subsequent increases are credited to operating profit up to the amount previously debited.

Upon the disposal of an investment property, the relevant portion of the revaluation reserve realised in respect of previous valuations is released from the investment properties revaluation reserve to the profit and loss account.

(ii) Property, plant and equipment

Land use rights and buildings other than investment properties are stated at cost less accumulated amortisation and depreciation and accumulated impairment losses.

Amortisation of land use rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over the unexpired land use period of 20 to 50 years.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(d) Fixed assets *(continued)*

(ii) Property, plant and equipment *(continued)*

Depreciation of buildings is calculated to write off their cost less accumulated impairment losses on a straight-line basis over the unexpired land use period of 20 to 50 years or their expected useful lives to the Group, whichever is shorter, after taking into account their estimated residual value.

Other tangible property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is calculated at rates sufficient to write off their cost less accumulated impairment losses over their estimated useful lives on a straight-line basis after taking into account their estimated residual value. The principal estimated useful lives are as follows:

Plant, machinery and equipment	5 - 15 years
Motor vehicles and office equipments	5 - 10 years

(iii) Impairment and gain or loss on sale

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in properties under construction and property, plant and equipment are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(iv) Construction in progress

Construction in progress is stated at cost less impairment losses. Cost comprises all direct and indirect costs of acquisition or construction of buildings and plant and machinery as well as interest expenses on the related funds borrowed during the construction, installation and testing periods prior to the commissioning date. Plant is considered to be commissioned when it is capable of producing saleable quality output in commercial quantities on an ongoing basis.

(e) Government grants

A government grant is recognised, when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

Grants relating to income are deferred and recognised in the profit and loss account over the period necessary to match them with the costs they are intended to compensate.

Government grants relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to the profit and loss account on a straight-line basis over the expected lives of the related assets.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(g) Investments in securities

(i) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of trading securities are recognised in the profit and loss account. Profits or losses on disposal of trading securities, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

(h) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost and net realisable value. Cost, calculated on the first-in, first-out basis, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(i) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

Receivables sold or discounted with full right of recourse are derecognised when, and only when, the Group has lost control of its contractual rights to benefits related to the receivables either through realisation, expiry or surrender.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

1 PRINCIPAL ACCOUNTING POLICIES (continued)

(k) Employee benefits

(i) Pension obligation

The Group's contributions to the defined contribution retirement scheme organised by the Guangzhou People's Municipal Government are expensed when services are rendered by the employees.

(ii) Housing benefit

The Group's contributions to the housing fund scheme organised by the Guangzhou People's Municipal Government are expensed when services are rendered by the employees.

Costs of the housing allowance scheme designed and implemented by the Group are expensed when a legal or constructive obligation is established.

(iii) Medical insurance

The Group's contributions to the defined contribution medical insurance scheme organised by the Guangzhou People's Municipal Government for existing employees are expensed when services are rendered by the employees.

Contributions to the defined contribution medical insurance scheme for retired and retiring employees are accrued based on the period of their past services. Where the contributions do not fall due wholly within twelve months, the contributions payable are discounted using the discount rate determined by reference to market yields at the balance sheet date on high quality investments.

Further information of the Group's employee benefits is set out in Note 25.

(l) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that the outflow is probable, it will then be recognised as a provision.

1 PRINCIPAL ACCOUNTING POLICIES *(continued)*

(m) Contingent liabilities and contingent assets *(continued)*

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Revenue recognition

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

Revenue from provision of services is recognised when the services are rendered.

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Royalty income is recognised when the right to receive payment is established.

Dividend income is recognised when the right to receive payment is established.

Operating lease rental income is recognised on a straight-line basis.

Promotional income from suppliers is recognised when the right to receive payment is established.

Government grant is recognised when there is a reasonable assurance that the Group will comply with the conditions attaching with it and that the grant will be received.

(o) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(p) Segment reporting

In accordance with the Group's internal financial reporting the Group has determined that business segments be presented as the primary reporting format. No geographical segments are presented unless the turnover and results attributable to the markets outside the PRC are more than 10% of the Group's consolidated turnover and consolidated results.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and mainly exclude investments in securities and investment properties. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to intangible assets, fixed assets and construction in progress, including additions resulting from acquisition through purchase of subsidiaries.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group is principally engaged in the manufacture and sales of Chinese Patent Medicine ("CPM") and the wholesale, retail, import and export of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus. Revenues recognised during the year are as follows:

	2004	2003
	Rmb'000	*Rmb'000*
Turnover:		
Sales of goods	**7,709,565**	6,973,113
Other revenues:		
Government grants	**375**	290
Gain on dilution of interest in a subsidiary	**—**	3,565
Gain on disposal of a joint venture	**—**	934
Gain on disposal of a subsidiary	**—**	1,786
Interest income	**9,326**	11,210
Gross rental income from investment properties	**21,883**	21,286
Gross rental income from other properties	**13,147**	9,201
Promotional income from suppliers	**9,433**	12,947
Royalty income	**2,032**	1,600
Realised income on disposal of trading securities	**1,666**	—
Dividend income from investment securities	**—**	4,880
Others	**7,284**	7,224
	65,146	74,923
Total revenue	**7,774,711**	7,048,036

The Group is organised into the following business segments:

- Manufacturing of CPM;
- Wholesale of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Retail of western pharmaceutical products, CPM, Chinese raw medicine and medical apparatus;
- Import and export of western pharmaceutical products.

Other operations of the Group mainly comprise holding of investment properties and investments in securities, neither of which are of a sufficient size to be separately reported.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION *(continued)*

	Year ended 31 December 2004					
	Manufacturing	Wholesale	Retail	Import and export	Elimination	Group
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover						
External	1,920,231	5,339,957	278,830	170,547	—	7,709,565
Internal	16,656	261,155	9	23,114	(300,934)	—
Total	1,936,887	5,601,112	278,839	193,661	(300,934)	7,709,565
Segment results	205,990	49,599	(17,006)	3,790	(10,012)	232,361
Unallocated costs						(22,931)
Operating profit						209,430
Finance costs						(47,194)
Share of profits less losses of associated companies/joint ventures	(561)					(561)
Profit before taxation						161,675
Taxation						(110,295)
Profit after taxation						51,380
Minority interests						(8,551)
Profit attributable to shareholders						42,829
Segment assets	2,562,404	2,368,736	162,165	103,114	(338,484)	4,857,935
Interests in associated companies / joint ventures	6,066					6,066
Unallocated assets						549,437
Total assets						5,413,438
Segment liabilities	766,297	2,018,186	69,252	69,194	(338,484)	2,584,445
Unallocated liabilities						71,114
Total liabilities						2,655,559
Capital expenditure	307,879	16,200	4,085	366		328,530
Depreciation	89,529	26,031	2,362	509		118,431
Amortisation	7,863	3,206	—	30		11,099
Impairment charge of fixed assets	2,521	—	—	—		2,521

2 TURNOVER, REVENUE AND SEGMENT INFORMATION *(continued)*

	Year ended 31 December 2003					
	Manufacturing	**Wholesale**	**Retail**	**Import and export**	**Elimination**	**Group**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover						
External	1,890,364	4,544,134	354,438	184,177	—	6,973,113
Internal	27,648	189,671	17,015	33,568	(267,902)	—
Total	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
Segment results	280,038	95,055	5,205	1,565	(12,445)	369,418
Unallocated costs						(27,881)
Operating profit						341,537
Finance costs						(34,172)
Share of profits less losses of associated companies/joint ventures	464					464
Profit before taxation						307,829
Taxation						(148,393)
Profit after taxation						159,436
Minority interests						(12,769)
Profit attributable to shareholders						146,667
Segment assets	2,193,747	2,004,166	179,183	120,949	(309,913)	4,188,132
Interests in associated companies / joint ventures	5,292					5,292
Unallocated assets						760,667
Total assets						4,954,091
Segment liabilities	658,459	1,642,500	63,367	71,444	(309,913)	2,125,857
Unallocated liabilities						94,190
Total liabilities						2,220,047
Capital expenditure	303,812	54,732	4,145	665		363,354
Depreciation	80,901	20,481	4,064	209		105,655
Amortisation	7,469	3,015	—	30		10,514
Impairment charge of fixed assets	1,186	—	—	—		1,186

3 OPERATING PROFIT

Operating profit is stated after charging and crediting the following:

	2004 Rmb'000	2003 Rmb'000
Charging:		
Depreciation and amortisation of fixed assets	**118,431**	105,655
Amortisation of intangible assets	**11,099**	10,514
Impairment charge of fixed assets (Note a)	**2,521**	1,186
Impairment charge of investment securities (Note c)	**3,788**	4,671
Provision for bad debts	**5,095**	—
Write-down of inventories to net realisable value	**25,148**	—
Impairment charge of trading securities	**1,191**	—
Outgoings in respect of investment properties	**3,749**	4,030
Outgoings in respect of other properties	**2,629**	1,840
Loss on disposal of fixed assets	**7,852**	4,917
Research and development costs	**30,984**	35,536
Auditors' remuneration	**3,324**	3,180
Staff costs:		
Pension benefit (Note 25(a))	**61,455**	58,311
Housing fund (Note 25(b))	**30,538**	22,113
Medical insurance (Note 25(c))	**25,143**	24,244
Housing allowances (Note 25(d))	**12,132**	19,290
Salaries, wages and other staff benefits	**483,343**	436,145
Operating leases for land and buildings	**36,172**	30,716
Crediting:		
Reversal of impairment charge of trading securities (Note b)	—	690
Recovery of bad debts previously written off	—	9,437

Note:

(a) Impairment charge mainly arose as a result of technology upgrade, modernisation of production facilities.

(b) Reversal of impairment charge of trading securities was a result of the increase in market values of the securities (Note 17).

(c) Impairment charge of investment securities was a result of non-temporary decrease in fair value at balance sheet date.

4 FINANCE COSTS

	2004 Rmb'000	2003 Rmb'000
Interest expense	**48,513**	37,385
Other incidental borrowing costs	**2,427**	1,966
Total borrowing costs incurred	**50,940**	39,351
Less: interest capitalised in construction in progress	**(3,746)**	(5,179)
	47,194	34,172

The capitalisation rate applied to funds borrowed generally and used for the development of construction in progress is between 4.32% and 5.49% (2003: 4.94 ~ 5.49%) per annum.

5 TAXATION

The amount of taxation charged to the consolidated profit and loss account represents:

	2004 *Rmb'000*	2003 *Rmb'000*
Current taxation:		
- PRC enterprise income tax	**103,569**	134,425
Deferred taxation relating to the origination and reversal of temporary differences	**6,726**	13,882
	110,295	148,307
Share of taxation attributable to associated companies	**—**	86
Taxation charges	**110,295**	148,393

The PRC enterprise income tax has been provided at the principal rate of 33% (2003: 33%) on the estimated assessable profit for the year, except for a subsidiary which is a foreign investment production enterprise established in a coastal economic development zone, with an applicable enterprise income tax rate at 27%.

The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the PRC enterprise income tax as follows:

	2004 *Rmb'000*	2003 *Rmb'000*
Profit before taxation	**161,675**	307,829
Calculated at a taxation rate of 33% (2003: 33%)	**53,353**	101,584
Effect of different taxation rates applicable to a subsidiary	**(2,120)**	(2,488)
Income not subject to taxation	**(2,081)**	(13,350)
Expenses not deductible for taxation purposes	**63,374**	63,995
Tax refund (Note)	**(2,231)**	(1,348)
Taxation charge	**110,295**	148,393

Companies comprising the Group that are incorporated outside the PRC are liable to pay income tax on their taxable income in accordance with the tax laws of the countries in which they operated.

Note: The amount in 2004 represented income tax credit granted for qualified technology improvement on domestic equipment which has been set off against the taxation charges for the year.

6 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of Rmb24,473,000 (2003: Rmb67,000,000).

7 EARNINGS PER SHARE

The calculation of earnings per share for the year ended 31 December 2004 is based on the profit attributable to shareholders of Rmb42,829,000 (2003: Rmb146,667,000) and the 810,900,000 (2003: 810,900,000) shares in issue.

No diluted earnings per share is presented as there were no potential dilutive shares in issue during the years ended 31 December 2004 and 2003.

8 DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors', supervisors' and senior management's emoluments

The aggregate amounts of emoluments payable to directors, supervisors and senior management of the Company during the year are as follows:

	2004	2003
	Rmb'000	*Rmb'000*
Fees		
Executive directors	—	—
Non-executive directors	**278**	309
Supervisors	—	—
Other emoluments for executive directors		
Basic salaries, allowances and benefits in kind	**430**	866
Bonuses	**1,754**	2,438
Retirement benefits	**48**	57
Other emoluments for supervisors		
Basic salaries, allowances and benefits in kind	**107**	242
Bonuses	**107**	321
Retirement benefits	**14**	14
Other emoluments for senior management		
Basic salaries, allowances and benefits in kind	**130**	370
Bonuses	**297**	489
Retirement benefits	—	28
	3,165	5,134

8 DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(a) Directors', supervisors' and senior management's emoluments *(continued)*

The emoluments of the directors, supervisors and senior management fell within the following bands:

	Number of directors	
	2004	2003
Emolument bands		
Nil - Rmb1,000,000	**13**	15
Rmb1,000,001 - Rmb1,500,000	**1**	—

During the year, one supervisor waived emoluments of Rmb22,500. No director, supervisor or senior management waived emoluments in respect of the years ended 31 December 2003.

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include two (2003: four) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining three (2003: one) individuals during the year are as follows:

	2004	2003
	Rmb'000	*Rmb'000*
Basic salaries, allowances and benefits in kind	**499**	140
Bonuses	**1,330**	690
Retirement benefits	**48**	14
	1,877	844

The emoluments fell within the following band:

	Number of individuals	
	2004	2003
Emolument bands		
Nil - Rmb1,000,000	**3**	1

9 INTANGIBLE ASSETS

	Group			
	Staff quarters reform costs *Rmb'000*	Patent and trademarks *Rmb'000*	Goodwill *Rmb'000*	Total *Rmb'000*
Net book value at 1 January 2004	**58,571**	**2,912**	**—**	**61,483**
Additions	**—**	**5,008**	**2,154**	**7,162**
Amortisation charge	**(10,446)**	**(503)**	**(150)**	**(11,099)**
Net book value at 31 December 2004	**48,125**	**7,417**	**2,004**	**57,546**
At 31 December 2004				
Cost	**104,467**	**7,988**	**2,154**	**114,609**
Accumulated amortisation	**(56,342)**	**(571)**	**(150)**	**(57,063)**
Net book value	**48,125**	**7,417**	**2,004**	**57,546**
At 31 December 2003				
Cost	104,467	2,980	—	107,447
Accumulated amortisation	(45,896)	(68)	—	(45,964)
Net book value	58,571	2,912	—	61,483

	Company	
	2004 *Rmb'000*	2003 *Rmb'000*
Staff quarters reform costs		
Net book value at 1 January	**1,458**	1,701
Amortisation charge	**(243)**	(243)
Net book value at 31 December	**1,215**	1,458
At 31 December		
Cost	**2,524**	2,524
Accumulated amortisation	**(1,309)**	(1,066)
Net book value	**1,215**	1,458

10 FIXED ASSETS

Group

	Investment properties Rmb'000	Land use rights Rmb'000	Land and buildings Rmb'000	Plant, machinery and equipment Rmb'000	Motor vehicles Rmb'000	Total Rmb'000
Cost or valuation						
At 1 January 2004	8,712	109,220	960,677	664,253	91,220	1,834,082
Additions	—	9,548	34,104	30,368	6,616	80,636
Contribution by minority shareholders	—	—	5,690	3,181	637	9,508
Acquisition of a subsidiary	—	—	—	490	581	1,071
Transfer from construction in progress	—	—	185,721	243,197	621	429,539
Disposals	—	—	(5,533)	(18,707)	(6,573)	(30,813)
At 31 December 2004	**8,712**	**118,768**	**1,180,659**	**922,782**	**93,102**	**2,324,023**
Accumulated depreciation and amortisation						
At 1 January 2004	—	18,136	198,544	333,794	51,691	602,165
Depreciation and amortisation charge	—	3,603	49,103	50,896	14,829	118,431
Contribution by minority shareholders	—	—	1,549	1,681	384	3,614
Acquisition of subsidiary	—	—	—	175	443	618
Impairment charge (Note 3)	—	966	41	1,514	—	2,521
Disposals	—	—	(2,650)	(13,261)	(6,039)	(21,950)
At 31 December 2004	**—**	**22,705**	**246,587**	**374,799**	**61,308**	**705,399**
Net book value						
At 31 December 2004	**8,712**	**96,063**	**934,072**	**547,983**	**31,794**	**1,618,624**
At 31 December 2003	8,712	91,084	762,133	330,459	39,529	1,231,917

The analysis of the cost or valuation at 31 December 2004 of the above assets is as follows:

	Investment properties Rmb'000	Land use rights Rmb'000	Land and buildings Rmb'000	Plant, machinery and equipment Rmb'000	Motor vehicles Rmb'000	Total Rmb'000
At cost	—	118,768	1,180,659	922,782	93,102	2,315,311
At 2004 valuation	8,712	—	—	—	—	8,712
	8,712	**118,768**	**1,180,659**	**922,782**	**93,102**	**2,324,023**

The analysis of the cost or valuation at 31 December 2003 of the above assets is as follows:

	Investment properties Rmb'000	Land use rights Rmb'000	Land and buildings Rmb'000	Plant, machinery and equipment Rmb'000	Motor vehicles Rmb'000	Total Rmb'000
At cost	—	109,220	960,677	664,253	91,220	1,825,370
At 2003 valuation	8,712	—	—	—	—	8,712
	8,712	**109,220**	**960,677**	**664,253**	**91,220**	**1,834,082**

10 FIXED ASSETS *(continued)*

Company

	Land and buildings Rmb'000	Plant, machinery and equipment Rmb'000	Motor vehicles Rmb'000	Total Rmb'000
Cost				
At 1 January 2004	25,055	15,907	1,530	42,492
Additions	—	3,743	—	3,743
Disposals	—	(142)	—	(142)
At 31 December 2004	**25,055**	**19,508**	**1,530**	**46,093**
Accumulated depreciation				
At 1 January 2004	13,476	6,977	299	20,752
Depreciation charge	466	2,887	151	3,504
Disposals	—	(112)	—	(112)
At 31 December 2004	**13,942**	**9,752**	**450**	**24,144**
Net book value				
At 31 December 2004	**11,113**	**9,756**	**1,080**	**21,949**
At 31 December 2003	11,579	8,930	1,231	21,740

All of the Group's investment properties and buildings are located in the PRC, except for a property with a net book value of Rmb9,556,000 (2003: Rmb9,919,000) which is located in Hong Kong. The land use rights of the land where the Group's investment properties and buildings in the PRC are situated were granted by the State Land Administration Bureau of Guangzhou for periods of 20 to 50 years.

Investment properties have been revalued at their industrial use value by Mr. K.K. Ip of Greater China Appraisal Limited, an independent firm of valuers, at 31 December 2004. Mr. K.K. Ip is a Chartered Valuation Surveyor and a Registered Professional Surveyor.

At 31 December 2004, the net book value of fixed assets pledged as security for the Group's bank loans amounted to Rmb130,344,000 (2003: Rmb118,400,000).

11 CONSTRUCTION IN PROGRESS

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
At 1 January	**305,929**	236,616
Additions	**236,348**	312,996
Contribution by minority shareholders	**6,538**	—
Acquisition of a subsidiary	**369**	—
Transfer to fixed assets	**(429,539)**	(243,683)
At 31 December	**119,645**	305,929

Construction in progress included interest capitalised amounted to Rmb3,746,000 (2003: Rmb62,540).

12 INVESTMENTS IN SUBSIDIARIES

	Company	
	2004	2003
	Rmb'000	*Rmb'000*
Investments in subsidiaries - unlisted shares, at cost	**1,574,623**	1,504,535
Less: provision for impairment losses	**(97,148)**	—
	1,477,475	1,504,535

Particulars of principal subsidiaries are set out in Note 29.

13 INTERESTS IN ASSOCIATED COMPANIES/JOINT VENTURES

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Unlisted shares, at cost	**—**	—	**3,273**	2,648
Share of net assets	**6,066**	5,292	**—**	—

At 31 December 2004, the Group held shares in the following associated companies and joint ventures:

Name	**Particulars of equity held**	**Place of establishment/ registration**	**% of equity interest**	**Principal activities**
Guangzhou Lianjie computer technology Co., Ltd.	Registered capital: Rmb500,000	PRC	50	ERP Consulting Service
Guangzhou Zhong Fu Medical Co., Ltd.	Registered capital: Rmb800,000	PRC	50	Production of CPM
PT. Purusa Bhakti	Ordinary shares of US$1 each	Indonesia	50	Dormant
Ming Tai Enterprises (Thailand) Ltd.	Ordinary shares of Baht1 each	Thailand	40	Dormant
Guangzhou Jinshen Medical Co., Ltd.	Registered capital: Rmb1,500,000	PRC	38.25	Production of health medicine
Guangzhou Jihua Bio-chemical Co., Ltd.	Registered capital Rmb10,000,000	PRC	24	Development, manufacture and sales of medical apparatus and instruments

14 INVESTMENT SECURITIES

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Unlisted equity securities	**64,863**	68,873	**64,739**	68,527

At 31 December 2004 and 2003, investment securities were stated at cost less any provision for impairment losses.

The amount of provision for impairment losses at 31 December 2004 was Rmb8,459,000 (2003: Rmb4,671,000).

15 INVENTORIES

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
Raw materials	**118,008**	116,341
Work-in-progress	**79,291**	62,652
Finished goods	**95,586**	80,768
Merchandise	**783,119**	802,337
Production supplies	**1,955**	5,802
	1,077,959	1,067,900

At 31st December 2004, the carrying amount of inventories that are carried at net realisable value amounted to Rmb2,628,000 (2003: Nil).

16 TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Trade receivables (Note a)	**1,152,934**	930,728	**—**	—
Other receivables and prepayments	**352,991**	335,238	**1,858**	7,840
Due from				
Subsidiaries (Note b)	**—**	—	**338,484**	307,991
Ultimate holding company and fellow subsidiaries (Note c)	**12,708**	23,809	**4,896**	3,795
Dividend receivable from subsidiaries	**—**	—	**88,635**	62,499
	1,518,633	1,289,775	**433,873**	382,125

16 TRADE AND OTHER RECEIVABLES *(continued)*

(a) Trade receivables generated from credit sales generally have credit terms of one to three months. The ageing analysis of the trade receivables net of doubtful debt provision as at 31 December 2004 is as follows:

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
Within 6 months	**1,035,255**	860,302
6 months to 1 year	**104,247**	53,452
Over 1 year	**13,432**	16,974
	1,152,934	930,728

Provision is made for long outstanding and doubtful debts based on reviews of the status of trade receivables outstanding.

(b) The amounts due are unsecured, interest bearing at commercial market rate and repayable on demand.

(c) The amounts due are unsecured, interest free and repayable on demand.

(d) At 31 December 2004, trade receivables amounted to Rmb100,661,000 were discounted by companies in the Group to banks in the PRC with full right of recourse. The corresponding collateralised borrowings were included in short-term loans.

17 TRADING SECURITIES

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Equity securities, listed in the PRC	—	3,565	—	3,565
Other unlisted investments	**18,562**	45,935	**18,562**	45,935
	18,562	49,500	**18,562**	49,500
Market value of listed	—	4,476	—	4,476

18 TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Trade payables (Note a)	**985,686**	857,682	**—**	—
Due to subsidiaries (Note b)	**—**	—	**1,407**	36,407
Due to ultimate holding company (Note b)	**19,865**	13,762	**—**	—
Other payables and accrued charges	**424,663**	399,684	**26,535**	13,956
	1,430,214	1,271,128	**27,942**	50,363

(a) The ageing analysis of the trade payables at 31 December 2004 is as follows:

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
Within 1 year	**952,171**	811,038
1 year to 2 years	**13,724**	17,399
Over 2 years	**19,791**	29,245
	985,686	857,682

(b) The amounts due are unsecured, interest free and have no fixed term of repayments.

19 SHORT-TERM BANK LOANS

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
Secured	**255,959**	148,300
Unsecured	**681,500**	515,930
	937,459	664,230

20 SHARE CAPITAL

	Registered, issued and fully paid			
	2004		2003	
	No. of shares	**Rmb'000**	No. of shares	Rmb'000
State Shares	**513,000,000**	**513,000**	513,000,000	513,000
H Shares	**219,900,000**	**219,900**	219,900,000	219,900
A Shares	**78,000,000**	**78,000**	78,000,000	78,000
Total	**810,900,000**	**810,900**	810,900,000	810,900

(Prepared in accordance with HK GAAP)

21 RESERVES

	Group						
	Share premium	Capital reserve (Note a)	Statutory surplus reserve (Note b)	Statutory public welfare fund (Note b)	Discretionary surplus reserve (Note b)	Retained earnings	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
At 1 January 2003	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180
Profit for the year	—	—	—	—	—	146,667	146,667
2002 final dividend paid	—	—	—	—	—	(48,654)	(48,654)
Transfers, net	—	7,418	33,978	24,893	21,821	(88,110)	—
Release upon disposal of a subsidiary	—	—	(307)	(163)	(206)	—	(676)
At 31 December 2003	781,134	397,589	194,306	134,459	87,681	145,348	1,740,517
Representing:—							
2003 final dividend proposed (Note c)						48,654	
Others						96,694	
Retained earnings at 31 December 2003						145,348	
The Company and subsidiaries	781,134	397,589	194,306	134,459	87,681	150,904	1,746,073
Associated companies / joint ventures	—	—	—	—	—	(5,556)	(5,556)
	781,134	397,589	194,306	134,459	87,681	145,348	1,740,517

	Group						
	Share premium	Capital reserve (Note a)	Statutory surplus reserve (Note b)	Statutory public welfare fund (Note b)	Discretionary surplus reserve (Note b)	Retained earnings	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000	Rmb'000
At 1 January 2004	781,134	397,589	194,306	134,459	87,681	145,348	1,740,517
Profit for the year	—	—	—	—	—	42,829	42,829
2003 final dividend paid	—	—	—	—	—	(48,654)	(48,654)
Transfers, net	—	2,243	23,716	19,114	21,319	(66,392)	—
At 31 December 2004	**781,134**	**399,832**	**218,022**	**153,573**	**109,000**	**73,131**	**1,734,692**
Representing:-							
2004 final dividend proposed (Note c)						20,273	
Others						52,858	
Retained earnings at 31 December 2004						**73,131**	
The Company and subsidiaries	781,134	399,832	218,022	153,573	109,000	77,847	1,739,408
Associated companies / joint ventures	—	—	—	—	—	(4,716)	(4,716)
	781,134	**399,832**	**218,022**	**153,573**	**109,000**	**73,131**	**1,734,692**

21 RESERVES *(continued)*

	Company					
	Share premium	Capital reserve (Note a)	Statutory surplus reserve (Note b)	Statutory public welfare (Note b)	Retained earnings	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1 January 2003	781,134	394,259	72,275	52,001	57,704	1,357,373
Profit for the year	—	—	—	—	92,093	92,093
2002 final dividend paid	—	—	—	—	(48,654)	(48,654)
Transfers, net	—	3,565	14,352	7,176	(25,093)	—
At 31 December 2003	781,134	397,824	86,627	59,177	76,050	1,400,812
Representing: —						
2003 final dividend proposed (Note c)					48,654	
Others					27,396	
Retained earnings at 31 December 2003					76,050	
At 1 January 2004	781,134	397,824	86,627	59,177	76,050	1,400,812
2003 final dividend paid	—	—	—	—	(48,654)	(48,654)
Profit for the year	—	—	—	—	31,887	31,887
Transfers, net	—	100	4,876	2,438	(7,414)	—
At 31 December 2004	**781,134**	**397,924**	**91,503**	**61,615**	**51,869**	**1,384,045**
Representing: —						
2004 final dividend proposed (Note c)					20,273	
Others					31,596	
Retained earnings at 31 December 2004					**51,869**	

(a) Capital reserve

Transfers from retained earnings included:

— an amount of Rmb361,000 (2003: Rmb254,000) represented is deferred income on government grants during the year net of minority interests during the year;

— an amount of Rmb5,113,000 (2003: Rmb4,922,000) represented waiver of debts during the year net of minority interests.

— an amount of Rmb3,565,000 in 2003 represented income arising from dilution of interest in a subsidiary.

21 RESERVES *(continued)*

(a) Capital reserve *(continued)*

Transfer to retained earnings included:

— an amount of Rmb1,323,000 (2003: Rmb1,323,000) represented depreciation on revalued fixed assets net of deferred tax credits.

— an amount of Rmb1,908,000 (2003:Nil) represented loss arising from capital injection in a subsidiary.

(b) Surplus reserve

The Company, its subsidiaries and associated companies established in the PRC ("PRC Companies") are required to maintain certain surplus reserves by transferring from their profit after taxation in accordance with the relevant laws and regulations and, if applicable, Articles of Association, before any dividend is declared and paid.

Statutory surplus reserve

The PRC Companies are required to transfer 10% of their profit after taxation, in accordance with the PRC accounting standards and systems, to the statutory surplus reserve calculated until the balance reaches 50% of their respective registered capital, where further transfers will be at their directors' recommendation. The statutory surplus reserve can only be used to make up prior year losses or to increase share capital.

Statutory public welfare fund

The PRC Companies are required to transfer 5% to 10% of their profit after taxation, calculated in accordance with the PRC accounting standards and systems, to the statutory public welfare fund. The statutory public welfare fund can only be used for capital expenditure on employees' collective welfare facilities. The fund is non-distributable other than in liquidation.

Discretionary surplus reserve

In accordance with relevant PRC regulations and subject to approval by shareholders in general meeting, discretionary surplus reserve can be used to reduce any losses incurred, to increase share capital, and to pay dividends.

21 RESERVES *(continued)*

(c) Dividend

	2004	2003
	Rmb'000	*Rmb'000*
Final, proposed, of Rmb0.025 (2003: Rmb0.06) per share	**20,273**	48,654

At a meeting held on 27 April 2005, the directors declared a final dividend of Rmb0.025 per share. The proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2005.

(d) Profit distribution

The net profit of the Company shall be applied in accordance with the following order:

(i) making up losses;
(ii) allocation to statutory surplus reserve fund;
(iii) allocation to statutory public welfare fund;
(iv) allocation to discretionary surplus reserve fund - to be recommended by directors; and
(v) payment of dividends.

According to the Company's Articles of Association, the amount of retained earnings available for distribution to shareholders of the Company is the lower of the amount determined in accordance with PRC accounting standards and systems and the amount determined in accordance with HK GAAP. .

22 LONG-TERM BANK LOANS

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
Bank loans - wholly repayable within five years		
Secured	**59,500**	59,500
Unsecured	**97,680**	77,680
	157,180	137,180
Current portion of long-term bank loans	**(47,680)**	(30,000)
	109,500	107,180

At 31 December 2004, the Group's bank loans were repayable as follows:

	2004	2003
Within one year	**47,680**	30,000
In the second year	**109,500**	47,680
In the third to fifth year	—	59,500
	157,180	137,180

23 DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method using a principal taxation rate of 33% (2003: 33%).

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
At 1 January	**(12,707)**	(26,589)
Deferred taxation charged/(credited) to profit and loss account (Note 5)	**6,726**	13,882
At 31 December	**(5,981)**	(12,707)

Deferred taxation of Rmb652,000 (2003: Rmb652,000) was transferred within shareholders' equity from revaluation reserves (Note 21 (a)) to retained earnings. This represents deferred taxation on the difference between the actual depreciation on land and buildings, plant, machinery and equipment and the equivalent depreciation based on the historical cost of land and buildings, plant, machinery and equipment.

The movement in deferred tax assets and liabilities during the year is as follows:

Deferred tax assets	**Provisions**		**Impairment of assets**		**Employee benefits**		**Others**		**Total**	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
At 1 January	**(19,171)**	(25,335)	**(7,349)**	(18,699)	**(21,764)**	(23,387)	**(8,249)**	(5,041)	**(56,533)**	(72,462)
Charged/(credited) to profit and loss account	**3,350**	6,164	**128**	11,350	**1,554**	1,623	**2,346**	(3,208)	**7,378**	15,929
At 31 December	**(15,821)**	(19,171)	**(7,221)**	(7,349)	**(20,210)**	(21,764)	**(5,903)**	(8,249)	**(49,155)**	(56,533)

Deferred tax liabilities	**Fixed assets revaluation**		**Research and development expenses**		**Total**	
	2004	2003	**2004**	2003	**2004**	2003
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*	***Rmb'000***	*Rmb'000*
At 1 January	**43,826**	44,478	**—**	1,395	**43,826**	45,873
Charged / (credited) to profit and loss account	**(652)**	(652)	**—**	(1,395)	**(652)**	(2,047)
At 31 December	**43,174**	43,826	**—**	—	**43,174**	43,826

The amounts shown in the balance sheet include the following:

	2004	2003
	Rmb'000	*Rmb'000*
Deferred tax assets to be recovered after more than 12 months	**23,039**	26,145
Deferred tax liabilities to be settled after more than 12 months	**42,522**	43,174

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to cash generated from operations

	2004 **Rmb'000**	2003 Rmb'000
Operating profit after finance costs	**162,515**	307,365
Amortisation of intangible assets	**11,099**	10,514
Depreciation of fixed assets	**118,431**	105,655
Impairment charges	**37,743**	5,857
Gain on disposal of a joint venture	—	(934)
Gain on disposal of a subsidiary	—	(1,786)
Realised gains on disposal of trading securities	**(1,666)**	—
Unrealised gains on trading securities	—	(699)
Loss on disposal of investment securities	**385**	—
Loss on disposal of fixed assets	**7,852**	4,917
Interest income	**(9,326)**	(11,210)
Interest expenses	**47,194**	34,172
Income from investment securities	—	(4,880)
Loss/(gain) arising from change of interest in a subsidiary	**1,908**	(3,565)
Operating profit before working capital changes	**376,135**	445,406
Increase in inventories	**(26,032)**	(220,060)
Increase in trade and other receivables	**(116,591)**	(273,606)
Increase in trade and other payables	**65,987**	154,528
Cash generated from operations	**299,499**	106,268

(b) Analysis of changes in financing during the year

	Share capital including premium		Minority interests		Bank loans and other liabilities	
	2004 **Rmb'000**	2003 Rmb'000	**2004** **Rmb'000**	2003 Rmb'000	**2004** **Rmb'000**	2003 Rmb'000
At 1 January	**1,592,034**	1,592,034	**182,627**	149,072	**881,365**	645,020
Acquisition of a subsidiary	—	—	**2,860**	—	**7,000**	—
Cash contribution by minority shareholders	—	—	**3,265**	7,650	—	—
Non-cash contribution by minority shareholders (Note 24(c))	—	—	**23,063**	25,634	—	—
Minority interests' share of profits	—	—	**8,551**	12,769	—	—
Cash inflows	—	—	—	—	**206,274**	236,345
Dividends paid to minority shareholders	—	—	**(9,987)**	(8,933)	—	—
Changes arising from dilution of interest in a subsidiary	—	—	**1,908**	(3,565)	—	—
At 31 December	**1,592,034**	1,592,034	**212,287**	182,627	**1,094,639**	881,365

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(c) Major non-cash transactions

In 2004, the Group, the Medicine Technology College of Guangxi and other parties jointly setup Guangxi Yingkang Pharmaceutical Co., Ltd. The Group holds 51% shares, and other parties the remaining 49%. The minor shareholders invested with non-cash assets such as machineries, buildings and account receivables valued at approximately Rmb20,235,000.

(d) Acquisition of a subsidiary

	2004	2003
	Rmb'000	*Rmb'000*
Net assets acquired		
Fixed assets	**453**	—
Construction in progress	**369**	—
Inventories	**2,345**	—
Trade and other receivables	**21,481**	—
Bank balances and cash	**1,739**	—
Trade and other payables	**(13,549)**	—
Loans	**(7,000)**	—
Minority shareholders' interests	**(2,860)**	—
	2,978	—
Goodwill	**911**	—
	3,889	—
Satisfied by		
Cash	**3,889**	—

On 27th February 2004, the Group acquired 51% of the share capital of Guangzhou Pharmaceutical Group Yingbang Marketing Co., Ltd. ("GZPYMCL"), which engages in pharmaceutical trading and is incorporated in Guangzhou, the PRC. The consideration of approximately Rmb3,889,000, which represents the fair value of the net identifiable assets of GZPYMCL at the date of acquisition, was settled in cash. The acquired business contributed revenues of approximately Rmb88,543,000 and operating profit of approximately Rmb385,000 to the Group for the period from 27th February 2004 to 31st December 2004.

The net cash flow is determined as follows:

	2004	2003
	Rmb'000	*Rmb'000*
Net proceeds	**(3,889)**	—
Less: cash and cash equivalents in a subsidiary	**1,739**	—
Cash flow, net of cash disposed	**(2,150)**	—

24 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT *(continued)*

(e) Analysis of balances of cash and cash equivalent

	2004	2003
	Rmb'000	*Rmb'000*
Bank balances and cash on hand	**882,385**	816,889

25 EMPLOYEE BENEFITS

	2004	2003
	Rmb'000	*Rmb'000*
Medical insurance scheme (Note c)	**59,019**	64,333
Housing allowances scheme (Note d)	**10,352**	12,062
	69,371	76,395
Less: Current portion of employee benefits included *in other payables and accrued charges*	**(16,519)**	(17,537)
	52,852	58,858

As stipulated by the relevant regulations of the PRC, the Company and its subsidiaries in the Guangzhou City have participated in a number of defined contribution employees benefit plans for its existing and retired employees organised by the government. The Group has no other material obligation for payment of employee benefits, including any post-employment benefits, beyond the schemes as described below:

(a) Pension scheme

All employees are entitled to retirement pension benefits equal to a fixed proportion of their salary at their normal retirement age. The Group's annual obligation for payment of this pension contribution is calculated at a rate of approximately 20% based on the employees' total salaries of its employees.

The Group has no contributions payable to the pension scheme at the year end (2003: Nil).

(b) Housing fund scheme

The Company and its subsidiaries in the PRC are obligated to make contribution to a defined contribution scheme for the housing benefit of their employees. The Group's annual obligation for payment of this housing benefit contribution is calculated at a rate of approximately 8% based on the employees' total salaries.

The Group has no contributions payable to the housing scheme at the year end (2003: Nil).

25 EMPLOYEE BENEFITS *(continued)*

(c) Medical insurance scheme

As required by the Provisional Rules of Medical Insurance issued by the Guangzhou People's Municipal Government effective on 1 December 2001, it is mandatory for the Company and its subsidiaries in the PRC to participate in a medical insurance scheme set up and managed by the Government. Employees, included those retired employees, can be benefited from the medical insurance scheme around one month after the registration date.

The Group's annual obligations for payment of this medical insurance contribution is based on 7.5% to 8 % of the preceding year's average annual salary of the Group or the preceding year's average annual salary of the Guangzhou City, depending on the length of the employment period of the employee concerned.

(d) Housing allowances scheme

Pursuant to the resolution passed at the directors' meeting held on 1 July 2002, the Group developed and implemented a housing allowance scheme, which took effect in 2002. The scheme allows the Company and its subsidiaries in the PRC to pay its employees housing allowances if the Company and its subsidiaries are able to meet the budgeted profit after taxation as determined by the board of directors. The final housing allowances payable however is limited to the difference between the actual and budgeted profit after taxation of the Company.

26 COMMITMENTS

(a) Capital commitments

	Group	
	2004	2003
	Rmb'000	*Rmb'000*
Contracted but not provided for:		
Land use rights and buildings	—	78,730
Plant, machinery and equipment	**24,836**	152,271
	24,836	231,001
Authorised but not provided for:		
Plant, machinery and equipment	**50,689**	135,692
	75,525	366,693

(b) Commitments under operating leases

At 31 December 2004, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings as follows:

	2004	2003
	Rmb'000	*Rmb'000*
Not later than one year	**21,134**	21,441
Later than one year and not later than five years	**40,264**	32,101
Later than five years	**17,450**	15,813
	78,848	69,355

27 FUTURE OPERATING LEASE ARRANGEMENTS

At 31 December 2004, the Group had future aggregate minimum lease receipts under non-cancellable operating leases in respect of land and buildings are as follows:

	2004	2003
	Rmb'000	*Rmb'000*
Not later than one year	**21,528**	19,484
Later than one year and not later than five years	**63,281**	81,911
	84,809	101,395

28 RELATED PARTY TRANSACTIONS

Significant related party transactions, which were carried out in the normal course of the Group's business are as follows:

		2004	2003
	Note	***Rmb'000***	*Rmb'000*
Ultimate holding company			
Licence fee expense	a	**7,618**	7,542
Service fee expense	b	**910**	857
Welfare facilities fee expense	c	**480**	361
Rental expense	d	**3,871**	2,690
Capital contribution to a subsidiary of the Company	e	**48,369**	25,634
Jointly controlled entities			
Sales of semi-finished goods		—	1,177
Associated companies			
Sales of finished goods		—	1,460
Purchase of finished goods		**108**	—
Fellow subsidiaries and other related parties			
Sales of finished goods and raw materials	f	**84,145**	105,806
Purchase of finished goods and raw materials	f	**104,449**	156,655

28 RELATED PARTY TRANSACTIONS *(continued)*

(a) Pursuant to the Trademark Licence Agreement entered into by the Company and Guangzhou Pharmaceutical Holdings Limited ("GPHL"), its ultimate holding company, on 1st September 1997, GPHL has granted the Company and its subsidiaries, an exclusive right to use 38 trademarks owned by GPHL for a term of 10 years. The Company agreed to pay a licence fee for the use of the trademarks at 0.1% of the aggregate net sales of the Company and its subsidiaries.

(b) Pursuant to the Accommodation Services Agreement entered into by the Company and GPHL on 1st September 1997 and supplemented by a notice dated 31st December 1997, GPHL has agreed to continue to provide staff quarters to the employees of the Group. The Company agreed to pay a service fee equal to 6% per annum on the net book value of the relevant staff quarters. The Accommodation Services Agreement will expire on 31st December 2007.

(c) Pursuant to the Composite Services Agreement entered into by the Company and GPHL on 1st September 1997, GPHL agreed to provide certain welfare facilities to the Group. The Group agreed to be responsible for the operation, management and maintenance of the facilities and pay a welfare facilities fee equal to GPHL's total depreciation charges of the welfare facilities in the year ended 31st December 1997 plus a 10% annual increment based on the welfare facilities for the previous year. The Composite Services Agreement will expire on 31 December 2007.

(d) Pursuant to the Tenancy Agreement and the Office Tenancy Agreement both entered into by the Company and GPHL on 6th February 2004, GPHL has granted to the Group the right to use certain premises such as warehouses and offices for a term of three and a half years at a fixed annual rent and is subject to the adjustment of standard rent as prescribed from time to time by Guangzhou Real Estate Administration Bureau, plus utilities and other outgoings which are payable based on actual consumption. The agreement will expire on 31st August 2007.

(e) During the period, the Company had acquired 51% equity interest in GZPYMCL from GPHL for a cash consideration of RMB3,889,000. Pursuant to the Subscription Agreement with the other shareholders of Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd., a subsidiary, additional subscription of RMB44,480,000 was made by the Company and the shareholding has increased to 70.04%.

(f) An agreement was entered into by the Company and GPHL on 26 March 2004 in relation to purchase and sales transactions in the ordinary course of business. During the period, these mainly represented transactions entered into with Guangzhou Baiyunshan Pharmaceutical Co., Ltd. and its subsidiaries (collectively "other related parties"), out of which sales of finished goods and raw materials amounted to RMB84,139,000 (2003: RMB91,216,000) and purchase of finished goods and raw materials amounted to RMB94,842,000 (2003: RMB15,442,000). The remaining sales of finished goods and raw materials amounted to RMB6,000 (2003: RMB14,590,000) and purchase of finished goods and raw materials amounted to RMB9,607,000 (2003: RMB141,213,000) were entered into with fellow subsidiaries.

29 PRINCIPAL SUBSIDIARIES

The following is a list of principal subsidiaries as at 31 December 2004:

Name	% of equity interest held		Registered capital Rmb	Principal activities
	Directly	Indirectly		
Guangzhou First Chinese Medicine Company Limited[2]	90.37	6.65	166,000,000	Production of CPM
Guangzhou Chen Li Ji Chinese Medicine Factory[1]	100.00	—	94,000,000	Production of CPM
Guangzhou Qi Xing Pharmaceutical Factory[1]	100.00	—	82,416,741	Investment Holdings
Guangzhou Jing Xiu Tang Pharmaceutical Co., Ltd.[3]	88.40	—	86,232,345	Production of CPM
Guangzhou Pan Gao Shou Pharmaceutical Co., Ltd.[3]	87.77	—	65,436,232	Production of CPM
Guangzhou Wang Lao Ji Pharmaceutical Co., Ltd.[3]	92.48	—	106,378,439	Production of CPM
Guangzhou Xing Qun Pharmaceutical Co., Ltd.[3]	88.99	—	77,168,904	Production of CPM
Guangzhou Pharmaceutical Corporation Limited[2]	90.09	6.90	222,000,000	Trading of western pharmaceutical products and medical apparatus
Guangzhou Chinese Medicine Corporation[1]	100.00	—	69,700,000	Trading of CPM and Chinese raw medicine
Guangzhou Pharmaceutical Corporation Jianmin Medicine Chain Pharmacies[1]	—	96.99	10,694,000	Wholesaling and retailing of medicine, pharmaceutical and related products
Guangzhou Guo Xin Te Pharmaceutical Miscellaneous Medicine Wholesale Company[1]	—	96.99	3,000,000	Wholesaling of miscellaneous medicine

29 PRINCIPAL SUBSIDIARIES (continued)

Name	% of equity interest held Directly	Indirectly	Registered capital Rmb	Principal activities
Guangzhou Jiamin Medicine Pharmaceutical Sales and Marketing Company[1]	—	96.99	500,000	Wholesaling of western patent medicine
Guangzhou Pharmaceutical Import & Export Corporation[1]	100.00	—	3,540,000	Import and export of medicine
Guangzhou Qi Xing Pharmaceutical Co., Ltd.[4]	—	75.00	100,000,000	Production of CPM
Guangzhou Chinese Medicine Corporation Chinese Medical Drink and Pill Factory[1]	—	100.00	3,113,000	Processing of health care beverages and drinks
Guangzhou Chinese Medicine Corporation Medical Powder and Herb Wholesale Company[1]	—	100.00	534,000	Wholesaling of Chinese raw medicine
Guangzhou Chinese Medicine Corporation Sales and Marketing Company[1]	—	100.00	2,083,000	Wholesaling and retailing of CPM
Guangzhou Chinese Medicine Corporation Cai Zhi Lin Medicine Chain Pharmacies[1]	—	100.00	3,934,000	Retailing of Chinese raw medicine and CPM
Guangzhou Medical Equipment and Chemical Testing Equipment Co., Ltd.[2]	—	89.32	11,880,000	Wholesaling and retailing of medical apparatus and chemical testing equipment
Guangzhou Hanfang Contemporary Chinese Medicine Research and Development Co., Ltd.[2]	70.04	2.91	127,764,300	Research and development of CPM
Guangzhou Baidi Biological Pharmaceutical Co., Ltd.[2]	94.86	—	70,100,000	Research and development of patented biological products
Guangzhou Huanye Medicine Co., Ltd.[2]	59.70	—	6,000,000	Production of western medicine
Guangzhou Guo Ying New and Special Medicine Wholesale Company[1]	—	96.99	9,070,000	Wholesaling of medicine and health care products
Guangzhou Pharmaceutical Group Yingbang Marketing Co., Ltd.[1]	51	—	18,407,863	Wholesaling of medicine and health care products
Guangxi Ying Kang Pharmaceutical Co., Ltd.[1]	51	—	31,884,529	Production of CPM

29 PRINCIPAL SUBSIDIARIES *(continued)*

The place of operation of the above principal subsidiaries is in the PRC.

Type of legal entities:

1. State-owned enterprise
2. Limited company
3. Joint stock company
4. Sino-foreign joint venture

The English names of the above subsidiaries are direct translation of their name in Chinese.

30 ULTIMATE HOLDING COMPANY

The directors regard Guangzhou Pharmaceutical Holdings Limited, a PRC State-owned enterprise under the control and supervision of the Guangzhou Municipal Government, as being the ultimate holding company.

31 APPROVAL OF ACCOUNTS

The accounts were approved by the Board of Directors on 27 April 2005.

DOCUMENTS AVAILABLE FOR INSPECTION

1. The original copy of the annual report signed by the legal representative, Financial Controller and head of the financial department.

2. The accounts prepared in accordance with PRC accounting standards and systems for the year ended 31 December 2004 together with the auditors' report thereon signed by the Guangdong Yangcheng Certified Public Accountants Co., Ltd. and the accounts prepared under HK GAAP for the year ended 31 December 2004 together with the auditors' report thereon signed by PricewaterhouseCoopers.

3. The original company documents disclosed and announcements published in Shanghai Securities, Hong Kong Economic Times and The Standard during the Reporting Period.

4. The documents listed above are available at the Secretariat to the Board (located at 2nd Floor, 45 Sha Mian North Street, Guangzhou, Guangdong, the PRC).

1. 載有本公司法定代表人、財務總監、財務負責人簽名並蓋章的會計報表；

2. 載有廣州羊城會計師事務所有限公司蓋章、註冊會計親筆簽名的審計報告正文及按中國會計準則及制度編製之財務會計報表及羅兵咸永道會計師事務所簽署的審計報告正文及按香港普遍採納之會計原則編製之賬目；

3. 本報告期內在中國國內《上海證券報》、中國香港《經濟日報》及《The Standard》上公開披露過的所有本公司文件的正本與公告原稿；

上述文件的原件備置地點在本公司董事會秘書處(中國廣東省廣州市沙面北街45號二樓)。

二十九 主要附屬公司 *(續)*

以上主要附屬公司均於中國境內經營。

企業性質：

[1] 國營企業

[2] 有限責任公司

[3] 股份制有限公司

[4] 中外合資企業

三十 最終控股公司

董事認為本公司之最終控股公司為廣州市人民政府轄下的國營企業廣州醫藥集團有限公司。

三十一 賬目通過

本年度賬目已於二零零五年四月二十七日由董事會通過。

二十九 主要附屬公司(續)

名稱	應佔權益百分比(%)		註冊資本人民幣	主要業務
	直接	間接		
廣州市健民醫藥經營部[1]	—	96.99	500,000	批發西藥
廣州醫藥進出口公司[1]	100.00	—	3,540,000	藥物進出口
廣州奇星藥業有限公司[4]	—	75.00	100,000,000	生產中成藥
廣州市藥材公司中藥飲片廠[1]	—	100.00	3,113,000	加工中藥材
廣州市藥材公司藥粉中草藥批發部[1]	—	100.00	534,000	批發中藥材
廣州市藥材公司經營部[1]	—	100.00	2,083,000	批發及零售中成藥
廣州市藥材公司采芝林藥業連鎖店[1]	—	100.00	3,934,000	零售中藥材及中成藥
廣州市器化醫療設備有限公司[2]	—	89.32	11,880,000	批發及零售醫療器材，化學試劑及器材
廣州漢方現代中藥研究開發有限公司[2]	70.04	2.91	127,764,300	研究與開發中藥材
廣州拜迪生物醫藥有限公司[2]	94.86	—	70,100,000	研究與開發生物制藥
廣州環葉制藥有限公司[2]	59.70	—	6,000,000	生產西藥
廣州市國盈新藥特藥批發部[1]	—	96.99	9,070,000	批發西藥及保健產品
廣州廣藥盈邦營銷有限公司[1]	51	—	18,407,863	批發西藥及保健產品
廣西盈康藥業有限公司[1]	51	—	31,884,529	生產中成藥

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

二十九 主要附屬公司

以下是於二零零四年十二月三十一日的主要附屬公司：

名稱	應佔權益百分比(%)		註冊資本人民幣	主要業務
	直接	間接		
廣州中一藥業有限公司[2]	90.37	6.65	166,000,000	生產中成藥
廣州陳李濟藥廠[1]	100.00	—	94,000,000	生產中成藥
廣州奇星藥廠[1]	100.00	—	82,416,741	投資控股
廣州敬修堂(藥業)股份有限公司[3]	88.40	—	86,232,345	生產中成藥
廣州潘高壽藥業股份有限公司[3]	87.77	—	65,436,232	生產中成藥
廣州王老吉藥業股份有限公司[3]	92.48	—	106,378,439	生產中成藥
廣州星群(藥業)股份有限公司[3]	88.99	—	77,168,904	生產中成藥
廣州醫藥有限公司[2]	90.09	6.90	222,000,000	西藥及醫療器材貿易
廣州市藥材公司[1]	100.00	—	69,700,000	中成藥及中藥材貿易
廣州市醫藥公司健民醫藥連鎖店[1]	—	96.99	10,694,000	批發及零售配方藥物、醫藥設備及有關產品
廣州市國欣特醫藥小商品批發部[1]	—	96.99	3,000,000	批發醫藥小商品

二十八 有關連人士交易(續)

(a) 根據廣藥集團與本公司於一九九七年九月一日簽訂之商標許可協議，廣藥集團授予本公司及其附屬公司一項獨佔許可權，本集團於商標許可協議簽訂日期起計十年內可使用三十八個廣藥集團擁有的商標。本公司同意按照本公司及其附屬公司的總銷售淨額的0.1%支付商標使用費。

(b) 根據廣藥集團與本公司於一九九七年九月一日簽訂之職工住房服務合同與及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本集團的員工繼續提供職工住房。本公司同意每年按照該等職工住房賬面淨值的6%支付服務費。此職工住房服務合同將於二零零七年十二月三十一日到期。

(c) 根據廣藥集團與本公司於一九九七年九月一日簽訂之綜合服務合同，廣藥集團同意為本集團提供若干福利設施。本集團同意負責經營、管理及維修該等福利設施與及支付按照一九九七年十二月三十一日止年度該等福利設施的總折舊額而釐定的福利設施服務費，並於每年按去年福利設施服務費的10%遞增。此綜合服務合同將於二零零七年十二月三十一日到期。

(d) 根據廣藥集團與本公司於二零零四年二月六日簽訂之租賃協議及辦公樓租賃協議，廣藥集團授權本集團使用若干樓宇作為貨倉及辦公樓，為期三年半，每年按固定租金收費並會按照由廣州市房地產管理局釐定之標準租金作出調整，加上按實際使用量支付之公用設施及其它雜項費用。該協議將於二零零七年八月三十一日到期。

(e) 本報告期內，本公司以現金約人民幣3,889,000元收購於廣藥集團其中一家附屬公司廣州廣藥盈邦營銷有限公司51%的股東權益。根據本公司與另一附屬公司廣州漢方現代中藥研究開發有限公司的其他股東簽訂的《增資協議》，增資人民幣44,480,000元，股權比例增至70.04%。

(f) 於二零零四年三月二十六日，本公司與廣藥集團就一般正常業務範圍內的購銷交易簽訂《購銷關聯交易協議》。本報告期內，此等交易主要是與廣州白雲山制藥股份有限公司及其附屬公司進行的，其中製成品及原材料的銷售約為人民幣84,139,000元(二零零三年：人民幣91,216,000元)，製成品及原材料的採購約為人民幣94,842,000元(二零零三年：人民幣15,442,000元)。餘下之製成品及原材料的銷售約為人民幣6,000元(二零零三年：人民幣14,590,000元)和製成品及原材料的採購約為人民幣9,607,000元(二零零三年：人民幣141,213,000元)是與同系附屬公司進行的。

二十七 未來經營租賃安排

於二零零四年十二月三十一日，本集團根據土地及樓宇不可撤銷之經營租賃而於未來收取之最低租賃款項總額如下：

	二零零四年 **人民幣千元**	二零零三年 人民幣千元
第一年內	**21,528**	19,484
第二至第五年內	**63,281**	81,911
	84,809	101,395

二十八 有關連人士交易

本集團在正常業務範圍內進行之重要有關連人士交易摘要如下：

	附註	**二零零四年** **人民幣千元**	二零零三年 人民幣千元
最終控股公司			
商標使用費	a	**7,618**	7,542
服務費	b	**910**	857
福利設施服務費	c	**480**	361
租金支出	d	**3,871**	2,690
對本公司附屬公司之資本性投資	e	**48,369**	25,634
共同控制實體			
銷售半製成品		**—**	1,177
聯營公司			
銷售製成品		**—**	1,460
採購製成品		**108**	—
同系附屬公司及其他關連方			
銷售製成品及原材料	f	**84,145**	105,806
採購製成品及原材料	f	**104,449**	156,655

二十五 僱員福利 *(續)*

(c) 醫療保險計劃

根據廣州市人民政府於二零零一年十二月一日頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本公司及在廣州市成立的附屬公司須參加由廣州市人民政府統籌的醫療保險計劃。在登記後一個月，在職及退休員工可享受此等醫療福利。

就每年應為僱員繳納之醫療保險供款，本集團根據僱員受僱年限按上年度本集團僱員平均工資或上年度廣州市職工平均工資的7.5%至8%計繳。

(d) 住房補貼計劃

本集團根據二零零二年七月一日的董事會決議，從二零零二年起為本公司及在中國境內成立的附屬公司的僱員提供住房補貼，前提是本公司及附屬公司須完成董事會預定之當年稅後利潤預算。然而，當年支付之住房補貼不可超過實際稅後利潤與預算稅後利潤的差額。

二十六 承擔

(a) 資本承擔

	集團	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
已簽約但未撥備：		
土地使用權及物業	**—**	78,730
廠房、機器及設備	**24,836**	152,271
	24,836	231,001
已批准但未簽約：		
廠房、機器及設備	**50,689**	135,692
	75,525	366,693

(b) 經營租賃承擔

於二零零四年十二月三十一日，集團根據不可撤銷之有關土地及物業經營租賃而於未來支付之最低租賃付款總額如下：

	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
第一年內	**21,134**	21,441
第二至第五年內	**40,264**	32,101
五年後	**17,450**	15,813
	78,848	69,355

二十四 綜合現金流量表附註 *(續)*

(e) 現金及現金等價物之分析：

	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*
銀行存款及現金	**882,385**	816,889

二十五 僱員福利

	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*
醫療保險計劃(附註c)	**59,019**	64,333
住房補貼計劃(附註d)	**10,352**	12,062
	69,371	76,395
減： 一年內應支付額，已列載於其他應付款及應計費用內	**(16,519)**	(17,537)
	52,852	58,858

根據中國有關規定，本公司及其附屬公司為在職及退休員工參加由廣州市人民政府統籌的一系列僱員福利供款計劃。除下述計劃之外，本集團並無其他重大僱員福利(包括已退休員工福利)之承諾。

(a) 養老金計劃

所有僱員在法定退休年限內均可享受退休養老福利。該福利按僱員工資之一定比例計算。本集團每年按僱員工資總額約20%繳納養老金供款。

於本年末，本集團並無任何應付而未付之養老金供款。(二零零三年：無)

(b) 住房公積金計劃

本公司及在中國境內成立的附屬公司須為僱員繳納住房公積金供款。本集團每年按僱員工資總額約8%繳納住房公積金供款。

於本年末，本集團並無任何應付而未付之住房公積金供款。(二零零三年：無)

二十四 綜合現金流量表附註(續)

(c) 不涉及現金之重大交易

於二零零四年，本集團於廣西藥科學校等共同設立廣西盈康藥業有限責任公司。本集團持51%股份，廣西藥科學校等持49%股份。少數股東以機械設備，房屋建築物，應收款項等(約人民幣20,235,000元)非現金資產投入。

(d) 收購一家附屬公司

	二零零四年 人民幣千元	二零零三年 人民幣千元
購入之淨資產		
固定資產	453	—
在建工程	369	—
存貨	2,345	—
貿易及其他應收款	21,481	—
銀行結存及現金	1,739	—
貿易及其他應付款	(13,549)	—
銀行透支	(7,000)	—
少數股東權益	(2,860)	—
	2,978	—
商譽	911	—
支付方式：		
現金	3,889	—

於二零零四年二月二十七日，本集團收購廣州醫藥集團盈邦營銷公司51%的股本。該公司在中國廣州註冊成立，從事藥品貿易。代價約人民幣3,889,000元乃以現金支付。所收購業務於二零零四年二月二十七日至二零零四年十二月三十一日止期間為集團帶來收益約為人民幣88,543,000元及經營盈利約為人民幣385,000元。

產生之現金流量淨額分析：

	二零零四年 人民幣千元	二零零三年 人民幣千元
淨現金流量	(3,889)	—
減：附屬公司之現金及現金等價物	1,739	—
產生之現金流量淨額	(2,150)	—

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

二十四 綜合現金流量表附註

(a) 經營盈利與經營業務之現金流入淨額對賬表

	二零零四年 人民幣千元	二零零三年 人民幣千元
除融資成本後經營盈利	**162,515**	307,365
無形資產攤銷	**11,099**	10,514
折舊及攤銷	**118,431**	105,655
減值支出	**37,743**	5,857
出售合營公司之收益	**—**	(934)
出售附屬公司之收益	**—**	(1,786)
出售買賣證券之已變現虧損	**(1,666)**	—
買賣證券之未變現收益	**—**	(699)
出售非買賣證券損失	**385**	—
出售固定資產虧損	**7,852**	4,917
利息收入	**(9,326)**	(11,210)
利息支出	**47,194**	34,172
來自非上市投資之收益	**—**	(4,880)
減持附屬公司股權而產生之損失/(收益)	**1,908**	(3,565)
營運資金變動前之經營盈利	**376,135**	445,406
存貨增加	**(26,032)**	(220,060)
貿易應收款及其他應收款增加	**(116,591)**	(273,606)
貿易應付款及其他應付款增加	**65,987**	154,528
經營產生之現金流入淨額	**299,499**	106,268

(b) 年內融資變動分析

	股本及股份溢價		少數股東權益		銀行貸款及其他負債	
	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零三年 人民幣千元
一月一日	**1,592,034**	1,592,034	**182,627**	149,072	**881,365**	645,020
收購一家附屬公司	**—**	—	**2,860**	—	**7,000**	—
少數股東投入之現金股本	**—**	—	**3,265**	7,650	**—**	—
少數股東投入之非現金股本 (附註二十四(c))	**—**	—	**23,063**	25,634	**—**	—
少數股東應佔盈利	**—**	—	**8,551**	12,769	**—**	—
融資之現金流入	**—**	—	**—**	—	**206,274**	236,345
支付少數股東股息	**—**	—	**(9,987)**	(8,933)	**—**	—
增持/(減持)附屬公司權益所產生的變化	**—**	—	**1,908**	(3,565)	**—**	—
十二月三十一日	**1,592,034**	1,592,034	**212,287**	182,627	**1,094,639**	881,365

二十三 遞延稅項

遞延稅項採用負債法就暫時性差異按主要稅率33%(二零零三年:33%)作全數撥備。

遞延稅項負債/(資產)之變動如下:

	集團	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
於一月一日	**(12,707)**	(26,589)
於損益賬支銷/(計入)(附註五)	**6,726**	13,882
於十二月三十一日	**(5,981)**	(12,707)

其中,遞延稅項人民幣652,000元(二零零三年:人民幣652,000元)為從股東權益中的重估增值(附註二十一(a))轉至保留盈餘。其為土地及樓宇、廠房、機器及設備的實際折舊額與基於歷史成本折舊額的差異產生之遞延稅項。

年內遞延稅項資產及負債之變動如下:

遞延稅款資產	撥備		資產減值		僱員福利		其他		合計	
	二零零四年	二零零三年	**二零零四年**	二零零三年	**二零零四年**	二零零三年	**二零零四年**	二零零三年	**二零零四年**	二零零三年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
於一月一日	**(19,171)**	(25,335)	**(7,349)**	(18,699)	**(21,764)**	(23,387)	**(8,249)**	(5,041)	**(56,533)**	(72,462)
於損益賬支銷/(計入)	**3,350**	6,164	**128**	11,350	**1,554**	1,623	**2,346**	(3,208)	**7,378**	15,929
於十二月三十一日	**(15,821)**	(19,171)	**(7,221)**	(7,349)	**(20,210)**	(21,764)	**(5,903)**	(8,249)	**(49,155)**	(56,533)

遞延稅款負債	固定資產重估		研究與開發支出		合計	
	二零零四年	二零零三年	**二零零四年**	二零零三年	**二零零四年**	二零零三年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元	**人民幣千元**	人民幣千元
於一月一日	**43,826**	44,478	**—**	1,395	**43,826**	45,873
於損益賬支銷/(計入)	**(652)**	(652)	**—**	(1,395)	**(652)**	(2,047)
於十二月三十一日	**43,174**	43,826	**—**	—	**43,174**	43,826

於資產負債表中載列之數額包括:

	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
超過十二個月撥回之遞延稅項資產	**23,039**	26,145
超過十二個月撥回之遞延稅項負債	**42,522**	43,174

二十一 儲備 *(續)*

(c) 股息

	二零零四年 **人民幣千元**	二零零三年 *人民幣千元*
擬派末期每股股息人民幣0.025元 (二零零三年：人民幣0.06元)	**20,273**	48,654

董事於二零零五年四月二十七日召開會議並宣佈普通股每股分派末期股息人民幣0.025元。擬派股息在相關科目不再作為應付股利反映，惟將於截至二零零五年十二月三十一日止年度列作保留盈餘分派。

(d) 盈利分配

公司的淨利潤應按下列順序分配：

(i) 彌補虧損；

(ii) 轉入法定盈餘公積金；

(iii) 轉入法定公益金；

(iv) 轉入任意盈餘公積金 - 由董事建議；及

(v) 派發股息。

根據本公司章程，可供本公司股東分配之盈利乃按照中國會計準則及制度計算之數額於按照香港普遍採納之會計原則計算之數額兩者孰低而定。

二十二 長期銀行貸款

	集團	
	二零零四年 **人民幣千元**	二零零三年 *人民幣千元*
銀行貸款 — 五年內應全部償還額		
有抵押	**59,500**	59,500
無抵押	**97,680**	77,680
	157,180	137,180
長期銀行貸款之一年內應償還額	**(47,680)**	(30,000)
	109,500	107,180

於二零零四年十二月三十一日，本集團銀行貸款應付分析如下：

一年內	**47,680**	30,000
第二年	**109,500**	47,680
第三至第五年	**—**	59,500
	157,180	137,180

二十一 儲備（續）

(a) 資本公積金（續）

轉至保留盈餘的項目包括：

- 人民幣1,323,000元（二零零三年：人民幣1,323,000元）為固定資產評估增值部分之折舊減去相應之遞延稅項的淨額。

- 人民幣 1,908,000元（二零零三年：無）為對一子公司增資而產生的損失。

(b) 盈餘公積金

根據有關法例、規則及公司章程（如適用），本公司及其於中國成立的附屬公司，共同控制實體及聯營公司（「中國公司」）須於宣派或支付股息前將個別之除稅後盈利轉入若干盈餘公積金。

法定盈餘公積金

中國公司須提取相等於按根據中國會計準則及制度計算之除稅後盈利10%之金額轉入法定盈餘公積金。若法定盈餘公積金餘額已達其公司註冊資本50%時可不再提取，任何額外之提取須經董事提議。法定盈餘公積金只可用於彌補以往年度虧損或增加股本。

法定公益金

中國公司須提取相等於按根據中國會計準則及制度計算之除稅後盈利5%至10%之金額轉入法定公益金。法定公益金只可用於員工集體福利設施之資本性支出，除於清盤時，並不能分配予股東。

任意盈餘公積金

根據中國有關法規，並須經股東大會決議，任意盈餘公積金可用於彌補虧損、增加資本及分派股息。

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

二十一 儲備(續)

	公司					
	股份溢價	資本公積金 (附註a)	法定盈餘公積金 (附註b)	法定公益金 (附註b)	保留盈餘	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零三年一月一日	781,134	394,259	72,275	52,001	57,704	1,357,373
本年度盈利	—	—	—	—	92,093	92,093
二零零二年已派末期股息	—	—	—	—	(48,654)	(48,654)
轉撥,淨值	—	3,565	14,352	7,176	(25,093)	—
二零零三年十二月三十一日	781,134	397,824	86,627	59,177	76,050	1,400,812
組成如下:						
二零零三年擬派末期股息(附註c)					48,654	
其他					27,396	
二零零三年十二月三十一日之保留盈餘					76,050	
二零零四年一月一日	781,134	397,824	86,627	59,177	76,050	1,400,812
二零零三年已派末期股息	—	—	—	—	(48,654)	(48,654)
本年度盈利	—	—	—	—	31,887	31,887
轉撥,淨值	—	100	4,876	2,438	(7,414)	—
二零零四年十二月三十一日	781,134	397,924	91,503	61,615	51,869	1,384,045
組成如下:						
二零零四年擬派末期股息(附註c)					20,273	
其他					31,596	
二零零四年一二月三十一日之保留盈餘					51,869	

(a) 資本公積金

轉出保留盈餘的項目包括:

— 人民幣361,000元(二零零三年:人民幣254,000元)為政府補助收入減去少數股東權益的淨額。

— 人民幣5,113,000元(二零零三年:人民幣4,922,000元)為豁免之應付款項減去少數股東權益的淨額。

— 二零零三年人民幣3,565,000元為由於減持一家附屬公司股權而產生之收益。

二十一 儲備

	集團						
	股份溢價	資本公積金 (附註a)	法定盈餘公積金 (附註b)	法定公益金 (附註b)	任意盈餘公積金 (附註b)	保留盈餘	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零三年一月一日	781,134	390,171	160,635	109,729	66,066	135,445	1,643,180
本年度盈利	—	—	—	—	—	146,667	146,667
二零零二年已派末期股息	—	—	—	—	—	(48,654)	(48,654)
轉撥，淨值	—	7,418	33,978	24,893	21,821	(88,110)	—
出售附屬公司後撥往損益賬之儲備	—	—	(307)	(163)	(206)	—	(676)
二零零三年十二月三十一日	781,134	397,589	194,306	134,459	87,681	145,348	1,740,517
組成如下：							
二零零三年擬派末期股息(附註c)						48,654	
其他						96,694	
二零零三年十二月三十一日之保留盈餘						145,348	
本公司及附屬公司	781,134	397,589	194,306	134,459	87,681	150,904	1,746,073
聯營公司/合營業務	—	—	—	—	—	(5,556)	(5,556)
	781,134	397,589	194,306	134,459	87,681	145,348	1,740,517

	集團						
	股份溢價	資本公積金 (附註a)	法定盈餘公積金 (附註b)	法定公益金 (附註b)	任意盈餘公積金 (附註b)	保留盈餘	總額
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零四年一月一日	781,134	397,589	194,306	134,459	87,681	145,348	1,740,517
本年度盈利	—	—	—	—	—	42,829	42,829
二零零三年已派末期股息	—	—	—	—	—	(48,654)	(48,654)
轉撥，淨值	—	2,243	23,716	19,114	21,319	(66,392)	—
二零零四年十二月三十一日	781,134	399,832	218,022	153,573	109,000	73,131	1,734,692
組成如下：							
二零零四年擬派末期股息(附註c)						20,273	
其他						52,858	
二零零四年十二月三十一日之保留盈餘						73,131	
本公司及附屬公司	781,134	399,832	218,022	153,573	109,000	77,847	1,739,408
聯營公司/合營業務	—	—	—	—	—	(4,716)	(4,716)
	781,134	399,832	218,022	153,573	109,000	73,131	1,734,692

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

十八 貿易及其他應付款

	集團		公司	
	二零零四年 **人民幣千元**	二零零三年 人民幣千元	**二零零四年** **人民幣千元**	二零零三年 人民幣千元
貿易應付款(附註a)	**985,686**	857,682	**—**	—
應付附屬公司款(附註b)	**—**	—	**1,407**	36,407
應付最終控股公司款(附註b)	**19,865**	13,762	**—**	—
其他應付款及應計費用	**424,663**	399,684	**26,535**	13,956
	1,430,214	1,271,128	**27,942**	50,363

(a) 於二零零四年十二月三十一日，貿易應付款之賬齡分析如下：

	集團	
	二零零四年 **人民幣千元**	二零零三年 人民幣千元
一年內	**952,171**	811,038
一至二年內	**13,724**	17,399
二年以上	**19,791**	29,245
	985,686	857,682

(b) 此等應付款項為無抵押，免息及無固定還款期。

十九 銀行貸款

	集團	
	二零零四年 **人民幣千元**	二零零三年 人民幣千元
有抵押	**255,959**	148,300
無抵押	**681,500**	515,930
	937,459	664,230

二十 股本

	已註冊，發行及繳足股本			
	二零零四年		二零零三年	
	股數	**人民幣千元**	股數	人民幣千元
國家股	**513,000,000**	**513,000**	513,000,000	513,000
H股	**219,900,000**	**219,900**	219,900,000	219,900
A股	**78,000,000**	**78,000**	78,000,000	78,000
合計	**810,900,000**	**810,900**	810,900,000	810,900

十六 貿易及其他應收款(續)

(a) 由賒銷所產生的貿易應收款一般可享有一至三個月的信用期。於二零零四年十二月三十一日，扣除壞賬準備後貿易應收款之賬齡分析如下：

	集團	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
六個月以內	**1,035,255**	860,302
六個月至一年	**104,247**	53,452
一年以上	**13,432**	16,974
	1,152,934	930,728

對於長期未能收回的可能呆壞應收款項，經評估其狀況後，對其計提壞賬準備。

(b) 此等應收款項為無抵押， 按市場利率計息並於要求時即時償還。

(c) 此等應收款項為無抵押，免息並於要求時即時償還。

(d) 於2004年12月31日，本集團中的企業向中國境內的銀行貼現達人民幣100,661,000元的貿易應收款，此貼現有保留追索權利的安排。相應的借款包括在短期貸款。

十七 買賣證券

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
股本證券，中國上市	**—**	3,565	**—**	3,565
其他非上市投資	**18,562**	45,935	**18,562**	45,935
	18,562	49,500	**18,562**	49,500
上市投資之市值	**—**	4,476	**—**	4,476

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

十四 非買賣證券

	集團		公司	
	二零零四年 人民幣千元	二零零三年 人民幣千元	**二零零四年 人民幣千元**	二零零三年 人民幣千元
非上市公司股份	**64,863**	68,873	**64,739**	68,527

於二零零四年十二月三十一日及二零零三年十二月三十一日，所有非買賣證券均以成本值扣除減值虧損準備入賬。

於二零零四年十二月三十一日，本集團為非買賣證券計提的減值虧損準備為人民幣8,459,000元(二零零三年：人民幣4,671,000元)。

十五 存貨

	集團	
	二零零四年 人民幣千元	二零零三年 人民幣千元
原材料	**118,008**	116,341
在製品	**79,291**	62,652
製成品	**95,586**	80,768
商品	**783,119**	802,337
生產物料	**1,955**	5,802
	1,077,959	1,067,900

於二零零四年十二月三十一日，以可變現淨值列賬之存貨之賬面值合共人民幣2,628,000元(二零零三年：無)。

十六 貿易及其他應收款

	集團		公司	
	二零零四年 人民幣千元	二零零三年 人民幣千元	**二零零四年 人民幣千元**	二零零三年 人民幣千元
貿易應收款(附註a)	**1,152,934**	930,728	**—**	—
其他應收款及預付款	**352,991**	335,238	**1,858**	7,840
應收款：				
附屬公司(附註b)	**—**	—	**338,484**	307,991
最終控股公司與同系附屬公司(附註c)	**12,708**	23,809	**4,896**	3,795
應收附屬公司股息	**—**	—	**88,635**	62,499
	1,518,633	1,289,775	**433,873**	382,125

十二 附屬公司投資

	公司	
	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
附屬公司投資－非上市股份，按成本值	**1,574,623**	1,504,535
減：減值支出	**(97,148)**	—
	1,477,475	1,504,535

主要附屬公司詳情載於附註二十九內。

十三 聯營公司權益/合營業務權益

	集團		公司	
	二零零四年	二零零三年	**二零零四年**	二零零三年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
非上市股份，按成本值	**—**	—	**3,273**	2,648
應佔資產淨值	**6,066**	5,292	**—**	—

於二零零四年十二月三十一日，本集團之聯營公司和合營業務權益資料如下：

名稱	**持有之已發行股份詳情**	**註冊及營業地點**	**應佔權益百分比%**	**主要業務**
廣州聯傑電腦科技有限公司	註冊資本：人民幣500,000元	中國	50	ERP諮詢服務
廣州中富藥業有限公司	註冊資本：人民幣800,000元	中國	50	生產中成藥
印尼三有實業有限公司	普通股：每股一美金	印尼	50	暫停營業
明泰(泰國)實業有限公司	普通股：每股一泰銖	泰國	40	暫停營業
廣州金申醫藥科技有限公司	註冊資本：人民幣1,500,000元	中國	38.25	生產保健品
暨華醫療器械責任有限公司	註冊資本：人民幣10,000,000元	中國	24	開發、生產及銷售醫療器械

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

十 固定資產(續)

公司

	土地及樓宇 人民幣千元	廠房、機器及設備 人民幣千元	汽車 人民幣千元	總計 人民幣千元
成本值				
二零零四年一月一日	25,055	15,907	1,530	42,492
添置	—	3,743	—	3,743
出售	—	(142)	—	(142)
二零零四年十二月三十一日	**25,055**	**19,508**	**1,530**	**46,093**
累積折舊				
二零零四年一月一日	13,476	6,977	299	20,752
本年度折舊	466	2,887	151	3,504
出售	—	(112)	—	(112)
二零零四年十二月三十一日	**13,942**	**9,752**	**450**	**24,144**
賬面淨值				
二零零四年十二月三十一日	**11,113**	**9,756**	**1,080**	**21,949**
二零零三年十二月三十一日	11,579	8,930	1,231	21,740

除了賬面淨值為人民幣9,556,000元(二零零三年：人民幣9,919,000元)之物業位於香港外，本集團其他所有投資物業及樓宇均位於中國內陸。位於中國內陸的投資物業及樓宇的有關土地使用權由廣州土地管理局授予20年至50年使用期限。

投資物業於二零零四年十二月三十一日按工業用途價值基準由獨立特許測量師漢華評值有限公司之葉國光先生重估。葉國光先生是特許估值測量師及註冊專業測量師。

於二零零四年十二月三十一日，本集團之銀行借款是以賬面淨值人民幣130,344,000元(二零零三年：人民幣118,400,000元)的固定資產作抵押的。

十一 在建工程

	集團	
	二零零四年 人民幣千元	二零零三年 人民幣千元
於一月一日	**305,929**	236,616
添置	**236,348**	312,996
少數股東投入	**6,538**	—
收購一家附屬公司	**369**	—
轉予固定資產	**(429,539)**	(243,683)
於十二月三十一日	**119,645**	305,929

在建工程包括資本化的利息支出人民幣3,746,000元(二零零三年：人民幣62,540元)。

十 固定資產

集團

	投資物業	土地使用權	土地及樓宇	廠房、機器及設備	汽車	總計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
成本值或估值						
二零零四年一月一日	8,712	109,220	960,677	664,253	91,220	1,834,082
添置	—	9,548	34,104	30,368	6,616	80,636
少數股東投入	—	—	5,690	3,181	637	9,508
收購一家附屬公司	—	—	—	490	581	1,071
轉撥自在建工程	—	—	185,721	243,197	621	429,539
出售	—	—	(5,533)	(18,707)	(6,573)	(30,813)
二零零四年十二月三十一日	**8,712**	**118,768**	**1,180,659**	**922,782**	**93,102**	**2,324,023**
累積折舊及攤銷						
二零零四年一月一日	—	18,136	198,544	333,794	51,691	602,165
折舊與攤銷	—	3,603	49,103	50,896	14,829	118,431
少數股東投入	—	—	1,549	1,681	384	3,614
收購一家附屬公司	—	—	—	175	443	618
減值開支(附註三)	—	966	41	1,514	—	2,521
出售	—	—	(2,650)	(13,261)	(6,039)	(21,950)
二零零四年十二月三十一日	**—**	**22,705**	**246,587**	**374,799**	**61,308**	**705,399**
賬面淨值						
二零零四年十二月三十一日	**8,712**	**96,063**	**934,072**	**547,983**	**31,794**	**1,618,624**
二零零三年十二月三十一日	8,712	91,084	762,133	330,459	39,529	1,231,917

於二零零四年十二月三十一日，以上資產之成本值或估值分析如下：

	投資物業	土地使用權	土地及樓宇	廠房、機器及設備	汽車	總計
成本值	**—**	**118,768**	**1,180,659**	**922,782**	**93,102**	**2,315,311**
二零零四年估值	**8,712**	**—**	**—**	**—**	**—**	**8,712**
	8,712	**118,768**	**1,180,659**	**922,782**	**93,102**	**2,324,023**

於二零零三年十二月三十一日，以上資產之成本值或估值分析如下：

	投資物業	土地使用權	土地及樓宇	廠房、機器及設備	汽車	總計
成本值	—	109,220	960,677	664,253	91,220	1,825,370
二零零三年估值	8,712	—	—	—	—	8,712
	8,712	109,220	960,677	664,253	91,220	1,834,082

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

九　無形資產

集團

	職工住房改造款項 人民幣千元	專利權及商標 人民幣千元	商譽 人民幣千元	總計 人民幣千元
於二零零四年一月一日賬面淨值	**58,571**	**2,912**	**—**	**61,483**
添置	**—**	**5,008**	**2,154**	**7,162**
攤銷支出	**(10,446)**	**(503)**	**(150)**	**(11,099)**
於二零零四年十二月三十一日賬面淨值	**48,125**	**7,417**	**2,004**	**57,546**
於二零零四年十二月三十一日				
成本	**104,467**	**7,988**	**2,154**	**114,609**
累計攤銷	**(56,342)**	**(571)**	**(150)**	**(57,063)**
賬面淨值	**48,125**	**7,417**	**2,004**	**57,546**
於二零零三年十二月三十一日				
成本	104,467	2,980	—	107,447
累計攤銷	(45,896)	(68)	—	(45,964)
賬面淨值	58,571	2,912	—	61,483

公司

	二零零四年 **人民幣千元**	二零零三年 人民幣千元
職工住房改造款項		
於一月一日之淨值	**1,458**	1,701
攤銷支出	**(243)**	(243)
於十二月三十一日之淨值	**1,215**	1,458
於十二月三十一日		
成本	**2,524**	2,524
累計攤銷	**(1,309)**	(1,066)
賬面淨值	**1,215**	1,458

八 董事、監事及高級管理人員酬金*(續)*

(a) 董事、監事及高級管理人員酬金*(續)*

公司董事、監事及高級管理人員之薪酬範圍如下：

	人數	
	二零零四年	二零零三年
薪酬		
人民幣零至1,000,000元	**13**	15
人民幣1,000,001至1,500,000元	**1**	—

截至二零零四年十二月三十一日止年度，一名監事放棄其酬金人民幣22,500元。截至二零零三年十二月三十一日止年度，並無董事、 監事及高級管理人員放棄其所授酬金。

(b) 五位最高薪酬人士

本年度集團內五位最高薪酬人士包括兩名(二零零三年：四名)董事，其酬金已載於上文分析。其餘三名(二零零三年：一名)最高薪酬人士之酬金分析如下：

	二零零四年	二零零三年
	人民幣千元	*人民幣千元*
基本薪金、津貼及實物利益	**499**	140
花紅	**1,330**	690
退休福利	**48**	14
	1,877	844

薪酬範圍如下：

	人數	
	二零零四年	二零零三年
薪酬		
人民幣零至1,000,000元	**3**	1

七 每股盈利

截至二零零四年十二月三十一日止年度每股盈利乃根據股東應佔盈利人民幣42,829,000元(二零零三年：人民幣146,667,000元)及已發行普通股數810,900,000股計算(二零零三年：810,900,000股)。

截至二零零四年十二月三十一日止年度及截至二零零三年十二月三十一日止年度，由於沒有發行攤薄證券，因而無呈列每股攤薄盈利。

八 董事、監事及高級管理人員酬金

(a) 董事、監事及高級管理人員酬金

年內本公司的董事、監事及高級管理人員之酬金支付總額如下：

	二零零四年 ***人民幣千元***	二零零三年 *人民幣千元*
袍金		
執行董事	**—**	—
非執行董事	**278**	309
監事	**—**	—
執行董事之其他酬金		
基本薪金、津貼及實物利益	**430**	866
花紅	**1,754**	2,438
退休福利	**48**	57
監事之其他酬金		
基本薪金、津貼及實物利益	**107**	242
花紅	**107**	321
退休福利	**14**	14
高級管理人員之其他酬金		
基本薪金、津貼及實物利益	**130**	370
花紅	**297**	489
退休福利	**—**	28
	3,165	5,134

五 稅項

在綜合損益表支銷之稅項如下：

	二零零四年 人民幣千元	二零零三年 人民幣千元
當期稅項：		
— 中國企業所得稅	**103,569**	134,425
遞延稅項暫時性差異的產生及轉回	**6,726**	13,882
	110,295	148,307
應佔聯營公司之稅項	**—**	86
稅項支出	**110,295**	148,393

除一家設立於沿海經濟開發區的外商投資企業適用企業所得稅率為27%外，中國企業所得稅乃按照本年度估計應課稅盈利主要依稅率33%(二零零三年：33%)提撥準備。

本集團有關除稅前盈利之稅項與按採用中國企業所得稅之稅率而計算之理論稅額之差額如下：

	二零零四年 人民幣千元	二零零三年 人民幣千元
除稅前盈利	**161,675**	307,829
按稅率33%(二零零三年：33%)計算之稅項	**53,353**	101,584
附屬公司不同稅率之影響	**(2,120)**	(2,488)
無須課稅之收入	**(2,081)**	(13,350)
不可扣稅之支出	**63,374**	63,995
稅收返還(附註)	**(2,231)**	(1,348)
稅項支出	**110,295**	148,393

附註： 二零零四年度本集團取得的稅收返還為有關國內固定資產技術改造的所得稅優惠。此等所得稅優惠已沖減當年支銷之稅項。

集團屬下於中國以外地方成立的公司乃根據彼等經營的國家的稅務法律按應課稅收入繳付所得稅。

六 股東應佔盈利

計入本公司賬目之股東應佔盈利為人民幣24,473,000元(二零零三年：人民幣67,000,000元)。

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

三 經營盈利

經營盈利已扣除及計入下列項目：

	二零零四年 人民幣千元	二零零三年 人民幣千元
扣除		
固定資產之折舊及攤銷	**118,431**	105,655
無形資產之攤銷	**11,099**	10,514
固定資產減值支出(附註a)	**2,521**	1,186
非買賣證券減值支出(附註c)	**3,788**	4,671
壞賬準備	**5,095**	—
將存貨撇減至可變現淨值	**25,148**	—
買賣證券減值支出	**1,191**	—
有關投資物業之支出	**3,749**	4,030
有關其他物業之支出	**2,629**	1,840
出售固定資產損失	**7,852**	4,917
研究及開發成本	**30,984**	35,536
核數師酬金	**3,324**	3,180
員工成本		
養老金(附註二十五(a))	**61,455**	58,311
住房公積金(附註二十五(b))	**30,538**	22,113
醫療保險(附註二十五(c))	**25,143**	24,244
住房補貼(附註二十五(d))	**12,132**	19,290
薪金、工資及其他福利支出	**483,343**	436,145
土地及樓宇經營租賃	**36,172**	30,716
計入		
買賣證券減值準備之撥回(附註b)	**—**	690
壞賬準備之撥回	**—**	9,437

附註：

a. *減值的成因主要由於生產線的技術改造、設備更新。*

b. *買賣證券減值準備之撥回主要由於該買賣證券的市場價值回升所引致(附註十七)。*

c. *非買賣證券的減值支出主要是於資產負債表日該證券的公允價值非短期性低於其賬面價值。*

四 理財成本

	二零零四年 人民幣千元	二零零三年 人民幣千元
利息支出	**48,513**	37,385
其他附帶之借貸成本	**2,427**	1,966
產生之借貸成本總額	**50,940**	39,351
減：資本化作為在建工程之成本	**(3,746)**	(5,179)
	47,194	34,172

從一般借貸得來並用作開發在建工程之資金所用之資本化年利率約為4.32% — 5.49%(二零零三年：4.94% — 5.49%)。

二 營業額、收益及分部資料(續)

	二零零三年					
	製造	批發	零售	進出口	抵銷	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
外部	1,890,364	4,544,134	354,438	184,177	—	6,973,113
內部	27,648	189,671	17,015	33,568	(267,902)	—
總計	1,918,012	4,733,805	371,453	217,745	(267,902)	6,973,113
分部業績	280,038	95,055	5,205	1,565	(12,445)	369,418
未分配成本						(27,881)
經營盈利						341,537
理財成本						(34,172)
應佔盈利減虧損						
聯營公司/合營公司	464					464
除税前盈利						307,829
税項						(148,393)
除税後盈利						159,436
少數股東權益						(12,769)
淨盈利						146,667
分部資產	2,193,747	2,004,166	179,183	120,949	(309,913)	4,188,132
聯營公司/合營公司權益	5,292					5,292
未分配資產						760,667
總資產						4,954,091
分部負債	658,459	1,642,500	63,367	71,444	(309,913)	2,125,857
未分配負債						94,190
總負債						2,220,047
資本性開支	303,812	54,732	4,145	665		363,354
折舊	80,901	20,481	4,064	209		105,655
攤銷開支	7,469	3,015	—	30		10,514
固定資產減值開支	1,186	—	—	—		1,186

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

二　營業額、收益及分部資料(續)

	二零零四年					
	製造	批發	零售	進出口	抵銷	集團
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額						
外部	1,920,231	5,339,957	278,830	170,547	—	7,709,565
內部	16,656	261,155	9	23,114	(300,934)	—
總計	1,936,887	5,601,112	278,839	193,661	(300,934)	7,709,565
分部業績	205,990	49,599	(17,006)	3,790	(10,012)	232,361
未分配成本						(22,931)
經營盈利						209,430
理財成本						(47,194)
應佔盈利減虧損						
聯營公司/合營公司	(561)					(561)
除税前盈利						161,675
税項						(110,295)
除税後盈利						51,380
少數股東權益						(8,551)
淨盈利						42,829
分部資產	2,562,404	2,368,736	162,165	103,114	(338,484)	4,857,935
聯營公司/						
合營公司權益	6,066					6,066
未分配資產						549,437
總資產						5,413,438
分部負債	766,297	2,018,186	69,252	69,194	(338,484)	2,584,445
未分配負債						71,114
總負債						2,655,559
資本性開支	307,879	16,200	4,085	366		328,530
折舊	89,529	26,031	2,362	509		118,431
攤銷開支	7,863	3,206	—	30		11,099
固定資產減值開支	2,521	—	—	—		2,521

二 營業額、收益及分部資料

本集團主要從事中成藥製造及銷售，以及西藥、中成藥、中藥材及各種醫療儀器的批發、零售及進出口業務。本年度列賬之收益如下：

	二零零四年 **人民幣千元**	二零零三年 人民幣千元
營業額：		
銷售貨品	**7,709,565**	6,973,113
其他收益：		
政府補貼	**375**	290
對附屬公司的股權沖淡而產生之收益	**—**	3,565
出售共同控制實體之收入	**—**	934
出售一家附屬公司之收入	**—**	1,786
利息收入	**9,326**	11,210
投資物業之總租金收入	**21,883**	21,286
其他物業之總租金收入	**13,147**	9,201
供應商推廣收入	**9,433**	12,947
專利費收入	**2,032**	1,600
出售買賣證券之已變現收益	**1,666**	—
非上市投資之股息收入	**—**	4,880
其他	**7,284**	7,224
	65,146	74,923
總收益	**7,774,711**	7,048,036

集團經營以下主要業務分部：

- 製造中成藥；
- 批發西藥、中成藥、中藥材及醫療器械；
- 零售西藥、中成藥、中藥材及醫療器械；
- 進出口西藥。

集團其他業務主要為持有投資物業及非買賣證券，兩者的規模皆不足以作出獨立報告。

一 主要會計政策(續)

(m) 或然負債及或然資產(續)

或然資產指因已發生的事件而可能產生之資產，此等資產需就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。

或然資產不會被確認，但會於可能收到經濟收益時在賬目附註中披露。若實質確定有收到經濟收益時，此等效益才被確認為資產。

(n) 收益確認

銷貨收益在擁有權之風險及回報轉移時確認，通常亦即為貨品付運予客戶及所有權轉讓時。

服務收益在服務提供後確認。

利息收入依據未償還本金額及適用利率按時間比例確認。

專利費收入在收取專利費之權利確定時入賬。

股息收入在收取股息之權利確定時入賬。

經營租賃之租金收入按直線法確認。

從供貨商處取得之推銷收入於收取該款項之權利成立時確認。

當能夠合理地保證集團會符合附帶條件以及補貼將可收取時，政府補貼確認入賬。

(o) 借貸成本

凡直接與購置、興建或生產某項資產(該資產必須經過頗長時間籌備以作預定用途或出售)有關之借貸成本，均資本化為資產之部分成本。

所有其他借貸成本均於發生年度內在損益賬支銷。

(p) 分部報告

按照集團之內部財務報告，本集團已決定將業務分部資料作為主要報告形式，而地區分佈資料則以從屬報告形式呈列。如海外市場之業務佔本集團綜合營業額及經營業績不足10%，則毋須呈列地區營業額和經營業績之分析。

未分配成本指集團整體性開支。分部資產主要包括無形資產、固定資產、存貨、應收款項及經營現金，不包括之項目主要為證券投資及投資物業。分部負債指經營負債，而不包括例如稅項及若干企業借款等項目。資本性開支包括購入固定資產和在建工程的費用，當中包括因收購附屬公司而添置之資產。

一 主要會計政策(續)

(k) 僱員福利

(i) 養老金

集團根據廣州市人民政府設立之退休計劃而繳納之供款，於員工服務提供期間確認為費用。

(ii) 住房福利

集團根據廣州市人民政府設立之住房公積金計劃而繳納之供款，於員工服務提供期間確認為費用。

集團設立及實施住房補貼計劃之開支，在有關法定或約定義務之條件成立時確認為費用。

(iii) 醫療保險

集團根據廣州市人民政府設立之醫療保險供款計劃，為在職僱員繳納的醫療保險金在該僱員服務期間確認為費用。

為退休及將予退休員工而計提之醫療保險金，按其過往所提供之服務年限預提列支。倘有關供款無需在未來十二個月內全數支付，則供款採用折讓率折讓。該折讓率參考高質投資項目於結算日之市場收益率釐定。

關於集團僱員福利之詳情見附註二十五。

(l) 遞延稅項

遞延稅項採用負債法就資產負債之稅基與它們在賬目之賬面值兩者之短暫時差作全數撥備。遞延稅項採用在結算日前已頒佈或實質頒佈之稅率釐定。

遞延稅項資產乃就有可能將未來應課稅溢利與可動用之短暫時差抵銷而確認。

遞延稅項乃就附屬公司、聯營公司及合營企業之短暫時差而撥備，但假若可以控制時差之撥回，並有可能在可預見未來不會撥回則除外。

(m) 或然負債及或然資產

或然負債指因為已發生的事件而可能引起之責任，此等責任就某一宗或多宗事件會否發生才能確認，而集團並不能完全控制這些未來事件會否實現。或然負債亦可能是因已發生的事件引致之現有責任，但由於可能不需要消耗經濟資源，或責任金額未能可靠衡量而未有入賬。

或然負債不會被確認，但會在賬目附註中披露。假若資源流出之可能性改變導致可能出現資源消耗，此等負債將被確認撥備。

一 主要會計政策(續)

(f) 經營租賃

經營租賃是指擁有資產之風險及回報實質上全部由出租公司保留之租賃。租賃款額在扣除自出租公司收取之任何獎勵金後，於租賃期內以直線法在損益賬中支銷。

(g) 證券投資

(i) 非買賣證券

非買賣證券按成本值減任何耗蝕準備入賬。

個別投資之賬面值在每年結算日均作檢討，以評估其公平值是否已下跌至低於其賬面值。假如下跌並非短期性，則有關證券之賬面值須削減至其公平值。耗蝕虧損在損益賬中列作開支。當引致撇減或撇銷之情況及事件不再存在，而有可信證據顯示新的情況和事件會於可預見將來持續，則將此項耗蝕虧損撥回損益表。

(ii) 買賣證券

買賣證券按公平值列賬。在每年結算日，買賣證券之公平值變動而引致之未變現盈虧淨額均在損益表記賬。出售買賣證券之盈利或虧損指出售所得款項淨額與賬面值之差額，並在產生時於損益表記賬。

(h) 存貨

存貨包括製成品及在製品，按成本值或可變現淨值二者之較低者入賬。成本值以先進先出法計算，並包括原材料、直接人工及所有生產經常開支之應佔部分。可變現淨值乃按預計銷售所得款扣除估計營銷費用計算。

(i) 應收賬款

凡被視為呆賬之應收賬款，均提撥準備。在資產負債表內列賬之應收賬款已扣除有關之準備金。

如應收款之轉售或貼現有保留追索權利的安排，則該等應收款之轉售或貼現將會於其相關利益已實現、到期或被放棄，以致集團不能控制此等利益時確認。

(j) 現金及現金等價物

現金及現金等價物按成本在資產負債表內列賬。在現金流量表中，現金及現金等價物包括庫存現金、銀行通知存款，三個月或以內到期的現金投資及銀行透支。

一 主要會計政策(續)

(d) 固定資產(續)

(ii) 物業、機器及設備(續)

樓宇折舊之計算乃按原值減除累計減值虧損及估計餘值後按直線基準就其剩餘之土地使用年期分20至50年或預計被集團使用的年期兩者之較短者提取。

其他物業、機器及設備以原值減累計折舊及累計減值虧損列賬。折舊以直線基準按預計可被集團使用的年期撇銷原值減累計減值虧損及估計餘值計算。固定資產的預計可使用年期如下:

廠房、機器及設備	5至15年
汽車及辦公設備	5至10年

(iii) 減值與出售盈虧

在每年結算日,在建工程、廠房、機器及設備項內之資產皆透過集團內部及外界所獲得的信息,評核該等資產有否耗蝕。如有迹象顯示該等資產出現耗蝕,則估算其可收回價值,及在合適情況下將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬,但假若某資產乃按估值列賬,而減值虧損不超過該資產之重估盈餘,此等虧損則當作重估減值。

除出售投資物業之收益或虧損外,出售固定資產之收益或虧損將列算於損益表內。出售固定資產之收益或虧損乃出售所得收入淨額與資產賬面值之差額。任何屬於被出售的資產之重估儲備結餘均轉撥至保留盈餘,並列作儲備變動。

(iv) 在建工程

在建工程乃按成本減累計減值虧損入賬。成本包括收購或建築樓宇、廠房及機器的所有直接及間接成本,以及於投產日期前在興建、安裝及測試期間發生的有關借貸的利息支出。當機器可以持續生產具商業數量的可銷售質量產品,則視為已經投產。

(e) 政府補貼

當能夠合理地保證集團會符合附帶條件以及補貼將可收取時,政府補貼確認入賬。

與收入有關之補貼遞延及按擬補償之成本配合所需期間在損益賬中記賬。

與購買固定資產有關之政府補貼列作非流動負債下之遞延收入,並按有關資產之預期可用年期以直線法撥入損益賬。

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

一 主要會計政策(續)

(c) 無形資產(續)

(iv) 研究及開發成本

研究成本在發生時作為費用支銷。當能夠證明開發中產品技術之可行性及有意完成該產品,而亦有資源協助、成本可予識別,及有能力出售或使用該資產而能賺取盈利,則將新產品或改良產品之設計及測試之開發所涉及之成本確認為無形資產,並以直線法按不超過5年之期間攤銷,以反映相關經濟效益確認之模式。不符合上述條件之開發成本在發生時作為費用支銷。已入賬為支出之開發成本不會在往後期間確認為資產。

(v) 無形資產耗蝕

如有迹象顯示出現耗蝕,則無形資產之賬面值,包括之前已在儲備記賬之商譽,均需評估及即時撇減至可收回價值。

(d) 固定資產

(i) 投資物業

投資物業乃在土地及樓宇中所佔之權益,而該等土地及樓宇之建築工程及發展經已完成,因其具有投資價值而持有,任何租金收入均按公平原則磋商。

投資物業皆由獨立估值師每年評估。估值是以個別物業之公開市值為計算基準,而土地及樓宇並不分開估值。估值會用於年度賬目內。重估之增值撥入投資物業重估儲備,減值則首先以整個組合為基礎與先前之增值對銷,然後從經營盈利中扣除。其後任何增值將撥入經營盈利,惟最高以先前扣減之金額為限。

在出售投資物業時,重估儲備中與先前估值有關之已變現部分,將從投資物業重估儲備轉撥至損益賬。

(ii) 物業、機器及設備

土地使用權及投資物業以外之樓宇按成本減除累計折舊及累計減值虧損列賬。

土地使用權之成本扣除累計減值虧損後按其剩餘之土地使用年期分20至50年以直線基準攤銷。

一 主要會計政策(續)

(c) 無形資產

(i) 商譽/負商譽

商譽指收購成本超出於收購日集團應佔所收購附屬公司/合營企業/聯營公司之淨資產之數額。

於二零零一年一月一日或以後產生之收購商譽計入無形資產，並於其估計可用年期以直線法攤銷。本集團進行大型策略性收購以開拓產品或地區市場佔有率所產生之商譽，以不多於15年之期間攤銷。所有其他收購商譽，一般以5至10年之期間攤銷。

於二零零一年一月一日前產生之收購商譽已於儲備中對銷。若該商譽有耗蝕，所產生之任何減值均記入損益賬。

負商譽指本集團應佔所購淨資產之公平值超出收購成本之數額。

於二零零一年一月一日後進行之收購，負商譽於資產負債表內之分類方式與商譽一樣。涉及本集團收購計劃內已識別之預期未來虧損及開支並能可靠地量度之負商譽，於未來虧損及開支可予確認時在收入報表確認，惟此等負商譽不代表收購日之可予識別負債。任何剩餘負商譽，以不超過購入非貨幣性資產之公平值為限，按該等資產餘下之加權平均可用年期在損益賬內確認；而超出該等非貨幣性資產公平值之負商譽乃即時於損益表內確認。

在二零零一年一月一日前進行之收購，負商譽已直接計入收購儲備。

(ii) 專利權及商標

購入專利權及商標之開支將予資本化，並以直線法按不超過20年之可使用年期攤銷。由於專利權及商標並無活躍市場，故其價值不會進行重估。

(iii) 職工住房改造款

職工住房改造款項是指集團於二零零零年前為其職工購置職工住房所付出的款項。該款項會被列為資產。此項成本將以直線基準按不超過10年攤銷，以反映相關經濟效益確認之模式。上述之相關經濟效益是按職工的平均剩餘服務年期而作出評估。

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

一 主要會計政策*(續)*

(b) 集團會計*(續)*

(ii) 合營業務

合營業務指集團與其他人士以合約協議方式共同進行經濟活動，該活動受雙方共同控制，任何一方均沒有單方面之控制權。

綜合損益賬包括集團應佔共同控制實體本年度業績，而綜合資產負債表則包括集團應佔共同控制實體之資產淨值。

(iii) 聯營公司

聯營公司為附屬公司或合營企業以外，集團持有其股權作長期投資，並對其管理具有重大影響力之公司。

綜合損益賬包括集團應佔聯營公司之本年度業績，而綜合資產負債表則包括集團應佔聯營公司之資產淨值。

當聯營公司之投資賬面值已全數撇銷，便不再採用權益會計法，除非集團就該聯營公司已產生承擔或有擔保之承擔。

在本公司之資產負債表內，聯營公司之投資以成本值減去減值虧損準備列賬。本公司將聯營公司之業績按已收及應收股息入賬。

(iv) 外幣換算

本公司及其附屬公司的賬目均是以人民幣為記賬本位幣。

以外幣為本位之交易，均按交易當日之匯率折算。於結算日以外幣顯示之貨幣資產與負債則按結算日之匯率折算。由此產生之匯兌盈虧均計入損益賬。

附屬公司、共同控制實體及聯營公司以外幣顯示之資產負債表均按結算日之匯率折算，而損益賬則按平均匯率折算。由此產生之匯兌盈虧作為儲備變動入賬。

一　主要會計政策

編製此等賬目所採用之主要會計政策列載如下：

(a) 編製基準

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之會計標準編製。賬目並依據歷史成本常規法編製，惟若干物業及證券投資乃按公平值列賬(見下文會計政策)。

香港會計師公會頒佈多項新訂及經修訂香港財務匯報準則及香港會計準則(「新訂香港財務匯報準則」)，對二零零五年一月一日或後起計的會計期間有效。本集團並無就截至於二零零四年十二月三十一日止年度的合併賬目提早採納該等新訂香港財務匯報準則。本集團已對該等新訂財務匯報準則所造成的影響展開評估，惟仍未能確定該等新訂香港財務匯報準則會否對本集團的經營業績及財務狀況造成重大影響。

(b) 集團會計

(i) 綜合賬目

綜合賬目包括本公司及各附屬公司截至十二月三十一日止之賬目。

附屬公司指本公司直接或間接控制過半數投票權；有權控制財政及營運決策；委任或撤換董事會大多數成員；或在董事會會議上有大多數投票權之公司。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

出售附屬公司之收益或虧損指出售所得之收入與集團應佔該公司資產淨值之差額，連同之前並未在綜合損益賬內支銷或入賬之任何未攤銷商譽或負商譽，或已在儲備記賬之商譽/負商譽，以及任何相關之累積外幣匯兑儲備。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

綜合現金流量表

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	**二零零四年 人民幣千元**	二零零三年 人民幣千元
經營產生之現金流入淨額	24(a)	**299,499**	106,268
支付利息		**(50,424)**	(34,252)
支付稅項 - 中國企業所得稅		**(113,714)**	(131,633)
經營活動之現金流入/(流出)淨額		**135,361**	(59,617)
投資活動			
購置固定資產		**(71,609)**	(46,620)
在建工程支出		**(232,602)**	(314,313)
購置無形資產		**—**	(2,980)
出售固定資產		**1,011**	5,254
出售一家附屬公司,扣除售出之現金		**—**	1,569
收購一家附屬公司,扣除購入之現金	24(d)	**(2,150)**	—
收取政府補貼		**13,822**	23,075
收取利息		**9,326**	11,202
收取投資股息		**8,403**	3,671
收取聯營公司股息		**—**	281
出售買賣證券		**41,413**	20,000
購入買賣證券		**(10,000)**	(8,000)
出售合營業務收到之現金		**6,000**	—
收購聯營公司		**(1,795)**	(1,675)
出售聯營公司		**181**	—
出售非買賣證券		**277**	—
購入非買賣證券		**(881)**	(150)
出售一家附屬公司部分股權收取的定金		**8,880**	—
收回合營公司借款		**800**	—
收回同系附屬子公司借款		**2,131**	—
投資活動之現金流出淨額		**(226,793)**	(308,686)
理財前之現金流出淨額		**(91,432)**	(368,303)
理財活動	24(b)		
少數股東投入之股本		**3,265**	7,650
應付新借貸款		**1,256,482**	882,685
償還借款		**(1,044,178)**	(646,340)
派發股息		**(48,654)**	(48,654)
派發予少數股東之股息		**(9,987)**	(8,933)
理財活動之現金流入淨額		**156,928**	186,408
現金及現金等價物之增加/(減少)		**65,496**	(181,895)
一月一日之現金及現金等價物		**816,889**	998,784
十二月三十一日之現金及現金等價物	24(e)	**882,385**	816,889

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	**二零零四年 人民幣千元**	二零零三年 人民幣千元
於一月一日之總權益		**2,551,417**	2,454,080
本年度盈利	21	**42,829**	146,667
出售附屬公司後撥往損益賬之儲備	21	**—**	(676)
股息	21	**(48,654)**	(48,654)
於十二月三十一日之總權益		**2,545,592**	2,551,417

資產負債表

二零零四年十二月三十一日結算
(按香港普遍採納會計原則編製)

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
非流動資產			
無形資產	9	**1,215**	1,458
固定資產	10	**21,949**	21,740
附屬公司投資	12	**1,477,475**	1,504,535
聯營公司權益/合營業務權益	13	**3,273**	2,648
非買賣證券	14	**64,739**	68,527
		1,568,651	1,598,908
流動資產			
其他應收款	16	**433,873**	382,125
買賣證券	17	**18,562**	49,500
銀行結餘及現金		**201,801**	231,542
		654,236	663,167
流動負債			
其他應付款	18	**27,942**	50,363
流動資產淨額		**626,294**	612,804
總資產減流動負債		**2,194,945**	2,211,712
資金來源：			
股本	20	**810,900**	810,900
儲備	21	**1,384,045**	1,400,812
		2,194,945	2,211,712

周躍進　　**何舒華**
董事　　*董事*

二零零四年十二月三十一日結算
(按香港普遍採納會計原則編製)

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
非流動資產			
無形資產	9	**57,546**	61,483
固定資產	10	**1,618,624**	1,231,917
在建工程	11	**119,645**	305,929
聯營公司權益 / 合營業務權益	13	**6,066**	5,292
非買賣證券	14	**64,863**	68,873
遞延税項資產	23	**49,155**	56,533
		1,915,899	1,730,027
流動資產			
存貨	15	**1,077,959**	1,067,900
貿易及其他應收款	16	**1,518,633**	1,289,775
買賣證券	17	**18,562**	49,500
銀行結餘及現金		**882,385**	816,889
		3,497,539	3,224,064
流動負債			
貿易及其他應付款	18	**1,430,214**	1,271,128
應付税項		**34,680**	44,825
長期銀行貸款之一年內應償還額	22	**47,680**	30,000
短期銀行貸款	19	**937,459**	664,230
		2,450,033	2,010,183
流動資產淨額		**1,047,506**	1,213,881
總資產減流動負債		**2,963,405**	2,943,908
資金來源：			
股本	20	**810,900**	810,900
儲備	21	**1,734,692**	1,740,517
股東權益		**2,545,592**	2,551,417
少數股東權益		**212,287**	182,627
非流動負債			
長期銀行貸款	22	**109,500**	107,180
遞延税項負債	23	**43,174**	43,826
雇員福利	25	**52,852**	58,858
		2,963,405	2,943,908

周躍進
董事

何舒華
董事

綜合損益表

截至二零零四年十二月三十一日止年度
(按香港普遍採納會計原則編製)

	附註	二零零四年 人民幣千元	二零零三年 人民幣千元
營業額	2	**7,709,565**	6,973,113
銷售成本		**(6,313,633)**	(5,576,164)
毛利		**1,395,932**	1,396,949
其他收益	2	**65,146**	74,923
分銷成本		**(557,377)**	(504,230)
行政開支		**(666,716)**	(606,298)
其他經營開支		**(27,555)**	(19,807)
經營盈利	3	**209,430**	341,537
理財成本	4	**(47,194)**	(34,172)
除融資成本後經營盈利		**162,236**	307,365
應佔盈利減虧損			
聯營公司/合營業務		**(561)**	464
除税前盈利		**161,675**	307,829
税項	5	**(110,295)**	(148,393)
除税後盈利		**51,380**	159,436
少數股東權益		**(8,551)**	(12,769)
股東應佔盈利		**42,829**	146,667
股息	21(c)	**20,273**	48,654
每股盈利	7	**人民幣0.053元**	人民幣0.181元

致：廣州藥業股份有限公司全體股東
(於中華人民共和國成立的股份有限公司)

本核數師已完成審核第129頁至第169頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

編製真實兼公平之賬目乃貴公司董事之責任。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目出具獨立意見，並僅向整體股東報告，除此之外本報告別無其他目的。本核數師不會就本報告的內容向任何其他人士負上或承擔任何責任。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於二零零四年十二月三十一日結算時之財務狀況，及貴集團截至該日止年度之盈利及現金流量，並按照香港公司條例需予公佈資料之規定妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零五年四月二十七日

十五、按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異*(續)*

4. 於二零零一年十二月一日，根據廣州市人民政府頒佈的《廣州市城鎮職工基本醫療保險試行辦法》，本集團參加了由廣州市人民政府統籌的醫療保險計劃。按香港普遍採納之會計原則要求，就退休及將退休職工過往的服務之醫療保險均應作為以前年度之費用，而在按中國會計準則及制度編制的賬目中，此項醫療保險將在其實際支付時確認為費用。香港普遍採納之會計準則不採納現金收付實現制。

5. 本集團在按中國會計準則及制度編製的賬目中未計提遞延稅款，而在按香港普遍採納之會計原則編製的賬目中，採用負債法就所有之短暫時差作全數撥備遞延稅款負債，就有可能將未來應課稅盈利與可動用之短暫時差抵消確認遞延稅款資產。

6. 此項差異為在按中國會計準則及制度編製的賬面中於稅後利潤計提之職工福利基金。而按香港普遍採納之會計原則編製的賬面中，該等職工福利及獎勵基金於當期損益賬中支銷。

7. 本集團在按中國會計準則及制度編製的帳目中將對子公司增資而產生之損失確認為資本公積，而按香港普遍採納之會計原則編製的賬面中，該等損失於當期損益賬中確認，並由稅後利潤轉撥至資本公積。

8. 本集團在按中國會計準則及制度編製的帳目中將應付款項的核銷確認為資本公積。而按香港普遍採納之會計原則編製的賬面中，該等應付款項的核銷於損益賬中確認，並由稅後利潤轉撥至資本公積。

9. 由於上述調整使按香港普遍採納之會計原則與中國會計準則及制度計算之淨利潤/股東應佔盈利存在差異，因而引致少數股東權益發生差異。

十五、按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異(續)

		二零零四年 人民幣千元	二零零三年 人民幣千元
按中國會計準則及制度編製之淨利潤		**55,292**	139,795
無形資產之攤銷	1	**(10,446)**	(10,446)
固定資產重估增值部分所計提之折舊	2	**(1,975)**	(1,975)
補提之研究開發成本		**—**	(4,228)
需通過利潤表確認之政府補助收入	3	**361**	290
過渡性醫療保險計提差異	4	**5,476**	4,980
遞延税款之淨影響	5	**(6,727)**	(13,882)
需通過利潤表支銷之職工獎勵及福利基金計提	6	**(2,693)**	(2,507)
回轉的壞帳準備		**—**	26,067
確認由於對子公司的股權攤薄而產生之收益		**—**	3,565
確認由於子公司少數股東股權攤薄而產生之損失	7	**(1,908)**	—
確認核銷長期未支付之應付款項	8	**5,113**	7,224
少數股東權益的變動差異	9	**336**	(2,216)
按香港普遍採納之會計原則編制之股東應佔盈利		**42,829**	146,667

1. 此項目乃職工住房改造款，為二零零零年廣州藥業及其附屬企業(合稱本集團)職工向本集團購買職工住房發生之房改損失。按香港普遍採納之會計原則，此項損失視為無形資產，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。按中國會計準則及制度，相關損失調整當年年初未分配利潤。

2. 本集團在一九九七年H股上市時，本集團資產由一國際評估師進行重估，該重估增值已反映於按香港普遍採納之會計原則編製之賬目中，而不被反映在按中國會計準則及制度編制之賬目中。按香港普遍採納之會計原則計提的折舊數是按經重估後的價值為基準，所以計提數大於按中國會計準則及制度計提的折舊。

3. 本集團在按中國會計準則及制度編製的賬目中形成固定資產的政府撥款確認為資本公積，而按香港普遍採納之會計原則編制的賬目中，該等補助收入遞延，並於有關資產之預計可用年限以直線法計入損益。

十四、會計報表資料變動項目分析

(6) 其他應付款年末數比年初數增加65,953千元，增幅33.04%，主要原因是：(i)本公司屬下的廣州醫藥有限公司銷售業務上升，應收賬款轉讓業務增加，使應付交通銀行廣州分行的受託代收應收款項的金額增加；(ii)本公司屬下的廣州漢方現代中藥研究開發有限公司獲得廣藥集團的支援，取得財政部門下達的醫藥研製和開發專項資金，形成對廣藥集團的應付款項。

(7) 財務費用本年數比上年數增加70.60%，主要原因一方面是本年度短期借款增加，相應增加利息支出； 另一方面本年度較多採用應收票據貼現及應收賬款轉讓的方式融資，相應增加金融機構手續費支出。

(8) 營業外收入本年數比上年數增加161.35%，主要原因是本公司屬下的藥材公司本年度取得的拆遷補償收入增加4,565千元。

(9) 經營活動產生的現金流量淨額比上年數增加3,036.20%，主要原因是經營活動的現金收入增幅明顯高於經營活動的現金支出的增幅。

十五、按中國會計準則及制度與按香港普遍採納之會計原則編製的會計報表之間的差異

		二零零四年 十二月三十一日 *人民幣千元*	二零零三年 十二月三十一日 *人民幣千元*
按中國會計準則及制度編制之淨資產		**2,440,230**	2,429,476
資本化之無形資產	1	**48,125**	58,571
固定資產重估價值差異	2	**130,833**	132,808
遞延政府補貼收入	3	**(3,243)**	—
過渡性醫療保險計提差異	4	**(61,306)**	(66,782)
遞延税款之淨影響	5	**5,981**	12,708
少數股東權益差異	9	**(15,028)**	(15,364)
按香港普遍採納之會計原則編制之淨資產		**2,545,592**	2,551,417

十四、會計報表資料變動項目分析

於二零零四年十二月三十一日及二零零三年十二月三十一日，比較合併資產負債表各科目金額變動幅度超過30%，且該科目金額佔本集團二零零四年十二月三十一日淨資產額5%以上的項目及合併利潤表各科目金額變動幅度超過30%，且該科目金額佔本集團二零零四年度利潤總額10%以上的項目變動列示如下：

貨幣單位：人民幣千元

項目	二零零四年十二月三十一日	二零零三年十二月三十一日	差異變動	
			金額	變動幅度(%)
應收票據 (1)	**185,210**	52,281	132,929	254.26
預付賬款 (2)	**160,244**	120,102	40,142	33.42
固定資產原值 (3)	**1,980,499**	1,505,443	475,057	31.56
短期借款 (4)	**937,459**	664,230	273,229	41.13
應付賬款 (5)	**848,628**	644,881	203,748	31.59
其他應付款 (6)	**265,572**	199,619	65,953	33.04

項目	二零零四年度	二零零三年度	金額	變動幅度(%)
財務費用 (7)	**37,873**	22,200	15,672	70.60
營業外收入 (8)	**6,839**	2,617	4,222	161.35
經營活動產生的現金流量淨額 (9)	**200,542**	(6,830)	207,372	3,036.20

(1) 應收票據年末數比年初數增加254.26%，主要原因是本集團業務量增加，對大客戶較多採用票據進行結算。

(2) 預付賬款年末數比年初數增加33.42%，主要原因是本公司屬下的醫藥貿易企業本年度業務上升，採購量有較大幅度增加，預付貨款也相應增加。

(3) 固定資產年末數比年初數增加31.56%，主要原因是本年度廣州中一藥業有限公司雲埔廠房易地改造、廣州醫藥有限公司黃金圍物流配送中心及各子公司GMP改造等工程完工結轉固定資產，在建工程相應地減少。

(4) 短期借款年末數比年初數增加41.13%，主要原因是將未到期的應收票據向銀行貼現獲取資金；同時廣州醫藥有限公司二零零四年度主營業務收入比二零零三年度大幅增加，流動資金需求相應增加而增加短期借款。

(5) 應付賬款年末數比年初數增加31.59%，主要原因是本集團業務上升，採購量增加。

十一、資產負債表日後事項中的非調整事項

1. 本公司於二零零四年十一月八日與香港同興藥業有限公司簽訂股權認購協議書，同興藥業有限公司將根據協議向本公司屬下的廣州王老吉藥業股份有限公司分期增資168,880千元，以獲取廣州王老吉藥業股份有限公司48.0465%股權。同興藥業有限公司增資完成後，本公司佔廣州王老吉藥業股份有限公司的股權比例將從92.48%變更為48.0465%。

   上述增資事項已取得中華人民共和國商務部批准，廣州王老吉藥業股份有限公司於二零零五年一月二十五日完成工商登記變更，企業性質變更為外商投資股份有限公司。廣州王老吉藥業股份有限公司已於二零零五年二月二十八日收到同興藥業有限公司投入的第一期增資款港幣47,932千元。

2. 根據本公司第三屆第十一次董事會會議決議，本公司董事會建議派發二零零四年度股息每股人民幣0.025元，按股本810,900,000股計算，擬派發股息金額為20,272,500.00元。

十二、債務重組事項

本報告期內，本集團沒有發生債務重組事項。

十三、非貨幣性交易

本報告期內，本集團沒有發生重大非貨幣性交易事項。

九、 或有事項

1. 集團

(1) 截止二零零四年十二月三十一日，本集團不存在任何對外擔保。

(2) 銀行承兑匯票貼現

截止二零零四年十二月三十一日止，本集團已貼現未到期的銀行承兑匯票金額為8,904千元。

2. 公司

截止二零零四年十二月三十一日，本公司對控股子公司提供如下擔保：

貨幣單位：人民幣千元

被擔保單位名稱	擔保事項	金額	期限
廣州潘高壽藥業股份有限公司	商業承兑匯票貼現擔保	4,200	1年
廣州醫藥有限公司	流動資金借款	447,680	1年
廣州醫藥有限公司	銀行承兑匯票開票擔保	67,000	1年
廣州市藥材公司	流動資金借款	107,000	1年
廣州市藥材公司	商業承兑匯票貼現擔保	4,770	1年
廣州市醫藥進出口公司	流動資金借款	22,000	1年
合計		652,650	

十、 承諾事項

截至二零零四年十二月三十一日止，本集團的重要承諾事項如下：

貨幣單位：人民幣千元

	本年數	上年數
已簽約未支付的工程及設備支出	24,836	231,101
已簽約未支付的租賃支出	78,848	69,355

八、 關聯方關係及其交易（續）

(4) 關聯方交易（續）

(6) 租賃

根據本公司與廣藥集團於一九九七年九月一日簽訂的租賃協議及辦公樓租賃協議，本公司租用廣藥集團若干樓宇作倉庫及辦公樓用途，其中辦公樓租賃協議為期3年，期滿續租，每年支付固定租金（參考廣州市房地產管理局制定的標準租金進行調整）；其餘物業租賃協議將於二零零七年九月一日期滿，以及按實際使用量支付公用設施和其他雜項費用。

根據本公司與廣藥集團於二零零四年二月六日簽訂的辦公樓租賃協議，本公司於二零零三年一月一日起租用廣藥集團沙面北街45號後座，每年支付固定租金（參考廣州市房地產管理局制定的標準租金進行調整），租期為預付租金抵扣完畢為止。

本公司本年度應向廣藥集團支付上述租金3,871千元（上年度：3,242千元）。

(7) 許可協議

根據本公司與廣藥集團於一九九七年九月一日簽訂的商標許可協議，本公司於商標許可協議簽訂日起計10年內可使用38個廣藥集團擁有的商標，並按照本公司的銷售淨額的千分之一支付商標使用費。此商標許可協議將於二零零七年九月一日期滿。本公司本年度應向廣藥集團支付上述商標許可使用費7,618千元（上年度：7,542千元）。

(8) 預付租金

根據本公司與廣藥集團於一九九八年八月二十八日簽訂的協議書，廣藥集團同意本公司租用其擴建的新辦公大樓的部分場地。本公司支付的租金按當時的市場租賃價格折讓38%計算。由於廣藥集團需要資金進行辦公樓擴建工程，本公司已根據上述協議書的規定向廣藥集團預付租金6,000千元。廣藥集團承諾該款項僅用於辦公樓的建設，並可抵扣應付的辦公樓租金。租賃年期為預付租金完全抵扣為止，截至二零零四年十二月三十一日止，預付租金餘額為4,896千元。

八、 關聯方關係及其交易(續)

(4) 關聯方交易(續)

(4) 應收應付款項(續)

貨幣單位：人民幣千元

	年末數	年初數
預收賬款：		
廣州僑光製藥有限公司	**30**	—
廣州明興製藥有限公司	**48**	—
廣州何濟公製藥有限公司	**24**	—
廣州光華藥業股份有限公司	**1**	—
廣州白雲山中藥廠	**18**	—
廣州白雲山化學藥廠	**36**	—

(5) 接受勞務

貨幣單位：人民幣千元

項目	註	**年末數** 本年累計數	**年初數** 上年累計數
職工住房服務費	[1]	**480**	361
綜合服務費	[2]	**910**	857
		1,390	1,218

註[1] 根據本公司與廣藥集團於一九九七年九月一日簽訂的職工住房服務合同，以及於一九九七年十二月三十一日所發出的補充通告，廣藥集團同意為本公司的員工繼續提供職工住房。本公司按照上述職工住房賬面淨值的6%支付服務費。上述職工住房服務合同將於二零零七年十二月三十一日期滿。

註[2] 根據本公司與廣藥集團於一九九七年九月一日簽訂的綜合服務合同，廣藥集團為本公司提供若干福利設施，本公司負責經營、管理及維修這些福利設施，並按照截至一九九七年末止這些福利設施的累計折舊釐定服務費，服務費每年按上年度水平的10%遞增。此綜合服務合同將於二零零七年十二月三十一日期滿。

八、關聯方關係及其交易（續）

(4) 關聯方交易（續）

(4) 應收應付款項

貨幣單位：人民幣千元

	年末數	年初數
應收賬款：		
廣州僑光製藥有限公司	**17,232**	5,572
廣州明興製藥有限公司	**739**	288
廣州天心藥業股份有限公司	**5,481**	3,140
廣州何濟公製藥有限公司	**432**	18
廣州光華藥業股份有限公司	**1,573**	434
廣州衛材製藥有限公司	**—**	329
廣州白雲山中藥廠	**1,154**	852
廣州白雲山製藥總廠	**1,753**	7,766
廣州白雲山化學藥廠	**423**	—
廣州中富藥業有限公司	**—**	188
廣州醫藥經濟拓展公司	**—**	26
應付賬款：		
廣州僑光製藥有限公司	**240**	987
廣州明興製藥有限公司	**274**	487
廣州天心藥業股份有限公司	**(87)**	438
廣州何濟公製藥有限公司	**106**	106
廣州光華藥業股份有限公司	**394**	782
廣州衛材製藥有限公司	**70**	962
廣州華南醫療器械有限公司	**—**	23
廣州市醫藥物資供應公司	**—**	22
保聯拓展有限公司	**20,201**	361
廣州中富藥業有限公司	**42**	—
廣州白雲山中藥廠	**621**	297
廣州白雲山製藥總廠	**202**	47
廣州醫藥經濟拓展公司	**—**	17
廣州醫藥工業研究所	**—**	18
其他應收款：		
廣州醫藥集團有限公司	**6,312**	7,227
廣州何濟公製藥有限公司	**25**	—
廣州華南醫療器械有限公司	**100**	100
保聯拓展有限公司	**14,854**	8,222
廣州中富藥業有限公司	**—**	3
其他應付款：		
廣州醫藥集團有限公司	**27,428**	13,814
廣州中富藥業有限公司	**207**	207
廣州醫藥工業研究所	**—**	831
廣州白雲山製藥總廠	**101**	—
廣州市醫藥物資供應公司	**1,724**	—

八、關聯方關係及其交易(續)

(4) 關聯方交易(續)

(2) 採購貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州僑光製藥有限公司	**26,595**	26,602
廣州明興製藥有限公司	**22,484**	24,975
廣州天心藥業股份有限公司	**6,769**	6,815
廣州何濟公製藥有限公司	**2,439**	3,081
廣州光華藥業股份有限公司	**32,568**	29,538
廣州藥用玻璃廠	**—**	413
廣州衛材製藥有限公司	**2,089**	4,581
廣州華南醫療器械有限公司	**—**	124
廣州醫藥經濟拓展公司	**—**	15
保聯拓展有限公司	**9,607**	6,244
廣州中富藥業有限公司	**108**	—
廣州白雲山中藥廠	**1,744**	3,601
廣州白雲山製藥總廠	**155**	785
廣州市醫藥物資供應公司	**—**	19
廣州白雲山企業集團有限公司	**—**	109
	104,558	106,902

以上購貨業務均採用市場價格進行。

(3) 銷售貨物

貨幣單位：人民幣千元

公司名稱	本年累計數	上年累計數
廣州僑光製藥有限公司	**47,021**	37,068
廣州明興製藥有限公司	**1,626**	1,424
廣州天心藥業股份有限公司	**18,537**	17,776
廣州何濟公製藥有限公司	**1,154**	1,066
廣州光華藥業股份有限公司	**3,692**	2,767
廣州衛材製藥有限公司	**5**	1,544
廣州華南醫療器械有限公司	**—**	1
廣州醫藥經濟拓展公司	**—**	152
廣州中富藥業有限公司	**—**	1,459
廣州醫藥工業研究所	**7**	62
廣州白雲山中藥廠	**1,392**	1,352
廣州白雲山製藥總廠	**7,580**	22,756
廣州白雲山化學藥廠	**3,132**	—
	84,146	87,427

以上銷售業務均採用市場價格進行。

八、關聯方關係及其交易（續）

(3) 存在控制關係的關聯方所持股份及其變化（續）

貨幣單位：人民幣萬元

企業名稱	年初數		本年增加數		本年減少數		年末數	
	金額	%	金額	%	金額	%	金額	%
廣州醫藥有限公司	20,000	90.09	—	—	—	—	20,000	90.09
廣州市藥材公司	6,970	100	—	—	—	—	6,970	100
廣州市醫藥進出口公司	1,500	100	—	—	—	—	1,500	100
廣州環葉制藥有限公司	358	59.70	—	—	—	—	358	59.70
廣州漢方現代中藥研究開發有限公司	4,500	54.04	4,480	16.00	—	—	8,948	70.04
廣州拜迪生物醫藥有限公司	6,650	94.87	—	—	—	—	6,650	94.87
廣州廣藥盈邦營銷有限公司	—	—	939	51.00	—	—	939	51.00
廣西盈康藥業有限責任公司	—	—	1,626	51.00	—	—	1,626	51.00

(4) 關聯方交易

(1) 不存在控制關係的關聯方關係的性質

企業名稱	與本公司的關係
廣州僑光制藥有限公司	同一母公司
廣州明興制藥有限公司	同一母公司
廣州天心藥業股份有限公司	同一母公司
廣州何濟公制藥有限公司	同一母公司
廣州光華藥業股份有限公司	同一母公司
廣州藥用玻璃廠	同一母公司
廣州衛材制藥有限公司	同一母公司
廣州華南醫療器械有限公司	同一母公司
廣州廣藥房地產實業有限公司	同一母公司
保聯拓展有限公司	同一母公司
廣州中富藥業有限公司	合營企業
廣州醫藥工業研究所	同一母公司
廣州白雲山中藥廠	同一母公司
廣州白雲山制藥總廠	同一母公司
廣州白雲山化學藥廠	同一母公司
廣州白雲山外用藥廠	同一母公司
廣州白雲山企業集團有限公司	同一母公司
廣州市醫藥物資供應公司	同一母公司
廣州醫藥經濟拓展公司	同一母公司

廣州廣藥盈邦營銷有限公司於上年度屬於本公司的不存在控制關係的關聯方，本公司已於二零零四年二月二十七日以受讓股權的方式獲得其51%的股權，並將其納入合併會計報表範圍。

八、 關聯方關係及其交易（續）

(2) 存在控制關係的關聯方的註冊資本（實收資本）及其變化

貨幣單位：人民幣萬元

企業名稱	年初數	本年增加數	本年減少數	年末數
廣州醫藥集團有限公司	100,770	—	—	**100,770**
廣州星群（藥業）股份有限公司	7,717	—	—	**7,717**
廣州中一藥業有限公司	16,600	—	—	**16,600**
廣州陳李濟藥廠	9,400	—	—	**9,400**
廣州奇星藥廠	8,242	—	—	**8,242**
廣州敬修堂（藥業）股份有限公司	8,623	—	—	**8,623**
廣州潘高壽藥業股份有限公司	6,544	—	—	**6,544**
廣州王老吉藥業股份有限公司	10,638	—	—	**10,638**
廣州醫藥有限公司	22,200	—	—	**22,200**
廣州市藥材公司	6,970	—	—	**6,970**
廣州市醫藥進出口公司	1,500	—	—	**1,500**
廣州環葉制藥有限公司	600	—	—	**600**
廣州漢方現代中藥研究開發有限公司	8,328	4,448	—	**12,776**
廣州拜迪生物醫藥有限公司	7,010	—	—	**7,010**
廣州廣藥盈邦營銷有限公司	1,841	—	—	**1,841**
廣西盈康藥業有限責任公司	1,125	2,063	—	**3,188**

(3) 存在控制關係的關聯方所持股份及其變化

貨幣單位：人民幣萬元

	年初數		本年增加數		本年減少數		年末數	
企業名稱	金額	%	金額	%	金額	%	金額	%
廣州醫藥集團有限公司	51,300	63.26	—	—	2,200	2.71	49,100	60.55
廣州星群（藥業）股份有限公司	6,867	88.99	—	—	—	—	6,867	88.99
廣州中一藥業有限公司	15,000	90.36	—	—	—	—	15,000	90.36
廣州陳李濟藥廠	9,400	100	—	—	—	—	9,400	100
廣州奇星藥廠	8,242	100	—	—	—	—	8,242	100
廣州敬修堂（藥業）股份有限公司	7,623	88.40	—	—	—	—	7,623	88.40
廣州潘高壽藥業股份有限公司	5,744	87.77	—	—	—	—	5,744	87.77
廣州王老吉藥業股份有限公司	9,838	92.48	—	—	—	—	9,838	92.48

八、關聯方關係及其交易

(1) 存在控制關係的關聯方

企業名稱	註冊地址	主營業務	與本企業關係	經濟性質或類型	法定代表人
廣州醫藥集團有限公司	廣州市沙面北街45號	生產及銷售	母公司	有限責任公司	楊榮明
廣州星群(藥業)股份有限公司	廣州市南洲路162號	生產及銷售	子公司	股份有限公司	溫新民
廣州中一藥業有限公司	廣州市天河北路28號時代廣場11樓西座	生產及銷售	子公司	有限責任公司	麥奇傑
廣州陳李濟藥廠	廣州市廣州大道南1688號	生產及銷售	子公司	國有控股	李國駒
廣州奇星藥廠	廣州市新港中路赤崗北街33號	生產及銷售	子公司	國有控股	溫憲文
廣州敬修堂(藥業)股份有限公司	廣州市人民南路179號	生產及銷售	子公司	股份有限公司	黃海濤
廣州潘高壽藥業股份有限公司	廣州市解放北路618~620號	生產及銷售	子公司	股份有限公司	魏大華
廣州王老吉藥業股份有限公司	廣州市白雲區江村橋頭側	生產及銷售	子公司	股份有限公司	施少斌
廣州醫藥有限公司	廣州市大同路97號	批發及零售	子公司	有限責任公司	馮贊勝
廣州市藥材公司	廣州市光復南路140號	批發及零售	子公司	國有控股	周路山
廣州市醫藥進出口公司	廣州市沙面北街59號	批發及零售	子公司	國有控股	涂克金
廣州環葉制藥有限公司	廣州市芳村區芳村大道東195號	生產及銷售	子公司	有限責任公司	馮錦玲
廣州漢方現代中藥研究開發有限公司	廣州市海珠區江南大道中路134號自編3號	批發、零售及研究開發	子公司	有限責任公司	周躍進
廣州拜迪生物醫藥有限公司	廣州市番禺區鍾村鎮謝村村市廣路邊	批發、零售及研究開發	子公司	有限責任公司	張明森
廣州廣藥盈邦營銷有限公司	廣州市荔灣區沙面北街59號後座	批發、零售	子公司	有限責任公司	何舒華
廣西盈康藥業有限責任公司	廣西南寧市長罡路195號	生產及銷售	子公司	有限責任公司	何舒華

七、母公司會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

2. 長期股權投資(續)

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	年末數
廣州市藥材公司	69,051,978.34	100.00%	(60,057,996.16)	**8,993,982.18**
廣州市醫藥進出口公司	17,957,328.73	100.00%	3,336,111.02	**21,293,439.75**
廣州拜迪生物醫藥有限公司	66,500,000.00	94.86%	(14,013,319.29)	**52,439,472.91**
廣州環葉制藥有限公司	15,331,246.76	59.70%	283.10	**15,133,061.62**
廣州廣藥盈邦營銷有限公司	3,888,713.99	51.00%	125,903.86	**3,938,640.83**
廣西盈康藥業有限公司	21,717,000.00	51.00%	(1,095,146.22)	**20,572,637.55**
金鷹基金管理有限公司	20,000,000.00	20.00%	(8,459,456.29)	**11,540,543.71**
暨華醫療器械責任有限公司	4,200,000.00	24.00%	(1,321,909.61)	**2,878,090.39**
廣州金申醫藥科技有限公司	765,000.00	38.25%	(370,512.41)	**394,487.59**
中國光大銀行	10,725,000.00	0.30%	—	**10,725,000.00**
國藥集團工業股份有限公司	8,000,000.00	10%	—	**8,000,000.00**
南海市南方包裝有限公司	30,000,000.00	21.42%	—	**30,000,000.00**
合計	1,442,400,962.96		435,852,934.74	**1,877,883,028.41**

3. 投資收益

	本年累計數	上年累計數
股票投資	**759,370.43**	281,205.24
債券投資：	**(610,416.07)**	698,950.74
基金投資	**1,519,857.39**	—
聯營或合營公司分來利潤	**181,500.00**	4,324,345.00
股權投資權益法核算淨增減額	**62,165,947.35**	160,534,295.00
投資減值準備	**(1,037,300.00)**	689,236.76
	62,978,959.10	166,528,032.74

七、 母公司會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

1. 其他應收款(續)

	年初數			
賬齡	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	129,998,940.69	41%	—	—
1~2年	24,461,984.40	8%	—	—
2~3年	82,625,413.97	26%	—	—
3~4年	22,298,715.76	7%	—	—
4~5年	59,900,000.00	19%	—	—
5年以上	502,843.54	0%	502,043.54	99.84%
	319,286,698.37	100.00%	502,043.54	0.16%

上述其他應收款餘額中，持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款4,896,000元。

2. 長期股權投資

被投資公司名稱	初始投資額	佔被投資公司股比	累計權益增減額	年末數
廣州星群(藥業)股份有限公司	125,322,318.71	88.99%	51,958,077.38	**177,280,396.09**
廣州中一藥業有限公司	156,209,321.79	90.36%	164,436,477.32	**320,645,799.11**
廣州陳李濟藥廠	98,465,344.60	100.00%	93,286,121.71	**191,751,466.31**
廣州漢方現代中藥研究開發有限公司	89,480,000.00	70.04%	(12,085,330.35)	**77,394,669.65**
廣州奇星藥廠	126,775,482.62	100.00%	45,522,049.89	**172,297,532.51**
廣州敬修堂(藥業)股份有限公司	101,489,814.94	88.40%	(10,034,166.25)	**91,455,648.69**
廣州潘高壽藥業股份有限公司	144,298,132.51	87.77%	10,782,311.68	**155,080,444.19**
廣州王老吉藥業股份有限公司	102,035,124.44	92.48%	32,443,256.38	**134,478,380.82**
廣州醫藥有限公司	230,189,155.53	90.09%	141,400,178.98	**371,589,334.51**

六、 合併會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)*(續)*

42. 收到的其他與經營活動有關的現金

主要項目	金額 *人民幣千元*
營業外收入	**6,376**
利息收入	**9,332**
財政專項撥款	**13,822**
其他業務收入	**48,840**

43. 支付的其他與經營活動有關的現金

主要項目	金額 *人民幣千元*
使用現金支付的各項營業費用	**363,933**
使用現金支付的各項管理費用	**248,027**
營業外支出	**6,366**
金融機構手續費	**9,767**

七、 母公司會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)

1. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下:

	年末數			
賬齡	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	139,737,149.34	40.42%	—	—
1~2年	17,043,976.42	4.93%	—	—
2~3年	24,238,005.49	7.01%	—	—
3~4年	82,050,301.97	23.73%	—	—
4~5年	22,267,515.76	6.44%	—	—
5年以上	60,402,843.54	17.47%	502,043.54	0.83%
	345,739,792.52	100%	502,043.54	0.15%

六、合併會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)(續)

39. 營業外收入

	本年累計數	上年累計數
處理固定資產淨收益	**319,588.41**	384,949.31
出售廢料	**106,612.10**	88,308.85
罰款及滯納金	**131,847.34**	58,014.50
地鐵工程拆遷補償	**5,168,043.24**	603,472.42
拆建補償收入	—	519,520.00
轉讓費	—	466,555.00
其他	**1,112,504.44**	495,823.91
	6,838,595.53	2,616,643.99

營業外收入本年數比上年數增加161.35%,主要原因是本集團屬下的廣州市藥材公司本年度取得的拆遷補償收入增加4,565千元。

40. 營業外支出

	本年累計數	上年累計數
處理固定資產淨損失	**3,501,684.15**	5,303,043.39
資產減值準備	**1,173,262.40**	1,263,270.00
捐贈	**1,699,748.23**	3,814,592.99
罰款及滯納金	**3,460,024.60**	153,383.69
市區堤圍防護費	—	5,130,331.66
計劃生育獎	**529,902.76**	923,350.13
違約金	**7,429,418.74**	—
其他	**676,321.31**	306,275.58
	18,470,362.19	16,894,247.44

本集團本年度將原列入營業外支出的市區堤圍防護費5,309,516.79元重分類至管理費用統一反映。

41. 非經常性損益

	本年累計數
處置長期股權投資產生的損益	**(3,705,038.73)**
各種形式的政府補貼	**588,921.00**
短期投資損益	**631,511.75**
扣除計提的資產減值準備後的其他各項營業外支出	**(7,276,408.52)**
以前年度已經計提各項減值準備的轉回	**457,240.47**
所得税影響數	**983,268.09**
少數股東損益影響數	**442,510.49**
	(7,877,995.45)

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

37. 財務費用

	本年累計數	上年累計數
利息淨支出	**28,489,449.02**	20,236,580.46
匯兑損益	**120,280.90**	266,959.39
金融機構手續費	**9,767,289.44**	1,623,259.20
其他	**(504,440.71)**	73,364.94
	37,872,578.65	22,200,163.99

財務費用本年數比上年數增加70.60%，主要原因是：

(1) 本年度短期借款增加，相應增加利息支出；

(2) 本年度較多採用應收票據貼現及應收賬款轉讓的方式融資，相應增加金融機構手續費支出。

38. 投資收益

	本年累計數	上年累計數
股票投資	**759,370.43**	294,447.72
債券投資	**(610,416.07)**	698,950.74
基金投資	**1,519,857.39**	—
聯營或合營公司分來利潤	**588,950.94**	4,872,521.97
股權投資權益法核算淨增減額	**(5,606,623.16)**	(5,410,972.27)
投資減值準備	**(864,037.18)**	1,290,053.23
股權投資處置收益	**(522,942.99)**	969,762.78
	(4,735,840.64)	2,714,764.17

投資收益本年數比上年數減少274.45%，主要原因是：

(1) 本年度聯營企業和合營企業分來利潤減少4,284千元；

(2) 本年度對短期投資計提跌價準備和處置股權虧損。

六、合併會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)(續)

34. 主營業務成本

		本年累計數	上年累計數
(1)	製造及銷售	**913,873,690.79**	880,274,084.73
(2)	貿易		
	批發	**5,017,472,309.13**	4,250,863,145.85
	零售	**222,519,682.36**	270,293,631.73
	進出口	**158,195,834.42**	173,950,632.26
		5,398,187,825.91	4,695,107,409.84
		6,312,061,516.70	5,575,381,494.57

35. 主營業務稅金及附加

	本年累計數	上年累計數
營業稅	**557,779.55**	820,395.64
城市維護建設稅	**16,157,433.46**	16,185,358.55
教育費附加	**6,982,199.89**	6,852,172.95
其他	**65,564.78**	9,994.13
	23,762,977.68	23,867,921.27

36. 其他業務利潤

		本年累計數	上年累計數
(1)	其他業務收入		
	資產出租	**35,179,740.42**	33,362,108.14
	材料銷售	**2,426,392.37**	4,198,632.65
	倉儲費及會議費	**—**	3,706,150.13
	代理進出口手續費	**808,543.96**	318,018.27
	加盟店收入	**504,770.00**	633,927.34
	藥品上架費收入	**1,270,174.85**	2,386,347.53
	諮詢費收入	**6,025,372.16**	6,593,540.01
	其他	**2,624,618.40**	1,297,774.61
		48,839,612.16	52,496,498.68
(2)	其他業務支出		
	資產出租	**522,621.82**	4,338,101.44
	材料銷售	**2,209,781.58**	3,147,317.56
	稅金及附加	**6,370,121.98**	1,106,800.99
	其他	**729,351.96**	572,700.94
		9,831,877.34	9,164,920.93
其他業務利潤		**39,007,734.82**	43,331,577.75

六、合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

31. 盈餘公積

	年初數	本年增加數	本年減少數	年末數
法定盈餘公積	193,344,763.64	22,707,161.44	—	**216,051,925.08**
法定公益金	134,458,560.41	19,113,504.99	—	**153,572,065.40**
任意盈餘公積	83,668,865.95	22,329,424.82	153,385.06	**105,844,905.71**
減免税轉入	4,973,493.07	—	—	**4,973,493.07**
	416,445,683.07	64,150,091.25	153,385.06	**480,442,389.26**

本年增加數主要反映按本年度淨利潤計提的盈餘公積。根據本公司董事會第三屆第十一次會議決議，本公司本年度的法定盈餘公積和法定公益金均按税後利潤的10%提取；本公司屬下的工業企業提取法定盈餘公積、法定公益金和任意盈餘公積的比例均為税後利潤的10%；本公司屬下的商品流通企業則按税後利潤的10%提取法定盈餘公積和法定公益金，按税後利潤的20%提取任意盈餘公積。

盈餘公積本年減少數反映已進入清算階段的廣州康壽藥業有限公司因退出合併範圍而減少本集團享有的任意盈餘公積金。

32. 未分配利潤

未分配利潤具體數字詳見附表三。

(1) 本公司的利潤分配政策詳見上述合併會計報表附註第五點的説明。

(2) 根據本公司二零零三年度派息方案，每股派發股息0.06元，按總股本810,900,000股計算，二零零四年派發二零零三年度股息合共48,654,000.00元。

33. 主營業務收入淨額

		本年累計數	上年累計數
(1)	製造及銷售	**1,918,980,048.34**	1,889,214,683.01
(2)	貿易		
	批發	**5,339,957,051.24**	4,544,133,795.01
	零售	**278,829,765.91**	354,437,902.37
	進出口	**170,546,723.85**	184,176,865.82
		5,789,333,541.00	5,082,748,563.20
		7,708,313,589.34	6,971,963,246.21

本年度本集團前5名客戶銷售的收入總額為511,695千元，佔全部主營業務收入的6.64%。

六、合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）(續)

29. 股本

	年初數	本年增加數	本年減少數	年末數
國家股	513,000,000.00	—	—	**513,000,000.00**
境內普通股	78,000,000.00	—	—	**78,000,000.00**
境外普通股	219,900,000.00	—	—	**219,900,000.00**
	810,900,000.00	—	—	**810,900,000.00**

本公司股本業經廣州羊城會計師事務所有限公司(2001)羊驗字第4526號驗資報告驗證。

30. 資本公積

	年初數	本年增加數	本年減少數	年末數
股本溢價	916,129,772.47	—	2,123,002.00	**914,006,770.47**
接受捐贈非現金資產準備	1,773,107.29	391,662.19	—	**2,164,769.48**
接受現金捐贈	219,652.84	—	—	**219,652.84**
股權投資準備	—	215,256.10	—	**215,256.10**
撥款轉入	14,459,816.32	3,409,298.05	—	**17,869,114.37**
其他資本公積	186,615,960.40	4,916,008.60	—	**191,531,969.00**
外幣資本折算差額	373,893.09	—	—	**373,893.09**
	1,119,572,202.41	8,932,224.94	2,123,002.00	**1,126,381,425.35**

資本公積本年增加8,932千元，主要包括：

(1) 接受非現金資產捐贈392千元；

(2) 新增投資項目的資本公積中本集團應享有的份額215千元；

(3) 研究開發項目完成後相關的政府部門專項撥款3,409千元結轉資本公積；

(4) 無法支付的應付款項4,916千元結轉資本公積。

資本公積本年減少數反映本年度本公司對廣州漢方現代中藥研究開發有限公司增資形成的溢價部分沖回上年度其他股東對該公司投資溢價中本公司享有的權益。

六、合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

26. 長期借款

貸款單位	借款起止期	年利率	年末數	借款條件
中國工商銀行廣州市第一支行	2004.01.05~2006.01.04	4.32%	**20,000,000.00**	保證
中國工商銀行廣州市第一支行	2004.07.08~2006.07.07	4.94%	**10,000,000.00**	保證
中國工商銀行廣州市第一支行	2004.08.05~2006.08.04	4.94%	**20,000,000.00**	保證
中國工商銀行廣州市十三行支行	2003.01.06~2006.01.02	5.49%	**59,500,000.00**	抵押
			109,500,000.00	

27. 長期應付款

	款項內容	年末數	年初數
廣州市財政局	國家股股利	**2,170,889.31**	2,732,919.49
廣西壯族自治區財政廳	股權轉讓價款	**2,264,426.47**	—
其他		**584,696.78**	883,863.68
		5,020,012.56	3,616,783.17

長期應付款年末數比年初數增加38.80%，主要原因是增加了本公司本年度並購子公司廣西盈康藥業有限責任公司而應付廣西壯族自治區財政廳的股權轉讓價款2,264千元。

28. 專項應付款

	年末數	年初數
政府撥給的科技基金	25,968,096.13	28,402,491.94
政府貼息	6,556,318.78	16,926,405.54
技術出口發展專項資金	645,757.00	925,000.00
GMP易地改造排汙費支出項目	640,000.00	640,000.00
	33,810,171.91	46,893,897.48

六、合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

23. 其他應付款*(續)*

(3) 其他應付款年末數比年初數增加33.04%，主要原因是：

本集團屬下的廣州醫藥有限公司銷售業務上升，應收賬款轉讓業務增加，使應付交通銀行廣州分行的受託代收應收款項金額增加；

本集團屬下的廣州漢方現代中藥研究開發有限公司獲得廣藥集團的支援，取得財政部門下達的醫藥研製和開發專項資金11,350千元，從而形成對廣藥集團的應付款項。

24. 預提費用

	年末數	年初數
借款利息	**1,242,290.73**	675,992.25
租金	**1,548,786.28**	408,735.53
審計費	**2,150,000.00**	2,000,000.00
廣告費	**1,802,639.86**	911,582.91
運輸費	**533,009.96**	—
其他	**1,954,555.37**	320,000.00
	9,231,282.20	4,456,292.55

預提費用年末數比年初數增加107.15%， 主要原因是本集團本年度業務上升，應計廣告費、運輸費及租金費用相應地有所增加。

25. 一年內到期的長期負債

	年末數	年初數
信用借款	**20,000,000.00**	—
保證借款	**27,680,000.00**	30,000,000.00
	47,680,000.00	30,000,000.00

一年內到期的長期負債年末數比年初數增加58.93%， 主要原因是本集團屬下的廣州醫藥有限公司有27,680千元的長期借款將於一年內到期。

六、合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

22. 其他應交款

	附註	年末數	年初數
教育費附加	(1)	**414,328.26**	410,733.97
市區堤圍防護費	(2)	**2,460,718.34**	2,216,500.01
其他		**5,346.34**	24,361.13
		2,880,392.94	2,651,595.11

(1) 教育費附加按增值税、營業税及消費税税額的3%計繳；

(2) 本集團的商品流通批發企業按應税(增值税、營業税、消費税及資源税)收入的0.05%計繳市區堤圍防護費，外商投資企業按0.09%計繳，其他企業按0.13%計繳。

23. 其他應付款

(1) 其他應付款年末餘額的具體內容如下：

	年末數	年初數
收取的保證金、押金及定金	**18,950,775.59**	8,975,189.47
技術開發費	**1,235,485.85**	1,236,707.46
工會經費	**1,102,973.38**	1,216,230.20
職工教育經費	**10,924,318.13**	10,443,909.59
與外單位的往來款	**36,085,243.34**	35,358,597.55
行政收費及税金附加費	**334,210.29**	248,990.64
暫收員工款	**1,311,990.10**	2,894,381.70
勞動保險	**913,448.63**	413,811.12
職工住房貨幣補貼	**10,399,116.96**	14,089,890.99
職工獎勵及福利基金	**1,179,049.39**	1,964,745.69
應付廣州醫藥集團有限公司款項	**27,428,199.47**	13,813,546.79
應付交通銀行廣州分行(代收款項)	**122,438,765.67**	79,954,738.54
行業集中款	**10,500,071.25**	11,937,942.10
經營者獎勵基金	**2,328,249.35**	3,800,000.00
暫估應付固定資產價款	**12,560,604.18**	9,883,917.00
其他	**7,879,956.21**	3,386,497.44
	265,572,457.79	199,619,096.28

(2) 其他應付款年末數中，欠持本公司5%(含5%)以上股份股東的款項是應付廣藥集團的款項27,428,199.47元。

六、 合併會計報表主要項目附註(如無特別注明,貨幣單位均為人民幣元)(續)

16. 應付票據

	年末數	年初數
銀行承兑匯票	**118,321,134.12**	212,533,538.69
商業承兑匯票	**18,731,700.00**	—
	137,052,834.12	212,533,538.69

應付票據年末數比年初數減少35.51%,主要原因是上年度本集團屬下的醫藥貿易企業為取得藥品代理權而需要預付大量貨款並以票據形式支付,本年度由於該藥品代理權已取得,因此不再有上述的影響因素。

17. 應付賬款

應付賬款年末數中,沒有欠持本公司5%(含5%)以上表決權股份股東的款項。

應付賬款年末數比年初數增加31.59%,主要原因是本集團業務上升,採購量增加。

18. 預收賬款

年末沒有預收持本公司5%(含5%)以上表決權股份股東的款項。

19. 應付工資

應付工資年末數比年初數減少34.31%,主要原因是本年計提的獎勵金減少。

20. 應付股利

	年末數	年初數
少數股股東股利	**402.84**	41.03
境外公眾股股利	**25,980.20**	11,137.00
	26,383.04	11,178.03

21. 應交稅金

	年末數	年初數
營業稅	**796,463.34**	912,882.34
增值稅	**(14,616,004.43)**	(27,869,188.13)
城市維護建設稅	**924,123.73**	948,807.24
企業所得稅	**34,683,091.24**	44,824,745.71
房產稅	**329,787.24**	273,815.82
代扣稅金	**179,472.81**	2,318,100.42
其他	**1,744,310.13**	196,227.07
	24,041,244.06	21,605,390.47

六、合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

14. 長期待攤費用*(續)*

(2) 長期待攤費用本年變動情況如下：

項目	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
裝修費	19,172,580.45	3,366,247.69	9,970,900.63	22,249,825.25	12,567,927.51
電話初裝費	105,959.26	—	46,899.96	2,697,340.70	59,059.30
固定資產修理支出	2,009,940.74	—	1,321,106.34	6,473,236.05	688,834.40
ERP系統費用	1,114,244.94	767,136.00	657,344.08	4,602,729.39	1,224,036.86
電腦系統費用	552,252.56	407,000.00	312,514.99	904,510.43	646,737.57
GMP改造費用	129,510.60	338,402.26	298,711.80	1,786,894.90	169,201.06
離休幹部醫療統籌金	882,766.93	—	384,991.92	1,916,724.99	497,775.01
退休人員過渡性基本醫療保險金	2,691,012.94	—	349,109.04	707,772.56	2,341,903.90
勞動保險費	167,049.37	—	167,049.37	417,623.11	—
其他	1,587,742.87	462,968.45	1,030,359.29	1,761,606.33	1,020,352.03
	28,413,060.66	5,341,754.40	14,538,987.42	43,518,263.71	19,215,827.64

15. 短期借款

	年末數	年初數
信用借款	**25,000,000.00**	50,000,000.00
抵押、質押借款	**255,958,830.03**	148,300,000.00
保證借款	**656,500,000.00**	465,930,000.00
	937,458,830.03	664,230,000.00

短期借款年末數比年初數增加41.13%，主要原因是：

(1) 截至二零零四年十二月三十一日，本公司屬下企業將未到期的商業承兑匯票向銀行貼現，共獲取資金108,659千元。

(2) 廣州醫藥有限公司本年度銷售收入比上年度大幅增長，流動資金需求相應增加，從而增加短期借款。

六、合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）（續）

13. 無形資產（續）

(2) 無形資產本年變動情況如下：

項目名稱	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
醫藥公司黃金圍物流工程軟體	—	5,052,929.55	589,508.43	589,508.43	4,463,421.12
新洲倉庫B區土地	2,265,011.14	—	42,483.60	453,613.46	2,222,527.54
上九路85號土地	2,446,209.66	—	66,076.92	355,660.59	2,380,132.74
芳村塞壩路12號土地	1,533,531.43	—	35,290.44	266,281.91	1,498,240.99
新港中路赤崗北街33號土地	1,579,759.20	—	35,105.76	210,634.56	1,544,653.44
番禺東沙工業區5號土地	2,267,419.10	—	60,781.20	871,460.01	2,206,637.90
馬洛替脂乳劑技術	1,462,500.00	—	150,000.00	187,500.00	1,312,500.00
「廣藥」商標權	—	3,807,722.31	158,655.10	158,655.10	3,649,067.21
湖北安康銷售網絡及商標使用權	—	1,200,000.00	90,000.00	90,000.00	1,110,000.00
其他	6,471,962.99	1,391,486.96	788,082.80	3,081,427.33	7,075,367.15
	94,681,356.67	13,707,321.40	4,077,196.86	39,310,000.23	104,311,481.21

14. 長期待攤費用

(1) 長期待攤費用明細如下：

項目	預計攤銷年限	原始發生額	剩餘攤銷年限
裝修費	5年	34,817,752.76	1至5年
電話初裝費	5年	2,756,400.00	2個月
固定資產修理支出	5年	7,162,070.45	6個月至1年
ERP系統費用	5年	5,826,766.25	1至5年
電腦系統費用	5年	1,551,248.00	1至5年
GMP改造費用	5年	1,956,095.96	6個月
離休幹部醫療統籌金	5年	2,414,500.00	1至3年
退休人員過渡性基本醫療保險金	10年	3,049,676.46	7年8個月
勞動保險費	5年	417,623.11	已攤銷完畢
其他	2-5年	2,781,958.36	1至5年
		62,734,091.35	

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

13. 無形資產

(1) 無形資產明細如下：

項目名稱	取得方式	原值	年末減值準備	剩餘攤銷月數
番禺東沙工業區5號土地	購買	3,078,097.91	—	468
馬洛替脂乳劑技術	購買	1,500,000.00	—	105
「廣藥」商標權	接受投資	3,807,722.31	—	115
湖北安康銷售網絡及商標使用權	接受投資	1,200,000.00	—	111
其他	購買	10,156,794.48	485,451.22	5~648
		143,621,481.44	966,151.46	

本集團按預計可收回金額低於賬面價值的差額提取的無形資產減值準備年末餘額為966,151.46元(上年末：966,151.46元)。

(2) 無形資產本年變動情況如下：

項目名稱	年初數	本年增加額	本年攤銷額	累計攤銷額	年末數
南洲路新廠房土地	3,786,878.29	—	88,377.66	602,545.37	3,698,500.63
人民路舊廠房土地	2,310,756.19	—	54,828.61	430,674.42	2,255,927.58
寧溪橫街19—29號土地	1,374,074.73	—	34,420.37	278,413.02	1,339,654.36
多寶路昌華新街32號					
中山八路石桂里3號土地	1,201,796.00	—	68,664.00	332,690.00	1,133,132.00
廣州市雲埔工業區土地	—	2,255,182.58	46,418.85	46,418.85	2,208,763.73
廣州市北京路194號土地	2,103,897.15	—	47,251.62	305,935.55	2,056,645.53
廣州大道南1688號土地	23,585,391.88	—	540,123.48	3,960,905.52	23,045,268.40
松崗廠區土地	1,775,391.73	—	44,384.76	18,686,963.03	1,731,006.97
南海黃岐土地	3,229,630.94	—	82,634.52	943,003.58	3,146,996.42
番禺東沙開發區土地	13,732,928.00	—	318,940.38	2,533,031.38	13,413,987.62
白雲區江村廠房土地	3,083,094.45	—	70,875.72	450,873.27	3,012,218.73
十二甫新街#4—6#10—1土地	3,185,007.75	—	94,839.00	418,872.25	3,090,168.75
和平西路136—138號土地	1,393,929.92	—	41,506.56	183,320.64	1,352,423.36
北京路328號土地	1,100,048.36	—	32,674.68	239,614.32	1,067,373.68
大同路103號土地	14,792,137.76	—	495,272.40	3,631,997.64	14,296,865.36

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

12. 在建工程*(續)*

(3) 在建工程減值準備年末數為130,000.00元(年初數：80,000.00元)。

由於發生長期停建且在可預見的將來不會重新開工，本集團於本年末對敬修堂安必克設備安裝全額提取減值準備50,000元，連同本集團於上年末對中一除塵工程提取的減值準備80,000元，在建工程減值準備年末數為130,000.00元。

(4) 在建工程年末數中包含的借款費用資本化金額為3,746千元(上年末：63千元)。

13. 無形資產

(1) 無形資產明細如下：

項目名稱	取得方式	原值	年末減值準備	剩餘攤銷月數
南洲路新廠房土地	購買	4,301,046.00	—	492
人民路舊廠房土地	購買	2,686,602.00	—	492
寧溪橫街19-29號土地	購買	1,618,067.38	—	462
多寶路昌華新街32號 中山八路石桂里3號土地	購買	1,465,822.00	—	187
廣州市雲埔工業區土地	購買	2,255,182.58	—	571
廣州市北京路194號土地	購買	2,362,581.08	—	521
廣州大道南1688號土地	購買	27,006,173.92	—	512
松崗廠區土地	購買	20,417,970.00	—	468
南海黃岐土地	購買	4,090,000.00	—	457
番禺東沙開發區土地	購買	15,947,019.00	—	492
白雲區江村廠房土地	購買	3,463,092.00	—	510
十二甫新街#4-6#10-1土地	購買	3,509,041.00	—	391
和平西路136-138號土地	購買	1,535,744.00	—	391
北京路328號土地	購買	1,306,988.00	—	90
大同路103號土地	土地評估增值	17,928,863.00	—	391
醫藥公司黃金圍物流工程軟體	購買	5,052,929.55	—	53
新洲倉庫B區土地	購買	2,676,141.00	480,700.24	491
上九路85號土地	購買	2,735,793.33	—	420
芳村塞壩路12號土地	購買	1,764,522.90	—	509
新港中路赤崗北街33號土地	接受投資	1,755,288.00	—	528

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

12. 在建工程 *(續)*

(2) 在建工程本年變動情況如下：

工程名稱	年初數	本年增加數	本年轉入固定資產	其他減少數	年末數
星群易地遷廠改造	1,727,686.68	4,352,528.70	5,771,697.63	19,664.60	288,853.15
星群製劑車間三期工程	1,792,452.73	2,286,445.06	—	126,400.00	3,952,497.79
顆粒製劑車間三期四樓	6,345,236.85	3,690,000.00	10,035,236.85	—	—
B區倉庫三期	8,226,712.57	2,600,000.00	10,826,712.57	—	—
中一雲埔易地改造	74,743,400.45	91,309,458.67	165,216,009.49	—	836,849.63
陳李濟廠房移地擴建	1,336,275.76	148,198.43	931,341.43	553,132.76	—
陳李濟產品技改工程	13,306,720.51	1,392,812.78	13,926,059.65	—	773,473.64
陳李濟產品陳列館	1,923,248.86	3,833,357.41	5,673,045.27	—	83,561.00
漢方從化基地建設	40,110,014.39	49,636,995.35	—	—	89,747,009.74
漢方設備安裝工程	1,253,927.00	—	935,483.00	—	318,444.00
敬修堂機器設備預付款	2,119,798.60	4,769,039.54	4,545,016.93	—	2,343,821.21
敬修堂栓劑灌裝生產線	3,952,666.48	63,500.00	2,326,166.48	—	1,690,000.00
敬修堂追風透骨丸灌裝生產線	6,832,257.64	398,833.45	6,583,691.09	—	647,400.00
敬修堂GMP工程改造	1,727,864.16	—	517,864.16	—	1,210,000.00
敬修堂萬花油GMP項目	2,955,553.43	72,730.00	3,028,283.43	—	—
敬修堂汙水處理池	558,281.00	—	—	—	558,281.00
敬修堂其他工程	—	698,861.23	—	—	698,861.23
潘高壽GMP改造工程	65,603,308.09	22,290,845.79	85,321,237.88	—	2,572,916.00
醫藥公司黃金圍物流中心工程	42,809,559.61	10,623,533.66	53,433,093.27	—	—
藥材公司采芝林嘉鴻花園商鋪	2,179,473.00	—	2,179,473.00	—	—
藥材公司中藥飲片廠GMP工程	2,947,534.12	614,683.36	2,951,628.41	152,263.52	458,325.55
拜迪設備安裝A	1,283,400.00	1,019,700.00	—	—	2,303,100.00
拜迪設備安裝B	61,681.00	5,948,712.67	1,682,721.03	—	4,327,672.64
環葉開發區固體製劑車間工程	2,340,041.06	163,154.20	1,250,395.06	—	1,252,800.20
盈康GMP改造工程	—	20,351,486.71	19,705,496.71	—	645,990.00
奇星倉儲工程	—	2,202,351.19	—	—	2,202,351.19
奇星新創舉大廈辦公樓	16,872,455.01	—	16,872,455.01	—	—
其他	2,999,039.83	15,739,930.92	15,826,387.73	49,715.89	2,862,867.13
	306,008,588.83	244,207,159.12	429,539,496.08	901,176.77	119,775,075.10

在建工程年末數比年初數減少60.86%，主要原因是本年度廣州中一藥業股份有限公司雲埔廠房易地改造、廣州醫藥有限公司黃金圍物流配送中心及各子公司GMP改造等工程完工結轉固定資產。

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

12. 在建工程

(1) 在建工程明細如下：

工程名稱	預算數	資金來源	工程投入佔預算的比例
星群易地遷廠改造	243,688,046.72	自有資金及金融機構借款	78%
星群製劑車間三期工程	16,835,778.76	自有資金	111%
顆粒製劑車間三期四樓	11,000,000.00	自有資金	100%
B區倉庫三期	11,000,000.00	自有資金	100%
中一雲埔易地改造	197,030,000.00	自有資金、金融機構借款及政府撥款	99%
陳李濟廠房移地擴建	126,000,000.00	自有資金	101%
陳李濟產品技改工程	29,100,000.00	自有資金及募股資金	85%
陳李濟產品陳列館	4,000,000.00	自有資金	144%
漢方從化基地建設	118,840,000.00	募股資金及政府撥款	77%
漢方設備安裝工程	3,786,349.50	募股資金及政府撥款	100%
敬修堂機器設備預付款		自有資金及金融機構貨款	
敬修堂栓劑灌裝生產線	12,821,045.48	自有資金及募股資金	100%
敬修堂追風透骨丸灌裝生產線	11,339,612.77	自有資金及募股資金	99%
敬修堂GMP工程改造	30,300,000.00	自有資金及金融機構貨款	28%
敬修堂萬花油GMP項目	4,196,978.09	自有資金	97%
敬修堂汙水處理池		自有資金	
敬修堂其他工程		自有資金	
潘高壽GMP改造工程	104,910,000.00	金融機構貸款及國債專項資金	85%
醫藥公司黃金圍物流中心工程	52,980,000.00	自有資金\募股資金及金融機構借款	101%
藥材公司采芝林嘉鴻花園商鋪	2,179,473.00	自有資金及募股資金	100%
藥材公司中藥飲片廠GMP工程	5,000,000.00	自有資金	71%
拜迪設備安裝	3,000,000.00	政府撥款	77%
拜迪設備安裝	8,000,000	自有資金	109%
環葉開發區固體製劑車間工程	4,738,900.00	自有資金	56%
盈康GMP改造工程	23,000,000.00	自有資金	88%
奇星倉儲工程	6,000,000.00	自有資金	37%
奇星新創舉大廈辦公樓	16,000,000.00	自有資金	100%

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

11. 固定資產及累計折舊

原值	年初數	本年增加額	本年減少額	年末數
房屋及建築物	841,687,281.55	213,413,077.11	5,532,701.77	1,049,567,656.89
機器設備	474,145,759.56	254,178,063.61	14,978,186.76	713,345,636.41
運輸設備	91,566,963.10	8,458,034.98	6,574,025.22	93,450,972.86
電器設備	25,646,585.28	6,522,206.32	1,640,606.51	30,528,185.09
辦公設備	54,586,961.69	18,793,313.00	2,087,812.10	71,292,462.59
固定資產裝修	17,809,198.38	4,505,252.19	—	22,314,450.57
	1,505,442,749.56	505,869,947.21	30,813,332.36	1,980,499,364.41

累計折舊	年初數	本年增加額	本年減少額	年末數
房屋及建築物	163,377,827.36	36,876,124.90	2,619,054.37	197,634,897.89
機器設備	239,579,345.63	38,944,800.23	8,453,126.36	270,071,019.50
運輸設備	51,875,612.54	13,493,422.66	5,938,207.97	59,430,827.23
電器設備	14,098,809.36	3,123,340.70	1,364,928.30	15,857,221.76
辦公設備	26,351,235.94	9,150,233.87	1,585,261.95	33,916,207.86
固定資產裝修	3,303,779.94	3,137,567.94	—	6,441,347.88
	498,586,610.77	104,725,490.30	19,960,578.95	583,351,522.12

減值準備	年初數	本年增加額	本年減少額	年末數
房屋及建築物	18,139,824.50	41,496.35	30,664.24	18,150,656.61
機器設備	7,239,412.42	1,513,069.03	1,736,106.87	7,016,374.58
運輸設備	278,067.41	—	100,668.83	177,398.58
電器設備	—	—	—	—
辦公設備	129,520.14	—	121,007.99	8,512.15
固定資產裝修	—	—	—	—
	25,786,824.47	1,554,565.38	1,988,447.93	25,352,941.92

(1) 本年度由在建工程轉入固定資產原值的金額為429,539千元。

(2) 截至二零零四年十二月三十一日止，本集團以淨值130,344千元的固定資產作抵押，用於獲取銀行提供的借款。

(3) 本集團於年末對由於技術陳舊、毀損、長期閒置等原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備25,353千元。

(4) 固定資產年末數比年初數增加31.56%，主要原因是本年度廣州中一藥業有限公司雲埔廠房易地改造、廣州醫藥有限公司黃金圍物流配送中心及各子公司GMP改造等工程完工結轉固定資產。

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

10. 長期股權投資(續)

(2) 長期股權投資本年變動情況如下：(續)

註1： 由於本集團自一九九七年起一直未能獲得印尼三有實業有限公司的財務資料，無法掌握該投資項目的現狀，基於謹慎性原則，本集團對該項目全額提取減值準備。

註2： 深圳市奇星藍藻生物有限公司虧損嚴重，難以繼續經營，於二零零三年末開始清算，估計投資額大部分不能回收，本集團對該項目全額提取減值準備。

註3： 廣州潘高壽天然保健品有限公司合併價差1,132,975.26元，反映本公司屬下的廣州潘高壽藥業股份有限公司分別於一九九九年十月及二零零二年十一月購買廣州潘高壽天然保健品有限公司32%及15%股權所支付的價款，與應享有廣州潘高壽天然保健品有限公司所有者權益份額之間的差額的攤餘價值。該股權投資差額的初始金額為1,990,885.94元，從形成次月起在投資合同規定的投資期限內分期平均攤銷，本年攤銷額為161,853.68元，累計已攤銷857,910.68元。

註4： 廣州環葉制藥有限公司合併價差793,872.95元，反映本公司於二零零二年十二月購買廣州環葉制藥有限公司的股權及增資所支付的價款與應享有廣州環葉制藥有限公司所有者權益份額之間的差額的攤餘價值，從二零零三年一月起分期平均攤銷。該股權投資差額的初始金額為992,341.19元，本年攤銷額為99,234.12元，累計攤銷198,468.24元。

註5： 廣州拜迪生物醫藥有限公司合併價差244,147.59元，反映本公司於二零零二年六月和二零零三年十一月向該公司增資時支付的價款與應享有廣州拜迪生物醫藥有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為291,355.39元，本年攤銷額為29,135.54元，累計攤銷47,207.80元。

註6： 福建廣藥潔達醫藥有限公司合併價差561,689.58元，反映本公司的子公司廣州醫藥有限公司於二零零四年七月十四日購買福建廣藥潔達醫藥有限公司50%股權時支付的價款與應享有福建廣藥潔達醫藥有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為586,110.87元，本年攤銷額為24,421.29元，累計攤銷24,421.29元。

註7： 廣西盈康藥業有限責任公司合併價差607,002.20元，反映本公司於二零零四年三月三十一日購買廣西盈康藥業有限責任公司51%股權時支付的價款與應享有廣西盈康藥業有限責任公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為656,216.43元，本年攤銷額為49,216.23元，累計攤銷49,216.23元。

註8： 廣州廣藥盈邦營銷有限公司合併價差835,747.27元，反映本公司於二零零四年二月二十八日購買廣州廣藥盈邦營銷有限公司51%股權時支付的價款與應享有廣州廣藥盈邦營銷有限公司所有者權益份額的差額的攤餘價值。該股權投資差額的初始金額為911,724.29元，本年攤銷額為75,977.02元，累計攤銷75,977.02元。

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)*(續)*

10. 長期股權投資*(續)*

(2) 長期股權投資本年變動情況如下：

被投資公司名稱	年末數	本年權益法增減額	累計權益法增減額	長期投資減值準備	註
印尼三有實業有限公司	1,078,551.23	—	(261,418.37)	1,078,551.23	[1]
廣州中富藥業有限公司	1,448,686.30	20,177.04	1,328,072.95	—	
上海九和堂國藥有限公司	615,000.00	—	—	—	
杭州浙大漢方中藥信息工程有限公司	268,823.07	(78,239.48)	(171,176.93)	—	
廣州敬修堂一七九零營銷有限公司	255,000.00	—	—	—	
廣州康壽藥業有限公司	1,597,382.80	(222,860.82)	(862,617.20)	—	
明泰實業(泰國)有限公司	285,375.56	(35,468.34)	(231,554.77)	—	
華東醫藥股份有限公司	264,000.00	—	—	—	
廣州聯傑電腦科技有限公司	188,005.46	(63,161.91)	(63,161.91)	—	
廣州市藥材公司北京路藥材商場	218,399.05	—	58,399.05	—	
金鷹基金管理有限公司	11,540,543.71	(3,788,079.69)	(8,459,456.29)	—	
暨華醫療器械責任有限公司	2,878,090.39	(293,962.40)	(1,321,909.61)	—	
廣州金申醫藥科技有限公司	394,487.59	(370,512.41)	(370,512.41)	—	
中國光大銀行	10,725,000.00	—	—	—	
南海市南方包裝有限公司	30,000,000.00	—	—	—	
國藥集團工業股份有限公司	8,000,000.00	—	—	—	
廣州華因生物技術有限公司	1,000,000.00	—	—	—	
深圳市奇星藍藻生物有限公司	535,078.61	(335,844.64)	(3,064,921.39)	535,078.61	[2]
奇星馬中藥業有限公司	362,826.38	—	—	—	
交通銀行	393,841.40	—	—	—	
廣州潘高壽天然保健品有限公司合併價差	1,132,975.26	—	—	—	[3]
廣州環葉制藥有限公司合併價差	793,872.95	—	—	—	[4]
廣州拜迪生物醫藥有限公司合併價差	244,147.59	—	—	—	[5]
福建廣藥潔達醫藥有限公司合併價差	561,689.58	—	—	—	[6]
廣西盈康藥業有限責任公司合併價差	607,000.20	—	—	—	[7]
廣州廣藥盈邦營銷有限公司合併價差	835,747.27	—	—	—	[8]
	76,224,524.40	(5,167,952.65)	(13,420,256.88)	1,613,629.84	

六、合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）（續）

9. 待攤費用

	年初數	本年增加數	本年攤銷數	年末數
預付保險費	1,816,749.55	2,449,739.04	2,610,697.12	1,655,791.47
固定資產修理費用	—	1,035,564.41	1,035,564.41	—
路橋費	126,433.28	270,018.39	193,337.69	203,113.98
廣告費	6,239,158.00	8,332,780.00	14,505,938.00	66,000.00
待抵扣進項稅	82,396,108.92	361,007,423.82	356,015,910.44	87,387,622.30
其他	721,905.31	9,417,715.04	9,616,716.11	522,904.24
	91,300,355.06	382,513,240.70	383,978,163.77	89,835,431.99

10. 長期股權投資

(1) 長期股權投資明細如下：

被投資公司名稱	投資期限	持有股權比例	初始投資額
印尼三有實業有限公司	2014年	50.00%	1,521,562.82
廣州中富藥業有限公司	無期限	50.00%	400,000.00
上海九和堂國藥有限公司	2007年	32.37%	615,000.00
杭州浙大漢方中藥信息工程有限公司	無期限	44.00%	440,000.00
廣州敬修堂一七九零營銷有限公司	無期限	51.00%	255,000.00
廣州康壽藥業有限公司	2006年	66.00%	2,460,000.00
明泰實業（泰國）有限公司	2007年	40.00%	516,930.33
華東醫藥股份有限公司	無期限	13.47%	264,000.00
廣州聯傑電腦科技有限公司	無期限	50.00%	250,000.00
廣州市藥材公司北京路藥材商場	無期限	20.00%	160,000.00
金鷹基金管理有限公司	無期限	20.00%	20,000,000.00
暨華醫療器械責任有限公司	無期限	24.00%	4,200,000.00
廣州金申醫藥科技有限公司	無期限	38.25%	765,000.00
中國光大銀行	無期限	0.30%	10,725,000.00
南海市南方包裝有限公司	2011年	21.42%	30,000,000.00
國藥集團工業股份有限公司	無期限	10.00%	8,000,000.00
廣州華因生物技術有限公司	無期限	15.00%	1,000,000.00
深圳市奇星藍藻生物有限公司	2016年	72.00%	3,600,000.00
奇星馬中藥業有限公司	2005年	40.00%	362,826.38
交通銀行	無期限		393,841.40

六、合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

6. 預付賬款

(1) 預付賬款年末數中，沒有預付持本公司5%(含5%)以上表決權股份股東的款項。

(2) 預付賬款年末數比年初數增加33.42%，主要原因是本集團屬下的醫藥貿易企業本年度業務上升，採購量有較大幅度增加，預付貨款也相應增加。

7. 應收補貼款

	年末數	年初數
商品出口退稅款	**2,224,155.35**	10,325,834.50

應收補貼款年末數比年初數減少78.46%，主要原因是本集團屬下的廣州市醫藥進出口公司本年度收到稅務機關退回的二零零二年度至二零零四年度的增值稅出口退稅約人民幣16,984千元。

8. 存貨

	年末數		年初數	
	餘額	**存貨跌價準備**	餘額	存貨跌價準備
在途物資	**1,761,969.43**	**—**	3,697,330.09	—
原材料	**84,240,197.29**	**298,752.78**	80,703,963.41	298,752.78
在產品	**79,290,846.85**	**—**	62,052,049.41	—
產成品	**95,650,066.82**	**63,937.84**	80,545,553.20	111,066.72
低值易耗品	**1,715,469.16**	**—**	1,916,496.77	—
包裝物	**32,304,739.81**	**—**	32,111,255.96	—
委託加工物資	**181,754.49**	**—**	600,394.57	—
庫存商品	**808,089,816.93**	**24,952,828.40**	802,786,887.82	449,914.69
其他	**5,414.40**	**—**	3,885,332.06	—
	1,103,240,275.18	**25,315,519.02**	1,068,299,263.29	859,734.19

存貨跌價準備比年初增加2,844.58%，主要原因是本公司屬下的廣州市藥材公司基於謹慎性原則，對由於即將到期、滯銷等原因而可能導致銷售價格低於成本的存貨提取了跌價準備24,388,727.50元。

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)(續)

5. 其他應收款

(1) 其他應收款年末餘額按賬齡分析如下：

	年末數			
賬齡	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	64,888,082.69	51.87%	577,190.29	0.89%
1~2年	31,298,696.04	25.02%	1,870,367.38	5.98%
2~3年	5,443,619.75	4.35%	1,867,311.67	34.30%
3~4年	11,711,184.50	9.36%	284.75	—
4~5年	2,040,251.54	1.63%	1,005,659.02	49.29%
5年以上	9,719,192.98	7.77%	7,998,130.97	82.29%
	125,101,027.50		13,318,944.08	10.65%

	年初數			
賬齡	餘額	佔總額的比例	壞賬準備	計提比例
1年以內	93,173,619.62	66.12%	119,286.94	0.13%
1~2年	6,873,747.02	4.88%	63,544.95	0.92%
2~3年	13,298,935.52	9.44%	26,706.28	0.20%
3~4年	8,057,699.86	5.72%	512,939.25	6.37%
4~5年	2,202,650.53	1.56%	265,780.12	12.07%
5年以上	17,309,170.05	12.28%	8,946,826.69	51.69%
	140,915,822.60	100.00%	9,935,084.23	7.05%

(2) 其他應收款年末數的具體內容如下：

	年末數	年初數
備用金	**2,268,239.88**	2,076,005.92
各種保證金、押金及定金	**4,217,943.36**	6,802,582.70
工程及設備款	**11,786,965.97**	17,762,100.48
業務活動借支	**19,335,088.32**	13,708,930.15
員工備用金借款	**245,585.58**	882,418.13
關聯公司往來	**23,923,424.79**	20,551,803.91
其他應收暫付款	**9,100,614.52**	16,303,997.28
應收商業折扣和折讓	**22,523,950.71**	8,554,968.38
與外單位的往來款	**31,699,214.37**	54,273,015.65
	125,101,027.50	140,915,822.60

上述其他應收款年末數中，持本公司5%(含5%)以上表決權股份股東的欠款是廣藥集團欠本公司的往來款6,312,343.14元。

(3) 其他應收款年末數前5名金額合計為14,532,021.38元，佔其他應收款總額的10.84%。

(4) 本年實際沖銷其他應收款壞賬共8筆，合計2,380,668.30元，均不涉及關聯交易。

六、 合併會計報表主要項目附註（如無特別注明，貨幣單位均為人民幣元）（續）

3. 應收票據

	年末數	年初數
銀行承兌匯票	**62,186,822.02**	35,611,830.71
商業承兌匯票	**123,022,778.21**	16,668,924.48
	185,209,600.23	52,280,755.19

應收票據年末數比年初數增加254.26%，主要原因是本集團業務量增加，對大客戶較多採用票據進行結算。

4. 應收賬款

(1) 應收賬款年末餘額按賬齡分析如下：

	年末數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	957,240,209.19	93.65%	9,609,444.44	1.00%
1~2年	18,333,301.62	1.79%	3,516,319.01	19.18%
2~3年	16,413,164.55	1.61%	13,273,231.44	80.87%
3~4年	4,021,203.48	0.39%	2,581,749.92	64.20%
4~5年	6,774,493.37	0.66%	6,142,185.98	90.67%
5年以上	19,333,342.80	1.89%	19,333,342.79	100.00%
	1,022,115,715.01	100.00%	54,456,273.58	5.33%

	年初數			
賬齡	**餘額**	**佔總額的比例**	**壞賬準備**	**計提比例**
1年以內	870,056,908.56	93.16%	8,856,680.31	1.02%
1~2年	22,879,523.01	2.45%	13,419,533.32	58.65%
2~3年	8,144,462.74	0.87%	3,185,631.44	39.11%
3~4年	6,774,493.37	0.73%	4,570,482.67	67.47%
4~5年	7,191,215.04	0.77%	6,652,596.13	92.51%
5年以上	18,862,568.76	2.02%	18,862,568.76	100.00%
	933,909,171.48	100.00%	55,547,492.63	5.95%

上述應收賬款餘額中，沒有持本公司5%（含5%）以上表決權股份股東的欠款。

(2) 應收賬款年末數前5名金額合計為72,156,031.38元，佔應收賬款總額的7.06%。

(3) 本年實際沖銷應收賬款壞賬共473筆，合計6,648,229.72元，均不涉及關聯交易。

(4) 賬齡2~3年的應收賬款年末餘額中有9,638,751.88元是應收普寧市宏海藥業有限公司貨款。由於普寧市宏海藥業有限公司不確認該項貨款，基於謹慎性原則，本集團對該項應收賬款全額提取壞賬準備。

六、 合併會計報表主要項目附註(如無特別注明，貨幣單位均為人民幣元)

1. 貨幣資金

	年末數	年初數
現金	**1,192,326.45**	1,636,651.51
銀行存款	**859,419,351.72**	813,935,035.65
其他貨幣資金	**20,212,919.73**	867,353.98
	880,824,597.90	816,439,041.14

(1) 銀行存款餘額明細如下：

	年末數	年初數
活期存款	**715,712,994.49**	795,273,557.32
定期存款	**143,706,357.23**	18,661,478.33
	859,419,351.72	813,935,035.65

(2) 其他貨幣資金餘額明細如下：

	年末數	年初數
外埠存款	**51,175.67**	49,292.78
信用卡存款	**290,109.98**	257,790.04
信用證保證金存款	**4,830,076.94**	453,121.55
銀行匯票存款	**10,165,833.00**	—
其他	**4,875,724.14**	107,149.61
	20,212,919.73	867,353.98

本集團年末持有存於香港的活期銀行存款，其中港元2,162,101.05元(折合人民幣2,299,826.89元)、美元862.81元(折合人民幣7,141.05元)。

2. 短期投資

	年末數	短期投資跌價準備	年末市價
國債投資	**9,752,600.00**	675,600.00	9,077,000.00
基金投資	**10,000,000.00**	515,000.00	9,485,000.00
	19,752,600.00	1,190,600.00	

本集團根據上海證券交易所及深圳證券交易所二零零四年十二月三十一日的證券收市價，對證券投資項目市價低於成本的差額計提短期投資跌價準備。

短期投資年末數比年初數減少62.50%，主要原因是本公司本年度處置了部分短期投資。

四、 控股子公司及合營企業(續)

(2) 本集團持有子公司股權超過50%而沒有將其納入合併範圍的情況包括：

本集團持有深圳市奇星藍藻生物有限公司72%的股權，持有廣州康壽藥業有限公司66%的股權，由於這兩家子公司已進入清算階段，本公司沒有將其納入合併範圍。

本集團持有廣州敬修堂一七九零營銷有限公司51%的股權，由於該公司的資產總額、銷售收入及淨利潤中本集團所擁有的數額，佔本集團的資產總額、銷售收入及各期淨利潤的比率均在10%以下，本集團基於重要性原則，根據財會二字[1996]2號《關於合併會計報表合併範圍請示的復函》的規定，沒有將這家子公司納入合併報表範圍。

(3) 本年度新增的控股子公司包括：

廣州廣藥盈邦營銷有限公司，本集團以受讓股權的方式獲得其51%的股權，股權購買日為二零零四年二月二十七日。

廣西盈康藥業有限責任公司，本集團以增資入股的方式獲得其51%的股權，股權購買日為二零零四年四月一日。

本集團以上述兩家公司對淨資產和經營的控制權實際上轉讓給本公司的日期作為股權購買日。

五、 利潤分配

本公司繳納所得稅後的利潤按下列順序分配：

(1) 彌補虧損；

(2) 提取法定盈餘公積金；

(3) 提取法定公益金；

(4) 提取任意盈餘公積金；

(5) 支付股利。

稅後利潤的分配和股利支付，由董事會提出方案，報股東大會審議通過。除非股東另有決議，股東會授權董事會可分派中期股利。

四、控股子公司及合營企業

(1) 納入合併會計報表合併範圍的子公司

公司名稱	註冊地	實收資本/股本 人民幣萬元	本集團 實際投資額 人民幣萬元	本集團 持股比例 %	業務性質
廣州漢方現代中藥研究開發有限公司	廣州	12,776	9,333	72.96	醫藥、保健品研究開發
廣州拜迪生物醫藥有限公司	廣州	7,010	6,650	94.87	藥品研究開發
廣州環葉製藥有限公司	廣州	600	358	59.701	生產化學原料藥
廣州星群(藥業)股份有限公司	廣州	7,717	6,867	88.99	生產中成藥
廣州中一藥業有限公司	廣州	16,600	16,105	97.016	生產中成藥
廣州陳李濟藥廠	廣州	9,400	9,400	100	生產中成藥
廣州奇星藥廠	廣州	8,242	8,242	100	生產中成藥
廣州敬修堂(藥業)股份有限公司	廣州	8,623	7,623	88.4	生產中成藥
廣州潘高壽藥業股份有限公司	廣州	6,544	5,744	87.77	生產中成藥
廣州王老吉藥業股份有限公司	廣州	10,638	9,838	92.48	生產中成藥
廣州醫藥有限公司	廣州	22,200	21,533	96.9941	銷售西藥及醫療器械
廣州市藥材公司	廣州	6,970	6,970	100	銷售中成藥及中藥材
廣州市醫藥進出口公司	廣州	1,500	1,500	100	藥品進出口
廣州廣藥盈邦營銷有限公司	廣州	1,841	388.87	51	中成藥及中藥材貿易
廣西盈康藥業有限責任公司	南寧	3,188	2,172	51	生產中成藥

三、 稅項及附加

本集團的應納稅項情況如下：

1. 流轉稅及附加

(1) 流轉稅

應稅項目	稅種	稅率
產品銷售收入	增值稅	17%
材料轉讓收入	增值稅	17%
勞務收入	營業稅	5%
租金收入	營業稅	5%
資金佔用費收入	營業稅	5%
酒類產品銷售收入	消費稅	10%

(2) 城市維護建設稅

按流轉稅稅額的7%計算和繳納。本公司屬下的外商投資企業按規定免繳城市維護建設稅。

(3) 教育費附加

按流轉稅稅額的3%計算和繳納。本公司屬下的外商投資企業按規定免繳教育費附加。

2. 企業所得稅

本集團按照《中華人民共和國企業所得稅暫行條例》的規定繳納企業所得稅，稅率為33%。

根據《中華人民共和國外商投資企業和外國企業所得稅法》的規定，本公司屬下的廣州奇星藥業有限公司的企業所得稅率為24%，地方所得稅稅率為3%。

二、 主要會計政策、會計估計及合併會計報表編製方法（續）

16. 長期待攤費用

本集團的長期待攤費用按實際發生的支出入賬，按預計受益期平均攤銷。

本集團的開辦費於發生時在長期待攤費用中歸集，在開始生產經營當月一次計入損益。

17. 借款費用的會計處理方法

本集團把與生產經營有關的借款費用計入當期財務費用。

與購建固定資產等長期資產相關的借款費用，在資產達到預定可使用狀態前予以資本化，計入所購建資產的成本；在資產達到預定可使用狀態後計入當期財務費用。

借款費用的資本化金額按期末購建固定資產等長期資產的加權平均累計支出與資本化率的乘積確定。

18. 收入確認原則

本集團於產品或商品已經發出，產品或商品所有權上的主要風險及報酬已轉移給購貨方，本集團不再擁有對該產品或商品的繼續管理權及實際控制權，相關收入已收到或取得索取價款的憑據，並且相關成本能夠可靠計量時，確認銷售收入實現。

本集團對於在同一會計年度內開始並完成的勞務，在勞務已完成，勞務總收入和總成本能夠可靠地計量，與交易相關的經濟利益能夠流入時確認勞務收入實現。對於開始和完成分屬不同會計年度的勞務，在提供勞務交易的結果能夠可靠估計的情況下，本集團在資產負債表日按完工百分比法確認相關的勞務收入。

19. 所得稅的會計處理方法

本集團的所得稅採用應付稅款法核算。

20. 合併會計報表編製方法

本集團的合併會計報表是按照財政部[1995]11號文《合併會計報表暫行規定》以及財會二字[1996]2號《關於合併會計報表合併範圍請示的覆函》，將所控制的所有重要子公司納入合併會計報表的合併範圍，在匯總本公司及所有納入合併範圍的子公司個別會計報表的基礎上，對本公司與子公司以及子公司之間的經濟業務進行充分抵銷後編製而成。

二、 主要會計政策、會計估計及合併會計報表編製方法 *(續)*

13. 固定資產及累計折舊

本集團將使用期限在1年以上，單位價值在人民幣2,000元以上的房屋及建築物、運輸工具、設備、器具等資產作為固定資產。固定資產按實際成本計價，預留0%~10%的殘值，按以下折舊率採用直線法提取折舊：

固定資產類別	折舊年限	年折舊率
房屋及建築物	15~50年	1.80%~6.60%
機器設備	4~18年	5%~24.75%
運輸設備	5~10年	9%~19.80%
電器設備	5~10年	9%~19.80%
辦公設備	4~8年	11.25%~24.75%
固定資產裝修	5年	20%
其他設備	4~15年	6%~24.75%

已計提減值準備的固定資產在計提折舊時，按照該項固定資產的賬面價值(即固定資產原價減去累計折舊和已計提的減值準備)，以及尚可使用年限重新計算確定折舊率和折舊額；如果已計提減值準備的固定資產價值又得以恢復，該項固定資產的折舊率和折舊額的確定方法，按照固定資產價值恢復後的賬面價值，以及尚可使用年限重新計算確定折舊率和折舊額。

本集團對於市價持續下跌，或因技術陳舊、毀損、長期閒置或其他經濟原因導致其可收回金額低於賬面價值的固定資產，按預計可收回金額低於賬面價值的差額計提固定資產減值準備。

14. 在建工程核算方法

本集團的在建工程按實際成本計價，在達到預定可使用狀態時結轉為固定資產。

本集團對於發生長期停建且在可預見的將來不會重新開工，或在性能上、技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性，或其他足以證明已經發生減值情況的在建工程，按預計可收回金額低於賬面價值的差額計提在建工程減值準備。

15. 無形資產及其攤銷

本集團的無形資產主要是土地使用權及專有技術，按實際成本計價，自取得當月起在預計使用年限內分期平均攤銷。

本集團的無形資產在期末時按照賬面價值與預計可收回金額孰低計量，對可收回金額低於賬面價值的差額計提無形資產減值準備。

二、 主要會計政策、會計估計及合併會計報表編製方法*(續)*

10. 長期股權投資核算方法

本集團的長期股權投資按實際成本計價。

對於投資額佔被投資企業有表決權資本總額20%以下(不含20%)，或雖佔20%或以上但不具有重大影響的，採用成本法核算；對於投資額佔被投資企業有表決權資本總額20%或20%以上，或雖不足20%但具有重大影響的，採用權益法核算；對於投資額佔被投資企業有表決權資本總額超過50%，或雖不超過50%但具有實質控制權的，採用權益法核算，合併會計報表。

採用權益法核算的投資項目，於期末按分享或分擔的被投資企業實現的淨利潤或發生的淨虧損的份額確認投資收益或投資損失；採用成本法核算的投資項目，在被投資企業宣告發放股利時確認投資收益。

初始投資成本超過應享有被投資單位所有者權益份額的差額分期平均攤銷，投資合同規定了投資期限的，按投資期限攤銷；投資合同沒有規定投資期限的，按不超過10年的期限攤銷。初始投資成本低於應享有被投資單位所有者權益份額的差額計入資本公積。

11. 長期債權投資核算方法

本集團的長期債權投資按實際成本計價，採用成本法核算投資收益。

債券投資的溢價或折價在債券存續期間內於確定相關債券利息收入時採用直線法攤銷。

12. 長期投資減值準備

經董事會批准，本集團對由於市價持續下跌或被投資企業經營狀況惡化等原因導致長期投資項目的可收回金額低於賬面價值，並且這種價值的降低在可預見的未來期間內不可能恢復，按預計可收回金額低於長期投資賬面價值的差額提取長期投資減值準備。

二、 主要會計政策、會計估計及合併會計報表編製方法 *(續)*

8. 存貨核算方法

本集團的存貨包括產成品、庫存商品、在產品以及各類原材料、在途物資、低值易耗品、包裝物等。

本集團採用永續盤存制及實際成本對存貨進行核算。納入合併會計報表範圍的子公司有工業企業和商品流通企業，存貨計價原則分別如下：

(1) 工業企業：

對於原材料及產成品，採用計劃成本核算的企業，日常收入、發出存貨均按計劃成本記賬，月度終了，結轉發出存貨應負擔的成本差異，將當月發出存貨的計劃成本調整為實際成本；採用實際成本核算的企業，存貨的發出成本按加權平均法或先進先出法計算。

低值易耗品及包裝物按實際成本記賬，於領用時一次攤銷。

(2) 商品流通企業：

批發企業採用實際成本核算，商品的發出成本採用先進先出法核算。

零售企業採用售價法核算，月度終了，結轉當月發出商品應負擔的進銷價差。

本集團於期末對存貨進行清查，如由於存貨毀損、全部或部分陳舊過時或銷售價格低於成本等原因造成存貨成本高於可變現淨值，按預計可變現淨值低於存貨成本的差額計提存貨跌價準備。

9. 短期投資核算方法

本集團的短期投資按實際支付的價款扣除已宣告發放但未領取的現金股利或利息入賬。短期投資的現金股利或利息於實際收到時，沖減投資的賬面價值。短期投資處置時按收到的處置收入與賬面價值的差額確認為當期投資收益。

本集團的短期投資按成本與市價孰低計量，對期末市價低於成本的差額計提短期投資跌價準備。

二、 主要會計政策、會計估計及合併會計報表編製方法（續）

5. 外幣業務的折算

本集團發生外幣業務時，按業務發生當日的市場匯價將外幣金額折合為人民幣金額記賬。年度終了，將各種外幣賬戶的外幣年末餘額，按照年末市場匯價折合為人民幣金額，其與原賬面人民幣金額之間的差額計入財務費用。

6. 現金等價物的確定標準

本集團在編製現金流量表時將持有的期限短、流動性強、易於轉換為已知金額的現金、價值變動風險小的投資作為現金等價物。

7. 壞賬損失的核算方法

本集團採用備抵法對壞賬損失進行核算。實際發生壞賬時，沖銷壞賬準備。

壞賬的確認標準是：債務人破產或死亡，以其破產財產或遺產清償後仍無法收回的賬款；債務人逾期三年以上未履行其償債義務，且有明顯迹象表明無法收回，並經董事會批准確認為壞賬的賬款。

本集團根據董事會批准的壞賬準備計提標準，按賬齡分析法計提壞賬準備。另外，本集團根據債務單位的財務狀況、償債能力等情況，針對個別回收風險大的賬款單獨提取壞賬準備。

按賬齡分析法計提壞賬準備的具體方法如下：

應收款項賬齡	**提取比例**
1年以內	1%
1年~2年	10%
2年~3年	30%
3年~4年	50%
4年~5年	80%
5年以上	100%

上述應收款項包括應收賬款及其他應收款。其他應收款按扣除關聯公司欠款、未報銷的業務支出及其他不涉及資金回收的挂賬後的餘額計提壞賬準備。

一、 公司的基本情況

廣州藥業股份有限公司(以下簡稱「本公司」)是經國家經濟體制改革委員會以體改生[1997]139號文批准,由廣州醫藥集團有限公司(以下簡稱「廣藥集團」)獨家發起,將其屬下的8家中藥製造企業及3家醫藥貿易企業重組後,以其與生產經營性資產有關的國有資產權益投入,以發起方式設立的股份有限公司。本公司於一九九七年九月一日領取企業法人營業執照,註冊號為4401011101830。

經國家經濟體制改革委員會以體改生[1997]145號文和國務院證券委員會以證委發[1997]56號文批准,本公司於一九九七年十月上市發行了21,990萬股香港上市外資股(H股)股票。二零零一年一月十日,經中國證券監督管理委員會批准,本公司發行了7,800萬股人民幣普通股(A股)股票。本公司的股本總額為人民幣810,900,000元,其中國家股為人民幣513,000,000元,佔股本總額的63.26%,社會公眾股為人民幣297,900,000元,佔股本總額的36.74%。

本公司及納入合併會計報表範圍的子公司(以下簡稱「本集團」)主要從事資產經營、投資、開發、資金融通,並從事中成藥的開發、生產,生物製品、保健藥品、保健飲料的生產,以及從事中藥、西藥及醫療器械的批發、零售和進出口等業務。

目前本集團的架構主要包括8家中成藥製造企業、1家化學原料藥製造企業、2家醫藥研發企業和4家醫藥貿易企業。

二、 主要會計政策、會計估計及合併會計報表編製方法

1. 會計制度

本集團執行企業會計準則和《企業會計制度》及其補充規定。

2. 會計年度

本集團採用公曆年為會計年度,即自公曆每年一月一日起至十二月三十一日止。

3. 記賬本位幣

本集團採用人民幣為記賬本位幣。

4. 記賬基礎和計價原則

本集團的會計核算以權責發生制為基礎,資產的計價遵循歷史成本原則。

合併資產負債表附表2
貨幣單位：人民幣元

項目		附註	本年數	上年數
四.	**法定公益金：**			
	年初餘額	六-31	**134,458,560.41**	109,728,912.38
	本年增加數	六-31	**19,113,504.99**	24,892,774.22
	其中：從淨利潤中提取數		**19,113,504.99**	24,892,774.22
	本年減少數	六-31	**—**	163,126.19
	其中：集體福利支出		**—**	—
	年末餘額	六-31	**153,572,065.40**	134,458,560.41
五.	**未分配利潤：**			
	年初未分配利潤	六-32	**82,558,496.93**	74,594,593.92
	其他轉入	六-32	**153,385.06**	—
	本年淨利潤	六-32	**55,291,600.77**	139,795,406.44
	本年利潤分配	六-32	**115,497,592.26**	131,831,503.43
	資本公積補虧		**—**	—
	年末未分配利潤	六-32	**22,505,890.50**	82,558,496.93

合併資產負債表附表2
貨幣單位：人民幣元

項目		附註	本年數	上年數
一.	**實收股本：**			
	年初餘額	六-29	**810,900,000.00**	810,900,000.00
	本年增加數	六-29	—	—
	本年減少數	六-29	—	—
	年末餘額	六-29	**810,900,000.00**	810,900,000.00
二.	**資本公積：**			
	年初餘額	六-30	**1,119,572,202.41**	1,114,334,224.64
	本年增加數	六-30	**8,932,224.94**	5,237,977.77
	其中：股本溢價		—	3,564,622.18
	接受捐贈非現金資產準備		**391,662.19**	—
	接受現金捐贈		—	—
	股權投資準備		**215,256.10**	—
	撥款轉入		**3,409,298.05**	253,730.00
	外幣資本折算差額		—	—
	其他資本公積		**4,916,008.60**	1,419,625.59
	本年減少數	六-30	**2,123,002.00**	—
	其中：彌補虧損		—	—
	年末餘額	六-30	**1,126,381,425.35**	1,119,572,202.41
三.	**法定和任意盈餘公積：**			
	年初餘額	六-31	**281,987,122.66**	226,700,932.78
	本年增加數	六-31	**45,036,586.26**	55,777,651.52
	其中： 從淨利潤中提取數		**45,036,586.26**	55,777,651.52
	其中：法定盈餘公積		**22,707,161.44**	33,016,287.34
	任意盈餘公積		**22,329,424.82**	22,761,364.18
	法定公益金轉入數		—	—
	本年減少數	六-31	**153,385.06**	491,461.64
	其中：彌補虧損		—	—
	轉增股本		—	—
	分派現金股利或利潤		—	—
	分派股票股利		—	—
	年末餘額	六-31	**326,870,323.86**	281,987,122.66
	其中：法定盈餘公積		**216,051,925.08**	193,344,763.64

資產減值準備明細表

二零零四年度

合併資產負債表附表1

貨幣單位：人民幣元

項目	年初餘額	本年增加數	本年減少數			年末餘額
			因資產價值回升轉回數	其他原因轉出數	合計	
一、壞賬準備合計	65,482,576.86	11,321,538.82	—	9,028,898.02	9,028,898.02	67,775,217.66
其中：應收賬款	55,547,492.63	5,557,010.67	—	6,648,229.72	6,648,229.72	54,456,273.58
其他應收款	9,935,084.23	5,764,528.15	—	2,380,668.30	2,380,668.30	13,318,944.08
二、短期投資跌價準備合計	1,706,300.00	1,037,300.00	—	1,553,000.00	1,553,000.00	1,190,600.00
其中：股票投資	—	—	—	—	—	—
債券投資	1,677,300.00	522,300.00	—	1,524,000.00	1,524,000.00	675,600.00
基金投資	29,000.00	515,000.00	—	29,000.00	29,000.00	515,000.00
三、存貨跌價準備合計	859,734.19	25,148,330.66	—	692,545.83	692,545.83	25,315,519.02
其中：庫存商品	560,981.41	25,084,392.82	—	692,545.83	692,545.83	24,952,828.40
原材料	298,752.78	—	—	—	—	298,752.78
四、長期投資減值準備合計	1,782,698.40	12,524.66	181,593.22	—	181,593.22	1,613,629.84
其中：長期股權投資	1,782,698.40	12,524.66	181,593.22	—	181,593.22	1,613,629.84
長期債權投資	—	—	—	—	—	—
五、固定資產減值準備合計	25,786,824.47	1,554,565.38	275,647.25	1,712,800.68	1,988,447.93	25,352,941.92
其中：房屋、建築物	18,139,824.50	41,496.35	—	30,664.24	30,664.24	18,150,656.61
機器設備	7,239,412.42	1,513,069.03	275,647.25	1,460,459.62	1,736,106.87	7,016,374.58
六、無形資產減值準備	966,151.46	—	—	—	—	966,151.46
其中：專利權	—	—	—	—	—	—
商標權	—	—	—	—	—	—
七、在建工程減值減值準備	80,000.00	50,000.00	—	—	—	130,000.00
八、委託貸款減值準備	—	—	—	—	—	—
九、總計	96,664,285.38	39,124,259.52	457,240.47	12,987,244.53	13,444,485.00	122,344,059.90

附表八
貨幣單位：人民幣元

項目		本年累計數	上年累計數
	支付的其他與籌資活動有關的現金	35,000,000.00	—
	現金流出小計	84,222,454.75	48,677,066.35
	籌資活動產生的現金流量淨額	(84,222,454.75)	(48,677,066.35)
四.	匯率變動對現金的影響額	(61,835.60)	153,235.76
五.	現金及現金等價物淨增加額	(29,734,371.54)	26,917,924.32

附表八
貨幣單位：人民幣元

補充資料		本年累計數	上年累計數
1.	將淨利潤調節為經營活動的現金流量：		
	淨利潤	48,761,946.95	143,516,258.92
	加：計提的資產減值準備	—	100,408.71
	固定資產折舊	3,334,302.86	3,137,038.85
	無形資產攤銷	—	—
	長期待攤費用攤銷	759,324.26	1,186,247.13
	待攤費用減少（減：增加）	—	—
	預提費用增加（減：減少）	150,000.00	(1,250,000.00)
	處置固定資產、無形資產和其他長期資產的損失（減：收益）	5,742.70	—
	固定資產報廢損失	26,959.14	43,703.78
	財務費用	—	153,235.76
	投資損失（減：收益）	(62,978,959.10)	(166,528,032.74)
	遞延稅款貸項（減：借項）	—	—
	存貨的減少（減：增加）	—	—
	經營性應收項目的減少（減：增加）	1,800,677.81	5,225,701.10
	經營性應付項目的增加（減：減少）	1,771,659.99	1,532,204.95
	其他	—	—
	經營活動產生的現金流量淨額	(6,368,345.39)	(12,883,233.54)
2.	不涉及現金收支的投資和籌資活動：		
	債務轉為資本	—	—
	一年內到期的可轉換公司債券	—	—
	融資租入固定資產	—	—
3.	現金及現金等價物淨增加情況：		
	現金的期末餘額	201,807,672.50	231,542,044.04
	減：現金的期初餘額	231,542,044.04	204,624,119.72
	加：現金等價物的期末餘額	—	—
	減：現金等價物的期初餘額	—	—
	現金及現金等價物淨增加額	(29,734,371.54)	26,917,924.32

附表八
貨幣單位：人民幣元

項目	本年累計數	上年累計數
一. 經營活動產生的現金流量		
銷售商品、提供勞務收到的現金	—	—
收到的稅費返還	—	—
收到的其他與經營活動有關的現金	11,954,078.34	6,267,728.25
現金流入小計	11,954,078.34	6,267,728.25
購買商品、接受勞務支付的現金	—	—
支付給職工以及為職工支付的現金	7,416,248.88	10,467,841.34
支付的各項稅費	504,669.44	233,370.03
支付的其他與經營活動有關的現金	10,401,505.41	8,449,750.42
現金流出小計	18,322,423.73	19,150,961.79
經營活動產生的現金流量淨額	(6,368,345.39)	(12,883,233.54)
二. 投資活動產生的現金流量		
收回投資所收到的現金	40,344,197.13	20,000,000.00
其中：出售子公司所收到的現金	—	—
取得投資收益所收到的現金	122,319,276.02	109,477,064.46
處置固定資產、無形資產和其他長期資產收回的現金淨額	690.00	2,600.00
收到的其他與投資活動有關的現金	217,655,488.19	225,941,418.07
現金流入小計	380,319,651.34	355,421,082.53
購建固定資產、無形資產和其他長期資產所支付的現金	1,554,975.55	1,824,350.35
投資所支付的現金	81,575,713.99	29,775,000.00
其中：購買子公司所支付的現金	71,575,713.99	—
支付的其他與投資活動有關的現金	236,270,697.60	235,496,743.73
現金流出小計	319,401,387.14	267,096,094.08
投資活動產生的現金流量淨額	60,918,264.20	88,324,988.45
三. 籌資活動產生的現金流量		
吸收投資所收到的現金	—	—
借款所收到的現金	—	—
收到的其他與籌資活動有關的現金	—	—
現金流入小計	—	—
償還債務所支付的現金	—	—
分配股利、利潤或償付利息所支付的現金	49,222,454.75	48,677,066.35

附表七
貨幣單位：人民幣元

項目		本年累計數	上年累計數
一.	**淨利潤**	**48,761,946.95**	143,516,258.92
	加：年初未分配利潤	**356,049,259.87**	282,714,439.79
	加：其他轉入	—	—
二.	**可供分配的利潤**	**404,811,206.82**	426,230,698.71
	減：提取法定盈餘公積	**4,876,194.69**	14,351,625.89
	減：提取法定公益金	**2,438,097.35**	7,175,812.95
	減：提取職工獎勵及福利基金	—	—
	減：提取儲備基金	—	—
	減：提取企業發展基金	—	—
	減：利潤歸還投資	—	—
三.	**可供股東分配的利潤**	**397,496,914.78**	404,703,259.87
	減：應付優先股股利	—	—
	減：提取任意盈餘公積	—	—
	減：應付普通股股利	**48,654,000.00**	48,654,000.00
	減：轉作股本的普通股股利	—	—
四.	**未分配利潤**	**348,842,914.78**	356,049,259.87

二零零四年度

附表六

貨幣單位：人民幣元

項目	附註	本年累計數	上年累計數
一. 主營業務收入		—	—
減：主營業務成本		—	—
減：主營業務稅金及附加		—	—
二. 主營業務利潤		—	—
加：其他業務利潤		**8,408,475.17**	4,267,200.40
減：營業費用		—	—
減：管理費用		**24,568,843.51**	31,534,143.01
減：財務費用		**(2,129,172.49)**	(4,365,400.55)
三. 營業利潤		**(14,031,195.85)**	(22,901,542.06)
加：投資收益	七-3	**62,978,959.10**	166,528,032.74
加：補貼收入		—	—
加：營業外收入		**10,807.00**	725.46
減：營業外支出		**196,623.30**	110,957.22
四. 利潤總額		**48,761,946.95**	143,516,258.92
減：所得稅		—	—
五. 淨利潤		**48,761,946.95**	143,516,258.92

二零零四年十二月三十一日

附表五之二

貨幣單位：人民幣元

負債及股東權益	年末數	年初數
流動負債：		
短期借款	—	—
應付票據	—	—
應付賬款	—	—
預收賬款	—	—
應付工資	2,430,269.38	2,485,598.66
應付福利費	3,346,137.21	3,074,976.99
應付股利	25,980.20	11,137.00
應交税金	424,662.76	716,641.71
其他應交款	21,220.74	13,161.85
其他應付款	18,585,121.28	40,995,862.85
預提費用	2,150,000.00	2,000,000.00
預計負債	—	—
一年內到期的長期負債	—	—
其他流動負債	—	—
流動負債合計	26,983,391.57	49,297,379.06
長期負債：		
長期借款	—	—
應付債券	—	—
長期應付款	—	—
專項應付款	—	1,000,000.00
其他長期負債	—	—
長期負債合計	—	1,000,000.00
遞延税項：		
遞延税款貸項	—	—
負債合計	26,983,391.57	50,297,379.06
股東權益：		
股本	810,900,000.00	810,900,000.00
減：已歸還投資	—	—
股本淨額	810,900,000.00	810,900,000.00
資本公積	1,125,595,838.66	1,119,405,462.95
盈餘公積	153,118,167.58	145,803,875.54
其中：法定公益金	61,614,885.51	59,176,788.16
未分配利潤	348,842,914.78	356,049,259.87
其中：擬分配的現金股利	20,272,500.00	48,654,000.00
股東權益合計	2,438,456,921.02	2,432,158,598.36
負債及股東權益總計	2,465,440,312.59	2,482,455,977.42

二零零四年十二月三十一日

附表五之一

貨幣單位：人民幣元

資產	附註	年末數	年初數
流動資產：			
貨幣資金		**201,807,672.50**	231,542,044.04
短期投資		**18,562,000.00**	49,499,310.37
應收票據		—	—
應收股利		—	6,316,510.00
應收利息		—	—
應收賬款		—	—
其他應收款	七-1	**345,237,748.98**	319,285,854.82
預付賬款		—	—
應收補貼款		—	—
存貨		—	—
待攤費用		—	—
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**565,607,421.48**	606,643,719.23
長期投資：			
長期股權投資	七-2	**1,877,883,028.41**	1,853,732,823.78
長期債權投資		—	—
長期投資合計		**1,877,883,028.41**	1,853,732,823.78
固定資產：			
固定資產原價		**41,005,158.52**	37,407,029.02
減：累計折舊		**13,438,004.00**	10,215,684.50
固定資產淨值		**27,567,154.52**	27,191,344.52
減：固定資產減值準備		**7,109,752.25**	7,109,752.25
固定資產淨額		**20,457,402.27**	20,081,592.27
工程物資		—	—
在建工程		—	—
固定資產清理		—	—
固定資產合計		**20,457,402.27**	20,081,592.27
無形資產及其他資產：			
無形資產		—	—
長期待攤費用		**1,492,460.43**	1,997,842.14
其他長期資產		—	—
無形資產及其他資產合計		**1,492,460.43**	1,997,842.14
遞延稅項：			
遞延稅款借項		—	—
資產總計		**2,465,440,312.59**	2,482,455,977.42



附表四之二

貨幣單位：人民幣元

補充資料		本年累計數	上年累計數
1.	**將淨利潤調節為經營活動的現金流量：**		
	淨利潤(虧損以「-」號填列)	**55,291,600.77**	139,795,406.44
	加：少數股東損益	**8,781,241.46**	10,552,991.99
	計提的資產減值準備	**31,304,538.30**	32,743,975.65
	固定資產折舊	**104,725,490.30**	88,008,290.55
	無形資產攤銷	**4,077,196.86**	3,684,535.13
	長期待攤費用攤銷	**14,538,987.42**	10,506,483.88
	待攤費用減少(減：增加)	**1,464,923.07**	(9,572,735.87)
	預提費用增加(減：減少)	**4,774,989.65**	(168,814.27)
	處置固定資產、無形資產和 其他長期資產的損失(減：收益)	**177,188.37**	1,311,332.19
	固定資產報廢損失	**3,324,459.40**	3,606,761.89
	財務費用	**37,199,378.70**	32,678,736.34
	投資損失(減：收益)	**4,735,840.64**	(2,714,764.17)
	遞延税款貸項(減：借項)	**—**	—
	存貨的減少(減：增加)	**(34,941,011.89)**	(218,920,454.79)
	經營性應收項目的減少(減：增加)	**(83,578,581.34)**	(292,781,383.90)
	經營性應付項目的增加(減：減少)	**48,665,956.29**	190,126,875.89
	其他	**—**	4,312,367.07
	經營活動產生的現金流量淨額	**200,542,198.00**	(6,830,395.98)
2.	**不涉及現金收支的投資和籌資活動：**		
	債務轉為資本	**—**	—
	一年內到期的可轉換公司債券	**—**	—
	融資租入固定資產	**—**	—
3.	**現金及現金等價物淨增加情況：**		
	現金的期末餘額	**880,824,597.90**	816,439,041.14
	減：現金的期初餘額	**816,439,041.14**	1,019,903,178.95
	加：現金等價物的期末餘額	**—**	—
	減：現金等價物的期初餘額	**—**	—
	現金及現金等價物淨增加額	**64,385,556.76**	(203,464,137.81)

註：合併現金流量表上年累計數中「現金及現金等價物淨增加額」數字與補充資料的數字相差2,425,878.62元，原因是上年度合併報表範圍發生變化，使補充資料中現金及現金等價物的期末餘額與期初餘額所包括的子公司範圍不同。而合併現金流量表中的現金及現金等價物淨增加額則不包括上年末不納入合併範圍的子公司的現金流量及已出售子公司股權轉讓日至上年末的現金流量。

合併現金流量表

二零零四年度

附表四之一
貨幣單位：人民幣元

項目		附註	本年累計數	上年累計數
一.	**經營活動產生的現金流量**			
	銷售商品、提供勞務收到的現金		**8,914,281,463.31**	7,949,850,555.19
	收到的稅費返還		**18,540,083.82**	7,702,554.51
	收到的其他與經營活動有關的現金	六-42	**78,958,875.02**	76,171,204.49
	經營活動現金流入小計		**9,011,780,422.15**	8,033,724,314.19
	購買商品、接受勞務支付的現金		**7,139,659,628.54**	6,463,193,346.47
	支付給職工以及為職工支付的現金		**576,229,016.66**	491,208,618.60
	支付的各項稅費		**456,071,929.74**	439,393,768.03
	支付的其他與經營活動有關的現金	六-43	**639,277,649.21**	646,758,977.06
	經營活動現金流出小計		**8,811,238,224.15**	8,040,554,710.16
	經營活動產生的現金流量淨額		**200,542,198.00**	(6,830,395.98)
二.	**投資活動產生的現金流量**			
	收回投資所收到的現金		**46,803,573.16**	24,138,436.81
	其中：出售子公司所收到的現金		**6,459,376.03**	3,077,200.00
	取得投資收益所收到的現金		**8,402,627.39**	4,900,136.83
	處置固定資產、無形資產和其他長期資產收回的現金淨額		**1,010,598.15**	2,777,805.04
	收到的其他與投資活動有關的現金		**14,621,805.19**	—
	投資活動現金流入小計		**70,838,603.89**	31,816,378.68
	購建固定資產、無形資產和其他長期資產所支付的現金		**308,690,297.77**	367,176,513.22
	投資所支付的現金		**16,499,805.39**	9,825,000.00
	其中：購買子公司所支付的現金		**6,468,713.99**	—
	支付的其他與投資活動有關的現金		**1,520,000.00**	—
	投資活動現金流出小計		**326,710,103.16**	377,001,513.22
	投資活動產生的現金流量淨額		**(255,871,499.27)**	(345,185,134.54)
三.	**籌資活動產生的現金流量**			
	吸收投資所收到的現金		**5,014,795.47**	7,650,000.00
	其中：子公司吸收少數股東權益性投資所收到的現金		**5,014,795.47**	7,650,000.00
	借款所收到的現金		**936,498,816.40**	678,230,000.00
	收到的其他與籌資活動有關的現金		**401,729,801.27**	107,687,857.13
	籌資活動現金流入小計		**1,343,243,413.14**	793,567,857.13
	償還債務所支付的現金		**766,678,816.40**	521,840,000.00
	分配股利、利潤或償付利息所支付的現金		**96,121,136.72**	90,481,193.50
	其中：支付少數股東股利所支付的現金		**10,282,963.03**	9,105,010.88
	支付的其他與籌資活動有關的現金		**360,666,766.39**	30,422,628.06
	籌資活動現金流出小計		**1,223,466,719.51**	642,743,821.56
	籌資活動產生的現金流量淨額		**119,776,693.63**	150,824,035.57
四.	**匯率變動對現金的影響額**		**(61,835.60)**	153,235.76
五.	**現金及現金等價物淨增加額**		**64,385,556.76**	(201,038,259.19)

附表三
貨幣單位：人民幣元

項目		本年累計數	上年累計數
一.	淨利潤	55,291,600.77	139,795,406.44
	加：年初未分配利潤	82,558,496.93	74,594,593.92
	加：其他轉入	153,385.06	—
二.	可供分配的利潤	138,003,482.76	214,390,000.36
	減：提取法定盈餘公積	21,697,098.56	32,076,133.21
	減：提取法定公益金	19,113,504.99	24,892,774.22
	減：提取職工獎勵及福利基金	2,693,501.02	2,507,077.69
	減：提取儲備基金	1,010,062.88	940,154.13
	減：提取企業發展基金	1,010,062.88	940,154.13
	減：利潤歸還投資	—	
三.	可供股東分配的利潤	92,479,252.44	153,033,706.98
	減：應付優先股股利	—	—
	減：提取任意盈餘公積	21,319,361.94	21,821,210.05
	減：應付普通股股利	48,654,000.00	48,654,000.00
	減：轉作股本的普通股股利	—	—
四.	未分配利潤	22,505,890.50	82,558,496.93

合併利潤表附表

附表二之二

貨幣單位：人民幣元

報告期利潤	2004年度				2003年度			
	淨資產收益率%		每股收益(元)		淨資產收益率%		每股收益(元)	
	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	56.24%	56.42%	1.69	1.69	56.50%	57.65%	1.69	1.69
營業利潤	7.52%	7.54%	0.23	0.23	12.19%	12.43%	0.37	0.37
淨利潤	2.27%	2.27%	0.07	0.07	5.75%	5.87%	0.17	0.17
扣除非經常性損益後的淨利潤	2.59%	2.63%	0.08	0.08	5.95%	6.06%	0.18	0.18

二零零四年度

附表二之一
貨幣單位：人民幣元

項目		附註	本年累計數	上年累計數
一.	**主營業務收入**	六-33	**7,708,313,589.34**	6,971,963,246.21
	減：主營業務成本	六-34	**6,312,061,516.70**	5,575,381,494.57
	減：主營業務稅金及附加	六-35	**23,762,977.68**	23,867,921.27
二.	**主營業務利潤**		**1,372,489,094.96**	1,372,713,830.37
	加：其他業務利潤	六-36	**39,007,734.82**	43,331,577.75
	減：營業費用		**533,614,941.06**	480,112,918.89
	減：管理費用		**656,588,252.79**	617,672,250.86
	減：財務費用	六-37	**37,872,578.65**	22,200,163.99
三.	**營業利潤**		**183,421,057.28**	296,060,074.38
	加：投資收益	六-38	**(4,735,840.64)**	2,714,764.17
	加：補貼收入		**588,921.00**	276,208.28
	加：營業外收入	六-39	**6,838,595.53**	2,616,643.99
	減：營業外支出	六-40	**18,470,362.19**	16,894,247.44
四.	**利潤總額**		**167,642,370.98**	284,773,443.38
	減：所得稅		**103,569,528.75**	134,425,044.95
	減：少數股東損益		**8,781,241.46**	10,552,991.99
五.	**淨利潤**		**55,291,600.77**	139,795,406.44

合併利潤表補充資料

序號	項目	本年累計數	上年累計數
1	出售、處置部門或被投資單位所得收益	**(522,942.99)**	969,762.78
2	自然災害發生的損失	—	—
3	會計政策變更增加(或減少)利潤總額	—	—
4	會計估計變更增加(或減少)利潤總額	—	—
5	債務重組損失	—	—
6	其他	—	—

二零零四年十二月三十一日

附表一之二
貨幣單位：人民幣元

資產	附註	年末數	年初數
流動負債：			
短期借款	六-15	**937,458,830.03**	664,230,000.00
應付票據	六-16	**137,052,834.12**	212,533,538.69
應付賬款	六-17	**848,628,472.16**	644,880,577.38
預收賬款	六-18	**22,901,240.89**	34,182,508.08
應付工資	六-19	**50,994,217.94**	77,634,473.67
應付福利費		**51,590,272.62**	56,334,037.21
應付股利	六-20	**26,383.04**	11,178.03
應交稅金	六-21	**24,041,244.06**	21,605,390.47
其他應交款	六-22	**2,880,392.94**	2,651,595.11
其他應付款	六-23	**265,572,457.79**	199,619,096.28
預提費用	六-24	**9,231,282.20**	4,456,292.55
預計負債		—	—
一年內到期的長期負債	六-25	**47,680,000.00**	30,000,000.00
其他流動負債		—	—
流動負債合計		**2,398,057,627.79**	1,948,138,687.47
長期負債：			
長期借款	六-26	**109,500,000.00**	107,180,000.00
應付債券		—	—
長期應付款	六-27	**5,020,012.56**	3,616,783.17
專項應付款	六-28	**33,810,171.91**	46,893,897.48
其他長期負債		—	5,000,000.00
長期負債合計		**148,330,184.47**	162,690,680.65
遞延稅項：			
遞延稅款貸項		—	—
負債合計		**2,546,387,812.26**	2,110,829,368.12
少數股東權益		**196,260,508.34**	166,733,695.45
股東權益：			
股本	六-29	**810,900,000.00**	810,900,000.00
資本公積	六-30	**1,126,381,425.35**	1,119,572,202.41
盈餘公積	六-31	**480,442,389.26**	416,445,683.07
其中：法定公益金	六-31	**153,572,065.40**	134,458,560.41
減：未確認投資損失		—	—
未分配利潤	六-32	**22,505,890.50**	82,558,496.93
其中：擬分配的現金股利	六-32	**20,272,500.00**	48,654,000.00
外幣報表折算差額		—	—
股東權益合計		**2,440,229,705.11**	2,429,476,382.41
負債及股東權益總計		**5,182,878,025.71**	4,707,039,445.98

二零零四年十二月三十一日

附表一之一
貨幣單位：人民幣元

資產	附註	年末數	年初數
流動資產：			
貨幣資金	六-1	**880,824,597.90**	816,439,041.14
短期投資	六-2	**18,562,000.00**	49,499,310.37
應收票據	六-3	**185,209,600.23**	52,280,755.19
應收股利		—	6,316,510.00
應收利息		—	—
應收賬款	六-4	**967,659,441.43**	878,361,678.85
其他應收款	六-5	**111,782,083.42**	130,980,738.37
預付賬款	六-6	**160,243,931.81**	120,102,331.41
應收補貼款	六-7	**2,224,155.35**	10,325,834.50
存貨	六-8	**1,077,924,756.16**	1,067,439,529.10
待攤費用	六-9	**89,835,431.99**	91,300,355.06
一年內到期的長期債權投資		—	—
其他流動資產		—	—
流動資產合計		**3,494,265,998.29**	3,223,046,083.99
長期投資：			
長期股權投資	六-10	**74,610,894.56**	74,867,192.97
長期債權投資		—	—
長期投資合計		**74,610,894.56**	74,867,192.97
其中：合併價差	六-10	**4,175,432.85**	2,461,219.14
其中：股權投資差額		**4,175,432.85**	2,461,219.14
固定資產：			
固定資產原值	六-11	**1,980,499,364.41**	1,505,442,749.56
減：累計折舊	六-11	**583,351,522.12**	498,586,610.77
固定資產淨值		**1,397,147,842.29**	1,006,856,138.79
減：固定資產減值準備	六-11	**25,352,941.92**	25,786,824.47
固定資產淨額		**1,371,794,900.37**	981,069,314.32
工程物資		—	—
在建工程	六-12	**119,645,075.10**	305,928,588.83
固定資產清理		—	—
固定資產合計		**1,491,439,975.47**	1,286,997,903.15
無形資產及其他資產：			
無形資產	六-13	**103,345,329.75**	93,715,205.21
長期待攤費用	六-14	**19,215,827.64**	28,413,060.66
其他長期資產		—	—
無形資產及其他資產合計		**122,561,157.39**	122,128,265.87
遞延稅項：			
遞延稅款借項		—	—
資產總計		**5,182,878,025.71**	4,707,039,445.98

本所函件編號：(2005)羊查字第5161號
穗注協報備號碼：200504030873

廣州藥業股份有限公司全體股東：

我們審計了後附的貴公司二零零四年十二月三十一日公司和合併的資產負債表以及二零零四年度公司和合併的利潤表、利潤分配表及現金流量表。這些會計報表的編製是貴公司管理當局的責任。我們的責任是在實施審計工作的基礎上對這些會計報表發表意見。

我們按照中國註冊會計師獨立審計準則計劃和實施審計工作，以合理確信會計報表是否不存在重大錯報。審計工作包括在抽查的基礎上檢查支援會計報表金額和披露的證據，評價管理當局在編製會計報表時採用的會計政策和作出的重大會計估計，以及評價會計報表的整體反映。我們相信，我們的審計工作為發表意見提供了合理的基礎。

我們認為，上述會計報表符合國家頒佈的企業會計準則和《企業會計制度》的規定，在所有重大方面公允反映了貴公司二零零四年十二月三十一日的財務狀況以及二零零四年度的經營成果和現金流量。

廣東羊城會計師事務所有限公司

中國註冊會計師
黃偉成

中國註冊會計師
蟻旭升

中國· 廣州

二零零五年四月二十七日

6. 本報告期內，本集團分別向廣東羊城會計師事務所有限公司及羅兵咸永道會計師事務所支付報酬人民幣105萬元及人民幣229萬元，其中，廣東羊城會計師事務所有限公司關於二零零三年度審計費為人民幣80萬元，二零零四年中期審閱費人民幣10萬元，驗資費人民幣1萬元，專項審計費人民幣14萬元；羅兵咸永道會計師事務所關於二零零三年度審計費為人民幣193萬元，二零零四年中期審閱費人民幣36萬元。國內及國際會計師事務所已經為本公司提供審計服務的時間均為八年。

7. 本報告期內，本公司、公司董事會及董事概無受到中國證監會稽查、中國證監會行政處罰、通報批評或證券交易所處罰。

8. 本報告期內，本公司無其他重要事項。

(5) 於二零零四年十一月八日，廣州藥業與廣藥集團簽訂了《商標許可協議的補充協議》。

於二零零四年十一月八日，王老吉藥業與廣藥集團簽訂了《商標許可合同》。

有關以上關聯交易的公告已刊登於二零零四年十一月九日的中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》上。

上述(1)至(5)項的關聯交易均已經本公司董事會會議審議通過，並由本公司獨立董事出示了獨立意見；其中，(3)、(4)項交易還經本公司的臨時股東大會和外資股股東與內資股股東類別股東大會審議通過。上述關聯交易已嚴格履行有關法律、法規要求，並已辦理有關交易手續。

一般關聯交易情況詳見第115頁至第121頁。

4. 重大合同及履行情況

(1) 本報告期內，本集團未發生因託管、承包、租賃其他公司資產或因其他公司託管、承包、租賃本公司資產，而為本集團帶來達到本年度利潤總額10%以上利潤的事項。

(2) 本報告期內，本公司無重大擔保事項。

(3) 委託理財事項

本報告期內，本集團沒有任何委託理財事項。

除上述所披露外，本集團於本報告期內無其他重大合同。

5. 本報告期末，本集團已簽約未支付的工程及設備支出為人民幣24,836千元、已簽約未支付的租賃支出為人民幣78,848千元。

1. 重大訴訟、仲裁事項

本報告期內，本集團無重大訴訟事項。

2. 重大收購及出售資產事項

本報告期內，本公司無重大收購及出售資產事項(包括附屬公司及聯營公司)、吸收合併事項。

3. 關聯交易

(1) 於二零零四年二月六日，本公司與廣藥集團簽訂了《產權交易合同》。根據該合同，本公司以人民幣3,888,713.99元的代價收購廣藥集團持有盈邦公司(原廣藥集團盈邦營銷有限公司)51%的股權；

(2) 於二零零四年二月六日，本公司與廣藥集團就租賃辦公樓及其它場地簽訂了三個協議。根據該等協議，本公司向廣藥集團租賃廣州沙面北街45號後座二、三樓辦公場地以及續租廣州沙面北街45號前座二樓辦公場地及其它場地。

有關以上(1)、(2)項的關聯交易的公告刊登於二零零四年二月九日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

(3) 於二零零四年三月二十六日，廣州藥業與廣藥集團就一般正常業務範圍內的購銷交易簽訂了《購銷關聯交易協議》。《購銷關聯交易協議》及其項下交易已經本公司於二零零四年三月二十六日召開的董事會會議、於二零零四年六月十一日召開之二零零三年度股東周年大會審議批准。

有關以上關聯交易的公告已刊登於二零零四年三月二十九日的中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》上。

(4) 於二零零四年八月二十七日，廣州藥業與子公司——漢方公司其他股東簽訂了《增資協議》。根據該協議，本公司向漢方公司增資人民幣4,448萬元。增資完成後，本公司持有漢方公司的股權比例增至70.04%。

有關以上關聯交易的公告已刊登於二零零四年八月二十九日中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》上。

（二） 檢查本公司財務的情況

監事會認真審閱了本公司的財務報表與其他會計資料，認為本公司的財務帳目清楚，會計核算和財務管理符合有關規定，並無發現問題。經審核，國內及國際會計師事務所對本公司二零零四年度財務報告出具了標準無保留意見的審計報告，客觀、公正、真實地反映了本公司的財務狀況和經營成果。

（三） 募集資金使用情況

本報告期內，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目一致，亦沒有發生擠佔挪用募集資金等現象。

（四） 本公司收購、出售資產情況

報告期內，本公司收購、出售資產交易價格合理，無發現內幕交易，無損害部分股東的權益或造成本公司資產流失。

（五） 關聯交易情況

本報告期內，本公司的關聯交易包括：

1. 本公司收購廣藥集團持有盈邦公司51%股權的關聯交易；

2. 本公司與廣藥集團簽訂了《租賃辦公樓協議》、《續租現時辦公樓及其他場地協議》、《購銷關聯交易協議》與《商標許可協議補充協議》等關聯交易；

3. 本公司屬下王老吉藥業與廣藥集團簽訂了《商標許可合同》的關聯交易；及

4. 本公司向漢方公司注資人民幣4,448萬元的關聯交易。

以上關聯交易均按公平交易原則進行，並無損害本公司和股東利益行為。

承監事會命
陳燦英
監事會主席

中國廣州，二零零五年四月二十七日

（四） 第三屆第二次監事會會議於二零零四年八月二十七日召開，審議並通過了如下事項：

- 本公司二零零四年半年度報告；
- 本公司二零零四年半年度未經審核的財務報告；
- 審核委員會關於二零零四年半年度報告的審閱意見；及
- 本公司向漢方公司增資的議案。

（五） 第三屆第三次監事會會議於二零零四年十月二十八日召開，審議並通過了廣州藥業二零零四年第三季度報告。

二、 監事會對本公司二零零四年度事項發表的獨立意見

本報告期內，本公司監事會嚴格按照《公司法》、本公司章程、上市規則、本公司《監事會工作細則》的規定，切實履行本公司章程賦予的職責，注重從日常依法運營、規範財務運作等方面認真開展監督工作，竭誠維護本公司及廣大股東的利益。

監事會對本報告期內有關情況發表獨立意見如下：

（一） 本公司依法運作情況

本報告期內，監事會對本公司股東大會、董事會的召開程序、決議事項、董事會執行股東大會決議情況進行了監督，認為本公司於二零零四年度內嚴格執行國家有關法律、法規和公司章程，按上市公司的規範程序運作，本公司決策程序合法。本公司建立了較為完善的管理制度，董事會認真執行股東大會的決議；本公司董事與高級管理人員均認真履行其職責，並在履行其職責時沒有違反法律、法規、本公司章程和損害本公司利益的行為發生。

各位股東：

本人謹代表廣州藥業股份有限公司監事會(「監事會」)，依據公司章程的規定，向各位股東報告二零零四年度監事會的工作。

一、 本報告期內監事會會議情況

本報告期內監事會共召開五次會議，主要情況如下：

(一) 第二屆第十六次監事會會議於二零零四年二月六日召開，審議並通過了如下事項：

- 本公司收購廣藥集團持有盈邦公司51%股權的議案；
- 本公司與廣藥集團的辦公樓及場地租賃協議的議案；
- 本公司與白雲山股份關於避免同業競爭協議的議案；
- 同意推選鍾育贛先生與歐陽強先生為新一屆監事會股東代表候選人，陳燦英先生為職工代表監事候選人的議案；及
- 提請召開臨時股東大會議案。

(二) 第二屆第十七次監事會會議於二零零四年三月二十六日召開，審議並通過了如下事項：

- 本公司二零零三年度監事會工作報告；及
- 本公司二零零三年度經審計的財務報告。

(三) 第三屆第一次監事會會議於二零零四年四月二十八日召開，審議並通過了如下事項：

- 本公司二零零四年第一季度報告；及
- 選舉陳燦英先生為本公司第三屆監事會主席。

(十八) 獨立董事對本公司累計和當期對外擔保情況、對本公司控股股東及其他關聯佔用資金情況的專項說明及獨立意見

根據證監發[2003]56號《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》的精神，我們本著實事求是的原則，對本集團的對外擔保情況進行認真的檢查和落實，現將有關情況說明如下：

截至本報告期末本集團未對控股股東及其他關聯方提供任何擔保。

(十九) 二零零五年度日常關聯交易金額的預測

本集團與本公司控股股東——廣藥集團及其聯繫人一向互相出售若干醫藥產品、散裝醫藥原材料及醫療器械，此乃於一般正常業務範圍內訂立的交易。預計二零零五年本集團與廣藥集團及其聯繫人的關聯交易情況如下：

關聯交易類別		關聯人	二零零五年預計總金額	二零零四年實際發生總金額
1. 採購	醫藥產品、醫藥原輔材料、醫療器械與醫藥包裝材料	廣藥集團及其聯繫人	人民幣4.82億元	約人民幣1.05億元
2. 銷售	醫藥產品、醫藥原輔材料、醫療器械與醫藥包裝材料	廣藥集團及其聯繫人	人民幣2.70億元	約人民幣0.84億元

由於預計二零零五年發生的年度採購或銷售交易金額超出本公司與廣藥集團於二零零四年三月二十六日簽訂的《購銷關聯交易協議》規定的年度採購或銷售總金額的上限，本公司已與廣藥集團協商，重新釐定《購銷關聯交易協議》的年度採購或銷售總金額的上限（詳細情況請參照本公司二零零五年四月二十七日之關於持續性關聯交易的公告），並呈交本公司二零零四年股東周年股東大會審議批准。

承董事會命
楊榮明
董事長

中國廣州，二零零五年四月二十七日

根據中國證券監督管理會及國務院國有資產監督管理委員會《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》(證監發[2003]56號文)的要求，編製了截至二零零四年十二月三十一日止年度控股股東及其他關聯方佔用資金情況表如下：

(單位：人民幣千元)

資金佔用方	資金佔用方與上市公司的關係	相對應的會計報表科目	期末金額		期初金額		借方累計發生額		貸方累計發生額		佔用方式	佔用原因
廣州醫藥集團有限公司	母公司	其他應收款	6,312	—	7,227	—	436	—	1,351	—	預付款及往來款	預付租金及日常往來
廣州僑光制藥廠	同一母公司	應收賬款	—	17,232	—	5,573	—	55,015	—	43,355	採購	生產
廣州明興制藥廠	同一母公司	應收賬款	—	739	—	288	—	1,903	—	1,452	採購	生產
廣州天心藥業股份有限公司	同一母公司	應收賬款	—	5,481	—	3,140	—	21,688	—	19,347	採購	生產
廣州何濟公制藥有限公司	同一母公司	應收賬款	—	432	—	18	—	1,351	—	936	採購	生產
廣州何濟公制藥有限公司	同一母公司	其他應收款	25	—	—	—	25	—	—	—	往來款	日常往來
廣州光華藥業股份有限公司	同一母公司	應收賬款	—	1,573	—	434	—	4,320	—	3,181	採購	生產
廣州衛生材料廠	同一母公司	應收賬款	—	—	—	329	—	5	—	334	採購	生產
廣州華南醫療器械有限公司	同一母公司	其他應收款	100	—	100	—	—	—	—	—	往來款	日常往來
保聯拓展公司	同一母公司	其他應收款	14,854	—	8,222	—	13,438	—	6,805	—	增資暫掛及墊付經費	企業沒有外幣賬戶及經費支出
廣州中富藥業有限公司	聯營公司	應收賬款	—	—	—	188	—	—	—	188	採購	生產
廣州中富藥業有限公司	聯營公司	其他應收款	—	—	3	—	—	—	3	—	往來款	日常往來
廣州白雲山制藥總廠	同一母公司	應收賬款	—	1,753	—	7,766	—	8,868	—	14,880	採購	生產
廣州白雲山中藥廠	同一母公司	應收賬款	—	1,154	—	852	—	1,628	—	1,326	採購	生產
廣州白雲山化學藥廠	同一母公司	應收賬款	—	423	—	—	—	3,665	—	3,242	採購	生產
深圳市奇星藍藻生物有限公司	同一母公司	其他應收款	2,631	—	2,631	—	—	—	—	—		
小計			23,923	28,786	18,183	18,587	13,899	98,442	8,159	88,243		

(十四) 銀行貸款、透支及其它借款

於二零零四年十二月三十一日，本集團之銀行貸款、透支及其它借款情況載於第102頁和第105頁及第106頁。截止二零零四年十二月三十一日，本集團的銀行貸款/短期借款及總負債與去年同期數字相比並無重大不利變動。

(十五) 核數師

本公司二零零三年度股東周年大會批准，本公司續聘廣東羊城會計師事務所有限公司及羅兵咸永道會計師事務所分別為本公司二零零四年度之國內及國際核數師。

過去三年內本公司沒有更換核數師。

(十六) 信息披露報刊變更情況

本報告期內本公司信息披露報刊沒有發生變更。

(十七) 註冊會計師對公司控股股東及其他關聯方佔用資金情況的專項說明

廣東羊城會計師事務所有限公司對本公司控股股東及其他關聯方佔用資金情況做了專項說明。

(十二) 員工住房

根據廣藥集團與本公司簽訂之職工住房服務合同，廣藥集團同意以優惠房價向本集團的職工出售住房。本公司將按照優惠房價與廣藥集團在建設或購入該職工住房的成本並扣除累積折舊後之差額補貼給廣藥集團。於二零零四年十二月三十一日，須向廣藥集團支付的職工住房改造款合共約人民幣62,030千元(二零零三年十二月三十一日：人民幣62,030千元)。

此外，本集團已建設或購入部分職工住房。於二零零四年十二月三十一日，處置該等住房的收入與其建設或購入的成本之差額合共人民幣42,437千元(二零零三年十二月三十一日：人民幣42,437千元)。

相應地，上述之職工住房改造款於二零零四年十二月三十一日合共為人民幣104,467千元(二零零三年：人民幣104,467千元)。根據中國財政部財企[2000]29號文件《關於企業住房制度改革中有關財務處理問題的通知》的規定，上述之職工住房改造款應計入二零零四年十二月三十一日法定帳目的年初未分配利潤，由此造成年初未分配利潤的借方餘額，則可在董事會批准下以法定公益金、盈餘公積金及資本公積金彌補。此處理辦法已於按中國會計準則及制度編制的財務會計報告中處理。

按香港普遍採納之會計原則，本集團將以遞延職工住房改造款的形式，按職工的平均剩餘服務年限，即十年，按直線法平均攤銷。本集團於二零零四年十二月三十一日止，累計攤銷人民幣56,342千元。其中，二零零四年攤銷人民幣10,446千元；於二零零四年十二月三十一日，上述遞延職工住房改造款餘額為人民幣48,125千元。本公司董事會認為，如果上述遞延職工住房改造款餘額在二零零四年度攤銷，則本公司於二零零四年十二月三十一日的總資產值將減少約人民幣48,125千元。廣州市人民政府穗府[2000]18號文所陳述的對無分配住房及住房未達標老職工的一次性住房補貼的問題，董事會認為該文件對本集團不具有強制性約束力。從二零零一年開始，本集團根據各企業的實際情況制定職工住房補貼政策。

(十三) 發展/出售之物業

本報告期內，本集團並沒有持作發展及/或出售，或投資之用的物業金額，相等於本集團有形資產淨值的15%以上，或該等物業所提供的貢獻超過本集團除稅前營業盈利的15%的情況。

國際核數師已確認按香港聯合交易所有限公司規則的上述交易中的持續關聯交易：

- 已獲本公司董事會批准；
- 按照相關之定價策略而進行；
- 根據規管該等交易之相關協議之條款而進行；及
- 並無超出本公司與廣州醫藥集團有限公司於二零零四年三月二十六日簽訂的持續關聯交易協議所規定之最高限額。

（七） 管理合約

本年度內，本公司並無就整體業務或任何重要業務之管理或行政工作簽定或存在任何合約。

（八） 符合上市規則的《最佳應用守則》

本公司於本年度內一直遵守港交所上市規則附錄十四所載《最佳應用守則》的規定。

（九） 審核委員會

審核委員會已經與管理層審閱本集團採納的會計原則、會計準則及方法，並探討審計、內部監控及財務匯報事宜，包括審閱截至二零零四年十二月三十一日止的經審計年度賬目。

（十） 稅項減免

根據中華人民共和國稅法[1993]045號的規定，對持有海外股（包括H股）的外籍個人，從發行海外股的中國境內企業所取得的股息（紅利）所得，暫免徵收個人所得稅。除以上稅項減免外，本公司並無其他稅項優惠政策。

（十一） 公司退休金計劃

有關本集團退休金計劃詳情及退休金供款額分別列於第163至164及第145頁。

（六） 關聯交易

按中國證券監督管理委員會的規定，此等交易的詳情見本年報第115頁至第121頁。

按香港聯合交易所有限公司的規定，此等交易的詳情如下：

	二零零四年 *人民幣千元*
最終控股公司	
商標使用費	7,618
服務費	910
福利設施服務費	480
租金支出	3,871
對本公司附屬公司之資本性投資	48,369
同系附屬公司	
銷售製成品及原材料	6
採購製成品及原材料	9,607

同時，其他與共同控制實體、聯營公司及廣州白雲山製藥股份有限公司及其附屬公司的交易已於按香港普遍採納之會計原則編製的財務報告附註中披露。惟此等交易並不構成香港聯合交易所有限公司上市規則中的關聯交易。

董事會認為上述之關聯交易已按照本公司與廣藥集團於二零零四年三月二十六日簽訂的《購銷關聯交易協議》中規管該等交易的相關條款而進行。

該等關聯交易已經本公司獨立非執行董事審核，並經各獨立非執行董事確認所有關聯交易是在本公司之日常及一般業務中進行，有關交易均按一般商業條款或給予本公司之條款不遜於(i)給予獨立第三者之條款或(ii)由獨立第三方給予之條款而進行，且該等關聯交易並無超出本公司與廣藥集團簽訂的《購銷關聯交易協議》規定的年度最高限額。

四、 其他事項

(一) 賬目

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製截至二零零四年十二月三十一日止年度之業績載於第66頁及第129頁綜合損益表。

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製於二零零四年十二月三十一日之財政狀況載於第64頁及第130頁之相關資產負債表。

本集團按中國會計準則及制度和按香港普遍採納之會計原則編製截至二零零四年十二月三十一日止年度之現金流量分別載於第69頁及第133頁之相關綜合現金流量表。

本公司截至二零零四年十二月三十一日止年度按照中國會計準則及制度所編制之現金流量載於第75頁之現金流量表。

(二) 財務摘要

本集團過去五年按照香港普遍採納之會計原則所編制的業績，資產與負債的摘要載於第4頁。

本集團過去三年按照中國會計準則及制度所編制的業績，資產與負債的摘要載於第4頁。

(三) 儲備

本集團按中國會計準則及制度和按香港普遍採納之會計原則所編制的本年度內儲備的金額及變動詳情載於第107頁到第108頁及第156頁至第159頁。

(四) 可供分派儲備

可供股東分配的利潤乃按香港普遍採納會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低值計算。本集團於二零零四年十二月三十一日的可供分派儲備為按中國會計準則及制度計算的人民幣22,506千元。按香港公司條例79B披露要求的本公司可供分派儲備為人民幣51,869,000元。

(五) 固定資產

於本年度內固定資產變動，詳情載於本年報第96頁及第150頁至第151頁。

11. 第三屆第八次董事會會議於二零零四年十一月五日召開，審議並通過了如下議案：

- 同興藥業向王老吉藥業增資的議案；
- 廣藥集團與本公司簽訂《商標許可協議補充協議》的議案；
- 廣藥集團與王老吉藥業簽訂《商標許可合同》的議案；及
- 關於提請召開股東大會審議上述第一項議案。

12. 第三屆第九次董事會會議於二零零四年十一月二十六日召開，會議接受了周躍進先生提出辭去本公司總經理職務的申請；同時，同意聘任謝彬先生為本公司總經理，任期自獲委任之日起至新一屆董事會成員選舉產生之日止。

(二) 股東大會通過之決議的執行情況

二零零三年期末利潤分配

根據二零零三年度股東周年大會上通過之決議，二零零四年七月完成了本公司二零零三年度末期的分紅派息工作，分紅方案為每股派發現金紅利人民幣0.06元(A股含税)。H股股權登記日為二零零四年五月十一日，除息日為二零零四年五月十二日；A股股權登記日為二零零四年六月二十四日，除息日為二零零四年六月二十五日。

三、 本年度利潤分配預案或資本公積金轉增股本預案

可供股東分配的利潤乃按香港普遍採納之會計原則計算之數額與按中國會計準則及制度計算之數額兩者中之較低者計算。董事會建議派發二零零四年全年股息為每股人民幣0.025元(A股含税)(二零零三年：人民幣0.06元)，派發此項末期股息擬提交本公司二零零四年度股東周年大會審議通過(二零零四年度股東周年大會通告將另行公告)。

本年度不進行資本公積金轉增股本。

7. 第三屆第四次董事會會議於二零零四年九月九日召開，審議並通過了如下事項：

   - 選舉周躍進先生為本公司第三屆董事會副董事長；

   - 同意蔡志祥先生辭去本公司董事長和董事職務，並委任周躍進副董事長代行董事長職權直至新董事長選舉產生之日止；及

   - 同意推選楊榮明先生和何舒華先生為新董事候選人的議案。

8. 第三屆第五次董事會會議於二零零四年十月十九日召開，討論了如下事項：

   - 同興藥業向王老吉藥業增資的事宜；及

   - 關於「王老吉」商標許可的有關事宜。

9. 第三屆第六次董事會會議於二零零四年十月二十八日召開，審議並通過了本公司二零零四年第三季度報告。

10. 第三屆第七次董事會會議於二零零四年十一月一日召開，審議並通過了如下事項：

    - 選舉楊榮明先生為本公司第三屆董事會董事長；

    - 修訂《董事會投資管理委員會實施細則》第三條關於投資管理委員會委員人數的條款及補選楊榮明先生、馮贊勝先生與何舒華先生為本屆投資管理委員會委員的議案；及

    - 補選楊榮明先生與周躍進先生為本屆薪酬與考核委員會的議案。

- 選舉李益民先生為本公司第三屆董事會副董事長；
- 聘任何舒華先生為本公司董事會秘書；
- 聘任周躍進先生為本公司總經理；
- 聘任何舒華先生為本公司副總經理；
- 聘任高昉先生為本公司財務總監；
- 聘任吳張先生、黃顯榮先生、張鶴鏞先生為審核委員會委員，黃顯榮先生為審核委員會主任；
- 聘任蔡志祥先生、李益民先生、吳張先生、黃顯榮先生、張鶴鏞先生為薪酬與考核委員會委員，吳張先生為薪酬與考核委員會主任；
- 聘任蔡志祥先生、李益民先生、周躍進先生為投資管理委員會委員，蔡志祥先生為薪酬與考核委員會主任；及
- 關於授權董事長代表董事會簽署有限度銀行借款擔保的議案。

5. 第三屆第二次董事會會議於二零零四年六月二十二日以書面表決形式進行，同意李益民先生辭去本公司董事兼副董事長職務。

6. 第三屆第三次董事會會議於二零零四年八月二十七日召開，審議並通過了如下事項：

- 本公司二零零四年半年度報告；
- 本公司二零零四年半年度未經審核的財務報告；
- 審核委員會關於二零零四年半年度報告的審閱意見；
- 本公司向漢方公司增資的議案；
- 關於二零零四年度獨立董事、外部監事酬金的議案；及
- 關於提請召開二零零四年第二次臨時股東大會的議案。

2. 第二屆第二十八次董事會會議於二零零四年二月十九日以書面表決形式進行，通過了同意黎德成先生辭去本公司副總經理一職的議案。

3. 第二屆第二十九次董事會會議於二零零四年三月二十六日召開，審議並通過了如下議案：

- 本公司二零零三年度董事會報告書；
- 本公司二零零三年度經審核的財務報告；
- 本公司二零零三年度的核數師報告；
- 續聘任期屆滿的國內核數師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並建議股東大會授權董事會決定其酬金；
- 本公司二零零三年度末之利潤分配及派息方案；
- 本公司預計二零零四年度利潤分配政策的議案；
- 二零零四年度本公司董事服務報酬總金額；
- 二零零四年度本公司監事服務報酬總金額；
- 本公司《購銷關聯交易協議》的議案；
- 本公司章程修改的議案；
- 本公司關於修改《股東大會議事規則》的議案；
- 本公司關於修改《董事會議事規則》的議案；及
- 關於提請召開二零零三年度股東周年大會的議案。

4. 第三屆第一次董事會會議於二零零四年四月二十八日召開，審議並通過了如下事項：

- 本公司二零零四年第一季度報告；
- 選舉蔡志祥先生為本公司第三屆董事會董事長；

(4) 繼續推進本集團內部資源整合的進程，努力做好中藥材、大宗原輔料、包裝材料和進口物資的統一採購供應工作，同時，充分利用貿易業務的批發和零售網絡優勢，努力擴大本集團產品的市場份額。

(5) 加強基礎管理，合理節約經營成本費用，提高資金的利用率，進一步加強應收賬款管理，降低經營風險。

二零零五年，廣州藥業將面臨著新的機遇與挑戰，我們將繼續發揚勤勉進取、務實創新的精神，努力為股東創造更好的回報。

二、 董事會日常工作

(一) 董事會會議情況

本公司董事會認真履行了《公司法》及《公司章程》賦予的責任，認真執行了股東大會的決議，積極展開工作。於二零零四年，本公司共召開十二次董事會會議，具體情況如下：

1. 第二屆第二十七次董事會會議於二零零四年二月六日召開，審議並通過了如下議案：

- 本公司收購廣藥集團持有盈邦公司51%股權的關聯交易的議案；
- 本公司向廣藥集團租賃辦公樓以及續租現時辦公樓及其他場地的關聯交易的議案；
- 本公司與白雲山股份簽訂關於避免同業競爭協議的議案；
- 本公司章程及《董事會議事規則》相關條款修改的議案；
- 同意推選蔡志祥先生、李益民先生、馮贊勝先生與周躍進先生為本公司新一屆董事會董事候選人，吳張先生、黃顯榮與張鶴鏞先生為本公司新一屆董事會獨立非執行董事候選人的議案；
- 聘任黃雪貞女士為董事會證券事務代表的議案；及
- 提請召開二零零四年第一次臨時股東大會的議案。

9. 或有負債

截至二零零四年十二月三十一日止，本集團並無重大的或有負債。

10. 資產抵押詳情

於二零零四年十二月三十一日，本集團之銀行借款是以賬面淨值為人民幣130,344千元的固定資產作抵押。

(四) 生產經營環境和宏觀政策的變化及對公司的影響

國家關於藥品價格政策與抗生素限售政策的實施、平價藥房的大量湧現對本集團貿易業務所帶來的衝擊等因素對本集團二零零四年度的經營業績產生一定的影響。

(五) 本集團二零零四年度財務報告經國內廣東羊城會計師事務所有限公司和香港羅兵咸永道會計師事務所審計，註冊會計師簽字，分別出具了標準無保留意見的審計報告。

(六) 二零零五年展望與計劃

在新的一年裏，本集團仍將緊緊圍繞「加強基礎管理，控制成本費用，擴大產品銷售，提高創利能力」的思路，在完善公司治理結構、加強企業內部管理與監控的同時，發展壯大主營業務，發掘培育新的盈利增長點，努力實現二零零五年的經營目標。二零零五年工作計劃主要包括如下：

(1) 繼續加強消渴丸、華佗再造丸等支柱產品的市場策劃和監控工作，做好虛汗停、化痔栓、烏雞白鳳丸、安神補腦液等重點培育品種的市場策劃工作，迅速培育若干有一定市場競爭力的新的支柱產品群。同時，做好複力通膠囊、靈芝孢子油等科技含量高、附加值高、市場前景好的重點品種的營銷工作，努力提高主營業務利潤。

(2) 繼續加強藥材公司的核心業務，全力以赴，扭轉藥材公司虧損局面。

(3) 加大招商引資的力度，繼續積極物色與國內外優秀醫藥企業合作的機會，加大力度對國內合適的醫藥企業實施並購。

3. 財政資源

於二零零四年十二月三十一日，本集團的現金及現金等價物為人民幣880,825千元，其中約96.59%及3.41%分別為人民幣及港幣等外幣。

於二零零四年十二月三十一日，本集團之銀行借款為人民幣1,094,639千元，其中長期借款為人民幣157,180千元（二零零三年十二月三十一日：人民幣137,180千元），該借款為人民幣定息借款（其中人民幣47,680千元將於二零零五年到期，人民幣109,500千元將於二零零六年到期）；短期借款為人民幣937,459千元（二零零三年十二月三十一日：人民幣664,230千元）。

4. 資本結構

於二零零四年十二月三十一日止，本集團的流動負債為人民幣2,398,058千元（二零零三年十二月三十一日：人民幣1,948,139千元），較二零零三年增長23.09%；長期負債為人民幣148,330千元（二零零三年十二月三十一日：人民幣162,691千元），較二零零三年下降8.83%；股東權益為人民幣2,440,230千元（二零零三年十二月三十一日：人民幣2,429,476千元），較二零零三年上升0.44%。

5. 資本性開支

本集團預計二零零五年資本性開支約為人民幣2.58億元（二零零四年：人民幣3.29億元），主要用於GMP和其他技術改造。本集團的資金完全能夠滿足資本性開支計劃和日常運營等所需資金。

6. 資產負債率

截至二零零四年十二月三十一日止，本集團的資產負債率（按負債總值/資產總值計算）為49.13%，較去年上升9.56%。

7. 外匯風險

本集團大部分收入、支出、資產及負債均為人民幣或以人民幣結算，所以並無重大的外匯風險。

8. 主要現金來源與運用項目

截至二零零四年十二月三十一日止，本集團之現金及現金等價物為人民幣880,825千元，比去年末增加人民幣64,386千元；經營活動之現金流入淨額為人民幣200,542千元，同比增加人民幣207,373千元，主要是由於經營活動的現金收入的增幅大於經營活動的現金支出增幅。

(三) 財務狀況分析

1. 本集團財務狀況

(單位：人民幣千元)

按中國會計準則及制度編製

項目	**二零零四年**	**二零零三年**	**同比增減 (±%)**
總資產	**5,182,878**	4,707,039	10.11
股東權益	**2,440,230**	2,429,476	0.44
主營業務利潤	**1,372,489**	1,372,714	(0.02)
淨利潤	**55,292**	139,795	(60.45)
現金及現金等價物淨增加(減少)額	**64,386**	(201,038)	132.03

按香港普遍採納之會計原則編製

項目	**二零零四年**	**二零零三年**	**同比增減 (±%)**
總資產	**5,413,438**	4,954,091	9.27
股東權益	**2,545,592**	2,551,417	(0.23)
除融資成本後經營盈利	**162,236**	307,365	(47.22)
股東應佔盈利	**42,829**	146,667	(70.80)
現金及現金等價物淨增加/(減少)額	**65,496**	(181,895)	136.01

變動原因：

現金及現金等價物淨增加額比去年同期增加132.03%，主要是經營活動的現金收入增幅明顯大於經營活動的現金支出的增幅，使經營活動產生的現金流量淨額大幅增長。

2. 資金流動性

於二零零四年十二月三十一日，本集團的流動比率為1.46，速動比率為0.97。本年度應收賬款周轉率為9.77次，比去年減慢4.48%，存貨周轉率為5.88次，比去年加快1.11%。

(1) 項目收益和未達到計劃進度項目的說明

上述投資項目，已經全部完工的項目在本年度內共新增銷售收入人民幣1,354,540千元，新增毛利潤人民幣309,690千元。

其中，婦炎消泡騰片、胃熱清產業化項目因遷廠而延期，預計二零零五年完成；銷售網絡建設項目則因市場競爭激烈而放緩。

(2) 截至二零零四年十二月三十一日止，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致，未有任何項目變更。

3. 本報告期內其他投資項目

(1) 經本公司二零零四年一月十二日的投資管理委員會會議審議批准，本公司向廣州金申醫藥科技有限公司(「廣州金申」)增資人民幣9萬元。增資後，廣州藥業向廣州金申共投資人民幣76.5萬元，佔該公司38.25%的股權；

(2) 經本公司二零零四年二月十八日的投資管理委員會會議審議批准，本公司以現金人民幣2,171.70萬元投資於廣西盈康，持有該公司51%的股權；

(3) 經本公司二零零四年五月十八日的投資管理委員會會議審議批准，本公司之子公司——廣州醫藥有限公司向廣州聯傑電腦科技有限公司投資人民幣25萬元，佔該公司50%的股權；

(4) 經本公司二零零四年六月二十一日的投資管理委員會會議審議批准，本公司按持股比例24%以現金形式向本公司之聯營公司——廣州市暨華醫療器械有限公司增資人民幣120萬元；

(5) 經本公司二零零四年七月七日的投資管理委員會會議審議批准，本公司同意向北京故宮宮苑文化發展有限公司投資人民幣100萬元。截至本報告日，本公司已根據雙方簽訂的協定向該公司投資人民幣20萬元，持有該公司10%的股權；

(6) 本公司之子公司——王老吉藥業與香港同興藥業於二零零四年十一月八日簽訂《認購協議書》。根據認購協議書，同興藥業同意向王老吉藥業增資人民幣1.6888億元，以取得增資後的王老吉藥業48.0465%的股權。以上交易已經本公司於二零零四年十二月三十日召開的二零零四年第三次臨時股東大會、內資股股東類別股東大會與外資股股東類別股東大會審議批准。王老吉藥業新合資公司已於二零零五年二月二日正式挂牌。

2. 截至本報告期末，本公司發行A股募集資金實際投入的項目與招股意向書承諾項目全部一致。具體運用情況如下：

類別	**項目名稱**	**計劃投入資金**	**本年末累計投入金額**	**工程進度(%)**
重點產品技術改造及新產品產業化				
小丸類	消渴丸技改	29,800	29,800	100%
	保濟丸技改	11,000	11,000	100%
	新產品胃熱清產業化	29,000	23,780	82%
	引進高速全自動小丸生產線技改	11,000	11,000	100%
	華佗再造丸技改	17,000	17,000	100%
	喉疾靈、補脾益腸小丸技改	29,100	18,430	80%
口服液	引進口服液生產線技改	29,500	29,500	100%
	新產品克感利咽口服液產業化	19,600	19,600	100%
沖劑類	虛汗停顆粒沖劑技改	12,000	12,000	100%
	引進高速全自動顆粒劑生產線技改	29,900	29,900	100%
	小兒速效感冒沖劑技改	23,000	23,000	100%
片劑類	新產品婦炎消泡騰片產業化	29,500	23,300	79%
	健脾理腸片、清熱暗瘡片技改	17,800	17,800	100%
	膏露車間技改	29,500	29,500	100%
	栓劑車間技改	12,000	12,000	100%
新技術基地				
中藥現代化提取分離純化技術產業化基地		29,900	29,900	96%
超臨界CO_2萃取技術產業化基地		29,900	29,900	96%
貿易業類				
銷售網絡擴張項目				
增設健民連鎖店		89,300	88,630	99%
增設采芝林連鎖店		59,500	24,880	63%
物流中心技改		20,000	20,000	100%
商業ERP系統技改		20,000	16,020	80%
生物醫藥研究開發中心		80,000	63,750	70%
補充流動資金		50,000	79,690	100%
合計		708,300	660,380	

註： 本公司發行A股實際募集資金淨額為人民幣73,799萬元，超出預計募集資金部分人民幣2,969萬元均作為補充企業流動資金使用。

4. 主要供應商及主要客戶情況

於本年度，本集團向前五名供應商合計的採購金額為人民幣949,599千元，佔本年度採購總額的比例為14.80%；其中最大供應商的採購金額為人民幣273,258千元，佔本年度總採購額的4.26%。前五個客戶銷售額合計人民幣511,695千元，佔本公司銷售總額的比例為6.64%；其中最大客戶銷售額為人民幣148,693千元，佔本集團本年度銷售總額1.93%。

據董事所知，無任何董事或其聯繫人士或擁有本公司已發行股本5%以上的股東於本集團前五名供應商及客戶中擁有任何權益。

5. 經營中出現的問題與困難

國家藥品廣告管理政策與限價政策的實施、本集團製造業務GMP改造令生產成本上升、貿易業務毛利率持續下滑以及本公司屬下藥材公司的經營出現嚴重虧損等因素，對本集團的經營業績帶來一定的影響。

(二) 本公司投資情況

1. 本報告期內發行A股募集資金運用情況

二零零一年一月十日，本公司在境內以每股9.80元的價格發行7,800萬股A股股票，募集資金淨額為人民幣73,799萬元。截至二零零四年十二月三十一日止，共計投入A股募集資金人民幣66,038萬元；尚未使用的資金為人民幣7,761萬元，暫時存放於銀行或作為企業流動資金運用，本公司將根據項目實施進度分批投入。

3. 本公司持股超過50%的控股子公司經營情況及業績

（單位：人民幣千元）

企業名稱	主要產品及業務性質	本年度末總資產	本年度末淨資產	本年度末淨利潤
中一藥業	消渴丸等中成藥製造	503,916	354,847	60,205
廣州陳李濟藥廠	烏雞白鳳丸等中成藥製造	258,074	191,751	16,297
廣州奇星藥廠	華佗再造丸等中成藥製造	186,066	174,520	18,710
廣州星群藥業股份有限公司	夏桑菊等中成藥製造	322,794	199,214	15,176
敬修堂藥業	清熱消炎寧等中成藥製造	190,288	103,457	2,901
潘高壽藥業	蜜煉川貝枇杷膏等中成藥製造	281,435	176,690	1,321
王老吉藥業	保濟丸等中成藥製造	188,686	145,413	15,755
廣州環葉制藥有限公司	植物藥製造	41,756	24,019	(134)
廣西盈康	華佗風痛寶等中成藥製造	47,511	39,148	(2,147)
廣州拜迪生物醫藥有限公司	生物醫藥研發、製造	68,757	55,018	(7,558)
廣州漢方現代中藥研究開發有限公司	中成藥研發、製造	165,201	110,501	(5,185)
廣州醫藥有限公司	西藥、醫療器械銷售	2,236,359	412,465	41,658
藥材公司	中藥材、中成藥銷售	252,694	8,994	(83,237)
廣州市醫藥進出口公司	中成藥、西藥藥品進出口	103,821	21,293	1,472
廣州廣藥盈邦營銷有限公司（「盈邦公司」）	中藥材、中成藥及原輔料的銷售	32,080	6,084	247
合計		4,879,438	2,023,413	75,482

本公司並無單個參股公司的投資收益對本集團淨利潤影響達到10%以上。

根據醫藥市場的變化，貿易業務一是繼續做好名優產品的代理和經銷業務，積極物色和培育有市場前景的特色產品，努力拓展批發銷售市場；二是加大力度拓展醫院銷售市場，強化醫院工作業務隊伍，認真做好醫院招標品種的投標和供應工作，迅速提高醫院業務的銷售規模；三是加快本集團內資源整合的進程，切實做好中藥材以及大宗原輔料的採購、供應和服務工作；四是及時調整零售網絡的發展策略，集中精力做好核心零售業務；五是加快醫藥物流配送中心的建設，提高配送效率，加速庫存資金的周轉；六是加強對客戶的信用管理和應收賬款的監控，規範應收賬款的管理流程，努力降低應收賬款的壞賬風險；七是強化服務意識，抓好大客戶配套服務工作，推進品牌系列化經營。

本報告期內，貿易業務共新增銷售客戶633家，新增代銷品種26個，新增總經銷品種24個。年內，本公司對屬下的醫藥零售藥店進行了調整，關閉了部分經營虧損的零售店。截至二零零四年十二月三十一日止，本集團的醫藥零售網點共有163家，其中，主營中藥的「采芝林」藥業連鎖店89家，主營西藥的「健民」醫藥連鎖店73家。

本集團的醫藥物流中心已於二零零四年五月正式投入運行。年內，廣州藥業屬下藥品批發經營企業的GSP認證工作亦已按計劃完成，並於年內通過了國家藥監部門的複檢。

二零零四年度，貿易業務的經營業績出現了下滑，主要是因為：一是受大量平價藥房的湧現所帶來的衝擊以及國家藥品限價政策與抗生素限售政策的實施等因素的影響，貿易業務的銷售毛利率呈現持續下滑的態勢。二零零四年，貿易業務的銷售毛利率為6.76%，較去年銷售毛利率7.63%下降11.40%，在一定程度上影響了貿易業務的利潤增長；二是本公司屬下企業一藥材公司由於計提大額存貨跌價準備及受其他非正常因素影響，本年度嚴重虧損，從而對本集團本年度經營業績產生了重大的影響。

製造業務主要品種與產品銷售情況　　(單位：人民幣千元)

產品類型	**銷售收入** **二零零四年**	**毛利潤** **二零零四年**
清熱解毒藥	484,136	223,593
糖尿病藥	348,513	237,073
止咳化痰利肺藥	187,574	87,194
疏風活血藥	209,206	133,658
胃腸用藥	91,671	39,875

於二零零四年，廣州藥業全力推進下屬企業GMP、GAP認證工作，確保企業順利通過認證。目前，本公司屬下九家製造企業已全部通過了全廠GMP認證。此外，廣州藥業還積極推進GAP工作的實施。目前，廣州中一藥業有限公司(「中一藥業」)的黃芪GAP基地、廣州敬修堂藥業股份有限公司(「敬修堂藥業」)的九節茶GAP基地已投入運作，而廣州潘高壽藥業股份有限公司(「潘高壽藥業」)、王老吉藥業等公司亦已啟動了GAP示範基地的建設工作。

年內，本集團繼續加快科技平臺建設，加大新產品研發力度。二零零四年，獲新藥證書及生產批文的新藥品1個，獲新藥臨床批文4個，目前正在進行臨床研究的新產品有4個。其中，本集團的重點新產品複力通膠囊(原名「風濕平膠囊」)已完成三期臨床研究；靈芝孢子油、甘津片和益生菌等產品獲得了生產批文並已正式投產。上述項目為本集團主營業務今後的持續發展奠定了良好的基礎。

(3)　醫藥貿易業務(包括批發、零售和進出口業務)

按中國會計準則及制度編製的賬目計算，本集團貿易業務於本年度的營業額約為人民幣5,789,334千元，同比增長13.90%；利潤總額約為人民幣-12,672千元，同比大幅下降117.68%，淨利潤為人民幣-38,920千元。按香港普遍採納之會計原則編製的賬目計算，本集團貿易業務於本年度的營業額約為人民幣5,789,334千元，同比增長13.90%；除稅前盈利約為人民幣-16,302千元，同比下降123.58%，股東應佔盈利為人民幣-44,649千元。

(2) 中成藥製造業務

二零零四年度，由於受國家關於藥品廣告管理政策與限價政策的實施、GMP改造完成後固定資產攤銷與運營成本上升以及原材輔料價格上升等因素的影響，本公司屬下部分製造企業的經營業績出現下滑。

按中國會計準則及制度編制的賬目計算，本集團製造業務於本年度的營業額為人民幣1,918,980千元，同比上升1.58%；利潤總額為人民幣180,314千元，同比下降15.38%；淨利潤為人民幣94,211千元。按香港普遍採納之會計原則編制的賬目計算，本集團製造業務於本年度的營業額為人民幣1,920,231千元，同比上升1.58%；除稅前盈利為人民幣177,976千元，同比下降25.44%，股東應佔盈利為人民幣87,478千元。

本年度，製造業務一是認真做好消渴丸、華佗再造丸、王老吉系列產品、化痔栓等重點產品的市場營銷和策劃，加大產品宣傳和推廣力度，努力提高支柱產品的市場份額；二是加強與重點城市大型醫藥企業合作，做好零售終端市場的宣傳推廣和促銷活動；三是繼續做好對醫院終端市場的學術推廣以及品牌宣傳工作。年內，組織了多項全國性的專題推廣和學術交流活動，提高了企業品牌和產品的知名度；四是加強與主要銷售客戶的溝通和聯繫，做好客戶的信用管理和市場監控工作，加速了應收賬款資金的回籠。

通過上述措施的實施，二零零四年銷售收入人民幣1,000萬元以上的產品達34個，其中年銷售收入人民幣1億元以上的品種有消渴丸、華佗再造丸、夏桑菊與王老吉廣東涼茶系列4個，年銷售收入人民幣達3,000萬～1億元的產品有10個，人民幣1,000～3,000萬元的產品有20個。本年度銷售收入顯著增長的重點產品有消渴丸、王老吉清涼茶系列產品、化痔栓、保濟丸、乳核散結片、清熱暗瘡片與安神補腦液等，該等產品分別比去年同期增長11.88%、73.20%、18.21%、17.32%、24.86%、20.60%與53.46%。

由於受市場因素的影響，咳嗽類藥產品銷售額比去年同期下降24.54%，其中，蛇膽川貝枇杷系列產品與蜜煉川貝枇杷膏則分別比去年同期下降25.15%與27.28%。

本年度各主要業務的營業額及主營業務利潤如下：

（單位：人民幣千元）

	營業額		主營業務利潤	
	按中國會計準則及制度	按香港普遍採納之會計原則	按中國會計準則及制度	按香港普遍採納之會計原則
主要業務：				
製造及銷售	1,918,980	1,920,231	986,998	1,004,786
貿易				
其中：批發	5,339,957	5,339,957	318,005	322,485
零售	278,830	278,830	55,345	56,310
進出口	170,547	170,547	12,141	12,351
貿易小計	5,789,334	5,789,334	385,491	391,146
合計	7,708,314	7,709,565	1,372,489	1,395,932

本集團製造業務（「製造業務」）及貿易業務（「貿易業務」）的地區銷售情況如下表：

（單位：人民幣千元）

	製造業務		貿易業務			
地區	銷售額	佔製造業務銷售額比重(%)	銷售額	佔貿易業務銷售額比重(%)	合計銷售	佔總銷售額(%)
華南	1,183,878	61.69	4,918,798	84.96	6,102,676	79.17
華東	257,945	13.44	279,111	4.82	537,056	6.97
華北	177,511	9.25	121,227	2.09	298,738	3.88
東北	121,230	6.32	93,063	1.61	214,293	2.78
西南	109,801	5.72	192,136	3.32	301,937	3.92
西北	68,615	3.58	91,147	1.58	159,762	2.07
出口			93,852	1.62	93,852	1.21
合計	1,918,980	100	5,789,334	100	7,708,314	100

（除特別注明外，本報告涉及的財務資料均節錄自本集團按中國會計準則及制度編製之賬項）

一、 管理層討論與分析

（一） 主營業務的範圍及其經營狀況

1. 經營業務範圍

廣州藥業及附屬企業（合稱「本集團」）主要從事：(1)中成藥的製造與銷售；(2)西藥、中藥和醫療器械的批發、零售和進出口業務；(3)天然藥物和生物醫藥的研究開發。

2. 經營狀況分析

(1) 主營業務及地區分析

由於受到國內醫藥市場競爭日趨激烈、國家關於藥品價格政策與抗生素限售政策的實施、平價藥房的大量湧現所帶來的衝擊以及本公司屬下廣州市藥材公司（「藥材公司」）的經營出現嚴重虧損等因素的影響，本集團經營業績出現較大幅度的下滑。

按中國會計準則及制度編製的賬目計算，本年度，本集團的營業額約為人民幣7,708,314千元，同比增長10.56%；利潤總額約為人民幣167,642千元，同比下降41.13%；淨利潤約為人民幣55,292千元，同比下降60.45%。按香港普遍採納之會計原則編製的賬目計算，本集團的營業額約為人民幣7,709,565千元，同比增長10.56%；除稅前盈利約為人民幣161,675千元，同比下降47.48%；股東應佔盈利約為人民幣42,829千元，同比下降70.80%。

本次類別股東大會以特別決議案方式通過了同興藥業向王老吉藥業增資的議案。

該類別股東大會的決議公告刊登於二零零四年十二月三十一日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

(六) 本公司第三屆第八次董事會會議通過了召開內資股股東之類別股東大會的決議，並於二零零四年十一月十五日在中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上刊登通告。二零零四年十二月三十日上午十一時半，內資股股東之類別股東大會在本公司會議室召開，與會內資股股東和股東授權代表共2人，代表內資股股份513,001,000股，約佔本公司已發行內資股股份總數的86.80%。會議由董事長楊榮明先生主持，本公司董事、監事和高級管理人員及見證律師、核數師列席了會議，符合《公司法》及本公司章程的有關規定。

本次類別股東大會以特別決議案方式審議通過了同興藥業向王老吉藥業增資的議案。

該類別股東大會的決議公告刊登於二零零四年十二月三十一日中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

本次臨時股東大會以普通決議案方式通過了如下事項：

(1) 本公司向漢方公司增資的議案；

(2) 選舉楊榮明先生為本公司執行董事的議案，任期自獲委任之日起至新一屆董事會成員選舉產生之日止；

(3) 選舉何舒華先生為本公司執行董事的議案，任期自獲委任之日起至新一屆董事會成員選舉產生之日止。

該臨時股東大會決議公告刊登於二零零四年十一月三日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

(四) 本公司第三屆第八次董事會會議通過了召開二零零四年第三次臨時股東大會的決議，並於二零零四年十一月十五日在中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上刊登通告。二零零四年十二月三十日上午十時，二零零四年第三次臨時股東大會在本公司會議室召開，出席會議的股東和股東授權代表共5人，代表本公司股份525,325,000股，約佔本公司股份總數的64.73%。會議由董事長楊榮明先生主持，本公司董事、監事和高級管理人員及見證律師、核數師列席了會議，符合《公司法》及本公司章程的有關規定。

本次臨時股東大會以特別決議案方式通過了同興藥業有限公司(「同興藥業」)向王老吉藥業增資的議案。

該臨時股東大會的決議公告刊登於二零零四年十二月三十一日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

(五) 本公司第三屆第八次董事會會議通過了召開境外上市外資股股東之類別股東大會的決議，並於二零零四年十一月十五日在中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上刊登通告，於二零零四年十二月十四日在中國國內《上海證券報》、中國香港《經濟日報》與《The Standard》刊登提示性公告。二零零四年十二月三十日上午十一時，境外上市外資股股東之類別股東大會在本公司會議室召開，與會外資股股東和股東授權代表共3人，代表外資股股份12,224,000股，約佔本公司已發行外資股股份總數的5.56%。會議由董事長楊榮明先生主持，本公司董事、監事和高級管理人員及見證律師、核數師列席了會議，符合《公司法》及本公司章程的有關規定。

本次股東周年大會審議並通過了如下事項：

1. 以普通決議案方式：

   (1) 本公司二零零三年度董事會報告書；

   (2) 本公司二零零三年度監事會工作報告；

   (3) 本公司二零零三年度經審核的財務報告；

   (4) 本公司二零零三年度的核數師報告；

   (5) 續聘任期屆滿的國內核數師(廣州羊城會計師事務所有限公司)及國際核數師(羅兵咸永道會計師事務所)，並授權本公司董事會決定其酬金；

   (6) 本公司二零零三年度之利潤分配及派息方案；

   (7) 本公司預計二零零四年度利潤分配政策；

   (8) 二零零四年度本公司董事服務報酬總金額；

   (9) 二零零四年度本公司監事服務報酬總金額；

   (10) 本公司與廣藥集團於二零零四年三月二十六日簽訂的《購銷關聯交易協議》及其項下的交易。

2. 以特別決議案方式：

   (1) 本公司章程的修改；

   (2) 本公司關於《股東大會議事規則》的修改；

   (3) 本公司關於《董事會議事規則》的修改。

   該股東周年大會的決議公告刊登於二零零四年六月十四日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

(三) 本公司第三屆第四次董事會會議通過了召開二零零四年第二次臨時股東大會的決議，並於二零零四年九月十五日在中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上刊登通告。二零零四年十一月一日上午十時，二零零四年第二次臨時股東大會在本公司會議室召開，出席會議的股東和股東授權代表共2人，代表本公司股份520,880,600股，約佔本公司股份總數的64.23%。會議由副董事長周躍進先生主持，本公司董事、監事及高級管理人員出席了本次會議，本公司律師及核數師列席了本次會議。會議的召開符合《公司法》及本公司章程的有關規定。

本報告期內，本公司召開了一次年度股東周年大會、三次臨時股東大會及兩次類別股東大會

(一) 本公司第二屆第二十六次董事會會議通過了召開二零零四年第一次臨時股東大會的決議，並於二零零四年二月九日在中國國內《上海證券報》及中國香港《經濟日報》、《The Standard》上刊登通告。二零零四年三月二十六日上午十一時，二零零四年第一次臨時股東大會在本公司會議室召開，出席會議的股東和股東授權代表共2人，代表本公司股份513,216,000股，約佔本公司股份總數的63.29%。會議由董事長蔡志祥先生主持，本公司董事、監事及高級管理人員出席本次會議，本公司律師列席了本次會議。會議的召開符合《公司法》及本公司章程的有關規定。

本次臨時股東大會審議並通過了如下事項：

1. 以普通決議案方式：

(1) 選舉蔡志祥先生、李益民先生、馮贊勝先生與周躍進先生為本公司第三屆董事會董事，吳張先生、黃顯榮先生與張鶴鏞先生為本公司第三屆獨立非執行董事；以及選舉歐陽強先生與鍾育贛先生為本公司第三屆監事會監事。

同時通報陳燦英先生經本公司職工代表大會選舉成為第三屆監事會之職工代表監事。

以上各獲委任之董事及監事的任期為三年，自獲委任之日起至新一屆董事會成員及監事會成員選舉產生之日止。

(2) 本公司為董事及高級管理人員購買責任保險，並授權董事會辦理具體手續的議案。

2. 以特別決議案方式：

(1) 本公司修訂公司章程的議案。

該臨時股東大會決議公告刊登於二零零四年二月十日的中國國內《上海證券報》與中國香港《經濟日報》、《The Standard》上。

(二) 本公司第二屆第二十九次董事會會議通過了召開二零零三年度股東周年大會的決議，並於二零零四年四月十六日在中國國內《上海證券報》及中國香港《經濟日報》、《The Standard》上刊登通告。二零零四年六月十一日上午十時，二零零三年度股東周年大會在本公司會議室召開，出席會議的股東和股東授權代表共22人，代表本公司股份513,405,600股，約佔本公司股份總數的63.31%。會議由董事長蔡志祥先生主持，本公司董事、監事及高級管理人員出席了本次會議，本公司律師及核數師列席了本次會議。會議的召開符合《公司法》及本公司章程的有關規定。

董事、監事及高級管理人員考評與激勵

本公司已成立董事會轄下的薪酬與考核委員會，負責研究及審查董事、監事及高級管理人員的薪酬政策、考核標準與方案。本公司的長期激勵機制方案已經二零零二年第一次臨時股東大會審議批准，自二零零一年度起實施。長期激勵機制的實施對象包括本公司董事(不包括獨立董事)、監事(不包括外部監事)、高級管理人員、中級管理人員和主要技術骨幹。該方案將企業核心骨幹的責任、風險和收益與公司的長期發展結合起來，以保持公司經營業績的持續增長。

公司與控股股東在業務、人員、資產、機構、財務等方面的分開情況

1. 業務分開方面：本公司業務獨立於控股股東，自主經營，業務結構完整。

2. 人員方面：本公司在勞動、人事及工資管理等方面均保持獨立。總經理、副總經理、董事會秘書、財務總監等高級管理人員均在本公司領取報酬。

3. 資產方面：本公司擁有獨立的生產系統、輔助生產系統和配套設施；擁有獨立的採購和銷售系統。本公司目前正在使用的36個商標所有權屬於本公司的控股股東廣藥集團。本公司與廣藥集團簽訂了有償使用《商標許可協議》。此外，本公司自行擁有4個註冊商標，該商標註冊在有效期內。

4. 機構獨立方面：本公司與控股股東完全不存在混合經營、合署辦公的情形。本公司設立了健全的組織機構體系，董事會、監事會及其他管理機構獨立運作，擁有獨立的決策管理機構和完整的生產單位，不存在與控股股東職能部門之間的從屬或上下級關係。

5. 財務方面：本公司設有獨立的財務部門，建立了獨立的會計核算體系和財務管理制度，本公司在銀行獨立開戶並獨立納稅。

股東、投資者關系與其他利益相關者

本公司致力確保所有股東，特別是中小股東，享有平等地位及充分行使自己的權利。

1. 股東大會

股東大會是本公司的最高權力機構，依法行使職權，決定本公司重大事項。每年的股東年度周年大會或臨時股東大會為董事會與本公司股東提供直接溝通的渠道。因此，本公司高度重視股東大會，於會議召開45日前發出會議通知，要求所有董事及高級管理人員儘量出席。本公司鼓勵所有股東出席股東大會，並歡迎股東於會議上發言。

2. 主要股東

廣藥集團(持股60.55%)作為本公司的控股股東，從未發生超越股東大會直接或間接干預本公司決策和經營的行為。本公司一直保持與主要股東之間人員、資產、財務、機構和業務的獨立。

3. 信息披露與投資者關係管理

本公司指定由董事會秘書負責信息披露工作，負責接待股東或投資者來訪和諮詢，並及時處理股東來函。本公司指定中國內地《上海證券報》及中國香港《經濟日報》、《The Standard》為本公司信息披露的報紙。本公司嚴格按照有關法律法規及本公司制定《信息披露工作細則》的要求，真實、準確、完整、及時地披露有關信息，並確保所有股東有平等的機會獲得信息。

4. 其他相關利益者

本公司能夠充分尊重和維護相關利益者的合法權益，實現股東、員工、社會等各方利益的協調平衡，共同推動本公司持續、健康地發展。

3. 薪酬與考核委員會

於二零零二年二月，本公司成立了薪酬與考核委員會。該委員會的主要職責是審議或制訂本公司薪酬政策和激勵機制及其實施，以及就董事和高級管理人員的考核、任免與提名提出建議等。

薪酬與考核委員會現有成員為執行董事楊榮明先生與周躍進先生、獨立非執行董事吳張先生(委員會主任)、黃顯榮先生及張鶴鏞先生。以上委員的任期自獲委任之日起至新一屆董事會成員選舉產生之日止。本年度，薪酬與考核委員會共召開了一次會議，討論並通過了本公司二零零三年度長期激勵獎勵實施方案。

獨立非執行董事履行職責情況

本報告期內，本公司獨立非執行董事勤勉盡責，按時參加董事會會議，並對本報告期內本公司進行的關聯交易發表了獨立意見，認真履行了獨立非執行董事的職責。

獨立非執行董事出席董事會會議的情況

獨立非執行董事姓名	本年應參加董事會次數	親自出席(次)	委託出席(次)	缺席(次)	備註
朱幼麟	3	3	/	/	
劉錦湘	3	2	1	/	委託張伯華先生代為出席並行使表決權
張伯華	3	3	/	/	
黃卜仁	3	3	/	/	
吳 張	12	12	/	/	
黃顯榮	9	8	1	/	委託吳張先生代為出席並行使表決權
張鶴鏞	9	9	/	/	

監事會

監事會依法獨立行使本公司監督權，保障股東、本公司和員工的合法權益不受侵犯。本公司監事會的人數和人員構成符合法律法規的要求。本年度，監事會共舉行了五次會議，全體監事均出席了各次會議，代表股東對本公司財務以及董事和高級管理人員履行職責的合法合規性進行監督，並列席了所有的董事會會議，認真履行了監事會的職責。

董事會專業委員會

1. 審核委員會

本公司於一九九九年八月成立了審核委員會。該委員會的主要職責包括：檢討及監察本集團的財務匯報質量和程序；檢討本公司內部監控制度的健全性與有效性；審議獨立審計師的聘任及協調相關並檢討其工作效率和工作質量等。

審核委員會現有成員包括黃顯榮先生(委員會主任)、吳張先生和張鶴鏞先生。上述三位人士均為獨立非執行董事，符合相關規定的要求，其任期自獲委任之日起至新一屆董事會成員選舉產生之日止。於二零零四年，審核委員會共召開了兩次會議，由委員會主任黃顯榮先生主持。為提升外部審計師匯報的獨立性，上述會議部分僅由委員會及外部審計師出席。委員會會議中通過的所有事項均按照有關規則作記錄並存檔。

審核委員會在本年度完成的主要工作包括：

- 審閱本集團的年度、半年度和季度業績報告和財務報告，及外部審計師發出的管理建議和本公司管理層的回應；
- 檢討本集團採納的會計政策及會計實務的有關事項；
- 協助董事會對本集團財務匯報程序和內部監控系統的有效性作出獨立評價；及
- 就本公司的重大事項提供意見或提醒管理層關注相關的風險。

2. 投資管理委員會

於二零零一年二月，本公司成立了投資管理委員會。該委員會的主要職責是負責審查、檢討本公司的戰略發展方向。制訂本公司的戰備規劃，監控重大資本運作、資產經營項目和投資項目的執行。

投資管理委員會現有成員為執行董事楊榮明先生(委員會主任)、執行董事周躍進先生、執行董事何舒華先生及執行董事馮贊勝先生。以上委員的任期自獲委任之日起至新一屆董事會成員選舉產生之日止。本年度，投資管理委員會共召開了七次會議，審議了本公司投資項目及投資方案。

目前，本公司共有三名獨立非執行董事，佔董事會總人數1/3以上。本公司獨立非執行董事均熟悉上市公司董事、上市公司獨立非執行董事的權利與義務。本報告期內，獨立非執行董事本著審慎負責、積極認真的態度出席董事會會議和股東大會，並充分發揮其經驗及專長，在完善本公司治理和重大決策等方面做了大量工作，對有關事項發表了中肯、客觀的意見，切實維護了本公司的廣大股東的利益。本公司三位獨立非執行董事均為董事會轄下專業委員會委員。

二零零四年度，本公司共舉行了十二次董事會會議，討論了本集團的投資項目、關聯交易及財務方面的事項。董事會會議能進行有效的討論及做出認真審慎的決策。本報告期內，本公司獨立非執行董事未對本公司年內董事會各項議案及非董事會議案的本公司其他事項提出異議。本公司全體董事均能通過董事會秘書及時獲得上市公司董事必須遵守的法定、監管及其他持續責任的相關資料及最新動向，以確保其能瞭解應盡之職責，保證董事會的程序得以貫徹執行以及適用的遵守。本公司董事和董事會專業委員會均有權根據職權、履行職責或業務的需要聘請獨立專業機構為其服務，由此發生的合理費用由本公司承擔。

獨立非執行董事之獨立性

董事會已收到所有獨立非執行董事按照港交所上市規則第3.13條就其獨立性而提交的確認函，認為現任獨立非執行董事均符合港交所上市規則第3.13條的相關指引，仍然屬於獨立人士。

本報告期內，本集團概無直接或者間接向本公司及控股股東的董事、監事及高級管理人員或彼等之關連人士提供貸款或貸款擔保。

公司治理情況

報告期內，本公司嚴格按照《中華人民共和國公司法》(「《公司法》」)、《證券法》、兩地交易所上市規則和中國證監會有關法律法規的要求，致力於完善公司法人治理結構，規範公司運作。公司法人治理結構的實際情況已符合《上市公司治理準則》和中國證監會的要求。本公司日常中還注意加強本公司信息披露與投資者關係管理工作。

法人治理結構圖


股東大會
監事會
董事會
投資管理
委員會
審核
委員會
薪酬與考核
委員會
管理層

董事會

董事會是本公司的經營決策中心，受股東大會的委託，負責經營和管理公司的法人財產，並對股東大會負責。

本屆董事會乃本公司成立以來第三屆董事會，由7名董事組成，其中執行董事4人，獨立非執行董事3人。各位董事的任期自二零零四年三月二十六日或獲選之日起至新一屆董事會成員選舉產生之日止。

董事由股東大會選舉或更換，董事選舉實行累積投票制度。董事任期屆滿，可連選連任。獨立非執行董事均為獨立人士，與本公司及主要股東無任何關連關係，其連任時間不超過六年。

本公司已實行董事長與總經理分別由不同人士擔任，並有明確分工。董事長主持董事會工作，領導董事會的日常工作，檢查董事會決議的執行情況等；而總經理在董事會的領導下，主要負責本公司的日常生產經營管理工作，組織實施董事會決議等。

董事會成員具有不同的行業背景，在企業管理、財務會計、金融、醫藥行業和投資策劃等方面擁有專業知識和豐富的經驗。

8. 董事及監事進行證券交易的標準守則

本公司已以港交所上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》作為董事及監事證券交易的守則；在向所有董事及監事作出特定查詢後，本公司確定本公司董事及監事於本報告期內均有遵守上述守則所規定的有關董事進行證券交易的標準。

9. 員工情況

二零零四年年末本集團在冊員工人數為		8,879人。
其中：	生產及後勤輔助人員	4,526人
	銷售人員	1,695人
	工程、科研及技術人員	1,257人
	財務及統計人員	279人
	其他行政管理人員	1,122人

本集團持有碩士文憑以上的員工有77人，本科文憑的員工有893人，另外，退休職工有4,498人。本年度的工資總額約為人民幣3.99億元。

本集團員工的薪酬包括工資、獎金及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

6. 董事及監事的服務合約

本公司現任的每一位董事、監事均與本公司訂立書面服務合約，主要情況如下：

(1) 執行董事周躍進先生與馮贊勝先生、獨立非執行董事吳張先生、黃顯榮先生與張鶴鏞先生以及監事陳燦英先生、歐陽強先生及鍾育贛先生與本公司訂立的合約期限自二零零四年三月二十六日起至第四屆董事會成員、監事會成員選舉產生之日止；

(2) 執行董事楊榮明先生與何舒華先生與本公司訂立的合約期限自二零零四年十一月一日起至第四屆董事會成員、監事會成員選舉產生之日止；

(3) 本公司董事及監事的委任期自獲委任之日起至第四屆董事會成員及監事會成員選舉產生之日止，期限約為三年，任期屆滿可以連選連任。

(4) 上述的董事及監事服務合約中並無關於在任期未屆滿期間終止服務合約需作補償之條款，亦無對任期屆滿後不再連任而需作補償之條款。

7. 董事及監事之合約權益

於本年度內或年結時，本公司、各同系附屬或控股公司概無簽訂任何涉及本集團之業務而本公司之董事或監事直接或間接在其中擁有重大權益之重要合約。

報酬決策程序：

本公司董事及監事的年度薪酬總額均由董事會提出建議，經年度股東周年大會決議通過並授權董事會決定本公司董事、監事服務報酬金額及支付方法。高級管理人員的報酬金額及支付方法則由董事會結合本公司年度業績及個人績效考評確定。

5. 本報告期內，本公司董事、監事及高級管理人員委任或離任情況

(1) 本公司於二零零四年三月二十六日舉行的二零零四年第一次臨時股東大會選舉了蔡志祥先生、李益民先生、馮贊勝先生與周躍進先生為本公司第三屆董事會董事，吳張先生、黃顯榮先生與張鶴鏞先生為本公司第三屆獨立非執行董事，以及選舉了歐陽強先生與鍾育贛先生為本公司第三屆監事會監事。會議還同時通報了陳燦英先生經本公司職工代表大會選舉成為第三屆監事會之職工代表監事。以上獲委任的董事及監事的任期自獲委任之日起至新一屆董事會成員、監事會成員選舉產生之日止。

(2) 經本公司第二屆第二十八次董事會會議同意，黎德成先生因工作調動於二零零四年一月二十六日辭去本公司副總經理一職。

(3) 經本公司第三屆第二次董事會會議同意，李益民先生於二零零四年六月二十二日辭去本公司董事兼副董事長職務。

(4) 經本公司第三屆第四次董事會會議同意，蔡志祥先生於二零零四年九月九日辭去本公司董事長和董事職務。

(5) 本公司於二零零四年十一月一日舉行的二零零四年第二次臨時股東大會選舉了楊榮明先生、何舒華先生為本公司執行董事，任期自獲委任之日起至新一屆董事會成員選舉產生之日止。

(6) 經本公司第三屆第九次董事會會議批准，周躍進先生於二零零四年十一月二十六日辭去本公司總經理職務；同時，謝彬先生獲董事會聘任為本公司總經理，任期自獲委任之日起至新一屆董事會成員選舉產生之日止。

(2) 除上述披露外，於二零零四年十二月三十一日，本公司董事、監事及高級管理人員或彼等之聯繫人概無擁有根據證券條例第十五部第7及第8分部須知會本公司及港交所有關於本公司或其任何相聯法團(定義見證券條例第十五部)之股份、相關股份或債券中任何個人、家族、公司或其他權益或淡倉(包括根據證券條例之該等規定被認為或視作擁有之權益或淡倉)，或必須列入根據證券條例第352條予以存置之登記冊內，或根據標準守則必須知會本公司及港交所之任何個人、家族、公司或其他權益或淡倉。

4. 本年度報酬情況

於本年度，在本集團領取報酬的本公司董事、監事和高級管理人員的年度報酬總額為人民幣3,164千元；報酬金額最高的前三名董事的報酬總額為人民幣2,232千元；報酬金額最高的前三名高級管理人員的報酬總額為人民幣1,523千元。

獨立非執行董事的津貼及其他待遇情況如下：

(單位：人民幣千元)

姓名	二零零四年度津貼	其他待遇
吳　張	74	無
黃顯榮	67	無
張鶴鏞	67	無
朱幼麟	25	無
劉錦湘	16	無
張伯華	25	無
黃卜仁	5	無

在本集團領取報酬的董事、監事及高級管理人員共14人，其中人民幣10萬元以下9人，人民幣10萬元至人民幣40萬元1人，人民幣40萬元以上4人。

註：(a) 在本集團領取報酬金額最高的前五名人士的報酬總額列載於帳目附註第148頁。

(b) 本公司董事於本年度內薪酬情況載於帳目附註第147頁。

3. 董事、監事及高級管理人員於股份、相關股份及債券之權益及淡倉

(1) 於二零零四年十二月三十一日，本公司董事、監事及高級管理人員根據證券條例第十五部第7及第8部分已知會本公司及港交所其於本公司或其任何相聯法團（定義見證券條例第十五部）之股份及相關股份中擁有之權益或淡倉（包括根據證券條例之該等規定被認為或視作擁有之權益或淡倉），或必須列入根據證券條例第352條予以存置之登記冊內，或根據港交所證券上市規則（「上市規則」）《上市發行人董事進行證券交易的標準守則》（「標準守則」）必須知會本公司及港交所之權益或淡倉載列如下：

董事

姓名	權益類別	公司	股份數目
周躍進	個人	本公司（A股）	28,900
	信託*	保聯拓展有限公司（「保聯」）	200,000
何舒華	個人	本公司（A股）	27,700

監事

姓名	權益類別	公司	股份數目
陳燦英	個人	本公司（A股）	9,800
	個人	王老吉藥業**	22,150
歐陽強	個人	本公司（A股）	10,100

高級管理人員

姓名	權益類別	公司	股份數目
何舒華	個人	本公司（A股）	27,700
謝　彬	個人	本公司（A股）	1,000

* *周躍進先生僅以信託人身份持有上述保聯之股份。*

上述股份除保聯股份及本公司A股外，其餘均為職工股。

** *廣州羊城藥業股份有限公司於二零零四年二月五日正式更名為「廣州王老吉藥業股份有限公司」。*

2. 本報告期內，本公司董事、監事及高級管理人員持股(A股)情況

姓名	職務	期初持股數	期末持股數
楊榮明	董事長	—	—
周躍進	副董事長	28,900	28,900
馮贊勝	執行董事	—	—
何舒華	執行董事、副總經理、董事會秘書	27,700	27,700
吳張	獨立非執行董事	—	—
黃顯榮	獨立非執行董事	—	—
張鶴鏞	獨立非執行董事	—	—
蔡志祥	董事長(於二零零四年九月九日辭任)	14,700	14,700
李益民	副董事長(於二零零四年六月二十二日辭任)	14,700	14,700
朱幼麟	獨立非執行董事(於二零零四年三月二十六日離任)	—	—
張伯華	獨立非執行董事(於二零零四年三月二十六日離任)	—	—
劉錦湘	獨立非執行董事(於二零零四年三月二十六日離任)	—	—
黃卜仁	獨立非執行董事(於二零零四年三月二十六日離任)	—	—
陳燦英	監事會主席	9,800	9,800
歐陽強	監事	10,100	10,100
鍾育贛	監事	—	—
譚思馬	監事(於二零零四年三月二十六日離任)	—	—
羅繼東	監事(於二零零四年三月二十六日離任)	—	—
謝　彬	總經理	1,000	1,000
高　昉	財務總監	—	—
黎德成	副總經理(於二零零四年一月二十六日辭任)	—	—

監事

陳燦英先生，55歲，本公司監事會主席。陳先生於一九七三年加入廣藥集團，於一九八五年在廣州市行政學院畢業。現兼任廣藥集團工會主席、本公司工會主席。陳先生亦為廣州市企業家協會常務理事、《中藥事業報》編輯委員會委員及全國中藥經濟研究會常務理事。

歐陽強先生，42歲，經濟師，自二零零四年三月起至今任本公司監事，現任本公司人力資源部高級經理，於二零零零年在廣州市行政學院畢業並獲得經濟管理大學本科文憑。歐陽先生於一九九九年加入廣藥集團，曾任廣藥集團辦公室副主任、主任。

鍾育贛先生，48歲，自二零零四年三月起至今任本公司監事，於一九八二年北京商學院獲經濟學學士學位，一九八五至一九八七年留學前南斯拉夫契里爾•麥托蒂大學。鍾先生現為廣東商學院管理學院院長、管理學教授和碩士研究生導師，兼任中國高等院校市場學研究會副會長、中國市場學會副秘書長、中國國際公共關係協會學術工作委員會委員、廣東省商業經濟學會副會長、廣東省公共關係協會常務理事。鍾先生在市場營銷、戰略決策和企業管理方面具有豐富經驗。

高級管理人員

謝彬先生，47歲，理學碩士，經濟師，自二零零四年十一月起至今任本公司總經理。謝先生於一九七四年八月參加工作，曾先後擔任廣州白雲山中藥廠廠長、廣州白雲山制藥總廠廠長、白雲山股份副總經理、總經理等職務。謝先生同時亦為王老吉藥業副董事長、廣州市藥材公司經理、白雲山股份董事。謝先生在企業管理、市場營銷等方面具有豐富經驗。

高昉先生，46歲，於二零零二年加入本公司，現任本公司財務總監，研究生畢業，持有律師、註冊會計師、高級經濟師等專業資格。曾任深圳證券交易所上市稽核部負責人，香港廣信企業公司董事副總經理，北京比特科技控股股份有限公司副總經理、財務總監。

獨立非執行董事

吳張先生，47歲，自二零零零年起至今任本公司獨立非執行董事，現任金鷹基金管理有限公司董事長、廣州珠江實業有限公司獨立董事。於澳洲梅鐸大學取得工商管理碩士學位，具有堅實的經濟金融理論基礎和豐富的證券管理經驗。吳先生於一九八九年至一九九九年先後擔任廣州越銀財務發展公司總經理、香港越秀財務有限公司董事副總經理、香港越秀證券有限公司董事副總經理。

黃顯榮先生，42歲，於二零零四年三月二十六日獲委任為本公司獨立非執行董事。黃先生於香港中文大學取得行政人員工商管理碩士學位，為香港會計師公會、香港董事學會、英國特許公認會計師公會資深會員及美國會計師公會會員、英國特許秘書及行政人員公會資深會員與英國證券專業協會會員。黃先生現為安里俊投資有限公司董事總經理與持牌人，乃根據證券及期貨條例的持牌法團。黃先生在會計、財務、投資管理和諮詢方面擁有超過21年的豐富經驗。他曾於一家國際會計師事務所任職4年，並擔任一家公眾上市公司首席財務主管7年。黃先生同時亦為在港交所上市的公眾公司AEON信貸財務(亞洲)有限公司董事。

張鶴鏞先生，64歲，自二零零四年三月起至今任本公司獨立非執行董事。張先生於上海醫科大學藥學專業本科畢業，現任國家食品藥品監督管理局顧問、國務院參事，亦任中國非處方藥物協會會長、中國醫藥質量管理協會會長、中國醫藥包裝協會會長及中國醫藥裝備行業協會會長。張先生具有豐富的醫藥行業經驗。

1. 董事、監事、高級管理人員簡介

董事

楊榮明先生，51歲，本公司董事長，研究生學歷，現任廣藥集團董事長兼總經理。楊先生於一九七零年十月份參加工作，曾先後擔任廣州味精食品廠副廠長、廣州澳桑味精食品有限公司副總經理、廣州鷹金錢企業集團公司董事兼總經理、廣州珠江啤酒集團有限公司董事長兼總經理、廣州珠江啤酒股份有限公司董事長。楊先生在企業管理、市場營銷等方面具有豐富的經驗。

周躍進先生，47歲，本公司副董事長，工學學士、經濟學碩士、高級經濟師，執業藥師。周先生於一九七五年加入廣藥集團，曾先後任廣州何濟公制藥廠經營部部長、廣州何濟公制藥廠廠長助理、副廠長、廠長、香港保聯拓展有限公司(「保聯」)董事、副總經理、本公司總經理、廣州漢方現代中藥研究開發有限公司(「漢方公司」)董事長。他同時亦為廣州王老吉藥業股份有限公司(「王老吉藥業」)董事、金鷹基金管理有限公司董事。周先生在企業管理及投資工作方面具有豐富經驗。

馮贊勝先生，54歲，本公司董事，於一九七零年加入廣藥集團。馮先生於一九七七年在廣州醫學院畢業，持有醫療系大學本科文憑，主管藥師。現任廣州醫藥有限公司董事長兼總經理，亦任中國醫藥商業協會副會長、廣東省藥學會常務理事及貿易專業副主任委員。

何舒華先生，48歲，本公司董事、副總經理兼董事會秘書，於一九八二年加入廣藥集團。何先生於一九八二年畢業於中山大學生物系，於一九九五年取得中山大學理學碩士學位。何先生同時亦為國藥集團工業股份有限公司董事、廣西盈康藥業有限責任公司(「廣西盈康」)董事長、廣東省現場統計學會常務理事，廣州市十二屆人大代表。何先生自一九九七年起任本公司董事會秘書，自二零零一年九月起任本公司副總經理，自二零零四年十一月起任本公司董事。何先生在企業管理、市場營銷等方面具有豐富的經驗。

6. 於二零零四年十二月三十一日，本公司前10名流通股股東情況如下：

股東名稱	持有流通股數量（股）	股票種類
香港中央結算（代理人）有限公司	218,214,999	H股
交通銀行——湘財合豐價值優化型成長類行業基金	1,499,897	A股
HSBC Nominees (Hong Kong) Limited	862,000	H股
交通銀行——興科證券投資基金	365,500	A股
Wong Chung King	308,000	H股
徐偉平	220,746	A股
興和證券投資基金	216,354	A股
邢貴松	144,420	A股
連遠傑	121,600	A股
劉志忠	120,000	A股

註：(a) 根據香港中央結算（代理人）有限公司提供的資料，其持有的H股股份乃代表多個客戶持有。

(b) 本公司並不知悉以上10名流通股股東之間是否存在關聯關係，亦並不知悉這10名流通股股東是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

7. 本年度內，本公司或其任何附屬公司概無買賣或贖回本公司之股份。

8. 本報告期內，本公司控股股東未發生變更。

公眾持股量

就董事所知悉的公開資料作為基準，本公司刊發此報告前的最後實際可行日期的公眾持股量是足夠的。

優先認股權

本公司章程及中國法律並無要求本公司按照持有股份比例發行新股予現有股東之優先認購股權條款。

4. 持股10%以上(含10%)的法人股東情況

股東名稱	持股比例	法定代表人	成立日期	註冊資本	經營範圍
廣州醫藥集團有限公司	60.55%	楊榮明	一九九六年八月七日	人民幣10.077億元	國有資產的經營、投資。生產、銷售：醫藥中間體、中西成藥、中藥材、生物技術產品、醫療器械、製藥機械、藥用包裝材料、保健食品及飲料、衛生材料及醫藥整體相關的商品。與醫藥產品有關的進出口業務，及房地產開發。

本報告期內，本公司的控股股東為廣藥集團，實際控制人為廣州市國有資產監督管理委員會(「廣州市國資委」)。


廣州市國資委
100%
廣藥集團
60.55%
本公司

5. 其他持股10%(含10%)以上的法人股東情況

本報告期內，本公司沒有其他持股10%(含10%)以上的法人股東。

註： (a) 本報告期內，本公司控股股東——廣藥集團以其持有的部分本公司股份用於廣州白雲山製藥股份有限公司(「白雲山股份」)債務重組，涉及股份15,260萬股。其中1,248萬股擬轉讓予白雲山股份，有關手續正在辦理中；擬轉讓予中國長城資產管理公司的2,200萬股已於二零零四年十二月辦理過戶手續。本報告期內，廣藥集團已質押的本公司股份中有1,516萬股已解除質押。廣藥集團尚有10,296萬股本公司的股份仍處於質押中。

本公司接獲廣藥集團的通知，廣藥集團質押的5,611萬股本公司國家股(為佔本公司總發行股本的6.91%)已於二零零五年四月十一日被凍結，凍結期限自二零零五年四月十一日起至二零零六年四月十日止。

(b) 根據香港中央結算(代理人)有限公司的通知，於二零零四年十二月三十一日，各公司在中央結算系統股票戶口內持有超過本公司已發行H股股份總數的5%。

除上述所披露外，就董事所知，並無任何其他人士或公司於二零零四年十二月三十一日於本公司之股份及相關股份中擁有佔本公司之已發行任何類別股份5%或以上之權益或淡倉。

3. 前十名股東情況

於二零零四年十二月三十一日，本公司前10名股東情況如下：

股東名稱	本報告期內增減(股)	本年度末持股數(股)	股份類別	佔總股本比例(%)	股份性質
廣藥集團	- 22,000,000	491,000,000	未流通	約60.55	國家股
香港中央結算(代理人)有限公司	+44,000	218,214,999	已流通	約26.91	H股
中國長城資產管理公司	+22,000,000	22,000,000	未流通	約2.71	國家股
交通銀行—湘財合豐價值優化型成長類行業基金	+1,499,897	1,499,897	已流通	約0.18	A股
HSBC Nominees (Hong Kong) Limited	0	862,000	已流通	約0.11	H股
交通銀行—興科證券投資基金	+365,500	365,500	已流通	約0.05	A股
Wong Chung King	0	308,000	已流通	約0.04	H股
徐偉平	+220,746	220,746	已流通	約0.03	A股
興和證券投資基金	- 86,061	216,354	已流通	約0.03	A股
邢貴松	+144,420	144,420	已流通	約0.02	A股

註： (a) 根據香港中央結算(代理人)有限公司提供的資料，其持有的H股股份乃代表多個客戶持有。

(b) 本公司前10名股東中，廣藥集團與其他9名股東均無關聯關係，不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司並不知悉其餘9名股東之間是否存在關聯關係，也並不知悉其他9名股東之間是否屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。

3. 內部職工股情況

本公司無任何內部職工股。

股東情況介紹

1. 本報告期末股東總數

截至二零零四年十二月三十一日止，持有本公司股票的股東戶數為47,042戶。其中，國家股股東2戶，境內上市人民幣普通股(A股)股東47,000戶，境外上市外資股(H股)股東41戶。

2. 股東於本公司股份及相關股份之權益及淡倉

於二零零四年十二月三十一日，任何人士(並非本公司董事、監事或高級管理人員)於本公司的股份及相關股份中，擁有根據香港法例第571章證券及期貨條例(「證券條例」)第十五部的第2及第3分部須知會本公司及香港聯合交易所有限公司(「港交所」)，以及須記入本公司根據證券條例第336條而存置的登記冊的權益及淡倉如下：

股東名稱	持股種類	持有股份數目(股)	佔已發行國家股百分比	約佔已發行H股百分比
廣州醫藥集團有限公司(「廣藥集團」)[a]	國家股	491,000,000	95.71%	—
香港上海匯豐銀行[b]	H股	39,766,694	—	18.09%
匯豐金融證券(香港)有限公司[b]	H股	21,616,000	—	9.83%
國泰君安證券(香港)有限公司[b]	H股	16,996,000	—	7.73%
花旗銀行[b]	H股	15,058,000	—	6.85%
中國銀行(香港)有限公司[b]	H股	13,993,000	—	6.36%
恒生銀行有限公司[b]	H股	11,118,274	—	5.06%

股本變動情況

1. 股份變動情況表及股本結構

數量單位：股

	本次變動前	本次變動增減(+/-) 配股	送股	公積金轉股	增發	其他	小計	本次變動後
一、未上市流通股份								
1. 發起人股份								
其中：								
國家持有股份	513,000,000	—	—	—	—	—	—	513,000,000
境內法人持有股份	—	—	—	—	—	—	—	—
境外法人持有股份	—	—	—	—	—	—	—	—
其他	—	—	—	—	—	—	—	—
2. 募集法人股份	—	—	—	—	—	—	—	—
3. 內部職工股	—	—	—	—	—	—	—	—
4. 優先股或其他	—	—	—	—	—	—	—	—
未上市流通股份合計	513,000,000	—	—	—	—	—	—	513,000,000
二、已上市流通股份								
1. 人民幣普通股	78,000,000	—	—	—	—	—	—	78,000,000
2. 境內上市的外資股	—	—	—	—	—	—	—	—
3. 境外上市的外資股(H股)	219,900,000	—	—	—	—	—	—	219,900,000
4. 其他	—	—	—	—	—	—	—	—
已上市流通股份合計	297,900,000	—	—	—	—	—	—	297,900,000
三、股份總數	810,900,000	—	—	—	—	—	—	810,900,000

2. 股票發行及上市情況

一九九七年十月，廣州藥業在香港發行了2.199億股H股；二零零一年一月，廣州藥業又在國內發行了7,800萬股A股。目前，本公司總股本為81,090萬股，其中，國家股約佔63.26%，A股約佔9.62%，H股約佔27.12%。

二零零四年度股東權益變動情況(合併)

按中國會計準則及制度編製的賬項：

(單位：人民幣千元)

項目	股本	資本公積	盈餘公積	其中： 法定公益金	未分配利潤	股東權益合計
年初數	810,900	1,119,572	416,446	134,459	82,558	2,429,476
本年增加	—	8,932	64,150	19,114	55,445	128,527
本年減少	—	2,123	153	—	115,498	117,774
年末數	810,900	1,126,381	480,442	153,572	22,506	2,440,230

變動原因：

1. 資本公積增加主要是形成固定資產的政府撥款轉入及不用支付的應付款項轉入數；

2. 盈餘公積變動主要是本年度本集團按淨利潤計提數。

按香港普遍採納之會計原則編製的賬項：

(單位：人民幣千元)

項目	股本	股份溢價	資本公積金	法定盈餘公積金	法定公益金	任意盈餘公積金	保留盈利	股東權益合計
於二零零四年一月一日	810,900	781,134	397,589	194,306	134,459	87,681	145,348	2,551,417
本年度盈利	—	—	—	—	—	—	42,829	42,829
已派發二零零三年末期股息	—	—	—	—	—	—	(48,654)	(48,654)
轉撥	—	—	2,243	23,716	19,114	21,319	(66,392)	—
於二零零四年十二月三十一日	810,900	781,134	399,832	218,022	153,573	109,000	73,131	2,545,592

2. 按香港普遍採納之會計原則編製的賬項

（單位：人民幣）

指標項目	**二零零四年**	二零零三年	經重列 二零零二年	二零零一年	二零零零年
營業額（千元）	**7,709,565**	6,973,113	5,943,823	5,334,029	4,222,857
除稅前盈利（千元）	**161,675**	307,829	196,360	205,987	204,572
股東應佔盈利（千元）	**42,829**	146,667	101,155	95,868	135,250
總資產（千元）	**5,413,438**	4,954,091	4,410,210	3,877,969	3,256,426
總負債（含少數股東權益）（千元）	**2,867,846**	2,402,674	1,956,130	1,469,539	1,657,609
股東權益（千元）	**2,545,592**	2,551,417	2,454,080	2,408,430	1,598,817
每股盈利（元）	**0.053**	0.181	0.125	0.119	0.185
每股淨資產（元）	**3.14**	3.15	3.03	2.97	2.18
淨資產收益率（%）	**1.68**	5.75	4.12	3.98	8.46
股東權益比率（%）	**47.02**	51.50	55.65	62.11	49.10
資產負債率%（註）	**52.98**	48.50	44.35	37.89	50.90

註：　資產負債率乃根據此公式計算：負債總值÷資產總值×100%

按照中國證監會《公開發行證券公司信息披露編報規則（第9號）》要求計算的財務指標（按中國會計準則及制度編製）

本報告期利潤	淨資產收益率（%） 全面攤薄	淨資產收益率（%） 加權平均	每股收益（元） 全面攤薄	每股收益（元） 加權平均
主營業務利潤	56.24	56.42	1.69	1.69
營業利潤	7.52	7.54	0.23	0.23
淨利潤	2.27	2.27	0.07	0.07
扣除非經常性損益後的淨利潤	2.59	2.63	0.08	0.08

主要財務數據與財務指標

1. 按中國會計準則及制度編製的賬項

（單位：人民幣）

指標項目	**二零零四年**	二零零三年	二零零二年 調整前	二零零二年 調整後
主營業務收入(千元)	**7,708,314**	6,971,963	5,943,823	5,943,823
淨利潤(千元)	**55,292**	139,795	158,478	158,478
總資產(千元)	**5,182,878**	4,707,039	4,173,194	4,173,194
股東權益(不含少數股東權益)(千元)	**2,440,230**	2,429,476	2,286,929	2,335,583
每股收益(元)	**0.07**	0.17	0.20	0.20
每股淨資產(元)	**3.01**	3.00	2.82	2.88
調整後每股淨資產(元)	**2.96**	2.92	2.74	2.80
每股經營活動產生的現金流量淨額(元)	**0.25**	(0.01)	0.21	0.21
淨資產收益率(攤薄)%	**2.27**	5.75	6.93	6.79
淨資產收益率(加權)%	**2.27**	5.87	7.04	6.96
扣除非經營性損益後淨利潤的加權平均淨資產收益率%	**2.63**	6.06	7.20	7.12
股東權益(不含少數股東權益)比率%	**47.08**	51.61	54.80	55.97
資產負債率%(註)	**49.13**	44.84	41.94	40.78

註： 資產負債率乃根據此公式計算：負債總值÷資產兌值×100%

按中國會計準則及制度與香港普遍採納之會計原則計算的淨資產與淨利潤/股東應佔盈利的差異說明

	二零零四年十二月三十一日 人民幣千元	二零零三年十二月三十一日 人民幣千元
按中國會計準則及制度編製之淨資產	**2,440,230**	2,429,476
資本化之無形資產	**48,125**	58,571
固定資產重估價值差異	**130,833**	132,808
遞延政府補貼收入	**(3,243)**	—
過渡性醫療保險計提差異	**(61,306)**	(66,782)
遞延稅款之淨影響	**5,981**	12,708
少數股東權益差異	**(15,028)**	(15,364)
按香港普遍採納之會計原則編製之淨資產	**2,545,592**	2,551,417

	二零零四年度 人民幣千元	二零零三年度 人民幣千元
按中國會計準則及制度編製之淨利潤	**55,292**	139,795
無形資產之攤銷	**(10,446)**	(10,446)
固定資產重估增值部分所計提之折舊	**(1,975)**	(1,975)
補計之研究開發成本	—	(4,228)
需通過利潤表確認之政府補貼收入	**361**	290
過渡性醫療保險計提差異	**5,476**	4,980
遞延稅款之淨影響	**(6,727)**	(13,882)
需通過利潤表支銷之職工獎勵及福利基金計提	**(2,693)**	(2,507)
回轉的壞帳準備	—	26,067
確認由於對子公司的股權攤薄而產生之收益	—	3,565
確認由於子公司少數股東股權攤薄而產生之損失	**(1,908)**	—
確認核銷長期未支付之應付款項	**5,113**	7,224
少數股東權益的差異	**336**	(2,216)
按香港普遍採納之會計原則編製之股東應佔盈利	**42,829**	146,667

按中國會計準則及制度編製的賬項

項目		二零零四年 *人民幣千元*
1.	利潤總額	**167,642**
2.	淨利潤	**55,292**
3.	扣除非經常性損益後的淨利潤(註)	**63,170**
4.	主營業務利潤	**1,372,489**
5.	其他業務利潤	**39,008**
6.	營業利潤	**183,421**
7.	投資收益	**(4,736)**
8.	補貼收入	**589**
9.	營業外收支淨額	**(11,632)**
10.	經營活動產生的現金流量淨額	**200,542**
11.	現金及現金等價物淨增加額	**64,386**

註：　非經常性損益涉及項目及金額包括

項目	金額 *(單位：人民幣千元)*
處置長期股權投資、固定資產、在建工程、無形資產、其他長期資產產生的損失	(3,705)
各種形式的政府補貼收入	589
短期投資收入，但經國家有關部門批准設立的有經營資格的金融機構獲得的短期投資損益除外	632
營業外收入	6,519
扣除公司日常根據企業會計制度規定計提資產減值準備後的其他各項營業外支出	13,795
以前年度已經計提各項減值準備的轉回	457
所得稅影響	(983)
少數股東損益影響數	(443)
合計	(7,878)

7. 其他資料

首次登記日期：	一九九七年九月一日
首次登記地點：	中國廣東省廣州市沙面北街45號
變更登記日期：	二零零四年十一月十五日
變更登記地點：	中國廣東省廣州市沙面北街45號
企業法人營業執照註冊號：	4401011101830
稅務登記號碼：	44010063320680x
所聘會計師事務所名稱及地址：	國際核數師： 羅兵咸永道會計師事務所 香港中環太子大廈22樓 國內核數師： 廣東羊城會計師事務所有限公司 中國廣東省廣州市東風中路410號健力寶大廈25樓

1.	法定中文名稱：	廣州藥業股份有限公司
	中文名稱縮寫：	廣州藥業
	英文名稱：	Guangzhou Pharmaceutical Company Limited
	英文名稱縮寫：	GPC
2.	法定代表人：	楊榮明
3.	董事會秘書：	何舒華
	證券事務代表：	黃雪貞
	聯繫地址：	中國廣東省廣州市沙面北街45號
	電話：	(8620) 8121 8119/8121 8086
	傳真：	(8620) 8121 6408
	電子郵箱：	hesh@gpc.com.cn/huangxz@gpc.com.cn
4.	註冊及辦公地址：	中國廣東省廣州市沙面北街45號
	郵政編碼：	510130
	國際互聯網網址：	http：//www.gpc.com.cn
	電子郵箱：	sec@gpc.com.cn
	香港主要營業地點：	香港金鐘道89號力寶中心第2座20樓2005室
5.	公司選定的信息披露報紙：	中國內地：《上海證券報》 中國香港：《經濟日報》、《The Standard》(英文報)
	中國證監會指定登載公司年度報告的網址：	http：//www.sse.com.cn
	香港登載公司年度報告的網址：	http：//www.hkex.com.hk
	年度報告備置地點：	廣州藥業股份有限公司董事會秘書處
6.	股票上市交易所名稱及代碼：	A股：上海證券交易所 代碼：600332　公司簡稱：廣州藥業 H股：香港聯合交易所有限公司 代碼：0874　公司簡稱：廣州藥業

目錄

重要提示

廣州藥業股份有限公司(「廣州藥業」或「本公司」)董事會(「董事會」)及其董事保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏，並對其內容的真實性、準確性和完整性負個別及連帶責任。

本公司截至二零零四年十二月三十一日止年度(「本報告期」或「本年度」)財務報告分別經國內廣東羊城會計師事務所有限公司(原「廣州羊城會計師事務所有限公司」)和香港羅兵咸永道會計師事務所審計並出具了標準無保留意見審計報告書。

本公司董事長楊榮明先生、總經理謝彬先生、財務總監高昉先生、財務部高級經理陳炳華先生聲明：保證本報告中財務報告的真實、完整。

本報告分別以中、英文兩種語言編訂，除按香港普遍採納之會計原則編製的財務報告及國際核數師報告外，兩種文體若出現解釋上的歧義時，以中文本為準。

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**



年

2004

Annual Report

報



廣州藥業股份有限公司

Guangzhou Pharmaceutical Company Limited